 Filed Pursuant to Rule 424(b)(3)
 Registration No. 333-258278

MERGER PROPOSED — YOUR VOTE IS VERY IMPORTANT
August 6, 2021
To the Stockholders of Aquesta Financial Holdings, Inc.:
On May 26, 2021, United Community Banks, Inc., which we refer to as United, and Aquesta Financial Holdings, Inc., which we refer to as Aquesta, entered into an Agreement and Plan of Merger and Reorganization, which we refer to as the merger agreement, that provides for the combination of United and Aquesta. Under the merger agreement, Aquesta will merge with and into United, with United as the surviving corporation, in a transaction we refer to as the merger. Immediately following completion of the merger, Aquesta Bank, now a wholly-owned subsidiary of Aquesta, will merge with and into United Community Bank, a wholly-owned subsidiary of United, with United Community Bank as the surviving bank, in a transaction we refer to as the bank merger. The acquisition is intended to expand United’s presence in attractive North Carolina markets and strengthen its position in the state.
Pursuant to the terms and subject to the conditions set forth in the merger agreement, at the effective time of the merger, each outstanding share of Aquesta common stock (including each outstanding share of Aquesta Series A convertible perpetual preferred stock, which we refer to as Aquesta preferred stock, which will automatically convert to 100 shares of Aquesta common stock immediately prior to the merger) (except for treasury stock or shares owned by Aquesta or United, in each case, other than in a fiduciary or agency capacity or as a result of debts previously contracted, and shares held by Aquesta stockholders who properly exercise dissenters’ rights) will be converted into the right to receive, without interest, at the election of the holder, one of the following: (i) 0.6386 shares of United common stock, which we refer to as the stock consideration; (ii) $21.50 in cash, which we refer to as the cash consideration; or (iii) a combination of cash and United common stock. Aquesta stockholders will have the right to elect the form of consideration paid, subject to the limitations that at least 70% of Aquesta’s outstanding shares of common stock will be exchanged for United common stock and no more than 30% of Aquesta’s outstanding shares of common stock will be exchanged for cash consideration. Cash will be paid in lieu of the issuance of fractional shares of United common stock.
Although the number of shares of United common stock that each Aquesta stockholder will receive is fixed, the market value of the merger consideration will fluctuate with the market price of United common stock and may not be known at the time Aquesta stockholders vote on the merger agreement. Based on the closing price of United common stock on the NASDAQ Global Select Market on May 26, 2021, the last trading day preceding the date of public announcement of the merger, the value of the per share merger consideration payable to holders of Aquesta common stock and Aquesta preferred stock was approximately $21.58. We urge you to obtain current market quotations for United (currently traded on The NASDAQ Global Select Market under the trading symbol “UCBI”). Aquesta common stock is quoted on the OTC Pink Open Market under the trading symbol “AQFH.” Aquesta preferred stock is not listed or quoted on any exchange.
Based on the number of shares of Aquesta common stock and Aquesta preferred stock outstanding as of July 30, 2021, if all Aquesta stockholders were to elect stock consideration and no Aquesta stockholders elected cash consideration, United would expect to issue approximately 3,514,417 shares of United common stock to Aquesta stockholders upon completion of the merger, and current Aquesta stockholders would own approximately 3.89% of United common stock immediately following the merger. On the other hand, if 70% of Aquesta’s outstanding shares of common stock were to be exchanged for United common stock and 30% of Aquesta’s outstanding shares of common stock were to be exchanged for cash consideration, United would expect to issue approximately 2,460,092 shares of United common stock to Aquesta stockholders upon completion of the merger, and current Aquesta stockholders would own approximately 2.75% of United common stock immediately following completion of the merger. Any increase or decrease in the number of outstanding shares of Aquesta common stock or Aquesta preferred stock that occurs for any reason before the completion of the merger will cause the actual number of shares of United common stock issued upon completion of the merger to change.

The annual meeting of Aquesta stockholders, which we refer to as the Aquesta annual meeting, will be held on September 15, 2021 at 5:00 p.m., Eastern Daylight Time. Among other matters, at the Aquesta annual meeting, holders of Aquesta common stock and Aquesta preferred stock will be asked to vote to adopt and approve the merger agreement as described in this proxy statement/prospectus. Aquesta stockholders will also be asked to approve a proposal to adjourn the annual meeting, if necessary or appropriate, to solicit additional proxies in favor of the proposal to adopt and approve the merger agreement, as described in this proxy statement/prospectus. Certain holders of Aquesta common stock and preferred stock have entered into voting and support agreements with United pursuant to which they have agreed to vote “FOR” the approval of the merger agreement, subject to the terms of the voting and support agreements.
Aquesta’s board of directors has determined and declared that the merger agreement, the merger, and the transactions contemplated by the merger agreement are advisable and in the best interests of Aquesta and its stockholders, has unanimously authorized, adopted and approved the merger agreement, the merger, and the transactions contemplated by the merger agreement, and unanimously recommends that Aquesta stockholders vote “FOR” the proposal to adopt and approve the merger agreement, “FOR” each of the four director nominees, “FOR” the independent auditor ratification proposal, and “FOR” the proposal to adjourn the Aquesta annual meeting, if necessary or appropriate, to solicit additional proxies in favor of the proposal to adopt and approve the merger agreement.
This document, which serves as a proxy statement for the Aquesta annual meeting and as a prospectus for the shares of United common stock to be issued in the merger to Aquesta stockholders, describes the Aquesta annual meeting, the merger, the documents related to the merger, and other related matters. Please carefully read this entire proxy statement/prospectus, including the “Risk Factors,” beginning on page 21, for a discussion of the risks relating to the proposed merger. You can also obtain information about United from documents that United has filed with the Securities and Exchange Commission.
If you have any questions concerning the merger, you should contact Kristin Couch, Aquesta’s Chief Financial Officer, at (704) 439-4343 or kcouch@aquestabank.com.
James C. Engel President and Chief Executive Officer, Aquesta Financial Holdings, Inc.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued in the merger or passed upon the adequacy or accuracy of this proxy statement/prospectus. Any representation to the contrary is a criminal offense.
The securities to be issued in the merger are not savings or deposit accounts or other obligations of any bank or non-bank subsidiary of either United or Aquesta, and they are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.
The date of this proxy statement/prospectus is August 6, 2021, and it is first being mailed or otherwise delivered to the stockholders of Aquesta on or about August 9, 2021.

AQUESTA FINANCIAL HOLDINGS, INC.
19510 Jetton Road
Cornelius, North Carolina 28031
NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
To Be Held September 15, 2021
NOTICE is hereby given that the annual meeting of stockholders of Aquesta Financial Holdings, Inc., which we refer to as Aquesta, will be held as follows:
Place:	Aquesta Bank Corporate Headquarters 19510 Jetton Road, 2nd Floor Cornelius, North Carolina 28031
Date:	September 15, 2021
Time:	5:00 p.m. Eastern Daylight Time
The purposes of the meeting are:
1.
To consider a proposal to approve the Agreement and Plan of Merger and Reorganization, dated as of May 26, 2021, which we refer to as the merger agreement, by and between United Community Banks, Inc, which we refer to as United, and Aquesta, pursuant to which Aquesta will be merged with and into United and pursuant to which United will issue shares of its common stock as more particularly described in the accompanying proxy statement/prospectus.

2.
To elect four members of Aquesta’s board of directors.

3.
To ratify the appointment of Wipfli LLP as Aquesta’s independent auditor for 2021.

4.
To consider a proposal to authorize management to adjourn the annual meeting to a later date or dates, if necessary or appropriate, including to solicit additional proxies to approve the merger agreement.

5.
To transact such other business as may properly be presented for action at the meeting.

Aquesta will transact no other business at the annual meeting, except for business that may properly come before the annual meeting or any adjournment thereof in accordance with applicable law. Only Aquesta stockholders of record at the close of business on July 30, 2021 will be entitled to notice of and to vote at the meeting or any adjournment thereof. After careful consideration, Aquesta’s board of directors has determined that the merger is advisable and in the best interests of Aquesta’s stockholders and unanimously recommends that Aquesta stockholders vote “FOR” all of the proposals described in the accompanying materials.
Aquesta stockholders are entitled to assert dissenters’ rights with respect to the proposal to approve the merger agreement. Your dissenters’ rights are conditioned on your strict compliance with the requirements of Sections 92A.300 – 92A.500 of Chapter 92A of the Nevada Revised Statutes. The full text of Sections 92A.300 – 92A.500, inclusive, are attached as Annex C to this proxy statement/prospectus.
Regardless of whether you plan to attend the annual meeting, we urge you to return the enclosed proxy card in order to indicate your vote as soon as possible. Aquesta stockholders may also vote electronically by internet by following the instructions for voting provided on the enclosed proxy card. The giving of an appointment of proxy will not affect your right to revoke it or to attend the meeting and vote in person. If your stock is held in the name of a broker, bank or other fiduciary, please follow the instructions on the voting instruction card provided by such person. If you wish to attend the annual meeting and vote in person and your stock is held in the name of a broker, trust, bank or other nominee, you must bring with you a proxy or letter from the broker, trustee, bank or nominee to confirm your beneficial ownership of the stock.
By Order of the Board of Directors
Jim Engel
President and Chief Executive Officer
August 6, 2021

REFERENCES TO ADDITIONAL INFORMATION
This proxy statement/prospectus, which forms part of a registration statement on Form S-4 (File No. 333-258278) filed with the SEC by United Community Banks, Inc., which we refer to as United, constitutes a prospectus of United under Section 5 of the Securities Act of 1933, as amended, which we refer to as the Securities Act, with respect to the shares of United common stock to be issued to Aquesta stockholders pursuant to the Agreement and Plan of Merger and Reorganization, dated as of May 26, 2021, which we refer to as the merger agreement. This proxy statement/prospectus incorporates important business and financial information about United from documents filed with the U.S. Securities and Exchange Commission, which we refer to as the SEC, that are not included in or delivered with this proxy statement/prospectus. You can obtain any of the documents filed with or furnished to the SEC by United at no cost from the SEC’s website at http://www.sec.gov. You may also request copies of these documents, including documents incorporated by reference in this proxy statement/prospectus, at no cost by contacting United at the following address:
United Community Banks, Inc.
125 Highway 515 East
Blairsville, Georgia 30512
Attention: Investor Relations
Telephone: (706) 781-2265
You will not be charged for any of these documents that you request. To obtain timely delivery of these documents, Aquesta stockholders must request them no later than five business days before the date of the Aquesta annual meeting. This means that Aquesta stockholders requesting documents must do so by September 8, 2021.
You should rely only on the information contained in, or incorporated by reference into, this document. No one has been authorized to provide you with information that is different from that contained in, or incorporated by reference into, this document. This document is dated August  6, 2021, and you should assume that the information in this document is accurate only as of such date. You should assume that the information incorporated by reference into this document is accurate as of the date of such document. Neither the mailing of this document to Aquesta stockholders, nor the issuance by United of shares of United common stock in connection with the merger, will create any implication to the contrary.
This document does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction to or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction. Except where the context otherwise indicates, information contained in this document regarding United has been provided by United and information contained in this document regarding Aquesta has been provided by Aquesta.
Please see “Where You Can Find More Information” for more details.

i

ii

QUESTIONS AND ANSWERS ABOUT THE MERGER
The following are some questions that you may have about the merger and the Aquesta annual meeting, and brief answers to those questions. We urge you to read carefully the remainder of this proxy statement/prospectus because the information in this section does not provide all of the information that might be important to you with respect to the merger or the Aquesta annual meeting. Additional important information is also contained in the documents incorporated by reference into this proxy statement/prospectus. Please see “Where You Can Find More Information.”
Q:
What is the merger?

A:
United and Aquesta have entered into an Agreement and Plan of Merger and Reorganization, dated as of May 26, 2021, which we refer to as the merger agreement. Under the merger agreement, Aquesta will merge with and into United, with United continuing as the surviving corporation, in a transaction we refer to as the merger. Immediately following the completion of the merger, Aquesta Bank, a wholly-owned subsidiary of Aquesta, will merge with and into United Community Bank, a wholly-owned subsidiary of United, with United Community Bank continuing as the surviving bank, in a transaction we refer to as the bank merger. A copy of the merger agreement is included in this proxy statement/prospectus as Annex A.

The merger cannot be completed unless, among other things, Aquesta stockholders approve the merger proposal.
Q:
Why am I receiving this proxy statement/prospectus?

A:
We are delivering this document to you because it is a proxy statement being used by the Aquesta board of directors to solicit proxies of Aquesta stockholders in connection with approval of the merger agreement, the merger and related matters.

Aquesta has called its annual meeting of its stockholders, at which, among other things, Aquesta stockholders will be asked to approve the merger and related matters. This document serves as the proxy statement for the Aquesta annual meeting and describes the proposals to be presented at the Aquesta annual meeting.
Finally, this document is also a prospectus that is being delivered to Aquesta stockholders because, in connection with the merger, United will be issuing to Aquesta stockholders shares of United common stock as part of the merger consideration.
This proxy statement/prospectus contains important information about the merger and the other proposals being voted on at the Aquesta annual meeting and important information to consider in connection with an investment in United common stock. You should read it carefully and in its entirety. The enclosed materials allow you to have your shares of Aquesta common stock voted by proxy without attending the Aquesta annual meeting. Your vote is important and we encourage you to submit your proxy as soon as possible.
Q:
What are Aquesta stockholders being asked to vote on at the Aquesta annual meeting?

A:
Aquesta is soliciting proxies from its stockholders with respect to the following proposals:

•
a proposal to adopt and approve the merger agreement, which we refer to as the merger proposal;

•
a proposal to elect four members of the Aquesta board of directors;

•
a proposal to ratify the appointment of Wipfli LLP as Aquesta’s independent auditor for 2021; and

•
a proposal to adjourn the Aquesta annual meeting, if necessary or appropriate, for the purpose of soliciting additional proxies in favor of the merger proposal, which we refer to as the adjournment proposal.

Q:
What will Aquesta stockholders receive in the merger?

A:
If the merger closes, each share of Aquesta Series A convertible perpetual preferred stock, which we refer to as Aquesta preferred stock will automatically convert to 100 shares of Aquesta common stock immediately prior to the closing, and each issued and outstanding share of Aquesta common stock (including such converted shares of Aquesta preferred stock) will then be exchanged, without interest, for either (i) 0.6386 shares of United common stock, which we refer to as the stock consideration; (ii) $21.50 in cash, which we refer to as the cash consideration; or (iii) a combination of cash and United common stock (except for treasury stock or shares owned by Aquesta or United, in each case, other than in a fiduciary or agency capacity or as a result of debts previously contracted, and shares held by stockholders who properly exercise dissenters’ rights). Aquesta stockholders will have the opportunity to elect the form of consideration they would prefer to receive in the merger, subject to the limitations that at least 70% of Aquesta’s outstanding shares of common stock will be exchanged for United common stock and no more than 30% of Aquesta’s outstanding shares of common stock will be exchanged for cash consideration. United will not issue fractional shares in the merger. Instead, each Aquesta stockholder that would otherwise have been entitled to receive a fraction of a share of United common stock will received cash (without interest) in an amount equal to such fractional part of a share of United common stock multiplied by the average closing price of a share of United common stock on NASDAQ for the twenty (20) consecutive trading days ending at the trading day immediately prior to the closing date of the merger. Based on the number of shares of Aquesta common stock and Aquesta preferred stock outstanding as of July 30, 2021, if all Aquesta stockholders were to elect stock consideration and no Aquesta stockholders elected cash consideration, United would expect to issue approximately 3,514,417 shares of United common stock to Aquesta stockholders upon completion of the merger, and current Aquesta stockholders would own approximately 3.89% of United common stock immediately following the merger. On the other hand, if 70% of Aquesta’s outstanding shares of common stock were to be exchanged for United common stock and 30% of Aquesta’s outstanding shares of common stock were to be exchanged for cash consideration, United would expect to issue approximately 2,460,092 shares of United common stock to Aquesta stockholders upon completion of the merger, and current Aquesta stockholders would own approximately 2.75% of United common stock immediately following completion of the merger. Any increase or decrease in the number of outstanding shares of Aquesta common stock or Aquesta preferred stock that occurs for any reason before the completion of the merger will cause the actual number of shares of United common stock issued upon completion of the merger to change.
Q:
If I am a holder of Aquesta preferred stock, what happens to my shares as a result of the merger?

A:
If you are a holder of Aquesta preferred stock, each share of your Aquesta preferred stock will automatically convert, immediately prior to the closing of the merger, into 100 shares of Aquesta common stock. Holders of such newly converted shares of Aquesta common stock will then be entitled to the same merger consideration as the other holders of Aquesta common stock, as described in the immediately preceding Q&A and further detailed in the merger agreement.

Q:
How will the merger affect Aquesta restricted stock awards?

A:
Under the merger agreement, at the effective time, each outstanding Aquesta restricted stock award will vest and be cancelled and converted automatically into the right to receive the merger consideration in respect of each share of Aquesta common stock underlying such restricted stock award.

Q:
How will the merger affect Aquesta stock options and warrants?

A:
At the effective time, each outstanding option or warrant to purchase shares of Aquesta common stock will vest and (i) if the holder thereof delivers a stock option or warrant, as applicable, cash-out agreement as contemplated by the merger agreement at least 5 days prior to the closing of the merger, shall be cancelled and converted automatically into the right to receive a cash payment equal to the product of (A) the excess; if any, of (1) the product of the 0.6386 exchange ratio multiplied by the average buyer stock price (as defined in the merger agreement) over (2) the exercise price with respect to such stock option or warrant, as applicable, multiplied by (B) the number of shares of Aquesta common stock underlying such option or warrant, as applicable, or (ii) if the holder does not timely deliver such a stock option or warrant, as applicable, cash-out agreement, shall be cancelled and converted automatically into the right to receive an option or warrant, as applicable, to purchase a number of shares of United common stock equal to 0.6386 multiplied by the number of shares of

Aquesta common stock subject to such option or warrant, as applicable, with an exercise price equal to the exercise price per share of such option or warrant, as applicable, divided by 0.6386 and an expiration date commensurate with the option being replaced.
For further information, see “The Merger Agreement — Treatment of Aquesta Restricted Stock, Stock Options and Warrants,” beginning on page 72.
Q:
What are the U.S. federal income tax consequences of the merger to Aquesta stockholders?

A:
It is intended that the merger qualify as a “reorganization” within the meaning of Section 368(a)(1)(A) of the Internal Revenue Code of 1986, as amended, which we refer to as the Code. It is a condition to the completion of the merger that Aquesta receive a written opinion from its counsel to the effect that the merger will qualify as a “reorganization” within the meaning of Section 368(a)(1)(A) of the Code. If the merger so qualifies, a U.S. holder (as defined under “Material U.S. Federal Income Tax Consequences”) of Aquesta common stock or Aquesta preferred stock generally will not recognize gain or loss for U.S. federal income tax purposes upon the exchange of shares of Aquesta common stock and Aquesta preferred stock, as applicable, for shares of United common stock pursuant to the merger, except with respect to any cash received in lieu of fractional shares of United common stock or from the exercise of dissenters’ rights. For further information, see “Material U.S. Federal Income Tax Consequences” beginning on page 84.

Aquesta stockholders should consult their own tax advisors for a full understanding of the particular tax consequences of the merger to them.
Q:
If I am an Aquesta stockholder, should I send in my Aquesta stock certificate(s) now?

A:
No. Please do not send in your Aquesta stock certificate(s) with your proxy. After the merger, an exchange agent will send you instructions for exchanging Aquesta stock certificates for the merger consideration. See “The Merger Agreement — Exchange and Payment Procedures.”

Q:
What should I do if I hold my shares of Aquesta common stock or Aquesta preferred stock in book-entry form?

A:
You are not required to take any additional actions in connection with the conversion at the effective time of the merger of your shares of Aquesta common stock or Aquesta preferred stock into shares of United common stock if your shares of Aquesta common stock or Aquesta preferred stock are held in book-entry form. After the completion of the merger, shares of Aquesta common stock and Aquesta preferred stock held in book-entry form will automatically be exchanged for book-entry shares of United common stock.

Q:
Will the value of the stock consideration that forms a part of the merger consideration change between the date of this proxy statement/prospectus and the time the merger is completed?

A:
Yes. The value of the stock consideration that forms a part of the merger consideration will fluctuate between the date of this proxy statement/prospectus and the completion of the merger based upon the market value for United common stock. Any fluctuation in the market price of United common stock after the date of this proxy statement/prospectus will change the value of the shares of United common stock received by Aquesta stockholders who receive stock consideration in the merger.

Q:
How does the Aquesta board of directors recommend that I vote at the Aquesta annual meeting?

A:
The Aquesta board of directors unanimously recommends that you vote “FOR” the merger proposal “FOR” each of the four director nominees, “FOR” the independent auditor ratification proposal, and “FOR” the adjournment proposal.

Q:
When and where is the Aquesta annual meeting?

A:
The Aquesta annual meeting will be held on September 15, 2021 at 5:00 p.m., Eastern Daylight Time, at Aquesta Bank’s corporate headquarters located at 19510 Jetton Road, Cornelius, North Carolina 28031.

Q:
What do I need to do now?

A:
After you have carefully read this proxy statement/prospectus and have decided how you wish to vote your shares, please vote your shares promptly so that your shares are represented and voted at the Aquesta annual meeting. If you hold your shares in your name as a stockholder of record, you must complete, sign, date, and mail your proxy card in the enclosed postage-paid return envelope as soon as possible. Alternatively, you may vote before the annual meeting through the Internet. Information and applicable deadlines for voting through the Internet are set forth in the enclosed proxy card instructions. If you hold your shares in “street name” through a bank or broker, you must direct your bank or broker how to vote in accordance with the instructions you have received from your bank or broker.

Q:
What constitutes a quorum for the Aquesta annual meeting?

A:
The presence at the Aquesta annual meeting, in person or by proxy, of a majority of the outstanding shares of Aquesta common stock and a majority of the outstanding shares of Aquesta preferred stock will constitute a quorum for the transaction of business. Abstentions will be included in determining the number of shares present at the meeting for the purpose of determining the presence of a quorum.

Q:
What is the vote required to approve each proposal at the Aquesta annual meeting?

A:
Merger proposal

•
Standard:   Approval of the merger proposal requires the affirmative votes of holders of a majority of the outstanding shares of each of (i) Aquesta common stock and (ii) Aquesta preferred stock, voting as separate classes.

•
Effect of abstentions and broker non-votes:   If you fail to vote, mark “ABSTAIN” on your proxy, or fail to instruct your bank or broker with respect to the merger proposal, it will have the same effect as a vote “AGAINST” the merger proposal.

Election of directors
•
Standard:   The four nominees receiving the greatest number of votes of Aquesta common stock will be elected.

•
Effect of abstentions and broker non-votes:   Abstentions and broker non-votes will have no effect on the outcome of the director election proposal.

Auditor ratification proposal
•
Standard:   Approval of the auditor ratification proposal requires that the number of votes of Aquesta common stock cast in favor of the proposal exceed the votes cast against the proposal.

•
Effect of abstentions and broker non-votes:   Abstentions and broker non-votes will have no effect on the outcome of the auditor ratification proposal.

Adjournment proposal
•
Standard:   Approval of the adjournment proposal requires that the number of votes of Aquesta common stock and Aquesta preferred stock, voting together as a single class, cast in favor of the adjournment proposal exceed the votes cast against the adjournment proposal.

•
Effect of abstentions and broker non-votes:   If you mark “ABSTAIN” on your proxy card, fail to submit a proxy card or vote in person at the Aquesta annual meeting, or fail to instruct your bank or broker how to vote with respect to the adjournment proposal, you will be deemed not to have cast a vote with respect to the proposal and it will have no effect on the adjournment proposal.

For information regarding the voting and support agreements between United and certain holders of shares of Aquesta common stock and Aquesta preferred stock, see “Information About The Aquesta Annual meeting — Shares Held by Directors and Executive Officers” beginning on page 28.

Q:
If my shares are held in “street name” by my bank or broker, will my bank or broker automatically vote my shares for me?

A:
No. Your bank or broker cannot vote your shares without instructions from you. If your shares are held in “street name” through a bank, broker, or other holder of record, you must provide the record holder of your shares with instructions on how to vote the shares. Please follow the voting instructions provided by the bank or broker. You may not vote shares held in street name by returning a proxy card directly to Aquesta, or by voting in person at the Aquesta annual meeting, unless you provide a “legal proxy,” which you must obtain from your broker, bank, or other nominee. Further, brokers, banks, or other nominees who hold shares of Aquesta common stock or Aquesta preferred stock on behalf of their customers may not give a proxy to Aquesta to vote those shares with respect to any of the proposals without specific instructions from their customers, as brokers, banks, and other nominees do not have discretionary voting power on these matters. Failure to instruct your bank or broker how to vote will have the same effect as a vote “AGAINST” the merger proposal.

Q:
Why is my vote important?

A:
If you do not vote, it will be more difficult for Aquesta to obtain the necessary quorum to hold the Aquesta annual meeting. In addition, your failure to submit a proxy or vote in person, or failure to instruct your bank or broker how to vote, or abstention will have the same effect as a vote “AGAINST” the merger proposal.

Q:
Can I change my vote?

A:
Yes. If you are a holder of record of Aquesta common stock or Aquesta preferred stock, you may change your vote at any time before your shares are voted at the Aquesta annual meeting by: (1) signing and returning another valid proxy card with a later date, (2) submitting another valid proxy by the Internet with a later date, (3) prior to the annual meeting, delivering a written notice of revocation to Aquesta’s Corporate Secretary at the following address: Aquesta Financial Holdings, Inc., 19510 Jetton Road, Cornelius, North Carolina 28031

If you hold your shares in “street name” through a bank, broker, or other holder of record, you should contact your record holder to change your vote.
Q:
What should I do if I receive more than one set of voting materials?

A:
Aquesta stockholders may receive more than one set of voting materials, including multiple copies of this proxy statement/prospectus and multiple proxy cards or voting instruction cards. For example, if you hold shares of Aquesta common stock and/or Aquesta preferred stock in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold such shares. If you are a holder of record of Aquesta common stock and/or Aquesta preferred stock and your shares are registered in more than one name, you will receive more than one proxy card. Please complete, sign, date, and return each proxy card and voting instruction card that you receive or otherwise follow the voting instructions set forth in this proxy statement/prospectus to ensure that you vote every share of Aquesta common stock and Aquesta preferred stock that you own.

Q:
Will Aquesta be required to submit the merger proposal to its stockholders even if the Aquesta board of directors has withdrawn, modified, or qualified its recommendation?

A:
Yes. Unless the merger agreement is terminated before the Aquesta annual meeting, Aquesta is required to submit the merger proposal to its stockholders even if the Aquesta board of directors has withdrawn, modified or qualified its recommendation that Aquesta stockholders adopt and approve the merger agreement.

Q:
Are Aquesta stockholders entitled to dissenters’ rights?

A:
Yes, Aquesta stockholders who do not vote in favor of the merger proposal and otherwise comply with all of the procedures set forth in Nevada law will be entitled to receive payment in cash for the fair value of their shares. A copy of Sections 92A.300 through 92A.500 of the Nevada Revised Statutes, which we refer to as the NRS, is attached as Annex C to this proxy statement/prospectus. The fair value, as determined under the statute, could be more than the merger consideration but could also be less. The provisions of Nevada law governing dissenters’ rights are complex, and you should study them carefully if you wish to exercise these rights. Multiple steps must be taken to properly exercise and perfect such rights. For further information, see “The Merger — Dissenters’ rights in the Merger.”
Q:
When do you expect to complete the merger?

A:
United and Aquesta expect to complete the merger in the fourth quarter of 2021. However, neither United nor Aquesta can assure you of when or if the merger will be completed. United and Aquesta must obtain the approval of the merger agreement by the Aquesta stockholders at the Aquesta annual meeting, and also must obtain necessary regulatory approvals in addition to satisfying certain other closing conditions.

Q:
What happens if the merger is not completed?

A:
If the merger is not completed, Aquesta stockholders will not receive any consideration for their shares of Aquesta common stock in connection with the merger. Instead, Aquesta will remain an independent company and Aquesta common stock will continue to be quoted on the OTC Pink Open Market. In addition, if the merger agreement is terminated in certain circumstances, a termination fee may be required to be paid by Aquesta to United. See “The Merger Agreement — Termination Fee” for a complete discussion of the circumstances under which any such termination fee will be required to be paid.

Q:
Whom should I call with questions?

A:
If you have any questions concerning the merger or this proxy statement/prospectus, would like additional copies of this proxy statement/prospectus, or need help voting your shares of Aquesta common stock or Aquesta preferred stock, please contact Kristin Couch, Aquesta’s Chief Financial Officer, at (704) 439-4343 or kcouch@aquestabank.com, or by mail to Aquesta Financial Holdings, Inc., 19510 Jetton Road, Cornelius, North Carolina 28031.

SUMMARY
This summary highlights selected information from this proxy statement/prospectus. It may not contain all of the information that is important to you. We urge you to read carefully the entire proxy statement/prospectus, including the annexes, and the other documents to which we refer in order to fully understand the merger. Please see “Where You Can Find More Information.” Each item in this summary refers to the page of this proxy statement/prospectus on which that subject is discussed in more detail.
The Merger (page 39)
United and Aquesta are proposing a merger. If the merger is completed, for each share of Aquesta common stock (including shares of Aquesta preferred stock, which will each automatically convert into 100 shares of Aquesta common stock immediately prior to the merger) held immediately before the merger, Aquesta stockholders will receive either (i) 0.6386 shares of United common stock; (ii) $21.50 in cash; or (iii) a combination of cash and United common stock (except for treasury stock or shares owned by Aquesta or United, in each case, other than in a fiduciary or agency capacity or as a result of debts previously contracted, and shares held by stockholders who properly exercise dissenters’ rights). Aquesta stockholders will have the opportunity to elect the form of consideration they would prefer to receive in the merger, subject to the limitations that at least 70% of Aquesta’s outstanding shares of common stock will be exchanged for United common stock and no more than 30% of Aquesta’s outstanding shares of common stock will be exchanged for cash consideration.
Based on the number of shares of Aquesta common stock and Aquesta preferred stock outstanding as of July 30, 2021, if all Aquesta stockholders were to elect stock consideration and no Aquesta stockholders elected cash consideration, United would expect to issue approximately 3,514,417 shares of United common stock to Aquesta stockholders upon completion of the merger, and current Aquesta stockholders would own approximately 3.89% of United common stock immediately following the merger. On the other hand, if 70% of Aquesta’s outstanding shares of common stock were to be exchanged for United common stock and 30% of Aquesta’s outstanding shares of common stock were to be exchanged for cash consideration, United would expect to issue approximately 2,460,092 shares of United common stock to Aquesta stockholders upon completion of the merger, and current Aquesta stockholders would own approximately 2.75% of United common stock immediately following completion of the merger. Any increase or decrease in the number of outstanding shares of Aquesta common stock or Aquesta preferred stock that occurs for any reason before the completion of the merger will cause the actual number of shares of United common stock issued upon completion of the merger to change. United will not issue fractional shares in the merger. Instead, each Aquesta stockholder that would otherwise have been entitled to receive a fraction of a share of United common stock will received cash (without interest) in an amount equal to such fractional part of a share of United common stock multiplied by the average closing price of a share of United common stock on NASDAQ for the twenty (20) consecutive trading days ending at the trading day immediately prior to the closing date of the merger.
United common stock is listed on NASDAQ under the symbol “UCBI,” and Aquesta common stock is quoted on the OTC Pink Open Market under the symbol “AQFH.” Aquesta preferred stock is not listed or quoted on any exchange. The following table shows the closing sale prices of United common stock and Aquesta common stock as reported on NASDAQ and the OTC Pink Open Market, respectively, on May 26, 2021, the day immediately prior to public announcement of the merger agreement, and on August 4, 2021, the latest practicable trading day before the date of this proxy statement/prospectus. The table also shows the implied value of the merger consideration payable for each share of Aquesta common stock, which we calculated by multiplying the closing price per share of United common stock on those dates by the exchange ratio of 0.6386.
	United Common Stock	Aquesta Common Stock	Implied Value of One Share of Aquesta Common Stock
May 26, 2021	$33.79	$12.95	$21.58
August 4, 2021	$28.65	$19.35	$18.29
The merger agreement governs the merger. The merger agreement is included in this proxy statement/prospectus as Annex A. All descriptions in this summary and elsewhere in this proxy statement/prospectus of the terms and conditions of the merger are qualified in their entirety by reference to the merger agreement. Please read the merger agreement carefully for a more complete understanding of the merger.
Aquesta’s Reasons for the Merger; Recommendation of the Aquesta Board of Directors (page 44)
The Aquesta board of directors has unanimously (i) determined that the merger agreement and the transactions contemplated thereby, including the merger, are in the best interests of Aquesta and the Aquesta stockholders and (ii) adopted the merger agreement and approved the execution, delivery and performance by Aquesta of the merger agreement and the consummation of the transactions contemplated thereby, including the merger. The Aquesta board of directors unanimously recommends that the Aquesta stockholders vote “FOR” the merger proposal and “FOR” the adjournment proposal. For the factors considered by the Aquesta board of directors in reaching its decision to adopt the merger agreement, see “The Merger — Aquesta’s Reasons for the Merger, Recommendation of the Aquesta Board of Directors,” beginning on page 44.
Opinion of Aquesta’s Financial Advisor (page 48 and Annex B)
At the May 26, 2021 meeting at which the Aquesta’s board of directors considered and discussed the terms of the merger agreement and the merger, Piper Sandler & Co., which we refer to as Piper Sandler, delivered to the Aquesta board of directors its oral opinion, which was subsequently confirmed in writing on May 26, 2021, to the effect that, as of the date thereof, the consideration to be received in the merger by holders of Aquesta common stock was fair, from a financial point of view, to such holders. The full text of Piper Sandler’s opinion is attached as Annex B to this proxy statement/prospectus. The opinion outlines the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by Piper Sandler in rendering its opinion. The description of the opinion set forth below is qualified in its entirety by reference to the full text of the opinion. Aquesta stockholders are urged to read the entire opinion carefully in connection with their consideration of the proposed merger.
For further information, see “The Merger — Opinion of Aquesta’s Financial Advisor,” beginning on page 48.
Treatment of Aquesta Restricted Stock, Stock Options and Warrants (page 72)
Restricted Stock.   Under the merger agreement, at the effective time of the merger, which we refer to as the effective time, each outstanding Aquesta restricted stock award will vest and be cancelled and converted automatically into the right to receive the merger consideration in respect of each share of Aquesta common stock underlying such restricted stock award.
Stock Options.   At the effective time, each outstanding option to purchase shares of Aquesta common stock will vest and (i) if the holder thereof delivers a stock option cash-out agreement as contemplated by the merger agreement at least 5 days prior to the closing of the merger, shall be cancelled and converted automatically into the right to receive a cash payment equal to the product of (A) the excess, if any, of (1) the product of the 0.6386 exchange ratio multiplied by the average buyer stock price (as defined in the merger agreement) over (2) the exercise price with respect to such stock option multiplied by (B) the number of shares of Aquesta common stock underlying such option, or (ii) if the holder does not timely deliver such a stock option cash-out agreement, shall be cancelled and converted automatically into the right to receive an option to purchase a number of shares of United common stock equal to 0.6386 multiplied by the number of shares of Aquesta common stock subject to such option with an exercise price equal to the exercise price per share of such option divided by 0.6386 and an expiration date commensurate to the option being replaced. Under the merger agreement, the “average buyer stock price” means the average of the closing sales prices of United common stock as reported on the Nasdaq Stock Market during the 20 consecutive full trading days ending at the closing of trading on the trading day immediately prior to the last of the following dates to occur: (a) the effective date (including expiration of any applicable waiting period) of the last required consent of any regulatory authority having authority over and approving or exempting the merger and (b) the date of receipt of Aquesta stockholder approval of the merger agreement.
Warrants.   At the effective time, each outstanding warrant to purchase shares of Aquesta common stock will vest and (i) if the holder thereof delivers a warrant cash-out agreement as contemplated by the merger agreement at least 5 days prior to the closing of the merger, shall be cancelled and converted automatically into the right to receive a cash payment equal to the product of (A) the excess, if any, of (1) the product of the 0.6386 exchange ratio multiplied by the average buyer stock price (as defined in the merger agreement) over (2) the exercise price with respect to such warrant multiplied by (B) the number of shares of Aquesta common stock underlying such warrant or (ii) if the holder does not timely deliver such a warrant cash-out agreement, shall be cancelled and converted automatically into the right to receive a warrant to purchase a number of shares of United common stock equal to 0.6386 multiplied by the number of shares of Aquesta common stock subject to such warrant with an exercise price equal to the exercise price per share of such warrant divided by 0.6386.
For further information, see “The Merger Agreement — Treatment of Aquesta Restricted Stock, Stock Options and Warrants,” beginning on page 72.
Aquesta Will Hold its Annual meeting on September 15, 2021 (page 27)
The Aquesta annual meeting will be held on September 15, 2021 at 5:00 p.m. Eastern Daylight Time at Aquesta Bank’s corporate headquarters located at 19510 Jetton Road, Cornelius, North Carolina 28031. At the Aquesta annual meeting, Aquesta stockholders will be asked to consider and vote upon the following matters:
•
a proposal to adopt and approve the Agreement and Plan of Merger and Reorganization, dated as of May 26, 2021, as it may be amended from time to time, by and between Aquesta and United, pursuant to which Aquesta will merge with and into United, with United continuing as the surviving corporation, which we refer to as the merger proposal;

•
a proposal to elect four members of the Aquesta board of directors;

•
a proposal to ratify the appointment of Wipfli LLP as Aquesta’s independent auditor for 2021; and

•
a proposal to approve one or more adjournments of the Aquesta annual meeting, if necessary or appropriate, including adjournments to permit further solicitation of proxies in favor of the merger proposal, which we refer to as the adjournment proposal.

Aquesta’s board of directors has fixed the close of business on July 30, 2021 as the record date for determining the holders of Aquesta common stock and Aquesta preferred stock entitled to receive notice of and to vote at the Aquesta annual meeting.
As of the Aquesta record date, there were 4,319,915 shares of Aquesta common stock outstanding and entitled to vote at the Aquesta annual meeting held by approximately 278 holders of record and 11,834 shares of Aquesta preferred stock held by 1 holder of record. Each share of Aquesta common stock and Aquesta preferred stock entitles the holder to one vote at the Aquesta annual meeting on each of the merger proposal and the adjournment proposal. For information regarding the voting and support agreements between United and certain holders of shares of Aquesta common stock and Aquesta preferred stock, see “Information About The Aquesta Annual Meeting — Shares Held by Directors and Executive Officers.”
For further information, see “Information About The Aquesta Annual Meeting” beginning on page 27.
Material U.S. Federal Income Tax Consequences of the Merger (page 84)
It is intended that the merger qualify as a “reorganization” within the meaning of Section 368(a)(1)(A) of the Code. It is a condition to the completion of the merger that Aquesta receives a written opinion from its counsel to the effect that the merger will qualify as a “reorganization” within the meaning of Section 368(a)(1)(A) of the Code. If the merger so qualifies, a U.S. holder (as defined under “Material U.S. Federal Income Tax Consequences”) of Aquesta common stock or Aquesta preferred stock generally will not recognize gain or loss for U.S. federal income tax purposes upon the exchange of shares of Aquesta common stock for shares of United common stock pursuant to the merger, except with respect to cash received in lieu of fractional shares of United common stock or from the exercise of dissenters’ rights. For further information, see “Material U.S. Federal Income Tax Consequences of the Merger” beginning on page 84.

Aquesta stockholders should consult their own tax advisors for a full understanding of the particular tax consequences of the merger to them.
Interests of Aquesta’s Directors and Executive Officers in the Merger (page 59)
In considering the recommendation of the Aquesta board of directors with respect to the merger, Aquesta stockholders should be aware that Aquesta’s directors and executive officers have interests in the merger, including financial interests, that may be different from, or in addition to, the interests of the other stockholders of Aquesta. The Aquesta board of directors was aware of and considered these interests during its deliberations of the merits of the merger and in determining to recommend to Aquesta’s stockholders that they vote for the merger proposal and thereby approve the transactions contemplated by the merger agreement, including the merger.
These interests include, among others:
•
as holders of Aquesta restricted stock awards, certain Aquesta directors and executive officers will be entitled to accelerated vesting of such awards;

•
as holders of Aquesta stock options or warrants, certain Aquesta directors and executive officers will be entitled to accelerated vesting of such stock options or warrants and, if such individual so elects, a cash payment with respect to each such stock option or warrant in exchange for its cancellation;

•
James C. Engel, Aquesta’s President and Chief Executive Officer, has entered into an employment agreement with United Community Bank that provides for his continued employment with United Community Bank following the merger;

•
the right of certain executive officers of Aquesta to receive certain change in control payments pursuant to their existing employment agreements;

•
the acceleration of the timing of payment, as a result of the merger, of certain supplemental executive retirement benefits to which Mr. Engel is entitled to under Aquesta Bank’s existing supplemental retirement plan; and

•
United has agreed to provide certain ongoing indemnification and insurance coverage to the officers and directors of Aquesta following the merger for acts or omissions occurring prior to the merger.

For a more complete description of these interests, see the section entitled “The Merger — Interests of Aquesta’s Directors and Executive Officers in the Merger,” beginning on page 59.
Dissenters’ Rights in the Merger (page 63)
Under the Nevada Revised Statutes, which we refer to as the NRS, which is the law under which Aquesta is incorporated, Aquesta stockholders will be entitled to dissenters’ rights in connection with the merger.
In general, to preserve dissenters’ rights, Aquesta stockholders must:
•
deliver to Aquesta, before the Aquesta annual meeting, written notice of intent to demand payment if the merger is effectuated;

•
not vote their shares in favor of the merger proposal; and

•
comply with the other procedures set forth for exercising dissenters’ rights set forth in the NRS.

A copy of Sections 92A.300 through 92A.500 of the NRS pertaining to dissenters’ rights is attached as Annex C to this proxy statement/prospectus. You should read the text of the statutes carefully and consult with your legal counsel if you intend to exercise dissenters’ rights.
For more information, see “The Merger — Dissenters’ Rights in the Merger,” beginning on page 63.
Regulatory Approvals Required for the Merger (page 65)
Subject to the terms of the merger agreement, both United and Aquesta have agreed to use their reasonable best efforts to obtain as soon as practicable all regulatory approvals necessary or advisable to complete the transactions contemplated by the merger agreement. These approvals include approvals from, among others, the Board of Governors of the Federal Reserve System, which we refer to as the Federal Reserve Board, the Federal Deposit Insurance Corporation, which we refer to as the FDIC, the South Carolina Board of Financial Institutions, which we refer to as the SCBFI, and the Office of the North Carolina Commissioner of Banks, which we refer to as the NCCOB. United and Aquesta have filed the requisite applications and notifications to obtain such required regulatory approvals.
Although neither United nor Aquesta knows of any reason why it cannot obtain these regulatory approvals in a timely manner, United and Aquesta cannot be certain when or if they will be obtained. For more information, see “The Merger — Regulatory Approvals Required for the Merger,” beginning on page 65.
Conditions to Complete the Merger (page 80)
Each party’s obligation to complete the merger is subject to the satisfaction or waiver (to the extent permitted under applicable law) of certain conditions, including: (1) the approval of the merger agreement by the requisite vote of Aquesta stockholders; (2) the receipt of all required regulatory approvals and expiration or termination of all statutory waiting periods in respect thereof, each as described above; (3) authorization for listing on NASDAQ of the shares of United common stock to be issued in the merger; (4) effectiveness of the registration statement on Form S-4 with respect to the shares of the United common stock to be issued in the merger; (5) the absence of any order, injunction, or other legal restraint preventing the completion of the merger or making the completion of the merger illegal; (6) subject to certain exceptions, the accuracy of the representations and warranties of the other party; (7) performance in all material respects by the other party of its obligations under the merger agreement; (8) receipt by Aquesta of an opinion from its counsel to the effect that the merger will qualify as a “reorganization” within the meaning of Section 368(a)(1)(A) of the Code; (9) the holders of no more than 15% of the aggregate outstanding shares of Aquesta common stock (including the Aquesta preferred stock to be converted into Aquesta common stock) having properly notified Aquesta of their intent to exercise dissenters’ rights; and (10) the absence of any change, state of facts, event, development or effect that has had, or would reasonably be expected to have, either individually or in the aggregate, a material adverse effect on the other party since December 31, 2020.
Neither United nor Aquesta can be certain when, or if, the conditions to the merger will be satisfied or waived, or that the merger will be completed. For more information, see “The Merger Agreement — Conditions to Complete the Merger,” beginning on page 80.
Termination of the Merger Agreement (page 80)
The merger agreement may be terminated at any time by either United or Aquesta prior to the effective time under the following circumstances:
•
by mutual written consent;

•
if the merger is not consummated by December 31, 2021, unless the failure of the merger to be consummated by that date is due to the breach of the merger agreement by the party seeking to terminate the merger agreement;

•
if its respective board of directors determines, in the event that any regulatory approval required to complete the merger is denied by a final, non-appealable action or an application for any such regulatory approval is permanently withdrawn at the request of a governmental authority;

•
if the merger proposal is not approved by Aquesta stockholders at the Aquesta annual meeting or any adjournment or postponement of the Aquesta annual meeting; or

•
subject to cure rights, in the event of a breach of any of the covenants or agreements, or any inaccuracy of any of the representations or warranties of the other party, such that the conditions to the terminating party’s obligations to complete the merger would not be satisfied.

In addition, the merger agreement may be terminated:
•
by United if, prior to obtaining the approval of the Aquesta stockholders of the merger proposal, the Aquesta board of directors makes an adverse recommendation change or breaches its obligations with respect to the non-solicitation of acquisition proposals, calling a meeting of its stockholders to approve the merger agreement or recommending that its stockholders approve the merger agreement;
•
by Aquesta, prior to approval of the merger proposal by the Aquesta stockholders, in order to enter into a definitive agreement with respect to a superior proposal, provided that that (i) Aquesta has complied with its non-solicitation obligations under the merger agreement in all material respects, (ii) Aquesta has provided United an opportunity to renegotiate the merger agreement such that the alternative transaction no longer constitutes a superior proposal, and (iii) Aquesta pays (or causes to be paid) the termination fee (as defined below) prior to or simultaneously with such termination; or

•
by Aquesta, if the price of the United common stock declines by more than 15% and the price of United common stock underperforms a bank stock index by more than 15%, in each case from the date of the merger agreement, provided that United will have a right to increase the merger consideration to prevent these thresholds from being triggered in the event that Aquesta seeks to exercise this right.

For more information, see “The Merger Agreement — Termination of the Merger Agreement,” beginning on page 80.
Termination Fee (page 81)
If the merger agreement is terminated under certain circumstances, including circumstances involving alternative acquisition proposals and changes in the recommendation of the Aquesta board of directors, Aquesta may be required to pay to United a termination fee equal to $5,200,000. This termination fee could discourage other companies from seeking to acquire or merge with Aquesta. For more information, see “The Merger Agreement — Termination Fee,” beginning on page 81.
The Rights of Aquesta Stockholders Will Change as a Result of the Merger (page 81)
The rights of Aquesta stockholders will change as a result of the merger due to differences in United’s and Aquesta’s governing documents. The rights of Aquesta stockholders are governed by Nevada law and by the Aquesta articles of incorporation and bylaws. Upon the completion of the merger, Aquesta stockholders immediately prior to the effective time will become United shareholders, as the continuing legal entity in the merger, and the rights of Aquesta stockholders will therefore be governed by Georgia law and the United articles of incorporation and bylaws.
For more information, see “Comparison of Stockholders’ and Shareholders’ Rights,” beginning on page 93 for a description of the material differences in stockholders’ and shareholders’ rights under each of the United and Aquesta governing documents, respectively.
Information About the Companies (pages 34, 35)
United Community Banks, Inc.
United Community Banks, Inc. is a bank holding company and a Georgia corporation headquartered in Blairsville, Georgia, and is the parent company of United Community Bank, which opened as a Georgia state-chartered bank in 1950 and converted to a South Carolina state-chartered bank effective July 1, 2021. At June 30, 2021, United had total consolidated assets of approximately $18.9 billion, total consolidated deposits of approximately $16.3 billion, total consolidated loans of approximately $11.4 billion, and total consolidated shareholders’ equity of approximately $2.1 billion. United was incorporated in 1987 and began operations in 1988 in the State of Georgia by acquiring the capital stock of United Community Bank. United has since grown through a combination of acquisitions and strategic growth throughout the Georgia, South Carolina, North Carolina, Tennessee and Florida markets, as well as nationally through its United States Small Business Administration and United States Department of Agriculture lending and equipment finance businesses. As of June 30, 2021, United had 2,440 full-time equivalent employees. The preliminary financial data included in this Form S-4 has been prepared by, and is the responsibility of, United Community Banks, Inc. management. PricewaterhouseCoopers LLP has not audited, reviewed, compiled, or applied agreed-upon procedures with respect to the preliminary financial data. Accordingly, PricewaterhouseCoopers LLP does not express an opinion or any other form of assurance with respect thereto.
United provides a wide array of commercial and consumer banking services, including checking, savings and time deposit accounts, secured and unsecured loans, mortgage loans, payment services, wire transfers, wealth management, trust services, private banking, investment advisory services and other related financial services to its customers. United’s business model combines the commitment to exceptional customer service of a local bank with the products and expertise of a larger institution. United believes that this combination of service and expertise sets it apart and is instrumental in its strategy to build long-term relationships. United Community Bank operates as a locally-focused community bank, supplemented by experienced, centralized support to deliver products and services to its larger, more sophisticated, customers. United’s organizational structure reflects these strengths, with local leaders for each market and market advisory boards operating in partnership with the product experts of its Commercial Banking Solutions unit.
United’s revenue is primarily derived from interest on and fees received in connection with loans we and from interest and dividends on investment securities and short-term investments. The principal sources of funds for United’s lending activities are customer deposits, repayment of loans, and the sale and maturity of investment securities. United’s principal expenses are interest paid on deposits and other borrowings and operating and general administrative expenses.
United’s principal office is located at 125 Highway 515 East, Blairsville, Georgia 30512, and its telephone number at that location is (706) 781-2265. United’s stock is traded on the NASDAQ under the symbol “UCBI.” Additional information about United and its subsidiaries is included in documents incorporated by reference into this proxy statement/prospectus. Please see “Where You Can Find More Information.”
Aquesta Financial Holdings, Inc.
Aquesta Financial Holdings, Inc. is a bank holding company and Nevada corporation and is the parent company of Aquesta Bank, a North Carolina state-chartered bank.
Aquesta’s headquarters is located at 19510 Jetton Road Cornelius, NC 28031, and its telephone number at that location is (704) 439-4343. Aquesta’s common stock is quoted on the OTC Pink Open Market under the symbol “AQFH.”
Additional details are provided under “Information About Aquesta Financial Holdings, Inc.” beginning on page 35.
Pending Acquisition of Reliant Bancorp, Inc.
On July 15, 2021, United and Reliant Bancorp, Inc., which we refer to as Reliant, announced the signing a definitive agreement for United to acquire Reliant, the holding company of Reliant Bank, a Tennessee state-chartered bank headquartered in Brentwood, Tennessee. The transaction was approved by the boards of directors of each of United and Reliant and is expected to close in the first quarter of 2022. Completion of the transaction is subject to customary closing conditions, including receipt of required regulatory approvals and approval of Reliant’s shareholders. Under the terms of the agreement, holders of Reliant common stock will receive 0.9842 shares of United common stock for each share of Reliant common stock, which equated to an aggregate transaction value of approximately $517 million as of the date the definitive agreement was signed.
At June 30, 2021, Reliant had total consolidated assets of approximately $3.1 billion, total consolidated loans (net of allowance for loan losses) of approximately $2.3 billion, and total consolidated deposits of approximately $2.6 billion. Reliant’s total shareholders’ equity at June 30, 2021 was approximately $346 million.
Risk Factors (page 21)
You should consider all the information contained in or incorporated by reference into this proxy statement/prospectus in deciding how to vote for the proposals presented in the proxy statement/prospectus. In particular, you should consider the factors described under “Risk Factors” beginning on page 21.

SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA OF UNITED
The following table summarizes certain selected consolidated historical financial data of United for the periods presented. The selected historical financial data as of and for the years ended December 31, 2020, 2019, 2018, 2017 and 2016 have been derived from United’s audited consolidated financial statements, and United’s audited consolidated financial statements as of December 31, 2020, 2019 and 2018 and for each of the years in the three-year period ended December 31, 2020 have been incorporated by reference in this proxy statement/prospectus.
The selected consolidated historical financial data of United presented below contains financial measures that are not presented in accordance with U.S. generally accepted accounting principles and which have not been audited. See “Non-GAAP Financial Measures” in United’s Annual Report on Form 10-K for the year ended December 31, 2020 for a reconciliation of non-GAAP measures to the most directly comparable GAAP financial measure.
The selected consolidated historical financial data of United presented below is only a summary and not necessarily indicative of the results of future operations of United or the combined company following the completion of the merger, and you should read such information together with the historical consolidated financial information contained in United’s consolidated financial statements and related notes, as well as the information contained under the caption entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” in United’s Annual Report on Form 10-K for the year ended December 31, 2020, which have been filed with the SEC and are incorporated by reference in this proxy statement/prospectus. For more information, see the section entitled “Where You Can Find More Information” beginning on page 102.
in thousands, except per share data)	2020	2019	2018	2017	2016
INCOME SUMMARY
Interest revenue	$557,996	$552,706	$500,080	$389,720	$335,020
Interest expense	56,237	83,312	61,330	33,735	25,236
Net interest revenue	501,759	469,394	438,750	355,985	309,784
Provision for credit losses	80,434	13,150	9,500	3,800	(800)
Noninterest income	156,109	104,713	92,961	88,260	93,697
Total revenue	577,434	560,957	522,211	440,445	404,281
Expenses	367,989	322,245	306,285	267,611	241,289
Income before income tax expense	209,445	238,712	215,926	172,834	162,992
Income tax expense	45,356	52,991	49,815	105,013	62,336
Net income	164,089	185,721	166,111	67,821	100,656
Merger-related and other charges	7,018	7,357	7,345	14,662	8,122
Income tax benefit of merger-related and other charges	(1,340)	(1,695)	(1,494)	(3,745)	(3,074)
Impact of remeasurement of deferred tax asset resulting from 2017 Tax Cuts and Jobs Act	—	—	—	38,199	—
Impairment of deferred tax asset on cancelled non-qualified stock options	—	—	—	—	976
Release of disproportionate tax effects lodged in OCI	—	—	—	3,400	—
Net income – operating(1)*	$169,767	$191,383	$171,962	$120,337	$106,680
PERFORMANCE MEASURES
Per common share:
Diluted net income – GAAP	$1.91	$2.31	$2.07	$0.92	$1.40
Diluted net income – operating(1)*	1.98	2.38	2.14	1.63	1.48

in thousands, except per share data)	2020	2019	2018	2017	2016
Common stock cash dividends declared	0.72	0.68	0.58	0.38	0.30
Book value	21.90	20.53	18.24	16.67	15.06
Tangible book value(3)*	17.56	16.28	14.24	13.65	12.95
Key performance ratios:
Return on common equity – GAAP(2)	9.25%	11.89%	11.60%	5.67%	9.41%
Return on common equity – operating(1)(2)*	9.58	12.25	12.01	10.07	9.98
Return on tangible common equity – operating(1)(2)(3)*	12.24	15.81	15.69	12.02	11.86
Return on assets – GAAP	1.04	1.46	1.35	0.62	1.00
Return on assets – operating(1)*	1.07	1.51	1.40	1.09	1.06
Dividend payout ratio – GAAP	37.70	29.44	28.02	41.30	21.43
Dividend payout ratio – operating(1)*	36.36	28.57	27.10	23.31	20.27
Net interest margin (fully taxable equivalent)	3.55	4.07	3.91	3.52	3.36
Efficiency ratio – GAAP	55.71	55.77	57.31	59.95	59.80
Efficiency ratio – operating(1)*	54.64	54.50	55.94	56.67	57.78
Equity to total assets	11.29	12.66	11.59	10.94	10.05
Tangible common equity to tangible assets(3)*	8.81	10.32	9.29	9.14	8.77
ASSET QUALITY
Nonperforming loans	$61,599	$35,341	$23,778	$23,658	$21,539
Foreclosed properties	647	476	1,305	3,234	7,949
Total NPAs	62,246	35,817	25,083	26,892	29,488
ACL – loans	137,010	62,089	61,203	58,914	61,422
Net charge-offs	18,316	12,216	6,113	5,998	6,766
ACL – loans to loans	1.20%	0.70%	0.73%	0.76%	0.89%
Net charge-offs to average loans	0.17	0.14	0.07	0.08	0.11
NPAs to loans and foreclosed properties	0.55	0.41	0.30	0.35	0.43
NPAs to total assets	0.35	0.28	0.20	0.23	0.28
AVERAGE BALANCES ($ in millions)
Loans	$10,467	$8,708	$8,170	$7,150	$6,413
Investment securities	2,752	2,647	2,899	2,847	2,691
Earning assets	14,226	11,609	11,282	10,162	9,257
Total assets	15,467	12,687	12,284	11,015	10,054
Deposits	13,135	10,579	10,000	8,950	8,177
Shareholders’ equity	1,821	1,556	1,380	1,180	1,059
Common shares – basic (thousands)	83,184	79,700	79,662	73,247	71,910
Common shares – diluted (thousands)	83,248	79,708	79,671	73,259	71,915
AT PERIOD END ($ in millions)
Loans	$11,371	$8,813	$8,383	$7,736	$6,921
Investment securities	3,645	2,559	2,903	2,937	2,762
Total assets	17,794	12,916	12,573	11,915	10,709
Deposits	15,232	10,897	10,535	9,808	8,638
Shareholders’ equity	2,008	1,636	1,458	1,303	1,076
Common shares outstanding (thousands)	86,675	79,014	79,234	77,580	70,899

(1)
Excludes merger-related and other charges, which includes amortization of certain executive change of control benefits, 2019 executive retirement charges and termination of the former Palmetto Bank pension plan, the 2017 impact of remeasurement of United’s deferred tax assets following the passage of tax reform legislation, a 2017 release of disproportionate tax effects lodged in other comprehensive income, and a 2016 deferred tax asset impairment charge related to cancelled non-qualified stock options.

(2)
Net income less preferred stock dividends, divided by average realized common equity, which excludes accumulated other comprehensive income.

(3)
Excludes effect of acquisition related intangibles and associated amortization.

*
Represents a non-GAAP measure.

GAAP Reconciliation and Explanation
This prospectus contains financial information determined by methods other than in accordance with GAAP. Such non-GAAP financial information includes the following measures: “tangible book value per common share” and “tangible common equity to tangible assets.” In addition, management presents non-GAAP operating performance measures, which exclude merger-related and other items that are not part of our core business operations. Operating performance measures include “expenses – operating,” “net income – operating,” “diluted net income per common share – operating,” “return on common equity –  operating,” “return on tangible common equity – operating,” “return on assets – operating,” “dividend payout ratio – operating” and “efficiency ratio – operating.” Management has developed internal processes and procedures to accurately capture and account for merger-related and other charges and those charges are reviewed with the audit committee of our Board each quarter. Management uses these non-GAAP measures because it believes they may provide useful supplemental information for evaluating our operations and performance over periods of time, as well as in managing and evaluating our business and in discussions about our operations and performance. Management believes these non-GAAP measures may also provide users of our financial information with a meaningful measure for assessing our financial results and credit trends, as well as a comparison to financial results for prior periods. These non-GAAP measures should be viewed in addition to, and not as an alternative to or substitute for, measures determined in accordance with GAAP and are not necessarily comparable to other similarly titled measures used by other companies. To the extent applicable, reconciliations of these non-GAAP measures to the most directly comparable measures as reported in accordance with GAAP are included in the following table.
(in thousands, except per share data)	2020	2019	2018	2017	2016
Expense reconciliation
Expenses (GAAP)	$367,989	$322,245	$306,285	$267,611	$241,289
Merger-related and other charges	(7,018)	(7,357)	(7,345)	(14,662)	(8,122)
Expenses – operating	$360,971	$314,888	$298,940	$252,949	$233,167
Net income reconciliation
Net income (GAAP)	$164,089	$185,721	$166,111	$67,821	$100,656
Merger-related and other charges	7,018	7,357	7,345	14,662	8,122
Income tax benefit of merger-related and other charges	(1,340)	(1,695)	(1,494)	(3,745)	(3,074)
Impact of tax reform on remeasurement of deferred tax asset	—	—	—	38,199	—
Impairment of deferred tax asset on canceled non-qualified stock options	—	—	—	—	976
Release of disproportionate tax effects lodged in other comprehensive income	—	—	—	3,400	—
Net income – operating	$169,767	$191,383	$171,962	$120,337	$106,680

(in thousands, except per share data)	2020	2019	2018	2017	2016
Diluted income per common share reconciliation
Diluted income per common share (GAAP)	$1.91	$2.31	$2.07	$0.92	$1.40
Merger-related and other charges	0.07	0.07	0.07	0.14	0.07
Impact of tax reform on remeasurement of deferred tax asset	—	—	—	0.52	—
Impairment of deferred tax asset on canceled non-qualified stock options	—	—	—	—	0.01
Release of disproportionate tax effects lodged in other comprehensive income	—	—	—	0.05	—
Diluted income per common share – operating	$1.98	$2.38	$2.14	$1.63	$1.48
Book value per common share reconciliation
Book value per common share (GAAP)	$21.90	$20.53	$18.24	$16.67	$15.06
Effect of goodwill and other intangibles	(4.34)	(4.25)	(4.00)	(3.02)	(2.11)
Tangible book value per common share	$17.56	$16.28	$14.24	$13.65	$12.95
Return on tangible common equity reconciliation
Return on common equity (GAAP)	9.25%	11.89%	11.60%	5.67%	9.41%
Merger-related and other charges	0.33	0.36	0.41	0.92	0.48
Impact of tax reform on remeasurement of deferred tax asset	—	—	—	3.20	—
Impairment of deferred tax asset on canceled non-qualified stock options	—	—	—	—	0.09
Release of disproportionate tax effects lodged in other comprehensive income	—	—	—	0.28	—
Return on common equity – operating	9.58	12.25	12.01	10.07	9.98
Effect of goodwill and other intangibles	2.66	3.56	3.68	1.95	1.88
Return on tangible common equity – operating	12.24%	15.81%	15.69%	12.02%	11.86%
Return on assets reconciliation
Return on assets (GAAP)	1.04%	1.46%	1.35%	0.62%	1.00%
Merger-related and other charges	0.03	0.05	0.05	0.09	0.05
Impact of tax reform on remeasurement of deferred tax asset	—	—	—	0.35	—
Impairment of deferred tax asset on canceled non-qualified stock options	—	—	—	—	0.01
Release of disproportionate tax effects lodged in other comprehensive income	—	—	—	0.03	—
Return on assets – operating	1.07%	1.51%	1.40%	1.09%	1.06%

(in thousands, except per share data)	2020	2019	2018	2017	2016
Dividend payout ratio reconciliation
Dividend payout ratio (GAAP)	37.70%	29.44%	28.02%	41.30%	21.43%
Merger-related and other charges	(1.34)	(0.87)	(0.92)	(5.65)	(1.02)
Impact of tax reform on remeasurement of deferred tax asset	—	—	—	(11.61)	—
Impairment of deferred tax asset on canceled non-qualified stock options	—	—	—	—	(0.14)
Release of disproportionate tax effects lodged in other comprehensive income	—	—	—	(0.73)	—
Dividend payout ratio – operating	36.36%	28.57%	27.10%	23.31%	20.27%
Efficiency ratio reconciliation
Efficiency ratio (GAAP)	55.71%	55.77%	57.31%	59.95%	59.80%
Merger-related and other charges	(1.07)	(1.27)	(1.37)	(3.28)	(2.02)
Efficiency ratio – operating	54.64%	54.50%	55.94%	56.67%	57.78%
Tangible common equity to tangible assets reconciliation
Equity to assets (GAAP)	11.29%	12.66%	11.59%	10.94%	10.05%
Effect of goodwill and other intangibles	(1.94)	(2.34)	(2.30)	(1.80)	(1.28)
Effect of preferred equity	(0.54)	—	—	—	—
Tangible common equity to tangible assets	8.81%	10.32%	9.29%	9.14%	8.77%

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
Some of the statements contained or incorporated by reference in this proxy statement/prospectus are forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 giving United’s or Aquesta’s expectations or predictions of future financial or business performance or conditions. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “target,” “estimate,” “continue,” “positions,” “projections,” “prospects” or “potential,” by future conditional verbs such as “will,” “would,” “should,” “could” or “may,” or by variations of such words or by similar expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the merger or the bank merger, including future financial and operating results of United, Aquesta or the combined company following the merger, the combined company’s plans, objectives, expectations and intentions, the expected timing of the completion of the merger, the likelihood of success, and impact of litigation and other statements that are not historical facts. These statements are only predictions based on United’s and Aquesta’s current expectations and projections about future events. There are important factors that could cause United’s and Aquesta’s actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements. In particular, you should consider the numerous risks and uncertainties described in the section entitled “Risk Factors” beginning on page 21.
These forward-looking statements are subject to numerous assumptions, risks, and uncertainties which change over time. In addition to factors previously disclosed in United’s reports filed with the SEC, the following factors, among others, could cause actual results to differ materially from forward-looking statements:
•
the inability to close the merger and the bank merger in a timely manner;

•
the failure to complete the merger due to the failure of Aquesta stockholders to approve the merger proposal;

•
failure to obtain applicable regulatory approvals and meet other closing conditions to the merger on the expected terms and schedule;

•
the potential impact of announcement or consummation of the merger on relationships with third parties, including customers, employees, and competitors;

•
business disruption following the merger;

•
difficulties and delays in integrating the businesses of United and Aquesta or fully realizing cost savings and other benefits;

•
United’s potential exposure to unknown or contingent liabilities of Aquesta;

•
the challenges of integrating, retaining, and hiring key personnel;

•
failure to attract new customers and retain existing customers in the manner anticipated;

•
the outcome of pending or threatened litigation, or of matters before regulatory agencies, whether currently existing or commencing in the future, including litigation related to the merger;

•
any interruption or breach of security resulting in failures or disruptions in customer account management, general ledger, deposit, loan, or other systems;

•
changes in United’s stock price before closing, including as a result of the financial performance of Aquesta prior to closing;

•
operational issues stemming from, and/or capital spending necessitated by, the potential need to adapt to industry changes in information technology systems, on which United and Aquesta are highly dependent;

•
changes in legislation, regulation, policies, or administrative practices, whether by judicial, governmental, or legislative action, including, but not limited to, the Coronavirus Aid, Relief, and Economic Security Act, which we refer to as the “CARES Act,” the Dodd-Frank Wall Street Reform and Consumer Protection Act, which we refer to as the “Dodd-Frank Act,” and other changes pertaining to banking, securities, taxation, rent regulation and housing, financial accounting and reporting, environmental protection, and insurance, and the ability to comply with such changes in a timely manner;
•
changes in the monetary and fiscal policies of the U.S. Government, including policies of the U.S. Department of the Treasury and the Federal Reserve Board;

•
changes in interest rates, which may affect United’s and Aquesta’s net income, prepayment penalty income, mortgage banking income, and other future cash flows, or the market value of United’s or Aquesta’s assets, including its investment securities;

•
changes in accounting principles, policies, practices, or guidelines;

•
changes in United’s credit ratings or in United’s ability to access the capital markets;

•
the negative impacts and disruptions and lingering effects resulting from the outbreak of the novel coronavirus, or COVID-19, on the economies and communities served by United and Aquesta, which may have an adverse impact on their respective business, operations and performance, and could have a negative impact on their respective credit portfolios, share prices, borrowers, and on the economy as a whole, both domestically and globally;

•
natural disasters, war, or terrorist activities;

•
United’s inability to complete its previously-announced merger with Reliant Bancorp, Inc.; and

•
other economic, competitive, governmental, regulatory, technological, and geopolitical factors affecting United’s or Aquesta’s operations, pricing, and services.

Additionally, the timing and occurrence or non-occurrence of events may be subject to circumstances beyond United’s or Aquesta’s control.
For any forward-looking statements made in this proxy statement/prospectus or in any documents incorporated by reference into this proxy statement/prospectus, United and Aquesta claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. You are cautioned not to place undue reliance on these statements, which speak only as of the date of this proxy statement/prospectus or the date of the applicable document incorporated by reference in this proxy statement/prospectus. Except to the extent required by applicable law, United and Aquesta do not undertake to update forward-looking statements to reflect facts, circumstances, assumptions, or events that occur after the date the forward-looking statements are made. All written and oral forward-looking statements concerning the merger or other matters addressed in this proxy statement/prospectus and attributable to United, Aquesta, or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this proxy statement/prospectus.

RISK FACTORS
In addition to general investment risks and the other information contained in or incorporated by reference into this proxy statement/prospectus, including the matters addressed under the section “Cautionary Statement Regarding Forward-Looking Statements,” you should carefully consider the following risk factors in deciding how to vote for the proposals presented in this proxy statement/prospectus. You should also read and consider the risk factors relating to the business of United and ownership of United common stock described in Part I, Item 1A of United’s Annual Report on Form 10-K for the year ended December 31, 2020 that has been filed with the SEC, as well as any subsequent documents filed by United with the SEC, which are incorporated into this proxy statement/prospectus by reference. See “Where You Can Find More Information” beginning on page 102.
Risks Relating to the Merger
Because the market price of United common stock will fluctuate, Aquesta stockholders cannot be certain of the market value of the stock consideration they may receive.
Upon completion of the merger, each outstanding share of Aquesta common stock will be converted into the merger consideration consisting of cash, shares of United common stock, or a combination of cash and shares of United common stock. Immediately preceding the merger, each outstanding share of Aquesta preferred stock will automatically be converted into 100 shares of Aquesta common stock. If an Aquesta stockholder receives only cash as merger consideration, the value of the merger consideration that such Aquesta stockholder receives will be independent of any fluctuations in the market price of United common stock. If an Aquesta stockholder receives United common stock as part or all of the merger consideration, the value of such shares of United common stock will vary from the closing price of United common stock on the date United and Aquesta announced the merger, on the date that this proxy statement/prospectus is mailed to Aquesta stockholders, on the date of the Aquesta annual meeting, and on the date the merger is completed. Any change in the market price of United common stock prior to the completion of the merger will affect the market value of the merger consideration that some Aquesta stockholders will receive upon completion of the merger, and there will be no adjustment to the merger consideration for changes in the market price of shares of United common stock, Aquesta common stock, or Aquesta preferred stock, provided that Aquesta may terminate the merger agreement in certain circumstances relating to a decline in the price of United common stock relative to such price as of the date of the merger agreement or to a bank stock index, provided that United will have a right to increase the merger consideration as set forth in the merger agreement to prevent such termination. See “The Merger  — Termination of the Merger Agreement.”
The market price of United’s common stock could be subject to significant fluctuations due to changes in sentiment in the market regarding United’s operations or business prospects, including market sentiment regarding United’s entry into the merger agreement, as well as changes in general market and economic conditions, changes in geopolitical conditions and changes in the values and perceptions of financial services stocks generally. These risks may be affected by:
•
operating results that vary from the expectations of United’s management or of securities analysts and investors;

•
developments in United’s business or in the financial services sector generally;

•
the economic consequences of the COVID-19 pandemic, which has resulted, and may continue to result, in significant market volatility, including volatility in the price of United common stock, as well as the market for financial institutions stocks generally and the broader debt and equity markets;

•
regulatory or legislative changes affecting United’s industry generally or its business and operations;

•
operating and securities price performance of companies that investors consider to be comparable to United;

•
changes in estimates or recommendations by securities analysts or rating agencies;

•
announcements of strategic developments, acquisitions, dispositions, financings, and other material events by United or its competitors; and

•
changes in global financial markets and economies and general market conditions, such as interest or foreign exchange rates, stock, commodity, credit or asset valuations or volatility.

Therefore, at the time of the Aquesta annual meeting, you will not know the precise market value of the consideration you will receive at the effective time. You should obtain current market quotations for shares of United common stock and for shares of Aquesta common stock.
Because Aquesta common stock is traded infrequently, it is difficult to determine how the fair value of Aquesta common stock compares with the merger consideration.
Aquesta common stock is quoted on the OTC Pink Open Market. The market for Aquesta common stock has historically been illiquid and irregular. This lack of liquidity makes it difficult to determine the fair value of Aquesta common stock. In addition, the Aquesta preferred stock is not listed or quoted on any exchange. Because the merger consideration was determined based on negotiations between the parties, it may not be indicative of the fair value of shares of Aquesta common stock or Aquesta preferred stock.
The market price of United common stock after the merger may be affected by factors different from those affecting the shares of United common stock or Aquesta common stock currently.
Upon completion of the merger, holders of Aquesta common stock and Aquesta preferred stock will become holders of United common stock. United’s business differs in important respects from that of Aquesta, and, accordingly, the results of operations of the combined company and the market price of United common stock after the completion of the merger may be affected by factors different from those currently affecting the independent results of operations of each of United and Aquesta. For a discussion of the businesses of United and Aquesta and of some important factors to consider in connection with those businesses, see the documents incorporated by reference in this proxy statement/prospectus and referred to under “Where You Can Find More Information.”
Regulatory approvals may not be received, may take longer than expected, or may impose conditions that are not presently anticipated or that could have an adverse effect on the combined company following the merger.
Before the merger and the bank merger may be completed, United and Aquesta must obtain all necessary approvals or waivers from the Federal Reserve Board, the FDIC, the SCBFI and the NCCOB. Other approvals, waivers or consents from regulators may also be required. In determining whether to grant these approvals the regulators consider a variety of factors, including the regulatory standing of each party and the factors described under “The Merger — Regulatory Approvals Required for the Merger.” An adverse development in either party’s regulatory standing or these factors could result in an inability to obtain approval or delay their receipt. These regulators may impose conditions on the completion of the merger or the bank merger or require changes to the terms of the merger or the bank merger. Such conditions or changes could have the effect of delaying or preventing completion of the merger or the bank merger or imposing additional costs on or limiting the revenues of the combined company following the merger and the bank merger, any of which might have an adverse effect on the combined company following the merger. See “The Merger — Regulatory Approvals Required for the Merger.”
The success of the merger and integration of United and Aquesta and, after the merger, of United and Reliant, will depend on a number of uncertain factors.
The success of the merger will depend on a number of factors, including, without limitation:
•
United’s ability to integrate the branches acquired from Aquesta in the merger, which we refer to as the acquired branches, into United’s current operations;

•
United’s ability to limit the outflow of deposits held by its new customers in the acquired branches and to successfully retain and manage interest-earning assets (i.e., loans) acquired in the merger;

•
United’s ability to control the incremental non-interest expense from the acquired branches in a manner that enables it to maintain a favorable overall efficiency ratio;

•
United’s ability to retain and attract the appropriate personnel to staff the acquired branches; and

•
United’s ability to earn acceptable levels of interest and non-interest income, including fee income, from the acquired branches.

Integrating the acquired branches will be an operation of substantial size and expense, and may be affected by general market and economic conditions or government actions affecting the financial industry generally. Integration efforts will also likely divert United’s management’s attention and resources. No assurance can be given that United will be able to integrate the acquired branches successfully, and the integration process could result in the loss of key employees, the disruption of ongoing business, or inconsistencies in standards, controls, procedures and policies that adversely affect United’s ability to maintain relationships with clients, customers, depositors, and employees, or to achieve the anticipated benefits of the merger. United may also encounter unexpected difficulties or costs during the integration that could adversely affect its earnings and financial condition, perhaps materially. Additionally, no assurance can be given that the operation of the acquired branches will not adversely affect United’s existing profitability, that United will be able to achieve results in the future similar to those achieved by its existing banking business, or that United will be able to manage any growth resulting from the merger effectively.
In addition, United can provide no assurance that the merger with Reliant will be consummated, and the closing of the merger with Reliant is not a condition to the closing of the merger. The successful integration of United and Reliant will depend on a number of factors, including factors similar to those outlined above with respect to the merger.
Combining United and Aquesta may be more difficult, costly, or time consuming than expected and the anticipated benefits and cost savings of the merger may not be realized.
United and Aquesta have operated and, until the completion of the merger, will continue to operate, independently. The success of the merger, including anticipated benefits and cost savings, will depend, in part, on United’s ability to successfully combine and integrate the businesses of United and Aquesta in a manner that permits growth opportunities and does not materially disrupt the existing customer relations or result in decreased revenues due to loss of customers. It is possible that the integration process could result in the loss of key employees, the disruption of either company’s ongoing businesses, or inconsistencies in standards, controls, procedures, and policies that adversely affect the combined company’s ability to maintain relationships with clients, customers, depositors and employees or to achieve the anticipated benefits and cost savings of the merger. The loss of key employees could adversely affect United’s ability to successfully conduct its business, which could have an adverse effect on United’s financial results and the value of the United common stock. If United experiences difficulties with the integration process, the anticipated benefits of the merger may not be realized fully or at all, or may take longer to realize than expected. As with any merger of financial institutions, there also may be business disruptions that cause United and/or Aquesta to lose customers or cause customers to remove their accounts from United and/or Aquesta and move their business to competing financial institutions. Integration efforts between the two companies will also divert management attention and resources. These integration matters could have an adverse effect on each of United and Aquesta during this transition period and for an undetermined period after completion of the merger on the combined company. In addition, the actual cost savings of the merger could be less than anticipated.
The combined company may be unable to retain Aquesta personnel successfully after the merger is completed.
The success of the merger will depend in part on the combined company’s ability to retain the talents and dedication of key employees currently employed by Aquesta. It is possible that these employees may decide not to remain with Aquesta while the merger is pending or with the combined company after the merger is consummated. If key employees terminate their employment, or if an insufficient number of employees are retained to maintain effective operations, the combined company’s business activities may be adversely affected and management’s attention may be diverted from successfully integrating Aquesta to hiring suitable replacements, all of which may cause the combined company’s business to suffer. In addition, United may not be able to locate suitable replacements for any key employees who leave the combined company, or to offer employment to potential replacements on reasonable terms.

Aquesta’s directors and executive officers have interests in the merger that may differ from the interests of Aquesta stockholders.
Aquesta stockholders should be aware that some of Aquesta’s directors and executive officers have interests in the merger that are different from, or in addition to, those of Aquesta stockholders generally. The Aquesta board of directors was aware of these interests and considered these interests, among other matters, when making its decision to approve the merger agreement, and in recommending that Aquesta stockholders vote in favor of approving the merger agreement.
For a more complete description of these interests, please see “The Merger — Interests of Aquesta’s Directors and Executive Officers in the Merger.”
Termination of the merger agreement could negatively impact United or Aquesta.
If the merger agreement is terminated, there may be various consequences. For example, United’s or Aquesta’s businesses may have been impacted adversely by the failure to pursue other beneficial opportunities due to the focus of management on the merger, without realizing any of the anticipated benefits of completing the merger. Additionally, if the merger agreement is terminated, the market price of United common stock or Aquesta common stock could decline to the extent that the current market prices reflect a market assumption that the merger will be completed. If the merger agreement is terminated under certain circumstances, Aquesta may be required to pay to United a termination fee of $5.2 million.
Aquesta will be subject to business uncertainties and contractual restrictions while the merger is pending.
Uncertainty about the effect of the merger on employees and customers may have an adverse effect on Aquesta and, consequently, the combined company. These uncertainties may impair Aquesta’s ability to attract, retain, and motivate key personnel until the merger is completed, and could cause customers and others that deal with Aquesta to seek to change existing business relationships with Aquesta. Retention of certain employees by Aquesta may be challenging while the merger is pending, as certain employees may experience uncertainty about their future roles with the combined company. If key employees depart because of issues relating to the uncertainty and difficulty of integration, or a desire not to remain with Aquesta and, ultimately, the combined company, the combined company’s business could be harmed. In addition, subject to certain exceptions, Aquesta has agreed to operate its business in the ordinary course and use commercially reasonable efforts to preserve its business organization, employees and advantageous business relationships prior to closing. See “The Merger Agreement — Covenants and Agreements” for a description of the restrictive covenants applicable to Aquesta.
If the merger is not completed, United and Aquesta will have incurred substantial expenses without realizing the expected benefits of the merger.
Each of United and Aquesta has incurred and will continue to incur substantial expenses in connection with the negotiation and completion of the transactions contemplated by the merger agreement, as well as the costs and expenses of filing, printing, and mailing this proxy statement/prospectus, and all filing and other fees paid to the SEC in connection with the merger. If the merger is not completed, United and Aquesta would have to recognize these expenses without realizing the expected benefits of the merger.
The merger agreement limits Aquesta’s ability to pursue acquisition proposals and requires Aquesta to pay a termination fee of $5.2 million under limited circumstances, including circumstances relating to acquisition proposals.
The merger agreement prohibits Aquesta from initiating, soliciting, knowingly encouraging, or knowingly facilitating certain third-party acquisition proposals. See “The Merger Agreement — Agreement Not to Solicit Other Offers.” The merger agreement also provides that Aquesta will be required to pay a termination fee in the amount of $5.2 million in the event that the merger agreement is terminated under certain circumstances, including an adverse recommendation change by the Aquesta board of directors. See “The Merger Agreement — Termination Fee.” These provisions might discourage a potential competing acquirer that might have an interest in acquiring all or a significant part of Aquesta from considering or proposing such an acquisition.

The shares of United common stock to be received by Aquesta stockholders as a result of the merger will have different rights from the shares of Aquesta common stock and Aquesta preferred stock.
Upon completion of the merger, Aquesta stockholders will become United shareholders and their rights as shareholders will be governed by the Georgia Business Corporation Code, which we refer to as the GBCC, and the United articles of incorporation and bylaws. The rights associated with Aquesta common stock and Aquesta preferred stock are different from the rights associated with United common stock. Please see “Comparison of Stockholders’ and Shareholders’ Rights” beginning on page 93 for a discussion of the different rights associated with United common stock.
Aquesta stockholders will have a reduced ownership and voting interest in the combined company after the merger and, if consummated, the merger of United and Reliant, and will exercise less influence over management, as compared to their ownership and voting interests in Aquesta.
Aquesta stockholders currently have the right to vote in the election of the board of directors and on other matters affecting Aquesta. Upon completion of the merger, each Aquesta stockholder who receives shares of United common stock will become a United shareholder, with a percentage ownership of United that is much smaller than such stockholder’s percentage ownership of Aquesta. Based on the number of shares of Aquesta common stock and Aquesta preferred stock outstanding as of July 30, 2021, if all Aquesta stockholders were to elect stock consideration and no Aquesta stockholders elected cash consideration, United would expect to issue approximately 3,514,417 shares of United common stock to Aquesta stockholders upon completion of the merger, and current Aquesta stockholders would own approximately 3.89% of United common stock immediately following the merger. On the other hand, if 70% of Aquesta’s outstanding shares of common stock were to be exchanged for United common stock and 30% of Aquesta’s outstanding shares of common stock were to be exchanged for cash consideration, United would expect to issue approximately 2,460,092 shares of United common stock to Aquesta stockholders upon completion of the merger, and current Aquesta stockholders would own approximately 2.75% of United common stock immediately following completion of the merger. Because of this, Aquesta stockholders will have less influence on the management and policies of the combined company than they now have on the management and policies of Aquesta. United will also issue additional shares of United common stock pursuant to the definitive merger agreement between United and Reliant. As a result, if United’s merger with Reliant is consummated, Aquesta stockholders will own a smaller percentage of United common stock after the merger with Reliant than immediately following the completion of the merger.
The opinion received by the Aquesta board of directors from Piper Sandler has not been, and is not expected to be, updated to reflect any changes in circumstances that may have occurred since the date of such opinion.
The opinion of Piper Sandler to the effect that, as of the date thereof, the consideration to be received in the merger by holders of Aquesta common stock was fair, from a financial point of view, to such holders, was rendered to Aquesta’s board of directors on May 26, 2021. Changes in the operations and prospects of Aquesta, general market and economic conditions, and other factors which may be beyond the control of Aquesta (including, but not limited to, the lingering effects of the COVID-19 pandemic) may have altered the value of Aquesta or the sale prices of shares of Aquesta common stock or Aquesta preferred stock as of the date of this proxy statement/prospectus, or may alter such value and sale prices by the time the merger is completed. The opinion from Piper Sandler, dated May 26, 2021, does not speak as of any date other than the date of such opinion.
United and United Community Bank have not previously operated in many of Aquesta and Aquesta Banks’s market areas.
Aquesta and Aquesta Bank’s primary market area consists of the greater Charlotte, North Carolina area. The banking business in these markets is extremely competitive, and the level of competition may increase further in the future. While United Community Bank has a loan production office in Charlotte, it has not previously had a branch presence in such market area, and there may be unexpected challenges and difficulties in doing so that could adversely affect United Community Bank following the completion of the merger.

There is no assurance that United will continue paying dividends at the current rate.
United’s board of directors has adopted a current dividend practice for the payment of a quarterly cash dividend. This practice can be changed at any time at the discretion of United’s board of directors, and United’s common shareholders will have no contractual or other legal right to dividends. In addition, the other risk factors described in this section could materially reduce the cash available from operations, and these outcomes could cause capital not to be available when needed in an amount sufficient to support United’s dividend practice. The amount of dividends that United may distribute will also be subject to restrictions under Georgia law and applicable bank regulatory provisions. If United’s board of directors were to adopt a change to United’s current dividend practice that resulted in a reduction in the amount of dividends, such change could have a material and adverse effect on the market price of United’s common stock.
Risks Relating to United’s Business
You should read and consider the risk factors specific to United’s business that will also affect the combined company after the merger. These risks are described in the sections entitled “Risk Factors” in United’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020 and in other documents incorporated by reference into this proxy statement/prospectus. Please see “Where You Can Find More Information” beginning on page 102 for the location of information incorporated by reference into this proxy statement/prospectus.

INFORMATION ABOUT THE AQUESTA ANNUAL MEETING
This proxy statement/prospectus is being furnished to holders of Aquesta common stock and Aquesta preferred stock for use at an annual meeting of Aquesta stockholders and any adjournments or postponements thereof.
Date, Time, and Place of Meeting
The Aquesta annual meeting will be held on September 15, 2021, at 5:00 p.m., Eastern Daylight Time, at Aquesta Bank’s corporate headquarters located at 19510 Jetton Road, Cornelius, North Carolina 28031.
Matters to be Considered
At the annual meeting, Aquesta stockholders will be asked to consider and vote on:
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a proposal to adopt and approve the merger agreement;

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a proposal to elect four members of the Aquesta board of directors;

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a proposal to ratify the appointment of Wipfli LLP as Aquesta’s independent auditor for 2021; and

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a proposal to adjourn the Aquesta annual meeting, if necessary or appropriate, for the purpose of soliciting additional proxies in favor of the merger proposal.

At this time, the Aquesta board of directors is unaware of any other matters that may be presented for action at the annual meeting. If any other matters are properly presented, however, and you have completed, signed and submitted your proxy, the person(s) named as proxy will have the authority to vote your shares in accordance with his or her judgment with respect to such matters. A copy of the merger agreement is included in this proxy statement/prospectus as Annex A, and we encourage you to read it carefully in its entirety.
Recommendation of Aquesta’s Board of Directors
The Aquesta board of directors unanimously recommends that you vote “FOR” the merger proposal, “FOR” each of the four director nominees, “FOR” the independent auditor ratification proposal, and “FOR” the adjournment proposal. See “The Merger — Aquesta’s Reasons for the Merger; Recommendation of Aquesta’s Board of Directors.”
Aquesta Record Date and Quorum
July 30, 2021 has been fixed as the record date for the determination of Aquesta stockholders entitled to notice of, and to vote at, the annual meeting and any adjournment or postponement thereof. At the close of business on the record date, there were 4,319,915 shares of Aquesta common stock outstanding and entitled to vote at the annual meeting, held by approximately 278 holders of record, and 11,834 shares of Aquesta preferred stock outstanding and entitled to vote at the annual meeting, held by 1 holder of record.
A quorum is necessary to transact business at the annual meeting. The presence, in person or by proxy, of the holders of a majority of the outstanding shares of Aquesta common stock and a majority of the outstanding shares of Aquesta preferred stock entitled to vote at the meeting is necessary to constitute a quorum. Shares of Aquesta common stock or Aquesta preferred stock represented at the annual meeting but not voted, including shares that a stockholder abstains from voting, will be counted for purposes of establishing a quorum. Once a share of Aquesta common stock or Aquesta preferred stock is represented at the annual meeting, it will be counted for the purpose of determining a quorum not only at the annual meeting but also at any adjournment or postponement of the annual meeting. In the event that a quorum is not present at the annual meeting, it is expected that the annual meeting will be adjourned or postponed.
Vote Required; Treatment of Abstentions and Failure to Vote
In order for the merger proposal to be approved, it must receive the affirmative votes of a majority of the outstanding shares of each of (i) Aquesta common stock and (ii) Aquesta preferred stock, voting as separate classes. If you fail to vote, mark “ABSTAIN” on your proxy, or fail to instruct your bank or broker with respect to the merger proposal, it will have the same effect as a vote “AGAINST” the merger proposal.
In the election of directors, the four nominees receiving the greatest number of votes of Aquesta common stock will be elected. Abstentions and broker non-votes will have no effect on the outcome of the director election proposal.
Approval of the auditor ratification proposal requires that the number of votes of Aquesta common stock cast in favor of the proposal exceed the votes cast against the proposal. Abstentions and broker non-votes will have no effect on the outcome of the auditor ratification proposal.
Approval of the adjournment proposal requires that the number of votes of Aquesta common stock and Aquesta preferred stock, voting together as a single class, cast in favor of the adjournment proposal exceed the votes cast against the adjournment proposal. If you mark “ABSTAIN” on your proxy card, fail to submit a proxy card or vote in person at the Aquesta annual meeting, or fail to instruct your bank or broker how to vote with respect to the adjournment proposal, you will be deemed not to have cast a vote with respect to the proposal and it will have no effect on the adjournment proposal.
Each share of Aquesta common stock and Aquesta preferred stock you own as of the record date for the annual meeting entitles you to one vote at the annual meeting on all matters properly presented at the meeting.
Shares Held by Officers and Directors
As of the record date, directors and executive officers of Aquesta and their affiliates beneficially owned and were entitled to vote 1,306,932 shares of Aquesta common stock and no shares of Aquesta preferred stock, representing approximately 27% of the outstanding shares of Aquesta common stock and 0% of the Aquesta preferred stock entitled to vote on that date.
A total of 1,460,902 shares of Aquesta common stock, representing approximately 29.5% of the outstanding shares of Aquesta common stock entitled to vote at the Aquesta annual meeting, and a total of 11,834 shares of Aquesta preferred stock, representing 100% of the outstanding shares of Aquesta preferred stock entitled to vote at the Aquesta annual meeting, are subject to voting and support agreements between United and the holders of such shares. Pursuant to the voting and support agreements, each such holder of Aquesta common stock and Aquesta preferred stock has agreed, at any meeting of Aquesta stockholders, however called, or any adjournment or postponement thereof (and subject to certain exceptions), to:
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vote (or cause to be voted) all shares of Aquesta common stock and Aquesta preferred stock beneficially owned by such holder, or with respect to which such holder has the right to vote, in favor of the merger proposal;

•
not vote or grant any proxies to any third party, except where such proxies are directed to vote in favor of the merger proposal; and

•
vote (or cause to be voted) such holder’s shares against any competing transaction.

Pursuant to the voting and support agreements, without the prior written consent of United, each holder has further agreed not to sell or otherwise transfer any shares of Aquesta common stock or Aquesta preferred stock.
For more information about the beneficial ownership of Aquesta common stock and Aquesta preferred stock by each 5% or greater beneficial owner, each director and executive officer, and directors and executive officers as a group, see “Security Ownership of Certain Beneficial Owners and Management of Aquesta.”
Voting of Proxies; Incomplete Proxies
If you sign and return your proxy without instruction on how to vote your shares, your shares will be voted “FOR” the merger proposal, “FOR” each of the four director nominees, “FOR” the independent auditor ratification proposal, and “FOR” the adjournment proposal. At this time, the Aquesta board of directors is unaware of any other matters that may be presented for action at the annual meeting. If any other matters are properly presented, however, and you have returned your proxy, the person(s) named as proxy will have the authority to vote your shares in accordance with his or her judgment with respect to such matters. Please do not send in your stock certificates with your proxy card. Unless a different timing is agreed to by United and Aquesta, no later than two business days after the effective time of the merger, United will mail, or cause to be mailed, separate written instructions for use in effecting the surrender and cancellation of those certificates in exchange for cash and/or United common stock, which will be issued in uncertificated “book entry” form.
Shares Held in “Street Name”; Broker Non-Votes
If you hold shares through a broker, bank or other nominee, you are considered the “beneficial holder” of the shares held for you in what is known as “street name.” The “record holder” of such shares is your broker, bank or other nominee, and not you, and you must provide the record holder of your shares with instructions on how to vote your shares. Please follow the voting instructions provided by your broker, bank or other nominee. Please note that you may not vote shares held in street name by returning a proxy card directly to Aquesta or by voting via the Internet unless you have a “legal proxy,” which you must obtain from your broker, bank or other nominee.
Please also note that brokers, banks or other nominees who hold shares of Aquesta common stock or Aquesta preferred stock on behalf of their customers may not give a proxy to Aquesta to vote those shares without specific instructions from their customers. Without specific instructions, your broker, bank or other nominee may not vote your shares on any of the proposals to be considered at the Aquesta annual meeting and a broker non-vote will result. A broker non-vote will have the same effect as a vote “AGAINST” the merger proposal.
Revocability of Proxies and Changes to an Aquesta Stockholder’s Vote
You can revoke your proxy at any time before your shares are voted. If you are a shareholder of record, then you can revoke your proxy by:
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signing and returning another valid proxy card with a later date;

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submitting another valid proxy;

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by the Internet with a later date;

•
prior to the annual meeting, delivering a written notice of revocation to Aquesta’s Chief Financial Officer at the following address: Aquesta Financial Holdings, Inc., 19510 Jetton Road, Cornelius, North Carolina 28031; or

•
attending the annual meeting and voting in person.

If you submit a valid proxy bearing a later date or a notice of revocation, the new proxy or notice of revocation must be received before the beginning of the annual meeting. Participation in the annual meeting will not, in and of itself, constitute revocation of a proxy. If you hold your shares in street name with a bank, broker or other nominee, you must follow the directions you receive from your bank, broker or other nominee to change your vote. Your last vote will be the vote that is counted.
Solicitation of Proxies
The proxy for the annual meeting is being solicited on behalf of the Aquesta board of directors. Aquesta will bear the entire cost of soliciting proxies from you. Aquesta will reimburse brokerage firms and other custodians, nominees and fiduciaries for reasonable expenses incurred by them in sending proxy materials to the beneficial owners of Aquesta common stock and Aquesta preferred stock. Proxies will be solicited principally by mail, but may also be solicited by the directors, officers, and other employees of Aquesta in person or by telephone, facsimile or other means of electronic communication. Directors, officers and employees will receive no compensation for these activities in addition to their regular compensation, but may be reimbursed for out-of-pocket expenses in connection with such solicitation.

Attending the Aquesta Annual Meeting
If you hold your shares of Aquesta common stock or Aquesta preferred stock in your name as a stockholder of record and you wish to attend the Aquesta annual meeting, please bring your proxy card and evidence of your stock ownership, such as your most recent account statement, to the Aquesta annual meeting. You should also bring valid picture identification.
If your shares of Aquesta common stock or Aquesta preferred stock are held in “street name” in a stock brokerage account or by a bank or broker and you wish to attend the Aquesta annual meeting, you need to bring a copy of a bank or brokerage statement to the Aquesta annual meeting reflecting your stock ownership as of the record date. You should also bring valid picture identification.
Delivery of Proxy Materials to Stockholders Sharing an Address
Only one copy of this proxy statement/prospectus may be delivered to multiple Aquesta stockholders sharing an address unless Aquesta has previously received contrary instructions from one or more such stockholders. This is referred to as “householding.” Aquesta stockholders who hold their shares in “street name” can request further information on householding through their banks or brokers. On written or oral request to Kristin Couch, Aquesta’s Chief Financial Officer, at Aquesta’s offices at 19510 Jetton Road, Cornelius, North Carolina 28031 or by telephone at (704) 439-4343, Aquesta will promptly deliver a separate copy of this proxy statement/prospectus to a stockholder at a shared address to which a single copy of the document was delivered.
Assistance
If you need assistance in completing your proxy card or voting via the Internet, have questions regarding Aquesta’s annual meeting or would like additional copies of this proxy statement/prospectus, please contact Kristin Couch at the following address: 19510 Jetton Road, Cornelius, North Carolina 28031 or by telephone at (704) 439-4343.

AQUESTA PROPOSALS
Proposal No. 1 — Merger Proposal
At the Aquesta annual meeting, the Aquesta stockholders will be asked to adopt and approve the merger agreement. Holders of Aquesta common stock and Aquesta preferred stock should read this proxy statement/prospectus carefully and in its entirety, including the annexes, for more detailed information concerning the merger agreement and the merger. A copy of the merger agreement is attached to this proxy statement/prospectus as Annex A.
After careful consideration, the Aquesta board of directors unanimously adopted the merger agreement, authorized and approved the merger and the transactions contemplated by the merger agreement and determined the merger agreement and the merger to be advisable and in the best interests of Aquesta and its stockholders. Please see “The Merger  —  Aquesta’s Reasons for the Merger; Recommendation of Aquesta’s Board of Directors” included elsewhere in this proxy statement/prospectus for a more detailed discussion of the Aquesta board of directors’ recommendation.
The Aquesta board of directors unanimously recommends that Aquesta stockholders vote “FOR” the merger proposal.
Proposal No. 2 — Election of Directors
Nominees
Aquesta’s board has set the number of directors of the company at twelve and recommends that stockholders vote for each of the nominees listed below for a term of three years or until such time as the merger is completed. Directors serve until their successors are elected and qualified to serve.
Please note that if the merger with United is completed, all of Aquesta’s directors in office at the time of closing of the merger will resign, and the directors of United immediately prior to the merger will continue as directors of the surviving entity.
Name and Age	Position(s) Held	Director Since(1)	Principal Occupation and Business Experience
Carol Houle (49)	Director	2018	Senior Vice President, Global Head of Consulting & Marketing, Financial Services and Insurance, for Atos (technology consultancy)
Paul Jaszewski (63)	Director	2017	Physicians Anesthesiologist for American Anesthesiology of the South, PLLC
James R. Borders (56)	Director	2006	President, AC Controls Co., Inc., Charlotte, NC (industrial valves and instrumentation)
Alison J. Smith (66)	Director	2017	Former director of ASB Bancorp Inc., Yadkin Valley Financial Corporation and American Community Bancshares, Inc.; former President of Smith Capital, Inc., Charlotte, NC (financial advisory and investment banking firm)

(1)
Includes tenure as a member of the Board of Directors of Aquesta Bank.

The Aquesta board of directors recommends that stockholders vote “FOR” the nominees for director of Aquesta listed above.

Incumbent Directors
Aquesta’s board of directors includes the following directors whose terms will continue after the annual meeting or until such time as the merger is consummated. Certain information regarding those directors is set forth in the following table:
Name and Age	Director Since(1)	Term Expires	Principal Occupation and Business Experience
Spencer Cohn (35)	2019	2023	Vice President of Castle Creek Capital
Paul A. Dougovito (73)	2006	2022	Banking Industry Consultant, Boston, MA; former bank CFO and acting CEO
Jon Dressler (53)	2006	2022	Proprietor, Rate Roots Hospitality Group, Charlotte, NC (owns restaurants)
Jim Engel (61)	2006	2022	President and CEO, Aquesta Bank/Aquesta Financial Holdings, Inc.; Certified Public Accountant and Attorney, Cornelius, NC; formerly, Partner, KPMG, LLP
David Goodrum (59)	2006	2022	President and General Manager, JD Goodrum Co., Inc., Charlotte, NC (general contracting company)
Ginger Griffin (58)	2006	2023	Co-owner of Royal Bliss Brewing Company, Denver, NC; Former Marketing Executive and Business Owner, Ginger Griffin Marketing & Design, Cornelius, NC
Charles Knox, Jr. (56)	2006	2023	Commercial Real Estate Broker and Developer, Cornelius, NC
Craig M. Larsen (55)	2006	2023	Owner-CEO, REVITA Anti-Aging Center, Charlotte, NC; former President, Industrial Timber, Hiddenite, NC

(1)
Includes tenure as a member of the Board of Directors of Aquesta Bank.

Director Relationships
No Aquesta director or nominee is a director of any corporation with a class of securities registered pursuant to section 12 of the Exchange Act or subject to the requirements of section 15(d) of the Exchange Act, or any corporation registered as an investment company under the Investment Company Act of 1940.
There are no family relationships among Aquesta’s directors and executive officers.
Meetings of the Board of Directors
There were nine meetings of Aquesta’s board of directors in 2020.
Annual Shareholder Meeting Attendance
A majority of Aquesta’s directors attended the 2020 annual meeting of stockholders.
Indebtedness of and Transactions with Management
Aquesta Bank has had and expects to have banking transactions in the ordinary course of business with certain of its current directors, nominees for director, executive officers and their associates. All loans included in such transactions were made on substantially the same terms, including interest rates, repayment terms and collateral, as those prevailing for comparable transactions with other persons at the time such loans were made, and will not involve more than the normal risk of collectability or present other unfavorable features.
Loans made by Aquesta Bank to directors and executive officers are subject to the requirements of Regulation O of the Board of Governors of the Federal Reserve System. Regulation O requires, among other things, prior approval of the Board of Directors of Aquesta Bank with any “interested director” not participating, dollar limitations on amounts of certain loans and prohibits any favorable treatment being extended to any director or executive officer in any of Aquesta Bank’s lending matters. To the best knowledge of the management of Aquesta Bank, it is currently in compliance with Regulation O.
Executive Officers
Set forth below is certain information regarding executive officers of Aquesta and Aquesta Bank.
Name	Position with Company/Bank	Business Experience
Jim Engel (61)	President and Chief Executive Officer of Aquesta and Aquesta Bank	Former Certified Public Accountant and Attorney, Cornelius, NC; formerly, Partner, KPMG, LLP, Charlotte, NC
Tim Beck (55)	Executive Vice President and Chief Credit Officer of Aquesta Bank	Former Senior Vice President & Regional Lending Executive, Silverton Bank, Charlotte, NC
Jeff Brinkman (51)	Executive Vice President and North Carolina/Charlotte Market President of Aquesta Bank	Former Senior Vice President and Charlotte Commercial Market Executive of Regions Bank; Senior Vice President and Healthcare Line of Business Executive of Fifth Third, VA, NC and SC
Kristin Couch (50)	Executive Vice President and Chief Financial Officer of Aquesta and Aquesta Bank	Former Controller, Auburn Bank, Auburn, AL
Greg Dickinson (51)	Executive Vice President and South Carolina Market President of Aquesta Bank	Former Senior Vice President & Commercial Market Executive, Capital Bank, Charleston, SC
Rick Eveson (53)	Executive Vice President, Chief Operating and Compliance Officer of Aquesta Bank	Former Senior Vice President and Retail Lending Executive of Aquesta Bank; Senior Vice President and Senior Consumer Lender, blueharbor bank, Mooresville, NC; Senior Vice President and Retail Lending Executive and Vice President and Consumer Underwriting Manager of First Charter Bank, Charlotte, NC
Kristen Maxwell (35)	Executive Vice President and Director of Human Resources of Aquesta Bank	Former human Resources Business Partner of Yadkin Bank, Raleigh, NC
Proposal No. 3 — Ratification of Independent Auditor
The Aquesta board of directors has appointed the firm of Wipfli LLP as the company’s independent auditor for 2021. A representative of Wipfli LLP is expected to be present at the annual meeting and available to respond to appropriate questions and will have an opportunity to make a statement if he or she desires to do so. Even if the appointment of Wipfli LLP is ratified by Aquesta stockholders, the Aquesta board of directors, in its discretion, may select a different independent auditor at any time during the year if it determines that such a change would be in the best interests of Aquesta and its stockholders.
The Aquesta board of directors recommends that Aquesta’s stockholders vote “FOR” ratification of Wipfli LLP as Aquesta’s independent auditor for 2021.

Proposal No. 4 — Adjournment Proposal
The Aquesta annual meeting may be adjourned to another time, if necessary or appropriate, to permit, among other things, further solicitation of proxies if necessary to obtain additional votes in favor of the merger proposal.
If, at the Aquesta annual meeting, the number of shares of Aquesta common stock or Aquesta preferred stock present or represented and voting in favor of the merger proposal is insufficient to approve such proposal, Aquesta intends to move to adjourn the Aquesta annual meeting in order to solicit additional proxies for the adoption of the merger agreement.
The Aquesta board of directors unanimously recommends that Aquesta stockholders vote “FOR” the adjournment proposal.
Proposals for 2022 Aquesta Annual Meeting
In the event the merger is not consummated, it is anticipated that the 2022 Aquesta annual meeting will be held during June 2022. Any proposal of an Aquesta stockholder which is intended to be presented at the 2022 Aquesta annual meeting must be addressed to Aquesta’s Secretary and be received by Aquesta at Post Office Box 700, Cornelius, North Carolina 28031 no later than March 25, 2022, in order for any such proposal to be properly brought for action at the 2022 Aquesta annual meeting by a stockholder. In addition to the foregoing timing requirement, the notice containing the stockholder proposal, to be considered timely and proper, must contain the information required by Aquesta’s bylaws for stockholder proposals. Aquesta will provide a listing of such required information upon stockholder request.
Aquesta Stockholder Communications
Aquesta does not currently have a formal policy regarding stockholder communications with its board of directors, however, any Aquesta stockholder may submit written communications to James R. Borders, Chairman of the Board, at Post Office Box 700, Cornelius, North Carolina 28031, whereupon such communications will be forwarded to the board of directors if addressed to the board of directors as a group or to the individual director or directors addressed
INFORMATION ABOUT UNITED COMMUNITY BANKS, INC.
United Community Banks, Inc. is a bank holding company and a Georgia corporation headquartered in Blairsville, Georgia, and is the parent company of United Community Bank, a South Carolina state-chartered bank that opened as a Georgia state-chartered bank in 1950 and converted to a South Carolina state-chartered bank effective as of July 1, 2021. At June 30, 2021, United had total consolidated assets of approximately $18.9 billion, total consolidated deposits of approximately $16.3 billion, total consolidated loans of approximately $11.4 billion, and total consolidated shareholders’ equity of approximately $2.1 billion. United was incorporated in 1987 and began operations in 1988 in the state of Georgia by acquiring the capital stock of United Community Bank. United has since grown through a combination of acquisitions and strategic growth throughout the Georgia, South Carolina, North Carolina and Tennessee markets, as well as nationally through its United States Small Business Administration and United States Department of Agriculture lending and equipment finance businesses. As of June 30, 2021, United had 2,440 full-time equivalent employees.
United provides a wide array of commercial and consumer banking services, including checking, savings and time deposit accounts, secured and unsecured loans, mortgage loans, payment services, wire transfers, brokerage, investment advisory services and other related financial services to its customers. United’s business model combines the commitment to exceptional customer service of a local bank with the products and expertise of a larger institution. United believes that this combination of service and expertise sets it apart and is instrumental in its strategy to build long-term relationships. United Community Bank operates as a locally-focused community bank, supplemented by experienced, centralized support to deliver products and services to its larger, more sophisticated, customers. United’s organizational structure reflects these strengths, with local leaders for each market and market advisory boards operating in partnership with the product experts of its Commercial Banking Solutions unit.

United’s revenue is primarily derived from interest on and fees received in connection with loans we and from interest and dividends on investment securities and short-term investments. The principal sources of funds for United’s lending activities are customer deposits, repayment of loans, and the sale and maturity of investment securities. United’s principal expenses are interest paid on deposits and other borrowings and operating and general administrative expenses.
United’s principal office is located at 125 Highway 515 East, Blairsville, Georgia 30512, and its telephone number at that location is (706) 781-2265. United’s stock is traded on the NASDAQ under the symbol “UCBI.” Additional information about United and its subsidiaries is included in documents incorporated by reference into this proxy statement/prospectus. Please see “Where You Can Find More Information.”
Pending Acquisition of Reliant Bancorp, Inc.
On July 15, 2021, United and Reliant Bancorp, Inc., which we refer to as Reliant, announced the signing of a definitive agreement for United to acquire Reliant, the holding company of Reliant Bank, a Tennessee state-chartered bank headquartered in Brentwood, Tennessee. The transaction was approved by the boards of directors of each of United and Reliant and is expected to close in the first quarter of 2022. Completion of the transaction is subject to customary closing conditions, including receipt of required regulatory approvals and approval of Reliant’s shareholders. Under the terms of the agreement, holders of Reliant common stock will receive 0.9842 shares of United common stock for each share of Reliant common stock, which equated to an aggregate transaction value of approximately $517 million as of the date the definitive agreement was signed.
At June 30, 2021, Reliant had total consolidated assets of approximately $3.1 billion, total consolidated loans (net of allowance for loan losses) of approximately $2.3 billion, and total consolidated deposits of approximately $2.6 billion. Reliant’s total shareholders’ equity at June 30, 2021 was approximately $346 million.
Share Repurchases
Following announcement of the Reliant merger, United made share repurchases under its previously announced share repurchase program, repurchasing 274,799 shares of its stock for approximately $8.0 million. Due to the pendency of the mergers, repurchases are not included within the safe harbor provided by Exchange Act Rule 10b-18 and during certain times are prohibited by the SEC’s Regulation M. Permitted repurchases nevertheless have been made in accordance with Rule 10b-18’s parameters. United may not make additional share repurchases after the mailing of this proxy statement/prospectus until after the Aquesta stockholders vote on the merger. It also will be prohibited from making share repurchases after the mailing of the proxy statement/prospectus to Reliant shareholders until after the Reliant shareholders vote on that merger.
INFORMATION ABOUT AQUESTA FINANCIAL HOLDINGS, INC.
General
Aquesta Financial Holdings, Inc. was incorporated under the laws of the State of Nevada on August 30, 2013, to serve as a one-bank holding company of Aquesta Bank. On June 12, 2012, the shareholders of Aquesta Bank approved a reorganization agreement and plan of share exchange under which, effective April 1, 2014, Aquesta Bank became a wholly-owned subsidiary of Aquesta, which was organized for that purpose. Pursuant to the reorganization, Aquesta issued shares of its common stock in exchange for all of the outstanding common shares of Aquesta Bank.
Aquesta Bank was incorporated under the laws of the State of North Carolina as a state-chartered bank on June 12, 2006 and commenced operations on August 1, 2006. Aquesta Bank’s deposits are insured by the FDIC up to applicable limits. Aquesta Bank operates as a full-service bank, with its primary focus being on serving the banking needs of our customers, which include retail customers, small- to mid-size businesses, real estate owners, professionals, and their employees. Deposits are the primary source of funds for Aquesta Bank’s lending and other investing activities. Deposit flows are greatly influenced by economic conditions, the general level of interest rates, competition, and other factors. Aquesta Bank’s primary sources of revenue are interest and fee income from its lending and investing activities.
Aquesta’s corporate headquarters, which is also the location of Aquesta Bank’s main office, is located at 19510 Jetton Road, Cornelius, North Carolina. Including the main office, Aquesta Bank operates nine full-service offices located in the Lake Norman area of Charlotte, North Carolina (Cornelius, Davidson (2), Huntersville, and Mooresville (2)), two branch offices in the southern part of Charlotte, and a branch office in Wilmington, North Carolina.
From its banking locations, Aquesta Bank is able to serve the banking needs of a wide array of customers, which include businesses based in its market areas as well as the surrounding counties. In addition, it also offers personal banking services, which include various deposit and credit services. Aquesta Bank’s customers enjoy comprehensive loan and deposit services, cash management services, debit cards with access to ATMs, and wealth management services. Additionally, the bank’s online banking service affords Aquesta customers 24-hour online account access, allowing them to easily check account balances, transfer funds, initiate wire transfers and stop payments, view check images, and reorder checks. All Aquesta Bank consumer customers are also able to use Aquesta’s free mobile app.
For Aquesta’s business customers, the bank has a variety of deposit and credit services. The bank offers checking accounts designed for businesses with both high and low account activity levels. It also offers certificates of deposit, money market accounts, and IOLTA (Interest on Lawyers’ Trust Accounts) accounts. Aquesta Bank business customers enjoy access to lines of credit, term loans, letters of credit, and various real estate lending services. The bank also offers cash management services, such as sweep accounts and remote deposit capture, to allow businesses to maximize use of and access to their business account balances.
Aquesta Bank’s personal banking customers can benefit from its interest-bearing checking or money market accounts, take advantage of its certificate of deposit products, and interact with knowledgeable loan officers about their personal borrowing needs. Aquesta Bank offers a full range of loans for residential mortgages and also offer equity lines of credit, state-of-the-art online, mobile banking and remote deposit anywhere services for optimal convenience and access.
On May 26, 2021, Aquesta entered into the Agreement and Plan of Merger and Reorganization with United. We anticipate that the merger will close in the fourth quarter of 2021, subject to customary closing conditions, including regulatory and shareholder approval.
At March 31, 2021, Aquesta had consolidated total assets of $752 million, and Aquesta Bank had 99 full-time equivalent employees. None of Aquesta’s or Aquesta Bank’s employees are represented by any unions or similar groups, and they have not experienced any type of strike or labor dispute. Aquesta and Aquesta Bank consider their relationships with employees to be good.
Aquesta’s only business at this time is ownership of Aquesta Bank and its primary source of income is any dividends that are declared and paid by Aquesta Bank on its common stock.
Aquesta is registered as a bank holding company with the Federal Reserve under the Bank Holding Company Act and the bank holding company laws of North Carolina. Aquesta Bank operates under the rules and regulations of, and is subject to examination by, the FDIC and the North Carolina Office of the Commissioner of Banks. Aquesta Bank is also subject to certain regulations of the Federal Reserve governing the reserves to be maintained against deposits and other matters.
Competition and Market Area
Aquesta Bank serves the Lake Norman, North Carolina market and surrounding areas, with branches located in Cornelius, Charlotte, Davidson, Huntersville, Mooresville and Wilmington, North Carolina.
The Lake Norman market is located in the northern part of the Charlotte-Concord-Gastonia, NC-SC MSA, referred to as the Charlotte MSA. The Charlotte MSA, anchored by Charlotte, the largest city in North or South Carolina, has a total population of approximately 2.8 million according to 2019 U.S. Census estimates. By many accounts, Charlotte is the second largest financial center in the United States and is home to several Fortune 500 companies and Fortune 1,000 companies, including Duke Energy, Lowes Stores, Nucor, Honeywell, and two of the nation’s largest commercial banks. Charlotte also has company concentrations in the transportation, utilities, education, professional services and construction sectors. The median household income for the Charlotte MSA is approximately $62,800.
Aquesta Bank generally competes with other financial institutions through the selection of banking products and services offered, the pricing of services, the level of service provided, the convenience and availability of services, and the degree of expertise and the personal manner in which services are offered. North Carolina law permits statewide branching by banks and savings institutions, and many financial institutions in the state have branch networks.
Commercial banking in North Carolina is extremely competitive. Aquesta Bank competes in and around its market area with some of the largest banking organizations in the Carolinas and the country. Many of these competing banks have capital resources and legal lending limits substantially in excess of those available to Aquesta Bank. Many of these competitors also have broader geographic markets and substantially greater resources than Aquesta Bank and offer certain services that Aquesta Bank does not currently provide. In addition, many of these banking competitors have numerous branch offices located throughout the extended market area of Aquesta Bank which may provide these competitors with an advantage in geographic convenience that Aquesta Bank does not have at present. Many of Aquesta Bank’s competitors are also able to provide more services and make greater use of media advertising. Therefore, in its market area, Aquesta has significant competition for deposits and loans from other depository institutions. As of June 30, 2020, data provided by the FDIC Deposit Market Share Report indicated that, within Aquesta’s primary market area of Mecklenburg County, North Carolina, there were 227 offices of other banks or savings institutions, excluding offices of Aquesta.
Other financial institutions such as consumer finance companies, credit unions, insurance companies, brokerage companies, small loan companies and other financial institutions with varying degrees of regulatory restrictions compete vigorously for a share of the financial services market. Credit unions have been permitted to expand their membership criteria and expand their loan services to include such traditional bank services as commercial lending. These entities pose an increasing challenge to our efforts to serve the markets traditionally served by banks. Aquesta expects competition to continue to be significant.
Regulatory Considerations
Bank holding companies and commercial banks, such as Aquesta and Aquesta Bank, are subject to extensive supervision and regulation by federal and state agencies. Discussion of the regulatory environment in which United, and the combined institution (following the merger), operates is provided under “Part 1 — Item 1 (Business) — Supervision and Regulation” in United’s Annual Report on Form 10-K for the year ended December 31, 2020, which has been filed with the SEC and is incorporated by reference in this proxy statement/prospectus.
Properties
The following table sets forth the location of the main and branch offices of Aquesta Bank, as well as certain information relating to these offices.
Office Location	Year Opened	Approximate Square Footage	Owned or Leased
Aquesta Bank (Main Office) 19510 Jetton Rd. Cornelius, NC 28031	2006	10,000	Owned
Davidson Branch 568 Jetton St. Suite 100 Davidson, NC 28036	2007	2,920	Leased

Office Location	Year Opened	Approximate Square Footage	Owned or Leased
Mooresville Branch 837 Williamson Rd. Mooresville, NC 28117	2009	3,133	Owned
Brawley School Road Branch 1078 Brawley School Rd. Mooresville, NC 28117	2011	3,133	Owned
Huntersville Branch 9906 Knockando Ln. Huntersville, NC 28078	2014	3,366	Building Owned, Land Leased
SouthPark Branch 4519 Sharon Rd. Charlotte, NC 28211	2015	1,732	Leased
Wilmington Branch 901 Military Cutoff Rd. Wilmington, NC 28405	2016	7,580	Owned
Rea Farms Branch 9915 Sandy Rock Place Charlotte, NC 28277	2019	5,840	Owned
The Pines Branch 400 Avinger Lane Davidson, NC 28036	2021	340	Leased
Operations Center 464 Williamson Road Mooresville, NC 28117	2018	10,500	Owned
Common and Preferred Stock
Aquesta’s outstanding shares of common stock were held by approximately 278 holders of record (excluding shares held in street name) as of the record date for the Aquesta annual meeting. All of Aquesta’s outstanding shares of preferred stock were held by a single holder as of the record date.
Market for the Common and Preferred Stock
Aquesta common stock is currently quoted on the OTC Pink Open Market operated by OTC Markets Group Inc. under the trading symbol “AQFH,” however, the public market for Aquesta common stock is very limited.” Aquesta’s preferred stock is not quoted on any securities exchange.
Legal Proceedings
In the opinion of Aquesta’s management, neither Aquesta nor Aquesta Bank are parties to, nor are any of their properties the subject of, any other material pending legal proceedings incidental to their businesses.

THE MERGER
The following discussion contains certain information about the merger. The discussion is subject, and qualified in its entirety by reference, to the merger agreement attached as Annex A to this proxy statement/prospectus and incorporated herein by reference. We urge you to read carefully this entire proxy statement/prospectus, including the merger agreement attached as Annex A, for a more complete understanding of the merger.
Terms of the Merger
Each of the United board of directors and the Aquesta board of directors has unanimously approved the merger agreement. Under the merger agreement, Aquesta will merge with and into United, with United continuing as the surviving corporation, in a transaction we refer to as the merger. Immediately following the completion of the merger, Aquesta Bank will merge with and into United Community Bank, with United Community Bank continuing as the surviving bank.
If the merger is completed, Aquesta stockholders will receive either (i) 0.6386 shares of United common stock or (ii) $21.50 in cash for each share of Aquesta common stock (except for treasury stock or shares owned by Aquesta or United, in each case, other than in a fiduciary or agency capacity or as a result of debts previously contracted, and shares held by stockholders who properly exercise dissenters’ rights) they hold immediately prior to the merger, plus cash in lieu of fractional shares. Each outstanding share of Aquesta preferred stock will automatically be converted into 100 shares of Aquesta common stock immediately prior to the merger. Aquesta stockholders will have the opportunity to elect the form of consideration they would prefer to receive in the merger, subject to the limitations that at least 70% of Aquesta’s outstanding shares of common stock will be exchanged for United common stock and no more than 30% of Aquesta’s outstanding shares of common stock will be exchanged for the cash consideration. Based on the number of shares of Aquesta common stock and Aquesta preferred stock outstanding as of July 30, 2021, if all Aquesta stockholders were to elect stock consideration and no Aquesta stockholders elected cash consideration, United would expect to issue approximately 3,514,417 shares of United common stock to Aquesta stockholders upon completion of the merger, and current Aquesta stockholders would own approximately 3.89% of United common stock immediately following the merger. On the other hand, if 70% of Aquesta’s outstanding shares of common stock were to be exchanged for United common stock and 30% of Aquesta’s outstanding shares of common stock were to be exchanged for cash consideration, United would expect to issue approximately 2,460,092 shares of United common stock to Aquesta stockholders upon completion of the merger, and current Aquesta stockholders would own approximately 2.75% of United common stock immediately following completion of the merger. Any increase or decrease in the number of outstanding shares of Aquesta common stock or Aquesta preferred stock that occurs for any reason before the completion of the merger will cause the actual number of shares of United common stock issued upon completion of the merger to change.
Aquesta stockholders are being asked to approve the merger agreement. See “The Merger Agreement” for additional and more detailed information regarding the legal documents that govern the merger, including information about conditions to the completion of the merger and provisions for terminating or amending the merger agreement. United shareholders are not entitled to voting rights in connection with the merger.
Background of the Merger
Aquesta’s management, its board of directors and the strategic planning committee of the Aquesta board of directors have conducted strategic planning sessions from time to time, which included the development of a strategic plan that is reviewed at least quarterly by the board of directors. These sessions reviewed the competitive landscape of the community banking participants in Aquesta’s market areas and in surrounding markets. The Aquesta board of directors and the board’s strategic planning committee also periodically assessed and evaluated various alternatives for maximizing the value of Aquesta to its stockholders, whether by acquiring another financial institution, merging with an institution approximately the same size as Aquesta, or merging with a larger institution. Specifically, the Aquesta board has, in recent years, discussed and evaluated various transactions to acquire smaller financial institutions in the Carolinas and also evaluated potential “merger-of-equals” transactions with other similarly-sized community banks. In October of 2020, Aquesta’s board of directors and executive management team conducted an in-depth strategic planning retreat to consider Aquesta’s current market position, opportunities for expansion, and a full range of potential strategic alternatives. This strategic planning retreat included a presentation of analysis prepared by Aquesta’s financial advisor, Piper Sandler & Co., which we refer to as Piper Sandler. During this time period, Piper Sandler reviewed several potential strategic alternatives with the Aquesta board of directors and executive management team as part of their normal dialogue. Aquesta’s board of directors elected not to pursue transactions with these other parties, but continued to assess whether stockholder value would be enhanced by the sale or affiliation with a larger financial institution. After considering all viable options, the Aquesta board of directors concluded that a merger with a larger institution might prove to be the best strategic option to enhance stockholder value.
On February 3, 2021, a special subcommittee of the Aquesta board of directors met with and interviewed two independent investment banking firms, one of which was Piper Sandler. Each of these investment banking firms had significant experience advising community banks in connection with mergers and acquisitions. The purpose of the interviews was to evaluate each firm’s experience and capabilities and also to gather information on enterprise value, potential strategic partners and the process for contacting potential strategic partners. On February 9, 2021, both investment banking firms made presentations to Aquesta’s entire board of directors, following which the board went into executive session to consider the presentations and whether either of the investment banking firms should be engaged. A representative of Aquesta’s outside legal counsel, Wyrick Robbins Yates & Ponton LLP, which we refer to as Wyrick Robbins, attended the February 9th meeting of the Aquesta board of directors via videoconference. During its executive session, Aquesta’s board of directors made the decision to formally engage Piper Sandler to assist Aquesta in identifying possible strategic partners and requested an engagement letter from the firm to assist Aquesta in its evaluation of strategic alternatives to enhance stockholder value. An engagement letter was subsequently approved by Aquesta’s board of directors and executed on February 15, 2021.
Representatives of Piper Sandler initially identified 31 financial institutions that could be contacted to ascertain their level of interest in acquiring Aquesta. The board discussed and considered the advantages and disadvantages of a very wide auction process, a more targeted bidding process, and a limited negotiation process. After considering various factors, including business interruption, potential risk to confidentiality, staffing issues, and the potential for negative ramifications for customers, the Aquesta board of directors concluded that a targeted bidding process was in the best interests of Aquesta’s shareholders, employees, and customers. Consequently, 19 of the potential 31 institutions were contacted confidentially by representatives of Piper Sandler during the first and second week of March 2021. Of the 19 institutions contacted, 12 initially expressed interest in a possible transaction. Non-disclosure agreements were executed with each of those institutions, and those 12 institutions were each provided with a confidential information memorandum and access to an online data room that contained certain non-public information regarding Aquesta. United was one of the 19 financial institutions initially contacted and among the 12 that expressed interest and willingness to sign a non-disclosure agreement. United executed a mutual non-disclosure agreement on March 12, 2021. Piper Sander conveyed to each of these 12 institutions that interested parties should submit a non-binding indication of interest on or before March 30, 2021.
During the ensuing three weeks, institutions that had executed non-disclosure agreements conducted preliminary due diligence on Aquesta to determine whether to submit a non-binding indication of interest by the required deadline and pursue further negotiations regarding a potential acquisition of Aquesta. On March 29, 2021, the executive committee of the United board of directors met to discuss a potential acquisition of Aquesta. Representatives of Hovde Group, LLC, United’s financial advisor, which we refer to as Hovde, attended the meeting and presented a preliminary financial analysis of an acquisition of Aquesta. Six institutions, including United, submitted written non-binding indications of interest on or before the March 30, 2021 deadline. The nominal value per share of Aquesta common stock proposed in these six non-binding indications of interest spanned a range from $16.00 to $21.00 per share. The Aquesta board of directors met on April 5, 2021 to assess the six non-binding indications of interest. Representatives of Piper Sandler and Wyrick Robbins attended this board meeting via videoconference. The Aquesta board of directors determined that four of these non-binding indications of interest were the alternatives most likely to significantly enhance value for Aquesta stockholders, while two of the indications were less competitive. The board determined that these four institutions should be invited to conduct additional due diligence on Aquesta and submit final indications of interest.

On April 14, 2021, representatives of Piper Sandler requested that each of these four institutions confirm its final and best non-binding indication of interest by noon on May 7, 2021. On April 21, 2021, Piper Sandler distributed to each of these four institutions a draft Agreement and Plan of Merger and Reorganization that had been prepared by Wyrick Robbins and requested that this bid draft be revised and submitted in connection with final indications of interest.
On May 7, 2021, United and each of the other three institutions submitted a non-binding indication of interest to acquire Aquesta, which indications of interest spanned a range from $19.00 to $21.25 per share of Aquesta common stock. Piper Sandler prepared a summary and analysis of each non-binding indication of interest for the Aquesta board of directors and each of these non-binding indications of interest was presented to, and discussed by, the Aquesta board of directors on May 11, 2021. Piper Sandler presented an analysis of each potential acquiror’s common stock, including price, trading volume, analyst estimates and current dividend yield. This analysis was reviewed by the Aquesta board of directors, and the Aquesta board of directors evaluated the relative advantages and any disadvantages of each proposal. The Aquesta board of directors concluded that United’s proposal, which provided for a purchase price to be paid in at least 70% stock at a fixed exchange ratio of 0.6311 shares of United common stock for each issued and outstanding share of Aquesta common stock and up to 30% cash at a price of $21.25 per share, provided the best value for Aquesta stockholders.
Following the meeting of Aquesta’s board of directors on May 11, representatives of Piper Sandler contacted United and informed it that Aquesta desired to conduct reverse due diligence on United and United’s subsidiary, United Community Bank, and to enter into exclusive negotiations with United. Representatives of Piper Sandler also contacted each of the other bidders to inform them that Aquesta was not in a position to entertain their respective indications of interest. On May 11, one of the potential acquirors, which we refer to as Institution B, indicated to Piper Sandler that it would improve its offer to $21.50 per share, to be paid in a mix of stock and cash with an exchange ratio to be determined based upon a volume weighted average price of Institution B’s common stock to be determined prior to execution of the proposed merger agreement. Following this development, Wyrick Robbins advised the Aquesta board of directors that it should reconvene to consider this increased offer. In advance of this board meeting, which was scheduled for the afternoon of May 12, Piper Sandler asked both United and Institution B to confirm that they had submitted their final and best indications of interest. In response to this request, Institution B indicated that it would improve its proposal to $21.75 per share, with an exchange ratio to be determined. United likewise indicated that it would improve its indication by increasing its proposed exchange ratio to 0.6386 shares of United common stock per share of Aquesta common stock and $21.50 per share in cash.
At its meeting on May 12, 2021, the Aquesta Board of Directors reviewed an updated summary and analysis prepared by Piper Sandler and discussed various aspects of each final proposal, including:
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ability to successfully execute an acquisition transaction;

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stock valuation and future prospects of acquirer’s stock;

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historical trading ranges, liquidity and dividend of acquirer’s stock;

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a negotiated, fixed exchange ratio, versus one to be determined at a later date;

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management strength of acquirer;

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role of Aquesta employees in the combined company and the potential impact on employees;

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growth prospects of acquirer and attractiveness of combined franchise; and

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cultural and strategic fit with Aquesta’s culture and customers.

The Aquesta board reached a consensus that future prospects of the acquirer’s stock, ability to successfully execute a strategic transaction and obtain all required approvals, and ability to successfully integrate Aquesta’s franchise were very important considerations, but that the other items were also significant considerations. The Aquesta board of directors carefully reviewed the advantages and any disadvantages of each proposal and concluded that it should conduct reverse due diligence on United and United Community Bank, permit United to continue its due diligence and enter into exclusive negotiations with United. On May 12, 2021, Aquesta executed a non-binding letter of intent with United granting United an exclusivity period through June 2, 2021, during which time Aquesta would agree not to participate in negotiations or solicit proposals from any other potential buyer.
During the period from May 13, 2021 through May 26, 2021, Aquesta management communicated with executive officers of United to discuss a possible merger between the two institutions and to conduct mutual due diligence.
On May 18, 2021, Wyrick Robbins distributed an updated draft Agreement and Plan of Merger and Reorganization to United’s outside legal counsel, Nelson Mullins Riley & Scarborough LLP, which we refer to as Nelson Mullins. Negotiation of the proposed merger agreement and due diligence continued during the period from May 18 through May 25. Nelson Mullins circulated a revised version of the proposed Agreement and Plan of Merger and Reorganization to Wyrick Robbins on the evening of May 20 and Wyrick Robbins and Nelson Mullins continued to negotiate the agreement during the ensuing days. On May 21, 2021, Aquesta management, together with representatives of Wyrick Robbins and Piper Sandler, interviewed members of United’s senior management team in connection with ongoing reverse due diligence procedures. Aquesta’s management and representatives of Wyrick Robbins also reviewed recent publicly available information on United during this period.
On the evening of May 21, 2021, the Aquesta Board of Directors received a copy of the proposed merger agreement, together with an executive summary of the merger agreement prepared by Wyrick Robbins. On May 23, the Aquesta board of directors received a draft presentation prepared by representatives of Piper Sandler as to certain financial aspects of the proposed transaction.
During the period from May 23, 2021 through May 26, 2021, United’s board of directors received and reviewed a summary of the terms of the merger agreement prepared by Nelson Mullins and financial analyses of the acquisition prepared by Hovde. On May 26, 2021, the United board of directors unanimously adopted written consent resolutions authorizing and approving United’s entry into the merger agreement and the merger.
The Aquesta board of directors met on the morning of May 25, 2021 to consider the proposed merger and review the materials prepared by representatives of Piper Sandler and Wyrick Robbins. Aquesta’s executive officers, as well as representatives of Wyrick Robbins and Piper Sandler, were present at the Aquesta board of directors meeting held on May 25, 2021. At the May 25th meeting, Wyrick Robbins updated the Aquesta board on the final negotiations and changes to the merger agreement and reviewed the merger agreement and proposed merger transaction with the Aquesta board of directors. Representatives of Piper Sandler then reviewed its financial analyses with respect to the merger. Following these presentations and ensuing discussion regarding the best interests of Aquesta stockholders, the Aquesta board of directors decided to reconvene on May 26 in order to allow Aquesta directors ample time to consider the proposed transaction and the information and analysis that had been presented at the board meeting.
The Aquesta board of directors reconvened on May 26, 2021 for the purpose of considering approval of the merger agreement and the proposed merger with United. During this meeting, which was attended by representatives of Wyrick Robbins and Piper Sandler, Piper Sandler delivered its oral opinion to the Aquesta board of directors, which was subsequently confirmed in writing on May 26, 2021, to the effect that, as of such date and based on and subject to the assumptions made, matters considered and qualifications and limitations set forth in the written opinion, the merger consideration was fair, from a financial point of view to holders of Aquesta common stock. As set forth in the merger agreement, the overall merger consideration would consist, in the aggregate, of at least 70% of the outstanding shares of Aquesta common stock, including common stock equivalents, being exchanged for shares of United common stock at an exchange ratio of 0.6386 shares of United common stock for each issued and outstanding share of Aquesta common stock and the remaining issued and outstanding shares of Aquesta common stock being exchanged for cash at a price of $21.50 per share. The Aquesta board recognized the fact that the nominal value of the total proposed consideration as derived from the stock and cash mix was approximately $21.28 per share, as of the close of trading on May 25, 2021.
The merger agreement was executed by Aquesta and United on May 26, 2021 and announced to the public on the morning of May 27, 2021.

United’s Reasons for the Merger
In reaching its decision to adopt the merger agreement and approve the merger and the other transactions contemplated by the merger agreement, the United board of directors consulted with United’s management and considered a number of factors, including, without limitation, the following material factors, which are not presented in order of priority:
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its understanding of the current and prospective environment in which United and Aquesta operate, including national and local economic conditions, the interest rate environment, increasing operating costs resulting from regulatory initiatives and compliance mandates, the competitive environment for financial institutions generally, and the likely effect of these factors on United both with and without the proposed transaction;

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each of United’s, Aquesta’s, and the combined company’s business, operations, financial condition, asset quality, earnings, and prospects. In reviewing these factors, the United board of directors considered its view that Aquesta’s financial condition and asset quality were sound, that Aquesta’s business and operations complemented those of United, and that the merger would result in a combined company with a larger market presence and more diversified business mix as well as an attractive funding base, including through core deposit funding, and stronger asset quality. The United board of directors further considered that Aquesta’s earnings and prospects, and synergies potentially available in the proposed transaction, created an opportunity for the combined company to have superior future earnings and prospects compared to United’s earnings and prospects on a stand-alone basis. In particular, the United board of directors considered the following:

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its belief that the merger will combine two strong and growing banking institutions to create a leading regional banking franchise with an enhanced commercial lending expertise and complementary product sets, bolstering United’s lending presence with full service banking in highly attractive North Carolina markets;

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the potential for bringing together seasoned bank operators built on a common vision with similar values, with talented, motivated workforces and compatible corporate cultures;

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the similarity of the businesses, balance sheets and management teams;

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the expanded possibilities, including organic growth and future acquisitions, that would be available to the combined company given its larger size, asset base, capital, and footprint;

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its review and discussions with United’s management and advisors concerning United’s due diligence examination of Aquesta’s business;

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the anticipated positive impact of the merger on the combined company’s capital position, including regulatory capital levels, and the combined company’s potential ability to generate substantial internal capital to support future growth;

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United’s successful track record of creating shareholder value through prior acquisitions, including its proven experience in successfully integrating acquired businesses and retaining key personnel, and United management’s belief that United will be able to integrate Aquesta with United successfully;

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the financial analyses presented to the United board of directors by Morgan Stanley; and

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its review of the terms of the merger agreement, including mutual deal protection and termination fee provisions.

The United board of directors also considered potential risks relating to the merger but concluded that the anticipated benefits of the merger were likely to substantially outweigh these risks. These potential risks included, without limitation:
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the possibility of encountering difficulties in achieving anticipated cost savings in the amounts estimated or in the time frame contemplated;

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the possible challenges of entering new markets that United does not presently occupy;

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the potential effects of a sustained economic downturn caused by the lingering effects of the novel coronavirus pandemic;

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the possibility of encountering difficulties in successfully integrating Aquesta’s business, operations, and workforce with those of United;

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the transaction-related costs, including the payments and other benefits to be received by Aquesta management in connection with the merger pursuant to existing Aquesta plans and compensation arrangements and the merger agreement;

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diversion of management attention and resources from the operation of United’s business towards the completion of the merger; and

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the regulatory and other approvals required in connection with the merger and the risk that such regulatory approvals will not be received in a timely manner or may impose unacceptable conditions.

The foregoing discussion of the information and factors considered by the United board of directors is not intended to be exhaustive but includes the material factors considered by the United board of directors. In reaching its decision to adopt the merger agreement and to approve the merger and the other transactions contemplated by the merger agreement, the United board of directors did not quantify or assign any relative weights to the factors considered, and individual directors may have given different weights to different factors. The United board of directors considered all of these factors as a whole and overall considered the factors to be favorable to, and to support, its determination. The explanation of United’s reasons for the merger includes statements that are forward-looking in nature and, therefore, should be read in light of the factors discussed above under “Cautionary Statement Regarding Forward-Looking Statements.”
Aquesta’s Reasons for the Merger; Recommendation of the Aquesta Board of Directors
In reaching its decision to adopt and approve the merger agreement and recommend its approval to Aquesta stockholders, the Aquesta board of directors consulted with executive management and its outside financial and legal advisors and evaluated Aquesta’s prospects for maximizing value for its stockholders over the long-term in the current and prospective economic and regulatory environment affecting the banking industry as a whole. After considering Aquesta’s strategic alternatives, the Aquesta board of directors concluded that partnering with a financial institution with greater size, expanded product offerings and an attractive common stock currency would better maximize the long-term value of the stockholders’ investment than if Aquesta remained independent, acquired another smaller institution or merged with an institution of similar size to Aquesta. The Aquesta board of directors believes the merger is in the best interests of Aquesta’s stockholders.
In its deliberations described above and in making its determination, the Aquesta board of directors considered many factors including, without limitation, the following:
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The form and amount of the merger consideration, including the ability of Aquesta stockholders to participate in the future performance of the combined company;

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The current and prospective business and economic environments of the markets served by Aquesta including the competitive environment for financial institutions operating in the Carolinas and the intensifying competition from in-state and out-of-state financial institutions;

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The continuing consolidation of the financial services industry, the increased regulatory burdens on financial institutions, and the uncertainties in the regulatory climate going forward;

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The regular quarterly cash dividend declared and historically paid by United on outstanding shares of its common stock;

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The possibility that the corporate tax rate and capital gains tax rates may be increased in 2022 or beyond;

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The current and projected interest rate environment and yield curve;

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The value to Aquesta stockholders from diversifying Aquesta’s geographic concentration and expanding its sources of revenues from United Community Bank’s array of products;

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The financial analyses prepared by Piper Sandler and its oral opinion (which was subsequently confirmed in writing), to the effect that, as of May 26, 2021, and based on and subject to the assumptions made, matters considered and qualifications and limitations set forth in its written opinion, the merger consideration was fair, from a financial point of view, to the holders of Aquesta common stock, as more fully described under “Opinion of Aquesta’s Financial Advisor” beginning on page 48;

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The likelihood that the necessary regulatory approvals to complete the transaction would be obtained in a timely manner without unacceptable conditions;

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United’s capacity and track record in successfully executing and integrating prior acquisition targets;

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The increased legal lending limit of the surviving bank and its ability to service larger commercial customers;

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The fact that Aquesta Bank’s core data processing agreement would be required to be renegotiated and renewed in May, 2024 for a new term of five to seven years;

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The effect of the merger on Aquesta Bank’s customers and the communities in which it does business, including enhanced products and services which could be provided by United Community Bank;

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The compatible corporate culture of Aquesta Bank and United Community Bank; and

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The effect of the merger on Aquesta Bank’s officers and employees, including the prospects for continued employment and the severance and other benefits agreed to be provided by United Community Bank to employees of Aquesta Bank.

The Aquesta board of directors also considered the following potential risks and negative factors relating to the merger:
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If the market price of United common stock decreases prior to completion of the merger, the aggregate value of consideration to be received by Aquesta’s stockholders receiving stock in the merger will decrease as well;

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The merger agreement obligates Aquesta to pay a substantial termination fee if it later chooses to pursue a more attractive merger proposal or if the merger agreement is terminated under certain circumstances;

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Aquesta will lose the autonomy and local strategic decision-making capability associated with being an independent financial institution;

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While the merger is pending, Aquesta’s officers and employees will have to focus extensively on actions required to complete the merger, which could divert their attention from Aquesta’s business, and Aquesta will incur substantial costs even if the merger is not consummated;

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While the merger is pending, Aquesta will be subject to certain restrictions on the conduct of its business as described under “Conduct of Businesses Prior to the Completion of the Merger” which may delay or prevent it from pursuing business opportunities that may arise or preclude it from taking actions that would be advisable if it was to remain independent; and

•
The merger could result in employee attrition and have a negative effect on business and customer relationships.

The foregoing discussion of the factors considered by the Aquesta board of directors is not intended to be exhaustive, but is intended to include the material factors considered by Aquesta’s board of directors. In view of the wide variety of factors considered in connection with its evaluation of the merger and the complexity of these matters, the Aquesta Board of Directors did not find it useful and did not attempt to quantify or assign any relative or specific weights to the various factors that it considered in reaching its determination to approve the merger and the merger agreement and recommend that stockholders vote “FOR” approval and adoption of the merger agreement. In addition, individual members of Aquesta’s board of directors may have given differing weights to different factors. The Aquesta Board of Directors conducted an overall analysis of the factors described above, including thorough discussions with, and questioning of, Aquesta’s executive officers and its outside financial and legal advisors. The Aquesta board of directors considered all of the foregoing factors as a whole and unanimously supported a determination to approve the merger and recommend that Aquesta stockholders approve and adopt the merger agreement.
THE AQUESTA BOARD OF DIRECTORS UNANIMOUSLY DETERMINED THAT THE MERGER, THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT ARE IN THE BEST INTERESTS OF AQUESTA AND ITS STOCKHOLDERS AND UNANIMOUSLY APPROVED AND ADOPTED THE MERGER AGREEMENT. THE AQUESTA BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT AQUESTA STOCKHOLDERS VOTE “FOR” THE APPROVAL AND ADOPTION OF THE MERGER AGREEMENT AND THE PLAN OF MERGER CONTAINED THEREIN.
In considering the recommendation of the Aquesta board of directors with respect to the proposal to approve the merger agreement, stockholders should be aware that Aquesta’s directors and executive officers have interests in the merger that are different from, or in addition to, those of other Aquesta stockholders. The Aquesta board of directors was aware of and considered these interests, among other matters, in evaluating and negotiating the merger and merger agreement, and in making its recommendation, but still determined that the terms of the proposed merger were fair and in the best interests of all Aquesta stockholders. See “Interests of the Directors and Officers of Aquesta in the Merger” beginning on page 59.
The above explanation of the reasoning of the Aquesta Board of Directors and the other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under the heading “Cautionary Statement Regarding Forward-Looking Statements.”
The Aquesta Board of Directors unanimously adopted the merger agreement and recommends that you vote “FOR” approval of the merger agreement.
Each of the Aquesta directors have entered into a voting support agreement with United, pursuant to which they have agreed to vote in favor of the merger agreement at the Aquesta stockholders’ meeting. For more information regarding the support agreements, please see the section entitled “Shares Held by Officers and Directors” beginning on page 28.
Certain Unaudited Prospective Financial Information
United and Aquesta do not, as a matter of course, publicly disclose forecasts or internal projections as to future performance, revenues, earnings, financial condition or other results due to, among other reasons, the inherent uncertainty of the underlying assumptions and estimates.
In connection with the merger, however, United and Aquesta are including in this proxy statement/prospectus certain unaudited prospective financial information for United and Aquesta that was made available as described below. We refer to this information collectively as the “prospective financial information.” A summary of certain significant elements of this information is included in this proxy statement/prospectus solely for the purpose of providing holders of Aquesta common stock and Aquesta preferred stock access to certain information made available to United and Aquesta and their respective boards of directors and Aquesta’s financial advisor.
Neither United nor Aquesta endorses the prospective financial information as necessarily predictive of actual future results. Although presented with numeric specificity, the prospective financial information reflects numerous estimates and assumptions with respect to, among other things, economic, competitive, regulatory and financial market conditions and future business decisions that may not be realized and that are inherently subject to significant business, economic, competitive and regulatory uncertainties and contingencies, including, among other things, the inherent uncertainty of the business and economic conditions affecting the industries in which United and Aquesta operate and the risks and uncertainties described under “Risk Factors” beginning on page 21, “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 19 and in the reports that United files with the SEC from time to time, all of which are difficult to predict and many of which are outside the control of United and Aquesta and will be beyond the control of the combined company following completion of the merger. There can be no assurance that the underlying assumptions would prove to be accurate or that the projected results would be realized, and actual results could differ materially from those reflected in the prospective financial information, whether or not the merger is completed. Further, these assumptions do not include all potential actions that the senior management of United or Aquesta could or might have taken during these time periods. In addition, since the prospective financial information covers multiple years, such information by its nature becomes subject to greater uncertainty with each successive year. The inclusion of this prospective financial information should not be regarded as an indication that any of United, Aquesta, their respective affiliates, officers, directors, advisors or other representatives considered, or now considers, this prospective financial information to be material information to any shareholder, particularly in light of the inherent risks and uncertainties associated with such prospective financial information, or that it should be construed as financial guidance, and it should not be relied on as such.
The prospective financial information is not fact and should not be relied upon as being necessarily indicative of actual future results. The prospective financial information also reflects numerous variables, expectations and assumptions available at the time it was prepared as to certain business decisions that are subject to change and does not take into account any circumstances or events occurring after the date it was prepared, including the transactions contemplated by the merger agreement or the possible financial and other effects on United or Aquesta of the merger, or the recent instability and volatility of the global financial markets and does not attempt to predict or suggest actual future results of the combined company or give effect to the merger, including the effect of negotiating or executing the merger agreement, the costs that may be incurred in connection with consummating the merger, the potential synergies that may be achieved by the combined company as a result of the merger (except as expressly set forth below under “— Pro Forma Assumptions — Estimated Costs Savings and Expenses Resulting or Derived from the Merger and Purchase Accounting Adjustments”), the effect on United or Aquesta of any business or strategic decision or action that has been or will be taken as a result of the merger agreement having been executed, or the effect of any business or strategic decisions or actions which would likely have been taken if the merger agreement had not been executed, but which were instead altered, accelerated, postponed or not taken in anticipation of the merger. Further, the prospective financial information does not take into account the effect of any possible failure of the merger to occur. No assurances can be given that if the prospective financial information had been prepared as of the date of this proxy statement/prospectus, similar assumptions would be used. In addition, the prospective financial information may not reflect the manner in which the combined company would operate after the merger.
The prospective financial information included in this document has been prepared by, and is the responsibility of, United’s and Aquesta’s management. PricewaterhouseCoopers LLP (United’s independent registered public accounting firm) and Wipfli, LLP (Aquesta’s independent registered public accounting firm) have not audited, reviewed, examined, compiled nor applied agreed-upon procedures with respect to the accompanying prospective financial information and, accordingly, PricewaterhouseCoopers LLP and Wipfli, LLP do not express an opinion or any other form of assurance with respect thereto. The PricewaterhouseCoopers LLP report incorporated by reference into this proxy statement/prospectus and the Wipfli, LLP report included in this proxy statement/prospectus relate to United’s and Aquesta’s previously issued financial statements, respectively. The reports do not extend to the prospective financial information and should not be read to do so.
Aquesta Prospective Financial Information
The following prospective financial information was approved by Aquesta for use by Piper Sandler in connection with Piper Sandler performing its financial analyses with respect to Aquesta on a stand-alone basis: (i) estimated net income for Aquesta provided by senior management of Aquesta for the years ended December 31, 2021 through December 31, 2025 of $8.7 million, $8.0 million, $9.3 million, $10.8 million and $12.7 million, respectively, and (ii) estimated dividends per share for Aquesta provided by senior management of Aquesta for the years ended December 31, 2021 through December 31, 2025 of $0.13, $0.14, $0.15, $0.16 and $0.17, respectively.
United Prospective Financial Information
The following prospective financial information was approved by United for use by Piper Sandler in connection with Piper Sandler performing its financial analyses with respect to United on a stand-alone basis: (i) publicly available mean analyst earnings per share estimates for United for the years ending

December 31, 2021 and December 31, 2022 of $2.69 and $2.37, respectively, (ii) mean analyst net income estimates for United for the year ending December 31, 2023, of $210 million, (iii) estimated long-term annual earnings per share growth rate for the years ending December 31, 2024 and December 31, 2025, and (iv) estimated dividends per share for United for the years ending December 31, 2021 through December 31, 2025, as provided by the senior management of United.
Pro Forma Assumptions — Estimated Costs Savings and Expenses Resulting or Derived from the Merger and Purchase Accounting Adjustments
For purposes of the Pro Forma Transaction Analysis performed by Piper Sandler, senior management of United provided to Piper Sandler certain additional prospective financial information including: (i) estimated net income for Aquesta for the years ended December 31, 2021, December 31, 2022, December 31, 2023, December 31, 2024 and December 31, 2025 of $8.7 million, $8.0 million, $9.3 million, $9.9 million and $10.9 million, respectively, (ii) an estimate of $11.1 million of pre-tax transaction expenses, (iii) an estimate of $10.9 million of credit marks on gross loans, and (iv) an estimate of $7.3 million of pre‑tax cost savings (synergies) expected to result or be derived from the merger.
General
The stand-alone prospective financial information for United and Aquesta was prepared separately and the different estimates are not intended to be added together. Adding the prospective financial information together for the two companies is not intended to represent the results the combined company will achieve if the merger is completed and is not intended to represent forecasted financial information for the combined company if the merger is completed.
By including in this proxy statement/prospectus a summary of the prospective financial information, neither United nor Aquesta nor any of their respective representatives has made or makes any representation to any person regarding the ultimate performance of United or Aquesta compared to the information contained in the prospective financial information. Neither United, Aquesta, nor, after completion of the merger, the combined company, undertakes any obligation to update or otherwise revise the prospective financial information to reflect circumstances existing since their preparation or to reflect the occurrence of subsequent or unanticipated events, even in the event that any or all of the underlying assumptions are shown to be inappropriate, or to reflect changes in general economic or industry conditions. None of United, Aquesta or their respective advisors or other representatives has made, makes or is authorized in the future to make any representation to any stockholder of Aquesta or other person regarding United’s or Aquesta’s ultimate performance compared to the information contained in the prospective financial information or that the results reflected in the prospective financial information will be achieved. The prospective financial information included above is provided because it was made available to and considered by United, Aquesta and their respective boards of directors and advisors in connection with the merger.
In light of the foregoing, and considering that the Aquesta annual meeting will be held several months after the prospective financial information was prepared, as well as the uncertainties inherent in any forecasted information, you are cautioned not to place unwarranted reliance on such information, and are urged to review United’s most recent SEC filings for a description of its reported financial results and the financial statements of United incorporated by reference in this proxy statement/prospectus. See the section entitled “Where You Can Find More Information.” The prospective financial information summarized in this section is not included in this proxy statement/prospectus in order to induce any stockholder of Aquesta to vote in favor of the merger proposal or the adjournment proposal to be voted on at the Aquesta annual meeting.
Opinion of Aquesta’s Financial Advisor
Aquesta retained Piper Sandler to act as financial advisor to Aquesta’s board of directors in connection with Aquesta’s consideration of a possible business combination. Aquesta selected Piper Sandler to act as its financial advisor because Piper Sandler is a nationally recognized investment banking firm whose principal business specialty is financial institutions. In the ordinary course of its investment banking business, Piper Sandler is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions.

Piper Sandler acted as financial advisor to Aquesta’s board of directors in connection with the proposed merger and participated in certain of the negotiations leading to the execution of the merger agreement. At the May 26, 2021 meeting at which Aquesta’s board of directors considered the merger and the merger agreement, Piper Sandler delivered to the board of directors its oral opinion, which was subsequently confirmed in writing on May 26, 2021, to the effect that, as of such date, the merger consideration was fair to the holders of Aquesta common stock from a financial point of view. The full text of Piper Sandler’s opinion is attached as Annex B to this proxy statement/prospectus. The opinion outlines the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by Piper Sandler in rendering its opinion. The description of the opinion set forth below is qualified in its entirety by reference to the full text of the opinion. Holders of Aquesta common stock are urged to read the entire opinion carefully in connection with their consideration of the proposed merger.
Piper Sandler’s opinion was directed to the board of directors of Aquesta in connection with its consideration of the merger and the merger agreement and does not constitute a recommendation to any stockholder of Aquesta as to how any such stockholder should vote at any meeting of stockholders called to consider and vote upon the approval of the merger and the adoption of the merger agreement. Piper Sandler’s opinion was directed only to the fairness, from a financial point of view, of the merger consideration to the holders of Aquesta common stock and did not address the underlying business decision of Aquesta to engage in the merger, the form or structure of the merger or any other transactions contemplated in the merger agreement, the relative merits of the merger as compared to any other alternative transactions or business strategies that might exist for Aquesta or the effect of any other transaction in which Aquesta might engage. Piper Sandler also did not express any opinion as to the fairness of the amount or nature of the compensation to be received in the merger by any officer, director or employee of Aquesta or United, or any class of such persons, if any, relative to the compensation to be received in the merger by any other stockholder. Piper Sandler’s opinion was approved by Piper Sandler’s fairness opinion committee.
In connection with its opinion, Piper Sandler reviewed and considered, among other things:
•
an execution copy of the merger agreement;

•
certain publicly available financial statements and other historical financial information of Aquesta and Aquesta Bank that Piper Sandler deemed relevant;

•
certain publicly available financial statements and other historical financial information of United that Piper Sandler deemed relevant;

•
certain internal financial projections for Aquesta for the years ending December 31, 2021 through December 31, 2025, as provided by the senior management of Aquesta;

•
publicly available mean analyst earnings per share estimates for United for the years ending December 31, 2021 and December 31, 2022 and mean analyst net income estimates for United for the year ending December 31, 2023, as well as estimated long-term annual earnings per share growth rates for the years ending December 31, 2024 and December 31, 2025 and estimated dividends per share for United for the years ending December 31, 2021 through December 31, 2025, as provided by the senior management of United;

•
the pro forma financial impact of the merger on United based on certain assumptions relating to transaction expenses, cost savings, purchase accounting adjustments and the establishment of a reserve for current expected credit loss (CECL) accounting standards, as well as estimated net income for Aquesta for the years ending December 31, 2021 through December 31, 2025, as provided by the senior management of United;

•
the publicly reported historical price and trading activity for Aquesta common stock and United common stock, including a comparison of certain stock market information for Aquesta common stock and United common stock and certain stock indices, as well as publicly available information for certain other companies, the securities of which are publicly traded;

•
a comparison of certain financial and market information for Aquesta and United with similar financial institutions for which information is publicly available;

•
the financial terms of certain recent business combinations in the bank and thrift industry (on a regional and nationwide basis), to the extent publicly available;

•
the current market environment generally and the banking environment in particular; and

•
such other information, financial studies, analyses and investigations and financial, economic and market criteria as Piper Sandler considered relevant.

Piper Sandler also discussed with certain members of the senior management of Aquesta and its representatives the business, financial condition, results of operations and prospects of Aquesta and held similar discussions with certain members of the senior management of United and its representatives regarding the business, financial condition, results of operations and prospects of United.
In performing its review, Piper Sandler relied upon the accuracy and completeness of all of the financial and other information that was available to and reviewed by Piper Sandler from public sources, that was provided to Piper Sandler by Aquesta or United or their respective representatives, or that was otherwise reviewed by Piper Sandler, and Piper Sandler assumed such accuracy and completeness for purposes of rendering its opinion without any independent verification or investigation. Piper Sandler relied on the assurances of the respective managements of Aquesta and United that they were not aware of any facts or circumstances that would have made any of such information inaccurate or misleading. Piper Sandler was not asked to and did not undertake an independent verification of any of such information and Piper Sandler did not assume any responsibility or liability for the accuracy or completeness thereof. Piper Sandler did not make an independent evaluation or perform an appraisal of the specific assets, the collateral securing assets or the liabilities (contingent or otherwise) of Aquesta or United, nor was Piper Sandler furnished with any such evaluations or appraisals. Piper Sandler rendered no opinion or evaluation on the collectability of any assets or the future performance of any loans of Aquesta or United. Piper Sandler did not make an independent evaluation of the adequacy of the allowance for loan losses of Aquesta or United, or of the combined entity after the merger, and Piper Sandler did not review any individual credit files relating to Aquesta or United. Piper Sandler assumed, with Aquesta’s consent, that the respective allowances for loan losses for both Aquesta and United were adequate to cover such losses and would be adequate on a pro forma basis for the combined entity.
In preparing its analyses, Piper Sandler used certain internal financial projections for Aquesta for the years ending December 31, 2021 through December 31, 2025, as provided by the senior management of Aquesta. In addition, Piper Sandler used publicly available mean analyst earnings per share estimates for United for the years ending December 31, 2021 and December 31, 2022 and mean analyst net income estimates for United for the year ending December 31, 2023, as well as estimated long-term annual earnings per share growth rates for the years ending December 31, 2024 and December 31, 2025 and estimated dividends per share for United for the years ending December 31, 2021 through December 31, 2025, as provided by the senior management of United. Piper Sandler also received and used in its pro forma analyses certain assumptions relating to transaction expenses, cost savings, purchase accounting adjustments and the establishment of a reserve for CECL accounting standards, as well as estimated net income for Aquesta for the years ending December 31, 2021 through December 31, 2025, as provided by the senior management of United. With respect to the foregoing information, the respective senior managements of Aquesta and United confirmed to Piper Sandler that such information reflected (or, in the case of the publicly available analyst estimates referred to above, were consistent with) the best currently available projections, estimates and judgments of those respective senior managements as to the future financial performance of Aquesta and United, respectively, and the other matters covered thereby, and Piper Sandler assumed that the future financial performance reflected in such information would be achieved. Piper Sandler expressed no opinion as to such information, or the assumptions on which such information was based. Piper Sandler also assumed that there had been no material change in the respective assets, financial condition, results of operations, business or prospects of Aquesta or United since the date of the most recent financial statements made available to Piper Sandler. Piper Sandler assumed in all respects material to its analyses that Aquesta and United would remain as going concerns for all periods relevant to its analyses.
Piper Sandler also assumed, with Aquesta’s consent, that (i) each of the parties to the merger agreement would comply in all material respects with all material terms and conditions of the merger agreement and all related agreements, that all of the representations and warranties contained in such agreements were true and correct in all material respects, that each of the parties to such agreements would perform in all material respects all of the covenants and other obligations required to be performed by such party under such agreements and that the conditions precedent in such agreements were not and would not be waived, (ii) in the course of obtaining the necessary regulatory or third party approvals, consents and releases with respect to the merger, no delay, limitation, restriction or condition would be imposed that would have an adverse effect on Aquesta, United, the merger or any related transactions, and (iii) the merger and any related transactions would be consummated in accordance with the terms of the merger agreement without any waiver, modification or amendment of any material term, condition or agreement thereof and in compliance with all applicable laws and other requirements. Finally, with Aquesta’s consent, Piper Sandler relied upon the advice that Aquesta received from its legal, accounting and tax advisors as to all legal, accounting and tax matters relating to the merger and the other transactions contemplated by the merger agreement. Piper Sandler expressed no opinion as to any such matters.
Piper Sandler’s opinion was necessarily based on financial, economic, regulatory, market and other conditions as in effect on, and the information made available to Piper Sandler as of, the date thereof. Events occurring after the date thereof could materially affect Piper Sandler’s opinion. Piper Sandler has not undertaken to update, revise, reaffirm or withdraw its opinion or otherwise comment upon events occurring after the date thereof. Piper Sandler expressed no opinion as to the trading value of Aquesta common stock or United common stock at any time or what the value of United common stock would be once it is actually received by the holders of Aquesta common stock.
In rendering its opinion, Piper Sandler performed a variety of financial analyses. The summary below is not a complete description of all the analyses underlying Piper Sandler’s opinion or the presentation made by Piper Sandler to Aquesta’s board of directors, but is a summary of the material analyses performed and presented by Piper Sandler. The summary includes information presented in tabular format. In order to fully understand the financial analyses, these tables must be read together with the accompanying text. The tables alone do not constitute a complete description of the financial analyses. The preparation of a fairness opinion is a complex process involving subjective judgments as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. The process, therefore, is not necessarily susceptible to a partial analysis or summary description. Piper Sandler believes that its analyses must be considered as a whole and that selecting portions of the factors and analyses to be considered without considering all factors and analyses, or attempting to ascribe relative weights to some or all such factors and analyses, could create an incomplete view of the evaluation process underlying its opinion. Also, no company included in Piper Sandler’s comparative analyses described below is identical to Aquesta or United and no transaction is identical to the merger. Accordingly, an analysis of comparable companies or transactions involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading values or transaction values, as the case may be, of Aquesta and United and the companies to which they were compared. In arriving at its opinion, Piper Sandler did not attribute any particular weight to any analysis or factor that it considered. Rather, Piper Sandler made qualitative judgments as to the significance and relevance of each analysis and factor. Piper Sandler did not form an opinion as to whether any individual analysis or factor (positive or negative) considered in isolation supported or failed to support its opinion, rather, Piper Sandler made its determination as to the fairness of the merger consideration to the holders of Aquesta common stock on the basis of its experience and professional judgment after considering the results of all its analyses taken as a whole.
In performing its analyses, Piper Sandler also made numerous assumptions with respect to industry performance, business and economic conditions and various other matters, many of which cannot be predicted and are beyond the control of Aquesta, United, and Piper Sandler. The analyses performed by Piper Sandler are not necessarily indicative of actual values or future results, both of which may be significantly more or less favorable than suggested by such analyses. Piper Sandler prepared its analyses solely for purposes of rendering its opinion and provided such analyses to Aquesta’s board of directors at its May 26, 2021 meeting. Estimates on the values of companies do not purport to be appraisals or necessarily reflect the prices at which companies or their securities may actually be sold. Such estimates are inherently subject to uncertainty and actual values may be materially different. Accordingly, Piper Sandler’s analyses do not necessarily reflect the value of Aquesta common stock or United common stock or the prices at which Aquesta or United common stock may be sold at any time. The analyses of Piper Sandler and its opinion were among a number of factors taken into consideration by Aquesta’s board of directors in making its determination to approve the merger agreement and the analyses described below should not be viewed as determinative of the decision of Aquesta’s board of directors with respect to the fairness of the merger consideration.
Summary of Proposed Merger Consideration and Implied Transaction Metrics
Piper Sandler reviewed the financial terms of the proposed merger. Pursuant to the terms of the merger agreement, at the effective time of the merger each share of Aquesta common stock issued and outstanding immediately prior to the effective time of the transaction, except for certain shares as set forth in the merger agreement, shall be converted into the right to receive, at the election of the holder thereof and subject to proration, either (i) cash in the amount of $21.50, less any applicable withholding Taxes; or (ii) a number of duly authorized, validly issued, fully paid and non-assessable shares of United common stock equal to the exchange ratio. As set forth in the merger agreement, the exchange ratio shall be 0.6386 shares of United common stock per share of Aquesta common stock. The merger agreement provides, generally, that the number of whole shares of Aquesta common stock to be converted into the right to receive the cash consideration shall not exceed thirty percent (30%) of the number of shares of Aquesta common stock outstanding as of immediately prior to the effective time, and the number of whole shares of Aquesta common stock to be converted into the right to receive the stock consideration shall be not less than seventy percent (70%) of the number of shares of Aquesta common stock outstanding as of immediately prior to the effective time. Piper Sandler calculated aggregate implied transaction values of approximately $133.5 million and $134.0 million based on 100% stock and 70% stock consideration, respectively, and implied purchase prices per share of $21.19 and $21.28 based on 100% stock and 70% stock consideration, respectively, consisting of the implied value of 5,503,665 shares of Aquesta common stock and based on the closing price of United common stock on May 25, 2021 (assuming the conversion of 11,834 Aquesta preferred shares outstanding into common stock as well as the cashing out of 495,279 Aquesta options outstanding with a weighted average strike price of $5.38 per share and 299,237 Aquesta warrants outstanding with a weighted average strike price of $8.22 per share, both assumed to be cashed out at the respective implied purchase price per share under each scenario). Based upon financial information for Aquesta as of or for the last twelve months (“LTM”) ended March 31, 2021 and the closing price of Aquesta’s common stock on May 25, 2021, Piper Sandler calculated the following implied transaction metrics, assuming 70% stock consideration as well as 100% stock consideration, as indicated:
	70% Stock	100% Stock
Transaction Price / Tangible Book Value Per Share	194%	194%
Transaction Price / LTM Earnings Per Share	17.9x	17.8x
Transaction Price / 2021E Projected EPS(1)	14.4x	14.4x
Transaction Price / 2022E Projected EPS(1)	15.6x	15.6x
Tangible Book Premium / Core Deposits (CDs > $100K)(2)	12.4%	12.3%
Market Premium as of May 25, 2021	64.3%	63.6%

(1)
Projections provided by Aquesta management

(2)
Jumbo time deposits as of March 31, 2021 per Aquesta’s call report

Stock Trading History
Piper Sandler reviewed the publicly available historical reported trading prices of Aquesta common stock and United common stock for the one-year and three-year periods ended May 25, 2021. Piper Sandler then compared the relationship between the movements in the price of Aquesta common stock and United common stock, respectively, to movements in their respective peer groups (as described below) as well as to the S&P 500 Index and the NASDAQ Bank Index.
Aquesta’s One-Year Stock Performance
	Beginning Value 5/25/2020	Ending Value 5/25/2021
Aquesta	100%	132.1%

	Beginning Value 5/25/2020	Ending Value 5/25/2021
Aquesta Peer Group	100%	146.3%
S&P 500 Index	100%	185.1%
NASDAQ Bank Index	100%	141.7%
Aquesta’s Three-Year Stock Performance
	Beginning Value 5/25/2018	Ending Value 5/25/2021
Aquesta	100%	108.4%
Aquesta Peer Group	100%	89.9%
S&P 500 Index	100%	108.4%
NASDAQ Bank Index	100%	153.9%
United’s One-Year Stock Performance
	Beginning Value 5/25/2020	Ending Value 5/25/2021
United	100%	184.8%
United Peer Group	100%	182.6%
S&P 500 Index	100%	185.1%
NASDAQ Bank Index	100%	141.7%
United’s Three-Year Stock Performance
	Beginning Value 5/25/2018	Ending Value 5/25/2021
United	100%	100.4%
United Peer Group	100%	98.1%
S&P 500 Index	100%	108.4%
NASDAQ Bank Index	100%	153.9%
Comparable Company Analyses
Piper Sandler used publicly available information to compare selected financial information for Aquesta with a group of financial institutions selected by Piper Sandler. The Aquesta peer group included major exchange traded banks and thrifts headquartered in North Carolina, South Carolina, and Virginia with total assets between $500 million and $2 billion, but excluded targets of announced merger transactions. The Aquesta Peer Group consisted of the following companies:
Bank of South Carolina Corporation
Bank of the James Financial Group, Inc.
Community Bankers Trust Corporation
First Community Corporation
First National Corporation
FVCBankcorp, Inc.
MainStreet Bancshares, Inc.	National Bankshares, Inc. Old Point Financial Corporation Peoples Bancorp of North Carolina, Inc. Select Bancorp, Inc. Village Bank and Trust Financial Corp. Virginia National Bankshares Corporation
The analysis compared publicly available financial information for Aquesta with corresponding data for the Aquesta Peer Group as of or for the period ended March 31, 2021 with pricing data as of May 25, 2021. The table below sets forth the data for Aquesta and the median, mean, low and high data for the Aquesta Peer Group.

Aquesta Comparable Company Analysis
	Aquesta	Aquesta Peer Group Median	Aquesta Peer Group Mean	Aquesta Peer Group Low	Aquesta Peer Group High
Total assets ($M)	752	1,492	1,317	554	1,885
Loans / Deposits (%)	90.6	76.6	76.9	57.4	95.0
LLR / Gross Loans (%)	0.92	1.01	1.04	0.66	1.28
Non-performing assets(1) / Total assets (%)	0.76	0.47	0.51	0.08	1.20
Tangible common equity/Tangible assets (%)	8.01	9.11	8.96	7.37	10.63
Tier 1 Leverage Ratio (%)	9.02(2)	10.18	9.94	8.33	11.65
Total RBC Ratio (%)	14.06(2)	14.85	14.99	12.59	19.73
CRE / Total RBC Ratio (%)	251.1(2)	243.1	249.7	135.6	389.9
MRQ Return on average assets (%)	1.41	1.19	1.22	0.67	2.22
MRQ Return on average equity (%)	16.99	11.53	12.69	7.29	28.68
MRQ Net interest margin (%)	3.59	3.31	3.36	2.79	3.97
MRQ Efficiency ratio (%)	53.0	57.6	60.9	51.6	74.3
MRQ Cost of Deposits (%)	0.39²	0.30	0.33	0.05	0.71
Price/Tangible book value (%)	118	117	124	101	207
Price/LTM EPS (x)	10.9	12.5	12.3	6.1	17.6
Current Dividend Yield (%)	0.9	2.4	1.9	0.0	3.8
Market value ($mm)	56	144	150	71	242

(1)
Nonperforming assets defined as nonaccrual loans and leases, renegotiated loans and leases, and real estate owned

(2)
Represents bank-level data

Piper Sandler used publicly available information to perform a similar analysis for United by comparing selected financial information for United with a group of financial institutions selected by Piper Sandler. The United peer group included major exchange traded banks and thrifts headquartered in the Southeast with total assets between $10 billion and $30 billion, but excluded targets of announced merger transactions. The United Peer Group consisted of the following companies:
Ameris Bancorp Atlantic Union Bankshares Corporation BancorpSouth Bank Bank OZK FB Financial Corporation Home Bancshares, Inc. Renasant Corporation	ServisFirst Bancshares, Inc. Simmons First National Corporation TowneBank Trustmark Corporation United Bankshares, Inc. WesBanco, Inc.
The analysis compared publicly available financial information for United with corresponding data for the United Peer Group as of or for the period ended March 31, 2021 with pricing data as of May 25, 2021. The table below sets forth the data for United and the median, mean, low and high data for the United Peer Group.

United Comparable Company Analysis
	United	United Peer Group Median	United Peer Group Mean	United Peer Group Low	United Peer Group High
Total assets ($M)	18,557	17,240	19,323	11,936	27,277
Loans / Deposits (%)	73.0	80.4	78.7	67.0	87.8
LLR / Gross Loans (%)	1.07	1.43	1.44	0.99	2.25
Non-performing assets(1) / Total assets (%)	0.53	0.40	0.38	0.13	0.71
Tangible common equity/Tangible assets (%)	8.52	8.62	9.06	7.04	13.94
Tier 1 Leverage Ratio (%)	9.39	9.49	9.89	8.25	13.98
Total RBC Ratio (%)	14.92	15.27	15.53	12.48	18.76
CRE / Total RBC Ratio (%)	198.9	228.0	235.7	195.1	314.6
MRQ Return on average assets (%)	1.64	1.69	1.70	1.14	2.41
MRQ Return on average equity (%)	14.56	11.81	13.13	8.26	20.24
MRQ Net interest margin (%)	3.17	3.16	3.26	2.77	3.97
MRQ Efficiency ratio (%)	52.1	54.4	52.2	27.7	72.7
MRQ Cost of Deposits (%)	0.14	0.27	0.26	0.13	0.46
Price/Tangible book value (%)	186	182	202	144	359
Price/LTM EPS (x)	14.3	14.3	14.0	10.1	19.6
Price/2021 Est. EPS (x)	12.3	13.7	13.3	10.5	18.7
Price/2022 Est. EPS (x)	14.0	15.2	14.9	10.6	18.9
Current Dividend Yield (%)	2.2	2.3	2.2	1.0	3.3
Market value ($mm)	2,879	3,126	3,290	1,935	5,340

(1)
Nonperforming assets defined as nonaccrual loans and leases, renegotiated loans and leases, and real estate owned

Analysis of Precedent Transactions
Piper Sandler reviewed two groups of merger and acquisition transactions, including a regional and nationwide group. The regional group consisted of bank and thrift transactions announced from October 1, 2020 through May 25, 2021 with targets headquartered in the Southeast and Mid-Atlantic regions with total assets between $250M and $1B at announcement, but excluded transactions with nondisclosed deal value and transactions with private investors (the “Regional Precedent Transactions”). The nationwide group consisted of nationwide bank and thrift transactions announced from October 1, 2020 through May 25, 2021 with targets with total assets between $250M and $1B at announcement, but excluded transactions with nondisclosed deal values and transactions with private investors (the “Nationwide Precedent Transactions”).
The Regional Precedent Transactions group was composed of the following transactions:
Acquiror	Target
Colony Bankcorp Inc.	SouthCrest Financial Group, Inc.
SmartFinancial Inc.	Sevier County Bancshares, Inc.
Seacoast Banking Corporation of Florida	Legacy Bank of Florida
Shore Bancshares Inc.	Severn Bancorp, Inc.
Fidelity D & D Bancorp Inc.	Landmark Bancorp, Inc.
First National Corporation	Bank of Fincastle
BancorpSouth Bank	FNS Bancshares, Inc.
LINKBANCORP Inc.	GNB Financial Services, Inc.
Virginia National Bankshares Corporation	Fauquier Bankshares, Inc.

The Nationwide Precedent Transactions group was composed of the following transactions:
Acquiror	Target
Equity Bancshares, Inc.	American State Bancshares, Inc.
Farmers & Merchants Bancorp, Inc.	Perpetual Federal Savings Bank
Southern California Bancorp	Bank of Santa Clarita
Colony Bankcorp, Inc.	SouthCrest Financial Group, Inc.
Bank of Marin Bancorp	American River Bankshares
SmartFinancial, Inc.	Sevier County Bancshares, Inc.
Seacoast Banking Corporation of Florida	Legacy Bank of Florida
Shore Bancshares, Inc.	Severn Bancorp, Inc.
Fidelity D & D Bancorp, Inc.	Landmark Bancorp, Inc.
First National Corporation	Bank of Fincastle
BancorpSouth Bank	FNS Bancshares, Inc.
LINKBANCORP, Inc.	GNB Financial Services, Inc.
BancorpSouth Bank	National United Bancshares, Inc.
Virginia National Bankshares Corporation	Fauquier Bankshares, Inc.
Using the latest publicly available information prior to the announcement of the relevant transaction, Piper Sandler reviewed the following transaction metrics: deal value, transaction price to last-twelve-months earnings per share, transaction price to tangible book value per share, core deposit premium, and 1-day market premium. Piper Sandler compared the indicated transaction metrics for the merger (for both 100% and 70% stock consideration) to the median, mean, low and high metrics of the Regional Precedent Transactions group as well as to the median, mean, low and high metrics of the Nationwide Precedent Transactions group.
	United /Aquesta		Regional Precedent Transactions
	100.0% Stock	70.0% Stock	Median	Mean	Low	High
Deal Value ($M)	133.5	134.0	62.6	75.9	31.6	146.0
Transaction Price / LTM Earnings Per Share (x)	17.8	17.9	18.1	18.3	10.1	32.6
Transaction Price / Tangible Book Value Per Share (%)	194	194	131	132	85	187
Tangible Book Value Premium to Core Deposits (%)	12.3	12.4	4.4	5.3	0.7	16.2
1-Day Market Premium (%)	63.6	64.3	29.3	21.5	(43.1)	63.9
	United /Aquesta		Nationwide Precedent Transactions
	100.0% Stock	70.0% Stock	Median	Mean	Low	High
Deal Value ($M)	133.5	134.0	80.5	83.5	31.6	146.0
Transaction Price / LTM EarningsPer Share (x)	17.8	17.9	18.4	18.4	10.1	32.6
Transaction Price / Tangible Book Value Per Share (%)	194	194	133	136	85	187
Tangible Book Value Premiumto Core Deposits (%)	12.3	12.4	4.8	6.0	0.7	16.2
1-Day Market Premium (%)	63.6	64.3	35.1	23.9	(43.1)	63.9
Net Present Value Analyses
Piper Sandler performed an analysis that estimated the net present value of Aquesta common stock assuming Aquesta performed in accordance with internal projections for the years ending December 31, 2021 through December 31, 2025, as provided by the senior management of Aquesta. To approximate the terminal value of a share of Aquesta common stock at December 31, 2025, Piper Sandler applied price to earnings multiples ranging from 10.0x to 15.0x and multiples of tangible book value ranging from 100% to

150%. The terminal values were then discounted to present values using different discount rates ranging from 10.0% to 16.0%, which were chosen to reflect different assumptions regarding required rates of return of holders or prospective buyers of Aquesta common stock. As illustrated in the following tables, the analysis indicated an imputed range of values per share of Aquesta common stock of $11.13 to $21.12 when applying multiples of earnings and $9.76 to $18.44 when applying multiples of tangible book value.
Earnings per Share Multiples
Discount Rate	10.0x	11.0x	12.0x	13.0x	14.0x	15.0x
10.0%	$14.26	$15.63	$17.01	$18.38	$19.75	$21.12
11.0%	13.67	14.99	16.30	17.62	18.93	20.24
12.0%	13.11	14.37	15.63	16.89	18.15	19.41
12.5%	12.58	13.79	14.99	16.20	17.41	18.62
14.0%	12.07	13.23	14.39	15.55	16.70	17.86
15.0%	11.59	12.70	13.81	14.92	16.03	17.15
16.0%	11.13	12.20	13.26	14.33	15.40	16.46
Tangible Book Value per Share Multiples
Discount Rate	100%	110%	120%	130%	140%	150%
10.0%	$12.49	$13.68	$14.87	$16.06	$17.25	$18.44
11.0%	11.97	13.11	14.25	15.39	16.54	17.68
12.0%	11.48	12.58	13.67	14.76	15.86	16.95
13.0%	11.02	12.07	13.11	14.16	15.21	16.26
14.0%	10.58	11.58	12.59	13.59	14.60	15.60
15.0%	10.16	11.12	12.08	13.05	14.01	14.98
16.0%	9.76	10.68	11.61	12.53	13.46	14.38
Piper Sandler also considered and discussed with the Aquesta’s board of directors how this analysis would be affected by changes in the underlying assumptions, including variations with respect to earnings. To illustrate this impact, Piper Sandler performed a similar analysis, assuming Aquesta’s earnings varied from 15.0% above projections to 15.0% below projections. This analysis resulted in the following range of per share values for Aquesta’s common stock, applying the price to earnings multiples range of 10.0x to 15.0x referred to above and a discount rate of 13.16%.
Earnings per Share Multiples
Annual Estimate Variance	10.0x	11.0x	12.0x	13.0x	14.0x	15.0x
(15.0%)	$10.70	$11.72	$12.74	$13.76	$14.77	$15.79
(10.0%)	11.30	12.38	13.46	14.54	15.61	16.69
(5.0%)	11.90	13.04	14.18	15.31	16.45	17.59
0.0%	12.50	13.70	14.89	16.09	17.29	18.49
5.0%	13.10	14.36	15.61	16.87	18.13	19.39
10.0%	13.70	15.01	16.33	17.65	18.97	20.29
15.0%	14.30	15.67	17.05	18.43	19.81	21.19
Piper Sandler also performed an analysis that estimated the net present value per share of United common stock, assuming United performed in accordance with publicly available mean analyst earnings per share estimates for United for the years ending December 31, 2021 and December 31, 2022 and mean analyst net income estimates for United for the year ending December 31, 2023, as well as estimated long-term annual earnings per share growth rates for the years ending December 31, 2024 and December 31, 2025 and estimated dividends per share for United for the years ending December 31, 2021 through December 31,

2025, as provided by the senior management of United. To approximate the terminal value of a share of United common stock at December 31, 2025, Piper Sandler applied price to earnings multiples ranging from 13.0x to 18.0x and multiples of tangible book value ranging from 170% to 220%. The terminal values were then discounted to present values using different discount rates ranging from 7.0% to 13.0%, which were chosen to reflect different assumptions regarding required rates of return of holders or prospective buyers of United common stock. As illustrated in the following tables, the analysis indicated an imputed range of values per share of United common stock of $22.13 to $38.05 when applying multiples of earnings and $27.60 to $44.94 when applying multiples of tangible book value.
Earnings per Share Multiples
Discount Rate	13.0x	14.0x	15.0x	16.0x	17.0x	18.0x
7.0%	$28.32	$30.27	$32.21	$34.16	$36.11	$38.05
8.0%	27.15	29.01	30.87	32.74	34.60	36.46
9.0%	26.04	27.82	29.61	31.39	33.17	34.95
10.0%	24.99	26.69	28.40	30.11	31.81	33.52
11.0%	23.99	25.62	27.26	28.89	30.53	32.16
12.0%	23.03	24.60	26.17	27.74	29.30	30.87
13.0%	22.13	23.63	25.14	26.64	28.14	29.64
Tangible Book Value per Share Multiples
Discount Rate	170%	180%	190%	200%	210%	220%
7.0%	$35.41	$37.31	$39.22	$41.13	$43.03	$44.94
8.0%	33.93	35.76	37.58	39.40	41.23	43.05
9.0%	32.53	34.28	36.02	37.77	39.51	41.26
10.0%	31.20	32.87	34.55	36.22	37.89	39.56
11.0%	29.94	31.54	33.14	34.74	36.34	37.95
12.0%	28.74	30.28	31.81	33.34	34.88	36.41
13.0%	27.60	29.07	30.54	32.01	33.48	34.96
Piper Sandler also considered and discussed with Aquesta’s board of directors how this analysis would be affected by changes in the underlying assumptions, including variations with respect to earnings. To illustrate this impact, Piper Sandler performed a similar analysis assuming United’s earnings varied from 15.0% above estimates to 15.0% below estimates. This analysis resulted in the following range of per share values for United common stock, applying the price to earnings multiples range of 13.0x to 18.0x referred to above and a discount rate of 9.88%.
Earnings per Share Multiples
Annual Estimate Variance	13.0x	14.0x	15.0x	16.0x	17.0x	18.0x
(15.0%)	$21.76	$23.22	$24.68	$26.14	$27.60	$29.06
(10.0%)	22.88	24.42	25.97	27.51	29.06	30.60
(5.0%)	23.99	25.62	27.25	28.88	30.51	32.14
0.0%	25.11	26.83	28.54	30.26	31.97	33.69
5.0%	26.22	28.03	29.83	31.63	33.43	35.23
10.0%	27.34	29.23	31.12	33.00	34.89	36.78
15.0%	28.46	30.43	32.40	34.38	36.35	38.32
Piper Sandler noted that the net present value analysis is a widely used valuation methodology, but the results of such methodology are highly dependent upon the numerous assumptions that must be made, and the results thereof are not necessarily indicative of actual values or future results.

Pro Forma Transaction Analysis
Piper Sandler analyzed certain potential pro forma effects of the merger on United based on 70% stock consideration and 100% stock consideration, in each case assuming the transaction closes on September 30, 2021. Piper Sandler utilized the following information and assumptions: (a) estimated net income for Aquesta for the years ending December 31, 2021 through December 31, 2025, as provided by the senior management of United; (b) publicly-available mean analyst earnings per share estimates for United for the years ending December 31, 2021 and December 31, 2022 and mean analyst net income estimates for United for the year ending December 31, 2023, as well as estimated long-term annual earnings per share growth rates for the years ending December 31, 2024 and December 31, 2025 and estimated dividends per share for United for the years ending December 31, 2021 through December 31, 2025, as provided by the senior management of United; and (c) certain assumptions relating to transaction expenses, cost savings, purchase accounting adjustments and the establishment of a reserve for CECL accounting standards, as provided by the senior management of United. The analysis indicated that the merger could be accretive to United’s estimated earnings per share (excluding one-time transaction costs and expenses) in both the 70% stock consideration and 100% stock consideration scenarios in the years ending December 31, 2022 through December 31, 2025 and dilutive to United’s estimated tangible book value per share at close.
In connection with this analysis, Piper Sandler considered and discussed with Aquesta’s board of directors how the analysis would be affected by changes in the underlying assumptions, including the impact of final purchase accounting adjustments determined at the closing of the merger, and noted that the actual results achieved by the combined company may vary from projected results and the variations may be material.
Piper Sandler’s Relationship
Piper Sandler is acting as Aquesta’s financial advisor in connection with the merger and will receive a fee for such services in an amount equal to 1.45% of the aggregate purchase price, which fee is contingent upon the closing of the merger. At the time of announcement of the transaction, Piper Sandler’s fee was approximately $1.94 million. Piper Sandler also received a $300,000 fee from Aquesta upon rendering its opinion, which opinion fee will be credited in full towards the advisory fee which will become payable to Piper Sandler upon consummation of the merger. Aquesta has also agreed to indemnify Piper Sandler against certain claims and liabilities arising out of Piper Sandler’s engagement and to reimburse Piper Sandler for certain of its out-of-pocket expenses incurred in connection with Piper Sandler’s engagement.
Piper Sandler did not provide any other investment banking services to Aquesta in the two years preceding the date of its opinion, nor did Piper Sandler provide any investment banking services to United in the two years preceding the date of its opinion. In the ordinary course of Piper Sandler’s business as a broker-dealer, Piper Sandler may purchase securities from and sell securities to Aquesta, United and their respective affiliates. Piper Sandler may also actively trade the equity and debt securities of Aquesta, United and their respective affiliates for Piper Sandler’s account and for the accounts of Piper Sandler’s customers.
Interests of Aquesta’s Directors and Executive Officers in the Merger
In the merger, the directors and executive officers of Aquesta will receive the same merger consideration for their Aquesta shares as the other Aquesta stockholders. In considering the recommendation of the Aquesta board of directors that you vote to approve the merger agreement, you should be aware that some of the executive officers and directors of Aquesta may have interests in the merger and may have arrangements, as described below, that may be considered to be different from, or in addition to, those of Aquesta stockholders generally. The Aquesta board of directors was aware of these interests and considered them, among other matters, in reaching its decision to adopt and approve the merger agreement and to recommend that Aquesta stockholders vote in favor of approving the merger agreement. See “The Merger — Background of the Merger” and “The Merger — Aquesta’s Reasons for the Merger; Recommendation of the Aquesta Board of Directors.” Aquesta’s stockholders should take these interests into account in deciding whether to vote “FOR” the merger proposal. These interests are described in more detail below, and certain of them are quantified in the narrative below.

Existing Employment Agreements and Related Change in Control Payments
Aquesta and Aquesta Bank have entered into employment agreements with each of James (Jim) C. Engel (President and Chief Executive Officer), Rick Eveson (EVP and Chief Operations and Compliance Officer), Tim Beck (EVP and Chief Credit Officer), Greg Dickinson (EVP and South Carolina Market President), Kristin Couch (EVP and Chief Financial Officer), Jeff Brinkman (EVP and NC/Charlotte Market President), Chris Bacola (SVP and Lake Norman Market Executive), Jeanne Jordan (EVP and Head of Consumer Banking), and Kristen Maxwell (EVP and Human Resources Director). The employment agreements, which are double-trigger arrangements, entitle the applicable officer to certain cash change-in-control benefits upon (i) the closing of a change in control (which would include the merger) followed by (ii) a qualifying termination event within, in the case of Mr. Engel, 24 months following the change in control, and, in the case of all other officers, 12 months following the change in control. A qualifying termination event triggering payment obligations would include a termination of the officer’s employment by Aquesta Bank without cause or by the officer for certain specified reasons, customarily referred to as a “good reason” termination. A “good reason” termination by the officer could include the occurrence of such events as: the officer being assigned any duties and/or responsibilities that are materially inconsistent with such officer’s current position, duties, responsibilities, or status at the time of the merger; a material reduction in the officer’s annual base salary; or the officer being transferred to a location more than 25-miles from such officer’s current work location.
In addition to the cash change in control benefits, Mr. Engel’s employment agreement also provides that Mr. Engel would be entitled to an additional payment for any excise taxes that he owed under Sections 280G and 4999 of the Code (related to excess parachute payments under Section 280G of the Code), which we refer to as the gross-up. If triggered, the gross-up would be an amount equal to the applicable excise taxes owed by Mr. Engel plus an additional amount necessary to provide the excise taxes net of all income, payroll and excise taxes on such amounts. Mr. Engel is not expected to receive any excess parachute payments (as defined in Code Section 280G) in connection with the merger, so the gross-up provision in Mr. Engel’s employment agreement is not expected to trigger a payment.
Assuming the merger closes during the 2021 fiscal year and the applicable officer’s employment is terminated immediately following the merger closing due to a qualifying termination event, lump sum cash payments in the following approximate amounts would be due and payable to each officer: Mr. Engel — $1,157,416; Mr. Eveson — $264,307; Mr. Beck — $234,814; Mr. Dickinson — $189,025; Ms. Couch — $214,111; Mr. Brinkman — $169,711; Mr. Bacola — $176,970; Ms. Jordan — $134,098; and Ms. Maxwell — $120,093.
Settlement Waiver and Release Agreements
Each of Messrs. Engel, Eveson, Beck, Dickinson, Brinkman and Bacola and Mses. Couch, Jordan and Maxwell are expected to enter into a settlement and release agreement, which we refer to as the settlement agreements, with Aquesta and Aquesta Bank. The purpose of these agreements is to provide cash compensation to these officers in full and complete satisfaction of the obligations to these applicable officers under their existing employment agreements with Aquesta and Aquesta Bank summarized above. An estimate of the amounts that would be payable in connection with the merger to each applicable officer pursuant to the settlement agreements is provided immediately above. In exchange for the payments under the settlement agreements, the applicable officers will release and discharge Aquesta and Aquesta Bank as well as United from any and all claims, demands, and liabilities that they have ever had or may have against Aquesta and United or Aquesta’s or United’s officers, directors, or employees, both known and unknown, including, but not limited to, any and all claims, demands, and liabilities based on employment or the termination of the employment relationship. These appliable officers will also agree not to file or consent to the filing of any lawsuit, complaint, or action against Aquesta and United, Aquesta’s or United’s officers, directors, or employees arising out of or in any way related to his or her employment or the termination of his or her employment.
Aquesta Bank Supplemental Retirement Plan
Since 2014, Mr. Engel has been a participant in the Aquesta Bank Supplemental Retirement Plan that was established on January 1, 2014, which we refer to as the SERP. The SERP is an unfunded arrangement maintained primarily to provide supplemental retirement benefits for a select group of management or highly compensated employees. Under the SERP, and absent an intervening event such a change in control or an early termination of employment, Mr. Engel is entitled to an annual normal retirement benefit of $200,000, payable in equal monthly installments, commencing with the month immediately following the month in which he reaches his normal retirement age of 67, and continuing for 15 years. Mr. Engel is currently fully vested in the normal retirement benefits payable to him under the SERP.
If a change in control (such as the merger) occurs prior to Mr. Engel attaining the age of 67, then, rather than receiving the normal retirement benefit described above, he is entitled to a lump sum payment equal to the greater of the present value of his normal retirement benefit or $1,000,000, which lump sum payment is payable within 30 days of the change in control. Under the terms of the SERP, the present value of Mr. Engel’s normal retirement benefit is determined by applying a discount rate equal to the then-current interest rate for the 10-year United States Treasury Bonds plus 50 basis points. Assuming such discount rate is 2.13% and assuming the merger were to close on October 1, 2021, Mr. Engel would be entitled to a lump sum cash payment in the approximate amount of $2,311,108. This amount is subject to change as the discount rate will be updated as of the closing of the merger.
Post-Merger Employment Agreement
Concurrent with execution of the merger agreement, United entered into an employment agreement with Mr. Engel, which agreement will become effective immediately upon closing of the merger. Under the employment agreement, Mr. Engel has agreed to be employed following the merger as Chairman of United Community Bank North Carolina for a period commencing on the closing of the merger and continuing until December 31, 2022, which period we refer to as the employment period. Under the employment agreement, Mr. Engel will be paid an annual base salary of $365,000, and he has agreed to certain non-competition and non-solicitation of customers and employees covenants that will extend for a period of 24 calendar months following any termination of his employment with United. As consideration for these restrictive covenants under the employment agreement, Mr. Engel will be paid an aggregate of $375,000 in 12 equal monthly installments, commencing following any termination of his employment with United.
If during the employment period, United terminates Mr. Engel’s employment without cause or Mr. Engel terminates his own employment for good reason (e.g., due to a material diminution in his authority, duties, or responsibilities or change in title or work location that is not remedied by United), Mr. Engel would be entitled to a lump sum cash payment within 30 days of such employment termination equal to the sum of any unpaid base salary that would have been paid through the end of the employment period had such termination not occurred. Subject to certain limitations, Mr. Engel would also be eligible to receive health insurance premium reimbursements for he and his dependents for up to 21 months.
Treatment of Aquesta Equity Awards
The merger agreement provides that outstanding and unvested restricted shares awarded by Aquesta pursuant to its equity plans will fully vest at the closing of the merger and automatically be converted into the right to receive the merger consideration. The merger agreement also provides that stock options and warrants awarded under the Aquesta equity plans also will fully vest and be converted automatically into the right to receive (i) a cash payment from United in an amount equal to the product of (A) the excess, if any, of (1) the product of the 0.6386 exchange ratio multiplied by the average buyer stock price (as defined in the merger agreement and further explained below) over (2) the exercise price of each such stock option or warrant, multiplied by (B) the number of shares of Aquesta common stock subject to the option or warrant, or (ii) a number of options or warrants to acquire United common stock based on the exchange ratio. Under the merger agreement, the “average buyer stock price” means the average of the closing sales prices of United common stock as reported on the Nasdaq Stock Market during the 20 consecutive full trading days ending at the closing of trading on the trading day immediately prior to the last of the following dates to occur: (i) the effective date (including expiration of any applicable waiting period) of the last required consent of any regulatory authority having authority over and approving or exempting the merger and (ii) the date of receipt of Aquesta stockholder approval of the merger agreement. For purposes of the table below, we have assumed that the average buyer stock price would be $31.93, which is the average of the closing sales prices of United common stock as reported on the Nasdaq Stock Market during the 20 consecutive full trading days ending at the closing of trading on July 14, 2021.

The following table sets forth (i) the cash payments to be made to the Aquesta and Aquesta Bank directors and executive officers for the options and warrants held by them (whether vested or unvested) and (ii) the value of the unvested restricted stock that will fully vest at the closing of the merger, in each case based on ownership information as of July 14, 2021. For purposes of the table, we have assumed that each individual elects to have his/her warrants and stock options cashed out at the merger closing, rather than converted into shares of United common stock pursuant to the merger agreement.
Name of Individual	Cash Payment for Options	Cash Payment for Warrants	Value of Unvested Restricted Shares(1)	Total
James R. Borders, Jr.	$749,518	$409,922	—	$1,159,440
Spencer Cohn	—	—	—	—
Paul A. Doughvito	$38,283	—	—	$38,283
Jonathan E. Dressler	$312,280	$146,877	—	$459,157
James C. Engel	$2,314,171	$729,094	$280,243	$3,323,508
J. David Goodrum	$324,817	—	—	$324,817
Ginger Griffin	$650,199	$243,026	—	$893,225
Carol Houle	—	—	—	—
Paul Jaszewski	$212,003	$25,372	—	$237,375
Charles Knox, Jr.	$190,505	$253,144	—	$443,649
Craig M. Larsen	$378,246	$258,264	—	$636,510
Alison J. Smith	—	—	—	—
Non-Director Executive Officers
Tim Beck	$397,391	—	$140,122	$537,513
Jeff Brinkman	—	—	$61,689	$61,689
Kristin Couch	$290,763	—	$104,430	$395,193
Greg Dickinson	—	—	$120,293	$120,293
Rick Eveson	$133,745	—	$137,257	$271,002
Jeanne Jordan	—	—	$92,533	$92,533
Kristen Maxwell	—	—	$103,108	$103,108

(1)
To calculate the value of the unvested restricted shares held by the applicable individuals, we have assumed a value of the United common stock of $34.50, which was average closing market price of a share of the United common stock over the first five business days following the first public announcement of the merger on May 27, 2021. The $34.50 has then been multiplied by the 0.6386 exchange ratio, to arrive at a value for each share of Aquesta common stock for which vesting is accelerated of $22.03.

Indemnification and Insurance
As described under “The Merger Agreement — Covenants and Agreements — Director and Officer Indemnification and Insurance,” for a period of six years after the effective time of the merger, United will indemnify and defend the present and former directors and officers of Aquesta and its subsidiaries against claims pertaining to matters occurring at or prior to the closing of the merger to the fullest extent permitted by law. United also has agreed, for a period of six years after the effective time of the merger, to provide coverage to present and former directors and officers of Aquesta pursuant to Aquesta’s existing directors’ and officers’ liability insurance.
Board of Directors and Management of United Following the Merger
The directors of United immediately prior to the effective time of the merger, together with such additional persons as United may thereafter elect, will be directors of the combined company and will hold office in accordance with United’s bylaws, until the earlier of their resignation or removal or otherwise ceasing to be a director. The officers of United immediately prior to the effective time of the merger, together with such additional persons as United may thereafter elect, will be officers of the combined company and will hold office in accordance with United’s bylaws, until the earlier of their resignation or removal or otherwise ceasing to be an officer. Information regarding the current executive officers and directors of United is contained in documents filed by United with the SEC and incorporated by reference into this proxy statement/prospectus, including United’s Annual Report on Form 10-K for the year ended December 31, 2020 and its Definitive Proxy Statement on Schedule 14A for its 2021 annual meeting, filed with the SEC on March 30, 2021. See “Where You Can Find More Information.”
Public Trading Markets
The United common stock is listed for trading on NASDAQ under the symbol “UCBI,” and the Aquesta common stock is quoted on the OTC Pink Open Market under the symbol “AQFH.” Upon completion of the merger, the Aquesta common stock will no longer be quoted on the OTC Pink Open Market. Following the merger, shares of United common stock will continue to be traded on NASDAQ.
Under the merger agreement, United will cause the shares of United common stock to be issued or reserved for issuance in the merger, including with respect to Aquesta preferred stock and Aquesta restricted stock awards, options and warrants, to be approved for listing on NASDAQ, subject to notice of issuance, and the merger agreement provides that neither United nor Aquesta will be required to complete the merger if such shares are not authorized for listing on NASDAQ.
Dissenters’ Rights in the Merger
Under the Nevada dissenters’ rights statutes (NRS 92A.300 through NRS 92A.500, inclusive), any stockholder who does not vote (and who does not cause or permit the stockholder’s shares to be voted) in favor of the merger proposal will have the right to dissent from the merger and, in lieu of receiving the merger consideration, obtain payment of the fair value (as defined in NRS 92A.320) of the stockholder’s shares, but only if (1) the stockholder delivers to Aquesta, before the vote on the merger proposal is taken at the Aquesta annual meeting, written notice of the stockholder’s intent to demand payment for the stockholder’s shares if the merger is effectuated, and (2) the stockholder complies with all other applicable requirements under the dissenter’s rights statutes, which are reproduced in their entirety in Annex C to this proxy statement/prospectus. If Aquesta and a former stockholder that remains entitled to and properly asserts dissenters’ rights cannot agree on the fair value, Aquesta must then commence a proceeding in Nevada state district court to determine the fair value, which may be more than, equal to, or less than the merger consideration.
The dissenters’ rights statutes prescribe the procedures stockholders must follow, and the other requirements and conditions stockholders must satisfy, in order to preserve and exercise their right to dissent and demand payment of fair value. The discussion of the provisions set forth in this section is not a complete summary and is qualified in its entirety by reference to the text of the dissenters’ rights statutes, a copy of which is attached as Annex C to this proxy statement/prospectus and is incorporated by reference herein. To the extent there is any inconsistency between the summary of Nevada law regarding dissenter’s rights in this proxy statement/prospectus and the dissenters’ rights statutes, the text of the dissenters’ rights statutes shall govern. Stockholders intending to exercise dissenters’ rights should carefully review Annex C to this proxy statement/prospectus and strictly adhere to the dissenter’s rights statutes. Failure to follow any of the statutory procedures precisely may result in a termination or waiver of these rights. A summary of the principal steps to be taken is set forth below for any stockholders intending to be deemed a dissenting stockholder and be entitled to exercise dissenters’ rights. All references in this summary to a “stockholder” are to a record holder of Aquesta common stock or Aquesta preferred stock. The following discussion is a general summary of the dissenter’s rights statutes:
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When a corporate action subject to dissenters’ rights is submitted to a vote at a stockholders’ meeting, the corporation must provide notice of dissenters’ rights in the notice of meeting and proxy materials, along with a copy of the dissenters’ rights statutes (NRS 92A.300 through NRS 92A.500, inclusive). A corporation only needs to notify stockholders of record who are entitled to dissenters’ rights, not all beneficial owners.

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If the corporate action is submitted to a vote at a stockholders’ meeting, a stockholder wishing to dissent must (1) deliver written notice, before the vote is taken, of the stockholder’s intent to demand payment for the stockholder’s shares under the dissenters’ rights statutes if the proposed action is carried out, and (2) not vote (or cause or permit to be voted) any of the stockholder’s shares in favor of the proposed action. A stockholder who is entitled to dissent and obtain payment pursuant to the dissenter’s rights statutes must not challenge the corporate action creating the entitlement unless the action is unlawful or constitutes or is the result of actual fraud against the stockholder or the corporation.

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If the corporation receives requisite stockholder approval for the proposed action and the corporate action is effectuated, the corporation must then deliver a written dissenters’ notice to all stockholders of record who then remain entitled to assert their dissenters’ rights within 10 days of the effective date of the corporate action. The dissenters’ notice must:

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State where the demand for payment must be sent and where and when share certificates, if any, must be deposited;

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Inform the holders of shares not represented by certificates the extent to which the transfer of the shares will be restricted after the corporation receives the demand for payment;

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Supply a form for demanding payment that includes the date of the first announcement to the news media or to the stockholders of the terms of the proposed action and requires that the person asserting dissenters’ rights certify whether or not they acquired beneficial ownership of the shares before that date;

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Set a date by which the corporation must receive the demand for payment, which must be no earlier than 30 days nor later than 60 days after the date the notice is delivered;

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State that the stockholder shall be deemed to have waived the right to demand payment with respect to the shares unless the form is received by the corporation by the specified date; and

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Be accompanied by a copy of the dissenters’ rights statutes.

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A stockholder who receives a dissenters’ notice and who wishes to demand payment of fair value (as defined in NRS 92A.320) must then:

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Demand payment;

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Certify that the stockholder was the beneficial owner prior to the date specified in the dissenters’ notice; and

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Deposit the stockholder’s certificates, if any, in accordance with the terms of the notice.

Alternatively, a stockholder may nevertheless decline to exercise dissenters’ rights and withdraw from the appraisal process by notifying the corporation in writing by the date specified in the dissenter’s notice. After this date, the dissenter may withdraw only with the written consent of the corporation.
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Once a dissenting stockholder deposits the stockholder’s certificates (or, in the case of uncertified shares, makes a demand for payment), the stockholder loses all rights as a stockholder, unless they later withdraw from the appraisal process.

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Within 30 days of receiving demand for payment, the corporation must pay the dissenter an amount the corporation estimates to be the fair value of the dissenter’s shares, plus accrued interest. This payment must be accompanied by:

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The corporation’s balance sheet as of the end of a fiscal year ending not more than 16 months before the date of payment, a statement of income for that year, a statement of changes in the stockholders’ equity for that year or, where such financial statements are not reasonably available, then such reasonably equivalent financial information and the latest available quarterly financial statements, if not reasonably available, then such reasonably equivalent financial information and the latest available quarterly financial statements, if any;

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A statement of the corporation’s estimate of the fair value of the shares; and

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A statement of the dissenter’s rights to contest the corporation’s estimate of fair value.

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If a dissenting stockholder wishes to contest the corporation’s estimate of fair value, the dissenter must notify the corporation in writing within 30 days of receiving the corporation’s initial payment. The dissenter must provide the dissenter’s own estimate of fair value plus interest and demand that the corporation pay the difference between this estimate and the corporation’s estimate.

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The corporation must either pay the additional amount or commence judicial proceedings in Nevada state district court within 60 days of receiving the demand and petition the court to determine the fair value of the shares and accrued interest. The costs of the judicial proceeding, including the reasonable compensation and expenses of court-appointed appraisers, shall be assessed against the corporation, except that the court may assess costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters acted arbitrarily, vexatiously or not in good faith in demanding payment. The court may also assess the fees and expenses of the counsel and experts for the respective parties, in amounts the court finds equitable:

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Against the corporation and in favor of all dissenters if the court finds the subject corporation did not substantially comply with the requirements of the dissenters’ rights statutes; or

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Against either the corporation or a dissenter in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously or not in good faith with respect to the rights provided by the dissenter’s rights statutes.

ANY HOLDER WHO WISHES TO BE DEEMED A DISSENTING STOCKHOLDER AND BE ENTITLED TO EXERCISE DISSENTERS’ RIGHTS, OR WHO WISHES TO PRESERVE SUCH HOLDER’S RIGHT TO DO SO, SHOULD CAREFULLY REVIEW THE FOREGOING SUMMARY AND ANNEX C BECAUSE FAILURE TO TIMELY AND PROPERLY COMPLY WITH THE PROCEDURES SPECIFIED THEREIN WILL RESULT IN THE LOSS OF DISSENTERS’ RIGHTS. MOREOVER, BECAUSE OF THE COMPLEXITY OF THE PROCEDURES FOR EXERCISING THE RIGHT TO SEEK APPRAISAL OF SHARES, AQUESTA BELIEVES THAT, IF A STOCKHOLDER CONSIDERS EXERCISING SUCH RIGHTS, SUCH STOCKHOLDER SHOULD SEEK THE ADVICE OF SUCH STOCKHOLDER’S LEGAL COUNSEL.
Regulatory Approvals Required for the Merger
Completion of the merger is subject to the receipt of all approvals, consents and waivers required to complete the transactions contemplated by the merger agreement from applicable governmental and regulatory authorities, and the expiration of any applicable statutory waiting periods, in each case, without the imposition of a condition or requirement that would reasonably be expected to have a material adverse effect on the surviving corporation and its subsidiaries, taken as a whole, after giving effect to the merger. Subject to the terms and conditions of the merger agreement, United and Aquesta have agreed to use their reasonable best efforts and cooperate to promptly prepare and file, or cause to be prepare and filed, all necessary documentation, to obtain as promptly as practicable all regulatory approvals necessary or advisable to complete the transactions contemplated by the merger agreement, and to comply with the terms and conditions of all such approvals. United and Aquesta plan to file all necessary applications and notifications to obtain the required regulatory approvals, consents and waivers.
Federal Reserve Board
The transactions contemplated by the merger agreement require approval by the Federal Reserve Board pursuant to Section 3 of the Bank Holding Company Act of 1956, as amended, which we refer to as the BHC Act, unless the Federal Reserve Board waives that requirement. United intends to request a waiver of this prior approval requirement using procedures outlined in applicable regulations. If a waiver is not received, the Federal Reserve Board takes into consideration a number of factors when acting on applications under Section 3 of the BHC Act (12 U.S.C. § 1842(c)) and Section 225.13 of Regulation Y (12 C.F.R. § 225.13). These factors include the financial condition of the holding companies and banks involved and the future prospects of the combined organization (including consideration of the current and projected capital positions and the levels of indebtedness) and the managerial resources (including the competence, experience, and integrity of the officers, directors, and principal shareholders, as well as their record of compliance with laws and regulations). The Federal Reserve Board also considers the effectiveness of the applicant in combatting money laundering, the convenience and needs of the communities to be served, as well as the extent to which the proposal would result in greater or more concentrated risks to the stability of the U.S. banking or financial system. The Federal Reserve Board may not approve a proposal that would have significant adverse effects on competition or on the concentration of resources in any banking market.
Federal Deposit Insurance Corporation
The prior approval of the FDIC will be required under the Bank Merger Act to merge Aquesta Bank with and into United Community Bank. In evaluating an application filed under the Bank Merger Act, the FDIC generally considers: (1) the competitive impact of the transaction, (2) financial and managerial resources of the banks party to the bank merger, (3) the convenience and needs of the community to be served and the record of the banks under the Community Reinvestment Act, which we refer to as the CRA, including their CRA ratings, (4) the banks’ effectiveness in combating money-laundering activities, and (5) the extent to which the bank merger would result in greater or more concentrated risks to the stability of the U.S. banking or financial system.
South Carolina Board of Financial Institutions
To complete the bank merger, United Community Bank is required to submit an application to, and receive approval from, the SCBFI. The SCBFI will review the application to determine whether the bank merger complies with South Carolina law. The criteria considered by the SCBFI are similar to those considered by the FDIC.
Office of the North Carolina Commissioner of Banks
Because Aquesta Bank is a North Carolina state-chartered bank, it is required to deliver a copy of the Bank Merger Act application submitted to the FDIC to the NCCOB for approval of the bank merger. The criteria considered by the NCCOB are similar to those considered by the FDIC and the SCBFI.
Public Notice and Comments
Furthermore, the BHC Act, the Bank Merger Act, the SCBFI, the NCCOB and applicable regulations require published notice of, and the opportunity for public comment on these applications, and authorize the Federal Reserve Board and the FDIC to hold a public hearing or meeting if either agency determines that a hearing or meeting would be appropriate. The Federal Reserve Board, the FDIC, the SCBFI and the NCCOB take into account the views of third party commenters, particularly on the subject of the merging parties’ CRA performance and record of service to their respective communities, and any hearing, meeting or comments provided by third parties could prolong the period during which the applications are under review by these agencies.
Waiting Periods
Transactions approved under Section 3 of the BHC Act or the Bank Merger Act generally may not be completed until 30 days after the approval of the applicable federal agency is received, during which time the Department of Justice, which we refer to as the DOJ, may challenge the transaction on antitrust grounds. With the approval of the applicable federal agency and the concurrence of the DOJ, the waiting period may be reduced to no less than 15 days. The commencement of an antitrust action would stay the effectiveness of such an approval unless a court specifically ordered otherwise. In reviewing the merger, the DOJ could analyze the merger’s effect on competition differently than the Federal Reserve Board or the FDIC, and thus it is possible that the DOJ could reach a different conclusion than the Federal Reserve Board or the FDIC regarding the merger’s effects on competition. A determination by the DOJ not to object to the merger may not prevent the filing of antitrust actions by private persons or state attorneys general. There can be no assurance if and when DOJ clearance will be obtained, or as to the conditions or limitations that such DOJ approval may contain or impose.

Additional Regulatory Approvals and Notices
Notifications and/or applications requesting approval may be submitted to various other federal and state regulatory authorities and self-regulatory organizations, including certain state insurance departments.
Based on information available to us as of the date hereof, United and Aquesta believe that the merger does not raise substantial antitrust or other significant regulatory concerns and that United and Aquesta will be able to obtain all requisite regulatory approvals. However, neither United nor Aquesta can assure you that all of the regulatory approvals described above will be obtained and, if obtained, we cannot assure you as to the timing of any such approvals, United’s ability to obtain the approvals on satisfactory terms, or the absence of any litigation challenging such approvals. In addition, there can be no assurance that such approvals will not impose conditions or requirements that would reasonably be expected to have a material adverse effect on the financial condition, results of operations, assets, or business of the surviving corporation and its subsidiaries, taken as a whole, after giving effect to the merger. There can likewise be no assurances that U.S. federal or state regulatory authorities will not attempt to challenge the merger on antitrust grounds or for other reasons, or if such a challenge is made, as to the result of such challenge.
Neither United nor Aquesta is aware of any material governmental approvals or actions that are required for completion of the merger other than those described above. It is presently contemplated that if any such additional governmental approvals or actions are required, those approvals or actions will be sought. There can be no assurance, however, that any additional approvals or actions will be obtained.
The processing time for obtaining regulatory approvals for bank mergers, particularly for larger institutions, has increased since the financial crisis. Specifically, the Dodd-Frank Act requires bank regulators to consider financial stability concerns when evaluating a proposed bank merger. If there is an adverse development in either party’s regulatory standing, United may be required to withdraw some or all of the applications for approval of the proposed mergers and, if possible, resubmit it after the applicable supervisory concerns have been resolved.

THE MERGER AGREEMENT
The following describes certain aspects of the merger, including certain material provisions of the merger agreement. The following description of the merger agreement is subject to, and qualified in its entirety by reference to, the merger agreement, which is attached to this proxy statement/prospectus as Annex A and is incorporated by reference into this proxy statement/prospectus. We urge you to read the merger agreement carefully and in its entirety, as it is the legal document governing the merger.
Explanatory Note Regarding the Merger Agreement
The merger agreement is included to provide you with information regarding its terms. Neither the merger agreement nor the summary of its material terms included in this section is intended to provide any factual information about United or Aquesta. Factual disclosures about United and Aquesta contained in this proxy statement/prospectus and/or in the public reports of United filed with the SEC (as described in the section entitled “Where You Can Find More Information” beginning on page 102) may supplement, update or modify the disclosures about United contained in the merger agreement. The merger agreement contains representations and warranties and covenants of the parties customary for transactions of this nature. The representations and warranties contained in the merger agreement were made only for purposes of the merger agreement as of the specific dates therein; were made solely for the benefit of the parties to the merger agreement; may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the merger agreement instead of establishing these matters as facts; and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors are not third-party beneficiaries under the merger agreement and should not rely on the representations and warranties or any descriptions thereof as characterizations of the actual state of facts or condition of the parties thereto or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of representations and warranties may change after the date of the merger agreement, which subsequent information may or may not be fully reflected in United’s public disclosures. Accordingly, the representations and warranties in the merger agreement should not be relied on by any person as characterizations of the actual state of facts about United or Aquesta at the time they were made or otherwise.
Structure of the Merger
Each of the United board of directors and the Aquesta board of directors has approved the merger agreement. The merger agreement provides for the merger of Aquesta with and into United, with United continuing as the surviving corporation. Immediately following the completion of the merger, Aquesta Bank, a North Carolina state-chartered bank corporation and wholly-owned subsidiary of Aquesta, will merge with and into United Community Bank, a South Carolina state-chartered bank and wholly-owned subsidiary of United, with United Community Bank continuing as the surviving entity.
Governing Documents; Directors and Officers; Governance Matters
At the effective time, the United articles of incorporation and bylaws in effect immediately prior to the effective time will be the articles of incorporation and bylaws of the surviving corporation until thereafter amended in accordance with applicable law, and the directors and officers of United as of immediately prior to the effective time will continue to serve as the directors and officers of the surviving entity from and after the effective time.
Conversion of Aquesta Common Stock
The merger agreement provides that, at the effective time of the merger, each share of Aquesta common stock issued and outstanding immediately prior to the effective time (including shares of Aquesta common stock converted from shares of Aquesta common stock immediately prior to the effective time at a rate of 100 shares of Aquesta common stock for each share of Aquesta preferred stock) will be converted into the right to receive either (i) $21.50 in cash; or (ii) 0.6386 shares of United common stock.

United will not issue any fractional shares of United common stock in the merger. Instead, an Aquesta stockholder who otherwise would have received a fraction of a share of United common stock will receive an amount in cash (rounded to the nearest whole cent) determined by multiplying (1) the volume weighted average closing price of United common stock for the 20 full trading days ending on the trading day preceding the closing date of the merger by (2) the fraction of a share (rounded up to the nearest cent) of United common stock which such holder would otherwise be entitled to receive.
Conversion of Aquesta Preferred Stock
Each share of Aquesta preferred stock issued and outstanding immediately prior to the effective time of the merger will automatically convert into 100 shares of Aquesta common stock immediately prior to the effective time. At the effective time, such converted shares will be treated as shares of Aquesta common stock under the merger agreement, including with respect to payment of the merger consideration and the stockholder election rights provided under the merger agreement and described below.
Merger Consideration
Under the merger agreement, Aquesta stockholders may elect to receive one of the following forms of payment of merger consideration in exchange for their shares of Aquesta common stock (subject to the limitations and adjustments discussed below):
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$21.50 in cash for each share of Aquesta common stock held — the cash consideration;

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0.6386 shares of United common stock for each share of Aquesta common stock held — the stock consideration; or

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A combination of cash consideration and stock consideration for all shares of Aquesta common stock held in such proportions as requested by the stockholder — the mixed consideration.

The merger agreement provides that United will issue shares of United common stock for at least 70% of the shares of Aquesta common stock outstanding on the effective date of the merger and pay cash for no more than 30% of the Aquesta common stock outstanding. Aquesta stockholders are entitled to elect to receive the cash consideration, the stock consideration, or the mixed consideration, in whole share increments, with respect to the holders’ shares of Aquesta common stock. In other words, by promptly completing and timely delivering the election form, you can elect to receive cash for your shares of Aquesta common stock. As discussed below, however, you may not receive the type of merger consideration you elect and, if you do not make an election, you will be allocated either the stock consideration or the cash consideration in accordance with the allocation procedures of the merger agreement..
If stockholders of Aquesta in the aggregate elect the form of consideration so that either cash would be paid as merger consideration for more than 30% of the outstanding shares of Aquesta common stock or shares of United common stock would be issued as merger consideration for less than 70% of the outstanding non-dissenting shares of Aquesta common stock, the merger agreement provides a method to reallocate cash or stock so that the merger consideration will not exceed either threshold. For a description of the reallocation method, see “— Exchange and Payment Procedures.” Accordingly, you may receive less cash and more shares, or more cash and less shares than you elect. Either of these events is likely to result in different tax consequences from those that would have resulted had you received the exact form of merger consideration you elected.
Neither Aquesta nor United (or their respective board of directors and financial advisors) make any recommendations as to whether you should choose the cash consideration, the stock consideration, or mixed consideration for your shares of Aquesta common stock. Aquesta stockholders should consult with their own financial and tax advisors about this decision.
Shares of United common stock are listed for trading on NASDAQ under the symbol “UCBI.” On May 26, 2021, which was the last trading day before the announcement of the merger, the price of a share of United common stock closed at $33.79 per share, and on August 4, 2021, the latest practicable date before mailing out this proxy statement/prospectus, the price of a share of United common stock closed at $28.65 per share. You should be aware that the market value of shares of United common stock will fluctuate, and neither United nor Aquesta can give you any assurance as to what the price of shares of United common stock will be when the merger becomes effective. We urge you to obtain information on the market value of shares of United common stock that is more recent than that provided in this proxy statement/prospectus. See “Comparative Market Prices and Dividends” on page 100.
Exchange and Payment Procedures
Exchange of Certificates
Within ten business days of the mailing of this proxy statement/prospectus, an election form will be mailed to each holder of record of Aquesta common stock and Aquesta preferred stock for the Aquesta annual meeting. Under the merger agreement, Aquesta stockholders are required to make an election regarding the merger consideration no later than 5:00 p.m. local time on the day the merger becomes effective, which we refer to as the election deadline. United will make available one or more election forms as may be reasonably requested from time to time by all persons who become holders of record of Aquesta shares during the period following the record date and prior to the effective time of the merger. If you hold your Aquesta stock through a bank, broker or other nominee, you should follow the instructions provided by such bank, broker or other nominee to ensure that your election instructions are timely returned. If an Aquesta stockholder does not make an election by the election deadline, Aquesta has the discretion to choose the consideration such stockholder will receive.
Aquesta stockholders SHOULD NOT send in any stock certificates now. Unless a different timing is agreed to by United and Aquesta, no later than two business days after the effective time of the merger, United will mail, or cause to be mailed, separate written instructions for use in effecting the surrender and cancellation of those certificates in exchange for cash and/or United common stock, which will be issued in uncertificated “book entry” form. After the effective time, following the receipt of an election form, transmittal materials and instructions from United’s exchange agent, each holder of shares of Aquesta stock issued and outstanding at the effective time must surrender to the exchange agent the certificate or certificates representing their shares to United together with duly executed election form and transmittal materials. Risk of loss and title to the certificates will remain with the holder until proper delivery of such certificates to United or its exchange agent by former Aquesta stockholders. Aquesta stockholders should not surrender their certificates for exchange until they receive the election form, transmittal materials, and instructions from United.
Within five business days after the election deadline, United shall cause the exchange agent to effect the allocation among Aquesta stockholders of the type of merger consideration to which they are entitled to receive under the merger agreement, together with any undelivered dividends or distributions in respect of such shares (without interest). United will not be obligated to deliver the consideration to which any former holder of Aquesta stock is entitled until the holder surrenders the certificate or certificates representing his or her shares for exchange (or an indemnity satisfactory to United, Aquesta, and the exchange agent, if any certificates are lost, stolen, or destroyed) and until the effective time of the merger. The certificate or certificates so surrendered must be duly endorsed as United may require. Former holders of Aquesta stock will be responsible for all charges and expenses associated with replacing any lost, mutilated, stolen, or destroyed certificates, including any indemnity bond expenses. United will not be liable to a holder of Aquesta stock for any property delivered in good faith to a public official pursuant to any applicable abandoned property law.
If you do not timely submit the election form and transmittal materials along with your certificates of Aquesta stock, United’s exchange agent will mail to you a letter of transmittal with instructions for submitting your Aquesta stock certificate in exchange for the merger consideration. At that time, you will need to carefully review the instructions, complete the materials enclosed with the instructions and return the materials along with your Aquesta stock certificate(s). Whether you will receive United common stock and/or cash will depend on the election of other Aquesta stockholders (See “— Allocation of the Merger Consideration,” below). As soon as reasonably practicable after the election deadline and receipt of the properly completed election form, transmittal materials and your Aquesta stock certificate(s), United’s exchange agent will mail a statement of a book entry of United common stock or a check (or a book entry statement and a check) for the merger consideration. No interest will be paid on any cash payment.

United or its exchange agent will maintain a book entry list of United common stock to which each former Aquesta stockholder is entitled. Certificates evidencing United common stock into which the stockholder’s Aquesta stock has been converted will not be issued. United’s exchange agent will deliver a statement of such book entry and other information as required by law within a reasonable time following the election deadline and the surrender of an Aquesta certificate.
After the effective time of the merger, record holders of certificates that represented outstanding Aquesta stock immediately prior to the effective time of the merger will have no rights with respect to the certificates other than the right to surrender the certificates and receive in exchange the aggregate number of whole shares of United common stock (issued in book entry form) and the cash consideration to which the holder is entitled pursuant to the merger agreement.
Book entry shares representing shares of United common stock will be dated the effective date of the merger and will entitle the holders to dividends, distributions, and all other rights and privileges of a United shareholder from the effective date. Until the certificates representing Aquesta stock are surrendered for exchange, holders of such certificates will not receive the cash and/or stock consideration or dividends or distributions on United common stock into which such shares have been converted. When the certificates are surrendered to the exchange agent, any unpaid dividends or other distributions will be paid without interest. United has the right to withhold dividends or any other distributions on its shares until the Aquesta stock certificates are surrendered for exchange.
In addition, holders of certificates that represented outstanding Aquesta stock immediately prior to the effective time of the merger will be entitled to vote after the effective time of the merger and after allocation of the cash and stock consideration at any meeting of United shareholders the number of whole shares of United common stock into which such shares have been converted, even if such holder has not surrendered such certificates for exchange as set forth above.
United shareholders will not be required to exchange certificates representing their shares of United common stock or otherwise take any action after the merger is completed.
Allocation of the Merger Consideration
The merger agreement limits the aggregate number of shares of Aquesta common stock (for the avoidance of doubt, including the Aquesta preferred stock converted into Aquesta common stock immediately prior to the effective time) which United will exchange for cash to 30% of the total outstanding shares of Aquesta common stock. The merger agreement also provides that United issue shares of United common stock in exchange for at least 70% of the total outstanding non-dissenting shares of Aquesta common stock.
If the cash consideration elected by Aquesta stockholders in the aggregate exceeds 30% of the total outstanding shares of Aquesta common stock, then stockholders choosing stock consideration and stockholders who did not make an election will receive the stock consideration, and each stockholder who chose the cash consideration will receive (i) $21.50 times the product obtained by multiplying the number of shares of Aquesta common stock as to which the stockholder chose the cash election by a fraction, the numerator of which is 30% of the total outstanding shares of Aquesta common stock and the denominator of which is the aggregate number of shares of Aquesta common stock elected by all Aquesta stockholders to be converted into cash, and (ii) shares of United common stock for the remaining amount of shares of Aquesta common stock held by the stockholder.
If the stock consideration elected by Aquesta stockholders in the aggregate is less than 70% of the total outstanding shares of Aquesta common stock and the cash consideration elected by Aquesta stockholders does not exceed 30% of the total outstanding shares of Aquesta common stock, then stockholders choosing stock consideration will receive the stock consideration, stockholders choosing cash consideration will receive the cash consideration, and stockholders who did not make an election will receive (i) $21.50 times the product obtained by multiplying the number of shares of Aquesta common stock as to which such stockholder did not make an election by a fraction, the numerator of which is 30% of the total outstanding shares of Aquesta common stock minus the percentage of outstanding shares of Aquesta common stock for which the cash election was made and the denominator of which is the aggregate number of shares for which no election is made, and (ii) shares of United common stock for the remaining amount of shares of Aquesta common stock held by the stockholder.
If the cash consideration elected by Aquesta stockholders in the aggregate does not exceed 30% of the total outstanding shares of Aquesta common stock and the stock consideration elected by Aquesta stockholders is at least 70% of the total outstanding shares of Aquesta common stock, then all stockholders electing to receive the cash consideration shall receive the cash consideration, all stockholders electing to receive the stock consideration shall receive the stock consideration, and all stockholders who did not make an election will receive the cash consideration.
Treatment of Aquesta Restricted Stock, Stock Options and Warrants
Aquesta Restricted Stock
At the effective time, each outstanding Aquesta restricted stock award will vest and be cancelled and converted automatically into the right to receive the merger consideration in respect of each share of Aquesta common stock underlying such restricted stock award.
Aquesta Stock Options
At the effective time, each outstanding option to purchase shares of Aquesta common stock will vest and (i) if the holder thereof delivers a stock option cash-out agreement as contemplated by the merger agreement at least 5 days prior to the closing of the merger, shall be cancelled and converted automatically into the right to receive a cash payment equal to the product of (A) the excess, if any, of (1) the product of the 0.6386 exchange ratio multiplied by the average buyer stock price (as defined in the merger agreement and further explained below) over (2) the exercise price of each such stock option, multiplied by (B) the number of shares of Aquesta common stock subject to the option, or (ii) if the holder does not timely deliver such a stock option cash-out agreement, shall be cancelled and converted automatically into the right to receive an option to purchase a number of shares of United common stock equal to 0.6386 multiplied by the number of shares of Aquesta common stock subject to such option with an exercise price equal to the exercise price per share of such option divided by 0.6386. Under the merger agreement, the “average buyer stock price” means the average of the closing sales prices of United common stock as reported on the Nasdaq Stock Market during the 20 consecutive full trading days ending at the closing of trading on the trading day immediately prior to the last of the following dates to occur: (i) the effective date (including expiration of any applicable waiting period) of the last required consent of any regulatory authority having authority over and approving or exempting the merger and (ii) the date of receipt of Aquesta stockholder approval of the merger agreement.
Aquesta Warrants
At the effective time, each outstanding warrant to purchase shares of Aquesta common stock will vest and (i) if the holder thereof delivers a warrant cash-out agreement as contemplated by the merger agreement at least 5 days prior to the closing of the merger, shall be cancelled and converted automatically into the right to receive a cash payment equal to the product of (A) the excess, if any, of (1) the product of the 0.6386 exchange ratio multiplied by the average buyer stock price (as defined in the immediately preceding paragraph) over (2) the exercise price with respect to such warrant multiplied by (B) the number of shares of Aquesta common stock underlying such warrant or (ii) if the holder does not timely deliver such a warrant cash-out agreement, shall be cancelled and converted automatically into the right to receive a warrant to purchase a number of shares of United common stock equal to 0.6386 multiplied by the number of shares of Aquesta common stock subject to such warrant with an exercise price equal to the exercise price per share of such warrant divided by 0.6386.
For additional discussion of the treatment of Aquesta restricted stock, stock options, and stock warrants held by Aquesta’s directors and executive officers, see the section above entitled “The Merger — Interests of Aquesta’s Directors and Executive Officers in the Merger.”

Closing and Effective Time of the Merger
The merger will be completed only if all conditions to the merger discussed in this proxy statement/prospectus and set forth in the merger agreement are either satisfied or waived (subject to applicable law). Please see “The Merger Agreement — Conditions to Complete the Merger.”
The merger will become effective as set forth in the articles of merger to be filed with the Secretary of State of the State of Georgia and the articles of merger to be filed with the Secretary of State of the State of Nevada on the closing date of the merger. United and Aquesta will use their reasonable best efforts to cause the closing of the transactions contemplated by the merger to occur at 10:00 a.m. Eastern Time on a date no later than five business days after the satisfaction or waiver (subject to applicable law) of the last to occur of the conditions set forth in the merger agreement, unless extended by mutual agreement of the parties. It currently is anticipated that the completion of the merger will occur in the fourth quarter of 2021 subject to the receipt of Aquesta stockholder approval, regulatory approvals and other customary closing conditions, but neither United nor Aquesta can guarantee when or if the merger will be completed.
Representations and Warranties
The merger agreement contains customary representations and warranties of each of United and Aquesta relating to their respective businesses. The representations and warranties of each of United and Aquesta have been made solely for the benefit of the other party, and these representations and warranties should not be relied on by any other person. In addition, these representations and warranties:
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have been qualified by information set forth in confidential disclosure schedules in connection with signing the merger agreement, which information modifies, qualifies, and creates exceptions to the representations and warranties in the merger agreement;

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will not survive consummation of the merger;

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may be intended not as statements of fact, but rather as a way of allocating the risk to one of the parties to the merger agreement if those statements turn out to be inaccurate;

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are in some cases subject to a materiality standard described in the merger agreement which may differ from what may be viewed as material by you; and

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were made only as of the date of the merger agreement or such other date as is specified in the merger agreement.

The merger agreement contains representations and warranties made by each of United and Aquesta relating to a number of matters. With respect to Aquesta, these representations and warranties include the following:
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corporate matters, including due organization and qualification and subsidiaries;

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capitalization;

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authority relative to execution and delivery of the merger agreement and the absence of conflicts with, or violations of, organizational documents or other obligations as a result of the merger;

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required governmental and other regulatory filings and consents and approvals in connection with the merger;

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reports to regulatory authorities;

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financial statements, internal controls, books and records, and absence of undisclosed liabilities;

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broker’s fees payable in connection with the merger;

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the absence of certain changes or events;

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legal proceedings;

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tax matters;

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employee and employee benefit plan matters;

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compliance with applicable laws;

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certain material contracts;

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absence of agreements with regulatory authorities;

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derivative instruments and transactions;

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environmental matters;

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investment securities;

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real property;

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intellectual property;

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related party transactions;

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inapplicability of takeover statutes;

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absence of action or circumstance that would prevent the merger from qualifying as a “reorganization” under Section 368(a)(1)(A) of the Code;

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the accuracy of information supplied for inclusion in this proxy statement/prospectus and other similar documents;

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loan matters;

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mortgage banking matters;

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fiduciary and investment advisory activities;

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insurance matters; and

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information security matters.

United’s representations and warranties in the merger agreement include the following:
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corporate matters, including due organization and qualification and subsidiaries;

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capitalization;

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authority relative to execution and delivery of the merger agreement and the absence of conflicts with, or violations of, organizational documents or other obligations as a result of the merger;

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required governmental and other regulatory filings and consents and approvals in connection with the merger;

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reports to regulatory authorities;

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financial statements, internal controls, books and records, and absence of undisclosed liabilities;

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broker’s fees payable in connection with the merger;

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legal proceedings; and

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the accuracy of information supplied for inclusion in this proxy statement/prospectus and other similar documents.

Certain representations and warranties of United and Aquesta are qualified as to knowledge, “materiality” or “material adverse effect.” For purposes of the merger agreement, a “material adverse effect,” when used in reference to United, Aquesta, or the combined company, means a material adverse effect on (i) the financial position, property, business, assets or results of operations of such party and its subsidiaries taken as a whole or (ii) the ability of such party to perform its material obligations under the merger agreement or to timely consummate the transactions contemplated by the merger agreement (provided, that “material adverse effect” does not include the impact of (A) changes, after the date of the merger agreement, in laws, rules or regulations of general applicability to companies in the industries in which such party and its subsidiaries operate (including measures relating to the COVID-19 pandemic), or interpretations thereof by courts or governmental authorities changes, after the date hereof, in U.S.

generally accepted accounting principles or applicable regulatory accounting requirements, (B) changes, after the date hereof, in U.S. generally accepted accounting principles or applicable regulatory accounting requirements, (C) actions and omission, taken after the date of the merger agreement, taken with the written consent of the other party to the merger in contemplation of the merger, (D) changes, after the date of the merger agreement, in the economic conditions affecting financial institutions generally including changes in interest rates, credit availability and liquidity, and price levels or trading volumes in securities markets, except to the extent that the effects of such changes are materially disproportionately adverse to the business, properties, assets, liabilities, results of operations or financial condition of such party and its subsidiaries, taken as a whole, as compared to other companies in the industry in which such party and its subsidiaries operate, (E) changes resulting from hurricanes, earthquakes, tornados, floods or other natural disasters or from any outbreak of any disease or other public health event (including the COVID-19 pandemic), (F) changes resulting from the announcement or pendency of the merger and the other transaction contemplated by the merger agreement, (G) the direct effects of compliance with the merger agreement on the operating performance of a party to the merger agreement).
Covenants and Agreements
Conduct of Business Prior to the Completion of the Merger
Under the merger agreement, United and Aquesta have agreed, except as otherwise contemplated by the merger agreement or with the prior written consent of the other parties, to:
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operate its business only in the usual, regular, and ordinary course;

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use commercially reasonable efforts to preserve intact its business organizations and assets and maintain its rights and franchises;

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use commercially reasonable efforts to cause its representations and warranties to be correct at all times; and

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take no action which would be reasonably likely to (1) adversely affect the ability of any party to obtain any consents required for the transactions contemplated by the merger agreement without imposition of a condition or restriction which, in the reasonable judgment of the United board of directors, would so materially adversely impact the economic or business benefits of the transactions contemplated by the merger agreement such that, had United known of such condition or requirement, it would not have entered into the merger agreement, or (2) materially adversely affect in any material respect the ability of either party to perform its covenants and agreements under the merger agreement.

Additionally, Aquesta has agreed in the merger agreement not to take certain actions relating to the operation of its business pending consummation of the merger without the prior consent of United. Such actions include the following:
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amend its articles of incorporation or bylaws or comparable governing documents of its subsidiaries;

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adjust, split, combine, or reclassify any capital stock, or make, declare, or pay any dividend (other than its regular annual dividend payable prior to the effective time in an amount not to exceed $0.14 per share), or make any other distribution on, or directly or indirectly redeem, purchase, or otherwise acquire, any shares of its capital stock, except as contemplated by the merger agreement;

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sell, transfer, mortgage, encumber, or otherwise dispose of any of its properties or assets or any business, other than in the ordinary course of business consistent with past practice or with respect to obsolete assets;

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acquire control over any other business or entity or otherwise make an investment in any other business, entity, or assets outside the ordinary course of business;

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incur any indebtedness for borrowed money, other than in the ordinary course of business in respect of deposit liabilities, federal funds, borrowings from the Federal Reserve, and repurchase agreements;

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commence or settle any legal proceedings, with certain exceptions;

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make any change to its accounting methods, principles, or practices, except as required by accounting standards or law;

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except as contemplated by the merger agreement, granting any bonuses or increase in compensation or benefits to employees, officers, or directors (except, with respect to employees who are not directors or officers, in accordance with past practice and, with respect to officers and directors, as previously disclosed), committing or agreeing to pay any severance or termination pay, change in control, or any stay or other bonus to any director, officer, or employee (except as previously disclosed), entering into, terminating or amending any retention, severance change in control or employment agreements, changing any fees or other compensation or other benefits to directors, or waiving any stock repurchase rights, accelerating, amending, or changing the exercisability period of any right or restricted stock, repricing options or warrants, or authorizing cash payments in exchange for any rights, or accelerating, vesting, or committing or agreeing to accelerate or vest any amounts, benefits, or rights;

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enter into or amend (unless required by law or the merger agreement) any employment contract that does not have the unconditional right to terminate without certain liability;

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grant any equity awards, issue any capital stock, issue or transfer any capital stock of subsidiaries, or enter into any agreement with respect to the voting of its capital stock;

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adopt any new employee benefit plan or terminate or withdraw from or materially change any existing plan or program, except as previously disclosed;

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make any material change to any tax or accounting practices or methods or systems of internal accounting controls over financial reporting, except as required by law or the merger agreement;

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enter into any new line of business or change in any material respect its lending, investment, underwriting, risk and asset liability management, and other banking and operating policies or practices, or change in any material respect its credit policies and collateral eligibility requirements and standards, with certain exceptions;

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restructure or materially change its investment securities portfolio or its interest rate risk position, through purchases, sales, or otherwise, or the manner in which the portfolio is classified or reported;

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make or increase any loans or other extensions of credit or the commitment to do so to any director or executive officer of Aquesta or any entity controlled by a director or executive officer, except for loans or extensions of credit made on terms generally available to the public and other than renewals of existing loans or commitments;

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make any capital expenditures in excess of $500,000 other than pursuant to binding commitments as of the date of the merger agreement, and other expenditures necessary to maintain existing assets in good repair or to make payment of necessary taxes

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with certain exceptions, make, acquire, or issue a commitment for any loan or other transaction with a value exceeding $3,000,000;

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enter into, amend, or terminate any material contract, with certain exceptions;

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establish or commit to establish any new branch or office facility or filing any application to relocate or terminate the operation of any banking office, with certain exceptions;

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adopt a plan of complete or partial liquidation or dissolution;

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knowingly take or fail to take any action that would prevent the merger from qualifying as a “reorganization” within the meaning of Section 368(a)(1)(A) of the Code;

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take any action that is intended to, would, or would be reasonably likely to (i) result in the failure of any closing condition of the merger or to otherwise delay the consummation of the merger, or (ii) delay or affect the ability of Aquesta to obtain any regulatory approvals required to complete the merger;

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take or fail to take any action that would cause Aquesta’s representations and warranties in the merger agreement to be inaccurate in any material respect; or

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agree to take, make any commitment to take, or adopt any resolutions of the Aquesta board of directors or stockholders in support of, any of the actions prohibited by the merger agreement.

United has also agreed in the merger agreement not to take certain actions relating to the operation of its business pending consummation of the merger without the prior consent of Aquesta. Such actions include the following:
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amend its articles of incorporation or bylaws or comparable governing documents of its subsidiaries;

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knowingly take or fail to take any action that would prevent the merger from qualifying as a “reorganization” within the meaning of Section 368(a)(1)(A) of the Code;

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adjust, split, combine, or reclassify any capital stock, or make, declare, or pay any dividend, or make any other distribution on, or directly or indirectly redeem, purchase, or otherwise acquire, any shares of its capital stock, with certain exceptions;

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take any action that is intended to, would, or would be reasonably likely to (i) result in the failure of any closing condition of the merger or to otherwise delay the consummation of the merger, or (ii) delay or affect the ability of United to obtain any regulatory approvals required to complete the merger; or

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agree to take, make any commitment to take, or adopt any resolutions of the United board of directors or stockholders in support of, any of the actions prohibited by the merger agreement.

Regulatory Matters
United and Aquesta have agreed to cooperate and use their respective commercially reasonable efforts to promptly prepare and file, or cause to be prepared and filed, all necessary documentation, to effect all applications, notices, petitions, and filings, to obtain as promptly as practicable all permits, consents, approvals, and authorizations of all third parties and governmental entities which are necessary or advisable to consummate the transactions contemplated by the merger agreement and to comply with the terms and conditions of all such permits, consents, approvals, and authorizations of all such government entities. However, in no event will United or Aquesta be required to take any action (and Aquesta will not be permitted to, without the prior written consent of United, take any action), or commit to take any action, or agree to any condition or restriction, in connection with obtaining the required permits, consents, approvals, and authorizations of governmental entities that would reasonably be expected to have a material adverse effect on the combined company and its subsidiaries, taken as a whole, after giving effect to the merger. United and Aquesta have also agreed to furnish each other with all information reasonably necessary or advisable in connection with any statement, filing, notice or application to any governmental entity in connection with the merger, as well as to promptly keep each other apprised of the status of matters related to the completion of the transactions contemplated by the merger agreement.
Employee Benefit Matters
Following the effective time, United will use commercially reasonable efforts to: (i) waive all pre-existing conditions and waiting periods with respect to participation and coverage requirements under any employee benefit plans of United or its subsidiaries to the extent was or would have been covered under the Aquesta benefit plans, (ii) to the extent permissible by law, recognize any health or other welfare expenses incurred by Aquesta employees in the year that includes the closing date for purposes of employee benefit plans of United.
United has also agreed to pay severance payments to each Aquesta employee who is not hired by United or whose employment is terminated by United other than for cause during the 12-month period following the effective time, subject to the employee’s execution of a general release of claims, an amount equal to two weeks of base salary for each 12 months of prior employment by Aquesta, subject to a minimum of eight weeks’ base salary and a maximum of 52 weeks of base salary.
Director and Officer Indemnification and Insurance
The merger agreement provides that following completion of the merger, United and the surviving corporation each will indemnify and hold harmless, to the fullest extent permitted by applicable law, all present and former directors and officers of Aquesta and its subsidiaries (in their capacity as such) against any costs and liabilities, whether arising before or after the effective time, arising in whole or in part out of the fact that such person is or was a director or officer of Aquesta or its subsidiaries, and pertaining to matters existing or occurring at or prior to the effective time, and will also advance expenses to such persons to the fullest extent permitted by applicable law, provided that such person provides an undertaking to repay such advances if it is ultimately determined that such person is not entitled to indemnification.
The merger agreement requires the surviving corporation to maintain, for a period of six years after completion of the merger, Aquesta’s existing directors’ and officers’ liability insurance policy. In lieu of the foregoing, the surviving corporation may obtain at or prior to the effective time a six-year “tail” policy under Aquesta’s existing directors and officers insurance policy providing equivalent coverage to that described in the preceding sentence.
Certain Additional Covenants
The merger agreement also contains additional covenants, including, among others, covenants relating to the filing of this proxy statement/prospectus, obtaining required consents, the listing of the shares of United common stock to be issued in the merger, access to information and Aquesta’s delivery of financial statements, public announcements with respect to the transactions contemplated by the merger agreement, and litigation in connection with the merger agreement.
The Aquesta Stockholder Meeting
Aquesta has agreed to hold a meeting of its stockholders for the purpose of voting upon the approval of the merger agreement and other related matters as soon as reasonably practicable. Except to the extent that the Aquesta board of directors has made an adverse recommendation change, the Aquesta board of directors is required to use its reasonable best efforts to obtain from its stockholders the vote required to approve the merger agreement, including by communicating to its stockholders its recommendation (and including such recommendation in this proxy statement/prospectus) that they approve the merger agreement and the transactions contemplated thereby.
Notwithstanding any Aquesta change in recommendation, unless the merger agreement has been terminated in accordance with its terms, Aquesta is required to convene a meeting of its stockholders and to submit the merger agreement to a vote of such stockholders.
United shareholders are not required to approve the merger agreement.
Agreement Not to Solicit Other Offers
Aquesta has agreed that it will not, and will cause its subsidiaries and use its reasonable best efforts to cause its and their officers, directors, agents, advisors, and representatives not to, directly or indirectly, (i) solicit or initiate, or knowingly encourage, induce or facilitate the making, submission, or announcement of any acquisition proposal, (ii) participate in any discussions or negotiations regarding, or disclose or provide any nonpublic information with respect to, or knowingly facilitate any inquiries or the making of any proposal that constitutes an acquisition proposal, or (iii) enter into any agreements, other than a confidentiality agreement described in the merger agreement, relating to an acquisition proposal. For purposes of the merger agreement, an “acquisition proposal” means, other than the transactions contemplated by the merger agreement, any proposal involving: (i) any acquisition or purchase from Aquesta by any person or group of persons of 25% or more in interest of the total outstanding voting securities of Aquesta, or any tender offer or exchange offer that if consummated would result in any person or group of persons beneficially owning 25% or more in interest of the total outstanding voting securities of Aquesta, or any merger, consolidation, business combination or similar transaction involving Aquesta pursuant to which the stockholders of Aquesta immediately preceding such transaction hold less than 75% of the equity interests in the surviving or resulting entity of such transaction; (ii) any sale, lease, exchange, transfer, license, acquisition or disposition of 25% or more of the consolidated assets of Aquesta and its subsidiaries, other than in the ordinary course of business, taken as a whole; or (iii) any liquidation or dissolution of Aquesta.
However, in the event that prior to the approval of the merger agreement by Aquesta’s stockholders Aquesta receives an unsolicited bona fide written acquisition proposal, it may, and may permit its subsidiaries and its subsidiaries’ officers, directors, agents, advisors, and representatives to, furnish or cause to be furnished nonpublic information or data and participate in negotiations or discussions to the extent that its board of directors concludes in good faith (after receiving the advice of its outside counsel, and with respect to financial matters, its financial advisors) that failure to take such actions would be inconsistent with its fiduciary duties under applicable law, provided that, prior to providing any such nonpublic information, Aquesta enters into a confidentiality agreement with such third-party on terms no less favorable to it than the confidentiality agreement between United and Aquesta. Aquesta will, and will use its commercially reasonable efforts to, cause its and its subsidiaries’ officers, directors, agents, advisors, and representatives to, immediately cease and cause to be terminated any activities, discussions, or negotiations conducted before the date of the merger agreement with any person other than United with respect to any acquisition proposal. Aquesta will promptly advise United following receipt of any acquisition proposal or any inquiry which could reasonably be expected to lead to an acquisition proposal, and the substance thereof (including the material terms and conditions of and the identity of the person making such inquiry or acquisition proposal), and will keep United reasonably apprised of any related developments, discussions, and negotiations on a current basis, including any amendments to or revisions of the material terms of such inquiry or acquisition proposal.
Adverse Recommendation Change
The Aquesta board of directors is required not to (i) withdraw, qualify or modify, or propose publicly to withdraw, qualify or modify, in a manner adverse to United, their recommendation that the Aquesta stockholders approve the merger agreement and the transactions contemplated thereby or (ii) approve or recommend, or publicly propose to approve or recommend to the Aquesta stockholders, an acquisition proposal (the actions described in clause (i) and (ii) being referred to as an Aquesta adverse recommendation change).
Notwithstanding the above, prior to the time the requisite vote of Aquesta stockholders is obtained, the Aquesta board of directors may, in connection with a bona fide written acquisition proposal made after the date of the merger agreement (or made prior to the date of the merger agreement and remade after the date of the merger agreement) and that did not result from any breach of Aquesta’s non-solicitation obligations under the merger agreement, make an adverse recommendation change, if and only if, prior to taking such action, Aquesta has complied with its non-solicitation obligations under the merger agreement and (i) a material development or material change in circumstances occurs or arises after the date of the merger agreement and the Aquesta board of directors has determined in good faith, after consultation with its outside counsel, that in light of such intervening event an adverse recommendation change is required in order for Aquesta’s board of directors to comply with its fiduciary obligations under applicable law, or (ii) the Aquesta board of directors has determined in good faith, after consultation with its financial advisors and outside legal counsel, that such acquisition proposal constitutes a superior proposal and failure to make an adverse recommendation change would be inconsistent with Aquesta’s board of directors’ fiduciary duties under applicable law. Prior to taking any such action, (i) Aquesta must give United at least three business days’ prior written notice (specifying the material terms and conditions of the superior proposal, including the identity of the person or group of persons making the superior proposal), (ii) Aquesta must negotiate, and must cause its representatives to negotiate, in good faith with United during such notice period, to the extent United wishes to negotiate, to enable United to revise the terms of the merger agreement such that the proposal would no longer constitute a superior proposal, and (iii) following the end of such notice period, the Aquesta board of directors must consider in good faith any changes to the merger agreement proposed by United, and must determine that the proposal continues to constitute a superior proposal if such revisions were given effect. In the event of any material revisions to an acquisition proposal that could have an impact, influence, or other effect on the Aquesta board of directors’ decision or discussion with respect to whether such proposal is a superior proposal, Aquesta must deliver a new written notice to United and United will again have the three business day match right as set forth in clauses (i), (ii) and (iii) above.
For purposes of the merger agreement, a “superior proposal” means any acquisition proposal that the Aquesta board of directors has determined in its good faith judgment, after consultation with its financial advisors and outside legal counsel, (i) would result in the acquisition of at least a majority of all issued and outstanding shares of Aquesta common stock and Aquesta preferred stock or all or substantially all of the assets and liabilities of Aquesta, (ii) is reasonably likely to be consummated on a timely basis in accordance with its terms, (iii) is more favorable to Aquesta stockholders, taking into account such factors as the Aquesta board of directors in good faith deems relevant, including legal, financial, regulatory and other aspects of the proposal.
Conditions to Complete the Merger
The respective obligations of each of United and Aquesta to complete the merger is subject to the satisfaction or waiver (if legally permissible) of the following conditions:
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the approval of the merger agreement by Aquesta’s stockholders;

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United must have filed with NASDAQ a notification form for the listing of the United common stock to be issued to Aquesta stockholders upon the consummation of the merger, and NASDAQ shall not have objected to the listing of such shares of United common stock;

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the receipt and effectiveness of the requisite regulatory approvals contemplated by the merger agreement and the expiration of all statutory waiting periods in respect thereof, without the imposition of any condition or restriction that would reasonably be expected to have a material adverse effect on the combined company and its subsidiaries, taken as a whole, after giving effect to the merger;

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the effectiveness of the registration statement registering the shares of United common stock to be received by Aquesta stockholders, of which this proxy statement/prospectus is a part, and the absence of any stop order suspending the effectiveness of such registration statement (or any proceedings for that purpose initiated or threatened by the SEC and not withdrawn);

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the absence of any order, injunction, or decree by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing the completion of the merger or any of the other transactions contemplated by the merger agreement, and the absence of any statute, rule, regulation, order, injunction, or decree enacted, entered, promulgated, or enforced by any governmental entity which prohibits or makes illegal consummation of the merger;

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the accuracy of the representations and warranties of the other party contained in the merger agreement as of the date of the merger agreement and as of the closing date of the merger, subject to the materiality standards provided in the merger agreement (and the receipt by such party of an officer’s certificate from the other party to such effect);

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the performance by the other party in all material respects of all obligations required to be performed by it under the merger agreement at or prior to the closing date of the merger (and the receipt by such party of an officer’s certificate from the other party to such effect);

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receipt by Aquesta of an opinion from Aquesta’s legal counsel to the effect that on the basis of facts, representations, and assumptions set forth or referred to in such opinion, the merger will qualify as a “reorganization” within the meaning of Section 368(a)(1)(A) of the Code; and

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the absence of any change, state of facts, event, development or effect that has had, or would reasonably be expected to have, either individually or in the aggregate, a material adverse effect on the other party since December 31, 2020.

United’s obligation to complete the merger is further subject to no more than 15% of the aggregate outstanding shares of Aquesta common stock and Aquesta preferred stock having properly notified Aquesta of their intent to exercise dissenters’ rights under applicable law.
Neither United nor Aquesta can provide assurance as to when or if all of the conditions to the merger can or will be satisfied or waived by the appropriate party. As of the date of this proxy statement/prospectus, neither United nor Aquesta has reason to believe that any of these conditions will not be satisfied.
Termination of the Merger Agreement
The merger agreement may be terminated at any time prior to completion of the merger in the following circumstances:
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by mutual written consent of United and Aquesta;

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by either United or Aquesta:

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if any governmental entity that must grant a requisite regulatory approval has denied approval of the merger or the bank merger and such denial has become final and nonappealable, or obtaining any such regulatory approval would impose a materially burdensome condition on the surviving corporation;

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if the approval by Aquesta stockholders of the merger proposal is not obtained;

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if the merger has not been completed on or before December 31, 2021, which we refer to as the termination date, unless the failure of the merger to be consummated by the termination date is due to the material breach of the merger agreement by the party seeking to terminate;

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if there is a breach of any of the covenants or agreements or any of the representations or warranties set forth in the merger agreement on the part of the other party which, either individually or in the aggregate, would constitute, if occurring or continuing on the date the merger is completed, the failure of a closing condition of the terminating party and which is not cured within 30 days following written notice to the party committing such breach, or by its nature or timing cannot be cured during such period (or such fewer days as remain prior to the termination date) (provided that the terminating party is not then in material breach of any representation, warranty, covenant, or other agreement contained in the merger agreement); or

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by United:

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if, prior to obtaining the approval of Aquesta stockholders of the merger proposal, (i) Aquesta has materially breached its obligations to call, give notice of, and hold the Aquesta stockholders meeting, (ii) the Aquesta board of directors has failed to recommend that Aquesta stockholders approve the merger proposal or has made an adverse recommendation change, (iii) the Aquesta board of directors has recommended or proposed (or publicly announced an intention to recommend or propose) to engage in an acquisition proposal; or

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by Aquesta:

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in order to enter into a superior proposal; or

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if the price of the United common stock declines by more than 15% and the price of United common stock underperforms a bank stock index by more than 15%, provided that United will have a right to (i) increase the exchange ratio or (ii) provided such action does not prevent the merger from qualifying as a “reorganization” within the meaning of Section 368(a)(1)(A) of the Code, paying, as part of the merger consideration, to each recipient of the stock consideration, an additional cash payment, to prevent these thresholds from being triggered in the event that Aquesta seeks to exercise this termination right.

Effect of Termination
If the merger agreement is terminated, it will become void and have no effect, except that (1) both United and Aquesta will remain liable for any liabilities or damages arising out of its material breach of any provision of the merger agreement and (2) designated provisions of the merger agreement will survive the termination, including those relating to any payment of a termination fee and the confidential treatment of information.
Termination Fee
Aquesta will pay United a termination fee of $5,200,000 by wire transfer of immediately available funds, which we refer to as the termination fee, if the merger agreement is terminated in the following circumstances:
•
in the event that (i) after the date of the merger agreement, a bona fide acquisition proposal has been made known to Aquesta or any person has publicly announced (and not withdrawn) an acquisition proposal with respect to Aquesta, (ii) thereafter, the merger agreement is terminated (A) by either United or Aquesta because the merger has not been completed prior to the termination date (and

Aquesta has not obtained stockholder approval of the merger proposal), (B) by United as a result of a breach of a representation, warranty, covenant or other agreement in the merger agreement by Aquesta that would constitute the failure of a closing condition and that has not been cured during the permitted time period, or by its nature cannot be cured during such period, or (C) by United or Aquesta because the approval of the merger proposal is not obtained and (iii) prior to the date that is 12 months after the date of such termination, Aquesta consummates a transaction with respect to an acquisition proposal;
•
by United (provided it is not then in material breach of any representation, warranty, covenant, or other agreement contain in the merger agreement) if, , (i) Aquesta has materially breached its obligations to call, give notice of, and hold the Aquesta annual meeting, (ii) the Aquesta board of directors has failed to recommend that Aquesta stockholders approve the merger proposal or has made an adverse recommendation change, (iii) the Aquesta board of directors has recommended or proposed (or publicly announced an intention to recommend or propose) to engage in an acquisition proposal; or

•
by Aquesta, prior to approval of the merger proposal by Aquesta stockholders, in order to enter into a superior proposal.

Expenses and Fees
All costs and expenses incurred in connection with the merger agreement and the transactions contemplated thereby will be paid by the party incurring such expense.
Amendment, Waiver and Extension of the Merger Agreement
Subject to compliance with applicable law, the merger agreement may be amended in writing by United and Aquesta at any time before or after the approval of the merger proposal, except that after approval of the merger proposal, there may not be any amendment of the merger agreement that reduces or modifies the consideration to be received by Aquesta stockholders.
At any time prior to the completion of the merger, United or Aquesta may, to the extent legally allowed, extend the time for the performance of any of the obligations or other acts of the other party, waive any inaccuracies in the representations and warranties contained in the merger agreement or in any document delivered pursuant to the merger agreement, and waive compliance with any of the agreements or satisfaction of any conditions contained in the merger agreement.

ACCOUNTING TREATMENT
The merger will be accounted for as a purchase of a business for financial reporting and accounting purposes under generally accepted accounting principles in the United States. After the merger, the results of operations of Aquesta will be included in the consolidated financial statements of United. The merger consideration will be allocated based on the fair values of the assets acquired and the liabilities assumed. Any excess of cost over fair value of the net tangible and identified intangible assets of United acquired will be recorded as goodwill. Any identified intangible asset may be amortized by charges to operations under generally accepted accounting principles in the United States.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER
The following is a general discussion of material U.S. federal income tax consequences of the merger to U.S. holders (as defined below) of Aquesta common stock (including the shares of Aquesta preferred stock converted into Aquesta common stock immediately prior to the effective time) that exchange their shares of Aquesta common stock for shares of United common stock in the merger. The following discussion is based upon the Code, the U.S. Treasury Regulations promulgated thereunder and judicial and administrative authorities, rulings and decisions, all as in effect as of the date of this proxy statement/prospectus. These authorities may change, possibly with retroactive effect, and any such change could affect the accuracy of the statements and conclusions set forth in this discussion. This discussion does not address any tax consequences arising under the unearned income Medicare contribution tax pursuant to Code Section 1411, any withholding considerations under the Foreign Account Tax Compliance provisions of the Code (including the U.S. Treasury Regulations issued thereunder and intergovernmental agreements entered into pursuant thereto or in connection therewith), nor does it address any tax consequences arising under the laws of any state, local or foreign jurisdiction, or under any U.S. federal laws other than those pertaining to the income tax.
The following discussion applies only to U.S. holders of Aquesta common stock that hold such shares as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment). Further, this discussion does not purport to consider all aspects of U.S. federal income taxation that might be relevant to holders in light of their particular circumstances and does not apply to holders subject to special treatment under the U.S. federal income tax laws (such as, for example, dealers or brokers in securities, commodities or foreign currencies; traders in securities that elect to apply a mark-to-market method of accounting; banks and certain other financial institutions; insurance companies; mutual funds; tax-exempt organizations; holders subject to the alternative minimum tax provisions of the Code; persons that are required to recognize income or gain with respect to the merger no later than such income or gain is required to be reported on an applicable financial statement under Section 451(b) of the Code; partnerships, S corporations or other pass-through entities (or investors therein); regulated investment companies; real estate investment trusts; former citizens or residents of the United States; U.S. expatriates; U.S. holders whose functional currency is not the U.S. dollar; holders that hold shares of Aquesta common stock as part of a hedge, straddle, constructive sale or conversion transaction or other integrated investment; holders that acquired Aquesta common stock pursuant to the exercise of employee stock options, through a tax qualified retirement plan or otherwise as compensation; holders that exercise dissenters’ rights; or holders that actually or constructively own more than 5% of Aquesta’s voting stock).
For purposes of this discussion, the term “U.S. holder” means a beneficial owner of Aquesta stock that is, for U.S. federal income tax purposes, (1) an individual citizen or resident of the United States, (2) treated as a corporation for U.S. federal income tax purposes, organized in or under the laws of the United States, any state thereof or the District of Columbia, (3) a trust if (a) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) the trust has made a valid election to be treated as a U.S. person for U.S. federal income tax purposes, or (4) an estate, the income of which is includible in gross income for U.S. federal income tax purposes, regardless of its source.
If an entity or arrangement treated as a partnership for U.S. federal income tax purposes is a holder of Aquesta common stock or Aquesta preferred stock, the tax treatment of a partner in such partnership generally will depend on the status of the partner and the activities of the partnership. Any entity treated as a partnership for U.S. federal income tax purposes that is a holder of Aquesta common stock, and any partners in such partnership, should consult their own tax advisors regarding the tax consequences of the merger to their specific circumstances.
All holders of Aquesta stock should consult their own tax advisors regarding the specific tax consequences to them of the merger in light of their particular facts and circumstances, including the applicability and effect of the alternative minimum tax and any state, local, foreign and other tax laws.
Material U.S. Federal Income Tax Consequences of the Merger
In General
It is a condition to the obligation of Aquesta and United to complete the merger that Aquesta receive an opinion from Wyrick Robbins Yates & Ponton LLP, Aquesta’s legal counsel, dated as of the closing date, to the effect that the merger will qualify as a “reorganization” within the meaning of Section 368(a)(1)(A) of the Code. These opinions will be based on customary assumptions and representations from United and Aquesta, as well as on certain covenants and undertakings by United and Aquesta. If any of the representations, assumptions, covenants or undertakings upon which those opinions are based is incorrect, incomplete, inaccurate or violated, the validity of the opinions may be affected, and the tax consequences of the merger could differ from those described in this proxy statement/prospectus.
The opinion described above will not be binding on the IRS or any court. United and Aquesta have not sought and will not seek any ruling from the IRS regarding any matters relating to the merger, and as a result, there can be no assurance that the IRS will not assert, or that a court would not sustain, a position contrary to any of the conclusions set forth below. The following is based on the receipt and accuracy of the above described opinions.
Tax Consequences to United and Aquesta
Each of United and Aquesta will be a party to the merger within the meaning of Section 368(b) of the Code, and neither United nor Aquesta will recognize any gain or loss as a result of the merger.
Tax Consequences to Stockholders
The federal income tax consequences of the merger to a U.S. holder that exchanges Aquesta stock in the merger generally will depend on whether the stockholder exchanges its Aquesta common stock for cash, United common stock, or a combination of cash and United common stock.
Exchange Solely for Cash.
In general, a U.S. holder that exchanges all of its shares of Aquesta common stock (including common stock issued upon the conversion of Aquesta preferred stock) solely for cash will generally recognize gain or loss equal to the difference between the amount of cash received and the adjusted tax basis in the shares of Aquesta common stock surrendered. Such gain or loss must be calculated separately for each identifiable block of shares surrendered in the exchange. Any recognized gain or loss will generally be treated as a capital gain or loss and as either long-term or short-term gain depending on the U.S. holder’s holding period for the Aquesta stock. If, however, the U.S. holder constructively owns shares of Aquesta stock that are exchanged for shares of United common stock in the merger or owns shares of United common stock actually or constructively after the merger, the consequences to that stockholder may be similar to the consequences described below under the heading “Exchange for United Common Stock and Cash,” except that the amount of consideration, if any, treated as a dividend may not be limited to the amount of that stockholder’s gain.
Exchange Solely for United Common Stock.
If pursuant to the merger a U.S. holder exchanges all of the holder’s shares of Aquesta common stock (including common stock issued upon the conversion of Aquesta preferred stock) solely for shares of United common stock, that stockholder will not recognize any gain or loss except in respect of cash received in lieu of any fractional share of United common stock (as discussed below).
Exchange for United Common Stock and Cash.
If pursuant to the merger a U.S. holder exchanges all of its shares of Aquesta common stock (including common stock issued upon the conversion of Aquesta preferred stock) for a combination of United common stock and cash, the U.S. holder generally will recognize gain (but not loss) in an amount equal to the lesser of: (1) the amount of cash received in exchange for the Aquesta stock in the merger (excluding any cash received in lieu of fractional shares of United common stock), and (2) the excess, if any, of (a) the sum of the amount of cash treated as received in exchange for Aquesta stock in the merger (excluding any cash received in lieu of fractional shares of United common stock) plus the fair market value of United common stock (including the fair market value of any fractional share) received in the merger (determined when the merger occurs), over (b) the U.S. holder’s tax basis in the Aquesta common stock exchanged. For this purpose, gain or loss must be calculated separately for each identifiable block of shares surrendered in the exchange, and a loss realized on one block of shares may not be used to offset a gain realized on another block of shares. Any recognized gain generally will be long-term capital gain if the U.S. holder has held (taking into account any carryover holding period from converted preferred stock) the holder’s Aquesta stock for more than one year as of the merger date. If, however, the cash received has the effect of the distribution of a dividend, the gain would be treated as a dividend to the extent of the Aquesta stockholder’s ratable share of United’s accumulated earnings and profits as calculated for United States federal income tax purposes. See “Possible Treatment of Cash as a Dividend.”
Possible Treatment of Cash as a Dividend.
There are certain circumstances in which all or part of the gain recognized by a U.S. holder will be treated as a dividend rather than as capital gain. In general, such determination depends on whether, and to what extent, the merger reduces a U.S. holder’s percentage share ownership interest in United that the U.S. holder actually and constructively owns in comparison to the percentage interest the U.S. holder actually and constructively would have owned in United had such U.S. holder received only United common stock (and no cash) in the merger. Because the possibility of dividend treatment depends primarily upon a U.S. holder’s particular circumstances, including the application of certain constructive ownership rules, a U.S. holder should consult its own tax advisor regarding the potential income tax treatment by the U.S. holder of any gain recognized in connection with the merger.
Cash Received in Lieu of a Fractional Share.
If a U.S. holder receives cash in the merger instead of a fractional share interest in United common stock, the U.S. holder will be treated as having received such fractional share in the merger, and then as having received cash in exchange for such fractional share. Gain or loss would be recognized in an amount equal to the difference between the amount of cash received and the Aquesta stockholder’s adjusted tax basis allocable to such fractional share. Except as described in the section entitled “Possible Treatment of Cash as a Dividend”, this gain or loss generally will be a capital gain or loss, and will be long-term capital gain or loss if, as of the effective date of the merger, the U.S. holder’s holding period for its shares of Aquesta stock for more than one year.
Tax Basis in, and Holding Period for, United Common Stock.
The aggregate tax basis of the United common stock received by a U.S. holder as a result of the merger (including any fractional share deemed received and redeemed as described above) will be the same as such stockholder’s aggregate tax basis in its Aquesta common stock surrendered in the merger, decreased by the amount of cash received in exchange for such Aquesta common stock (excluding any cash received in lieu of a fractional share of United common stock) and increased by the amount of gain, if any, recognized in the exchange (excluding any gain recognized with respect to a fractional share of United common stock deemed sold in the merger). The holding period of the United common stock (including any fractional share deemed received and redeemed as described above) a U.S. holder receives as a result of the exchange will include the holding period of Aquesta common stock surrendered in the merger. If a U.S. holder has differing bases or holding periods in respect of its shares of Aquesta common stock, it should consult its own tax advisor with regard to identifying the bases or holding periods of the particular shares of United common stock received in the exchange.
Backup Withholding and Information Reporting.
A noncorporate U.S. holder may be subject under certain circumstances to information reporting and backup withholding (currently at a rate of 24%) on any cash payments received. A U.S. holder generally will not be subject to backup withholding, however, if such U.S. holder (1) furnishes a correct taxpayer identification number, certifies that it is not subject to backup withholding and otherwise complies with all the applicable requirements of the backup withholding rules; or (2) provides proof that it is otherwise exempt from backup withholding. Any amounts withheld under the backup withholding rules are not an additional tax and generally will be allowed as a refund or credit against the U.S. holder’s U.S. federal income tax liability, provided such U.S. holder timely furnishes the required information to the IRS. U.S. holders should consult their own tax advisors regarding the application of backup withholding based on their particular circumstances and the availability and procedure for obtaining an exemption from backup withholding.
An Aquesta stockholder that receives United common stock as a result of the merger will be required to retain records pertaining to the merger. Each Aquesta stockholder that is required to file a U.S. federal income tax return and that is a “significant holder” will be required to file a statement with such U.S. federal income tax return in accordance with U.S. Treasury Regulations Section 1.368-3 setting forth information regarding the parties to the merger, the date of the merger, such Aquesta stockholder’s basis in the Aquesta common stock surrendered, and the fair market value of the United common stock and cash received in the merger. A “significant holder” is a holder of Aquesta common stock that receives United common stock in the merger and that, immediately before the merger, owned (1) at least 1% of the outstanding stock of Aquesta or (2) securities of Aquesta with a basis for federal income tax purposes of at least $1 million.
The foregoing tax discussion is only a summary. The discussion of U.S. federal income tax consequences set forth above is for general information only and does not purport to be a complete analysis or listing of all potential tax effects that may apply or be important to a U.S. holder of Aquesta stock. This discussion of certain material U.S. federal income tax consequences is not intended to be, and should not be construed as, tax advice. All holders of Aquesta common stock should consult their own tax advisors with respect to the application of U.S. federal income tax laws to their particular situations as well as any tax consequences arising under the U.S. federal estate or gift tax rules, or under the laws of any state, local, foreign or other taxing jurisdiction or under any applicable tax treaty.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF AQUESTA
The following sets forth the beneficial ownership of Aquesta’s outstanding shares of common stock as of July 19, 2021 by (i) each director and executive officer of Aquesta and Aquesta Bank, (ii) all directors and executive officers of Aquesta and Aquesta Bank as a group, and (iii) each person or entity who is known by Aquesta to beneficially own more than 5% of the outstanding shares of Aquesta common stock.
The percentage of beneficial ownership is calculated in relation to the 4,319,915 outstanding shares of Aquesta common stock as of July 19, 2021. Beneficial ownership is determined in accordance with the rules of the SEC, which generally attribute beneficial ownership of securities to persons who possess sole or shared voting or investment power with respect to those securities, and includes shares issuable pursuant to the exercise of stock options and other rights that are exercisable within 60 days of July 19, 2021. Except as otherwise indicated, to Aquesta’s knowledge, the persons or entities identified in the table below have sole voting and investment power with respect to all shares shown as beneficially owned by them. Unless otherwise indicated, the address for each listed stockholder is c/o Aquesta Financial Holdings, Inc., 19510 Jetton Road, Cornelius, North Carolina 28031.
Name and Address of Beneficial Owner	Shares Beneficially Owned(1)(2)(3)	Percentage Beneficially Owned(4)
Directors and Executive Officers:
Tim Beck	46,391	1.07%
James R. Borders, Jr.	109,577	2.49%
Jeff Brinkman	3,000	*
Spencer Cohn	0	*
Kristin Couch	37,489	*
Greg Dickinson	7,900	*
Paul A. Dougovito	126,601	2.93%
Jonathan E. Dressler	61,757	1.42%
Jim Engel	517,705	11.46%
Rick Eveson	11,050	*
J. David Goodrum	53,817	1.24%
Ginger Griffin	122,848	2.80%
Carol Houle	120	*
Paul Jaszewski	31,879	*
Jeanne Jordan	5,000	*
Charles Knox, Jr.	45,992	1.06%
Craig M. Larsen	77,416	1.77%
Kristen Maxwell	6,200	*
Alison J. Smith	42,190	*
All directors and executive officers as a group (18 individuals)	1,306,932	27.00%
5% or Greater Stockholders:
Castle Creek Capital Partners VII, LP(5)	1,454,400	25.73%
Alliance Bernstein L.P.(6)	531,825	12.31%

*
Less than 1%.

(1)
Except as otherwise noted, to the best knowledge of Aquesta’s management, the above individuals and group exercise sole voting and investment power with respect to all shares shown as beneficially owned other than the following shares as to which such powers are shared: Mr. Dougovito — 90,232 shares; Mr. Dressler — 2,400 shares; Mr. Engel — 134,895 shares; Mr. Goodrum — 5,727 shares; Ms. Griffin — 58,752 shares.
(2)
Included in the beneficial ownership tabulations are the following shares underlying options to purchase shares of common stock that were outstanding and exercisable as of July 19, 2021 (or will become exercisable within 60 days of such date): Mr. Beck — 25,955 shares; Mr. Borders — 48,520 shares; Ms. Couch — 19,008 shares; Mr. Dougovito — 2,842 shares; Mr. Dressler — 20,487 shares; Mr. Engel — 150,816 shares; Mr. Goodrum — 22,140 shares; Ms. Griffin — 44,931 shares; Dr. Jaszewski — 14,781 shares; Mr. Knox — 12,349 shares; and Mr. Larsen — 25,880 shares.

(3)
Included in the beneficial ownership tabulations are the following share underlying warrants to purchase shares of common stock that were outstanding and exercisable as of July 19, 2021 (or will become exercisable within 60 days of such date): Mr. Borders — 26,497 shares; Mr. Dressler — 9,494 shares; Mr. Engel — 47,128 shares; Ms. Griffin — 15,709 shares; Dr. Jaszewski — 1,640 shares; Mr. Knox — 16,363 shares; and Mr. Larsen — 16,694 shares.

(4)
The calculation of the percentage of class beneficially owned by the individual or group is based on the sum of (i) 4,319,915 outstanding shares of common stock as of July 19, 2021, and (ii) warrants and stock options capable of being exercised within 60 days of July 19, 2021 by the individual or the group.

(5)
Includes 1,183,400 shares of common stock underlying 11,834 shares of the Company’s convertible perpetual preferred stock, series A, and 150,000 shares of common stock issuable upon the exercise of warrants exercisable within 60 days after July 19, 2021. The address of Castle Creek Capital Partners VII, LP is 6051 El Tordo, Rancho Santa Fe, California 92067.

(6)
The address of Alliance Bernstein L.P. is 1345 Avenue of the Americas, New York, New York 10105.

DESCRIPTION OF CAPITAL STOCK OF UNITED
As a result of the merger, Aquesta stockholders who receive shares of United common stock in the merger will become shareholders of United. Your rights as a shareholder of United will be governed by the GBCC, the United articles of incorporation, and the United bylaws. The following briefly summarizes the material terms of the capital stock of United. We urge you to read the applicable provisions of the GBCC, the United articles of incorporation, and the United bylaws. United’s articles of incorporation and bylaws are incorporated herein by reference and will be sent to shareholders of United and stockholders of Aquesta upon request. See “Where You Can Find More Information.”
Authorized Capital Stock
United’s articles of incorporation authorize the issuance of 200,000,000 shares of common stock, 30,000,000 shares of non-voting common stock, and 10,000,000 shares of preferred stock, all with a par value of $1.00 per share, of which 4,000 shares of preferred stock are designated as 6.875% Non-Cumulative Preferred Stock, Series I, which we refer to as the United Series I preferred stock. As of July 30, 2021, United has 86,696,123 shares of common stock, no shares of non-voting common stock, and 4,000 shares of Series I preferred stock outstanding.
United Common Stock
Voting Rights
Subject to such voting rights, if any, of any preferred stock, all voting rights are vested in the holders of United common stock. Each holder of United common stock is entitled to one vote per share on any issue requiring a vote at any meeting. There are no cumulative voting rights in the election of directors.
Preemptive Rights
No holder of shares of any class of United’s common stock has or will have any right, pre-emptive or other, to subscribe for or to purchase from United any of the shares of any class of United capital stock that may be issued or sold in the future.
Dividends
Subject to the preferential dividend rights, if any, of any non-voting common stock or preferred stock that might be issued and outstanding from time to time, the holders of United common stock will be entitled to share equally in such dividends as United’s board of directors may declare on United’s common stock from sources legally available therefor. The determination and declaration of dividends is within the discretion of United’s board of directors.
Liquidation
After distribution in full of any preferential amount to be distributed to the holders of any non-voting common stock or preferred stock that might be issued and outstanding from time to time, holders of United common stock will be entitled to receive, in the event of the voluntary or involuntary liquidation, dissolution, distribution of assets or winding-up of United, all of United’s remaining assets of whatever kind available for distribution to United’s shareholders, after payment or provision for payment of all of United’s debts and liabilities, ratably in proportion to the number of shares of United common stock held by them.
United Series I Preferred Stock
Voting Rights
Holders of United Series I preferred stock generally do not have any voting rights, except as required under the GBCC or as may be required by NASDAQ rules. However, United may not amend its articles of incorporation so as to materially and adversely affect the rights of the United Series I preferred stock, issue capital stock ranking senior to the United Series I preferred stock or take certain other actions without the approval of holders of at least two-thirds (2/3) of all outstanding shares of the United Series I preferred stock and any other series or class of capital stock of United ranking equally to the United Series I preferred stock then outstanding and entitled to vote thereon, voting together as a single class in proportion to their respective liquidation preferences. In addition, holders of the United Series I preferred stock, voting together as a single class in proportion to their respective liquidation preferences with holders of any and all other series of voting preferred stock then outstanding, will be entitled to elect two additional members to United’s board of directors if United has not paid dividends on the United Series I preferred stock for six or more quarterly dividend periods, whether or not consecutive.
Redemption
The United Series I preferred stock has no stated maturity date, is not subject to any mandatory redemption, sinking fund or other similar provisions and will remain outstanding unless redeemed at United’s option. United may redeem the United Series I preferred stock, (i) in whole or in part, from time to time, on any dividend payment date on or after September 15, 2025, or (ii) in whole but not in part, at any time within 90 days following a “regulatory capital treatment event” (as defined in the certificate of designations for the United Series I preferred stock), in each case at a redemption price equal to $25,000.00 per share, plus any declared and unpaid dividends, without accumulation of any undeclared dividends to, but excluding, the redemption date.
Dividends
Non-cumulative cash dividends on the liquidation preference of $25,000 per share of the United Series I preferred stock are payable quarterly in arrears when, as and if declared by United’s board of directors at a rate of 6.875% per year from the date of the issuance to. In the event that United has not declared a dividend on the United Series I preferred stock for the most recently completed dividend period, the ability of United to pay or declare and set aside for payment dividends, or to redeem, purchase or acquire United common stock or any other stock ranking junior to or on parity with the United Series I preferred stock is subject to restrictions.
Liquidation
Holders of United Series I preferred stock will be entitled to receive for each share of, in the event of the voluntary or involuntary liquidation, dissolution, distribution of assets or winding-up of United, (i) an amount equal to $25,000 plus all dividends that have been declared but not paid prior to the date of payment of such distribution, or (ii) if United’s assets are not sufficient to pay the foregoing amount, all of United’s remaining assets available for distribution to United’s shareholders, after payment or provision for payment of all United’s debts and liabilities, ratably in proportion in accordance with the respective aggregate liquidation preferences of the United Series I preferred stock and all classes and series of stock ranking equally to the United Series I preferred stock.
General
Classified Board
United’s board or directors is not classified and each member is elected annually. United’s articles of incorporation provide that directors can only be removed for cause and upon the affirmative vote of the holders of two-thirds of the issued and outstanding shares entitled to vote on such matter.
Assessment and Other Provisions
The outstanding shares of United’s common stock are and, upon payment of consideration payable therefor, any shares of common stock issued by United in the future will be, fully paid and nonassessable. United’s common stock does not have any conversion rights and is not subject to any redemption provisions. No shares of any class of United’s capital stock are subject to any sinking fund provisions or to calls, assessments by, or liabilities of United.

Issuance of Non-voting Common Stock
United’s non-voting common stock is issuable at any time, and from time to time, bearing such dividend, conversion, liquidation and other rights and preferences as United’s board of directors may determine. The non-voting common stock could be issued for any lawful corporate purpose without further action by United’s shareholders. The issuance of any non-voting common stock having conversion rights could have the effect of diluting the interests of the other shareholders. Shares of non-voting common stock also could be issued with such rights, privileges and preferences as would deter a tender or exchange offer or to discourage the acquisition of control of United.
Issuance of Preferred Stock
United’s preferred stock is issuable at any time, and from time to time, in such amounts and series and bearing such voting, dividend, conversion, liquidation and other rights and preferences as United’s board of directors may determine. The preferred stock could be issued for any lawful corporate purpose without further action by United’s shareholders. The issuance of any preferred stock having conversion rights could have the effect of diluting the interests of the other shareholders. Shares of preferred stock also could be issued with such rights, privileges and preferences as would deter a tender or exchange offer or to discourage the acquisition of control of United.
Anti-Takeover Provisions
United’s articles of incorporation contain certain other provisions that could impede or delay a change in control of United, including:
•
a provision that allows directors, in discharging their fiduciary duties, in addition to considering the effects of any action on United or its shareholders, to consider interests of United’s employees, customers, suppliers, and creditors, and the communities in which United’s offices or other establishments are located when considering an acquisition proposal;

•
a provision that requires, in addition to any affirmative vote required by law, and subject to the provisions of any series of preferred stock that may at the time be outstanding, the affirmative vote of the holders of not less than 75% of the outstanding shares of United’s common stock other than those beneficially owned (as defined in United’s articles of incorporation) by an Interested Shareholder (as defined in United’s articles of incorporation, but generally a person who owns 10% or more of the shares of United common stock) for the approval or authorization of any Business Combination (as defined in United’s articles of incorporation, but including transactions such as a merger or other acquisition) of United with such Interested Shareholder; provided, that the 75% voting requirement is not applicable if the Business Combination is approved by three-fourths of all members of United’s board of directors;

•
a provision that amendments to United’s articles of incorporation and certain provisions in United’s bylaws must be approved by a majority of the outstanding shares of United’s capital stock entitled to vote;

•
a provision that any special meeting of shareholders may be called only by United’s chairman, chief executive officer, president, chief financial officer, board of directors, or the holders of 25% of the outstanding shares of United’s capital stock entitled to vote; and

•
a provision establishing certain advance notice procedures for matters to be considered at an annual meeting of United’s shareholders.

COMPARISON OF STOCKHOLDERS’ AND SHAREHOLDERS’ RIGHTS
If the merger is completed, Aquesta stockholders will receive shares of United common stock in the merger. United is organized under the laws of the State of Georgia and Aquesta is organized under the laws of the State of Nevada. The following is a summary of the material differences between (1) the current rights of Aquesta stockholders under the Aquesta articles of incorporation and bylaws and (2) the current rights of United shareholders under the United articles of incorporation and bylaws.
United and Aquesta believe that this summary describes the material differences between the rights of United shareholders as of the date of this proxy statement/prospectus and the rights of Aquesta stockholders as of the date of this proxy statement/prospectus; however, it does not purport to be a complete description of those differences. Copies of United’s governing documents have been filed with the SEC. To find out where copies of these documents can be obtained, please see “Where You Can Find More Information.”
AQUESTA	UNITED
AUTHORIZED CAPITAL STOCK
Aquesta is authorized to issue up to (i) 10,000,000 shares of common stock, par value $0.01 per share, and (ii) 1,000,000 shares of preferred stock, no par value per share, of which 17,000 shares have been designated as Aquesta convertible preferred stock. As of July 30, 2021, Aquesta had outstanding (i) 4,319,915 shares of common stock, and (ii) 11,834 shares of Aquesta convertible preferred stock.	United is authorized to issue up to (i) 200,000,000 shares of common stock, par value $1.00 per share, (ii) 30,000,000 shares of non-voting common stock, $1.00 par value per share, and (iii) 10,000,000 shares of preferred stock, $1.00 par value per share, of which 4,000 are designated as Series I preferred stock. As of July 30, 2021, there were 86,696,123 shares of United common stock outstanding, no shares of United non-voting common stock outstanding and 4,000 shares of United preferred stock outstanding, consisting of 4,000 shares of United Series I preferred stock.
VOTING LIMITATIONS
Each share of Aquesta common stock entitles the holder thereof to one vote on all matters upon which stockholders have the right to vote. Aquesta stockholders are not entitled to cumulate their votes for the election of directors. Holders of Aquesta convertible preferred stock generally do not have any voting rights, except as may otherwise be required by law or as set forth in the Certificate of Designation establishing the voting powers, designations, preferences, limitations, restrictions and relative rights of the Aquesta convertible preferred stock. The Aquesta board of directors has determined that the holders of Aquesta convertible preferred stock are entitled to vote on the merger under the Certificate of Designation for the Aquesta convertible preferred stock.	Each share of United common stock is entitled to one vote on each matter voted on at a meeting of United’s shareholders.
RIGHTS OF PREFERRED STOCK
The Aquesta convertible preferred stock is currently the only series of Aquesta preferred stock that is outstanding. As of the date hereof, the sole holder of Aquesta convertible preferred stock is Castle Creek. So long as any shares of Aquesta convertible preferred stock are issued and outstanding, Aquesta	United’s articles of incorporation provide that the United board of directors may issue, without any further vote or action by the shareholders, shares of preferred stock in one or more series and, with respect to each such series, fix the number of shares constituting the series and the designation of the

AQUESTA	UNITED
may not (including by means of merger, consolidation or otherwise), without obtaining the approval of the holders of a majority of the issued and outstanding shares of Aquesta convertible preferred stock, (a) alter or change the rights, preferences, privileges or restrictions provided for the benefit of the holders of the Aquesta convertible preferred stock so as to affect them adversely, (b) increase or decrease the authorized number of shares of Aquesta convertible preferred stock or (c) enter into any agreement, merger or business consolidation, or engage in any other transaction, or take any action that would have the effect of adversely changing any preference or any relative or other right provided for the benefit of the holders of the Aquesta convertible preferred stock. Castle Creek, as the sole holder of the Aquesta convertible preferred stock, has entered into a support agreement with United pursuant to which Castle Creek has agreed to vote all the shares of Aquesta common stock and Aquesta convertible preferred stock that it owns in favor of approval of the merger. Pursuant to the terms of the merger agreement and the Aquesta articles of incorporation, as amended, each share of Aquesta convertible preferred stock will automatically convert into 100 shares of Aquesta common stock immediately prior to the effective time of the merger. The full rights of the holders of Aquesta convertible preferred stock are set forth in Aquesta’s articles of incorporation, as amended.	series, the voting rights (if any) of the shares of the series, and the powers, preferences and relative, participation, optional and other special rights, if any, and any qualifications, limitations or restrictions, of the shares of such series. As of the date hereof, there were 4,000 shares of preferred stock outstanding, all of which are designated as the United Series I preferred stock.
SIZE OF BOARD OF DIRECTORS
Aquesta’s bylaws provide that the number of directors on the Aquesta board of directors may range from five to 21 directors. Within the foregoing limits, the number of directors is determined only by a resolution of the Aquesta board of directors. The Aquesta board of directors is currently composed of 12 directors. On January 31, 2019, Aquesta entered into a stockholder agreement with Castle Creek that entitles Castle Creek to have one representative on the Aquesta board of directors so long as Castle Creek owns in the aggregate at least 4.9% of the outstanding shares of Aquesta common stock.	United’s bylaws provide that the number of directors on United’s board of directors may range from eight to 14. The number of directors may be increased or decreased from time to time by the board of directors by resolution, but no decrease shall have the effect of shortening the term of an incumbent director. United’s board of directors is currently comprised of ten directors.
CLASSES OF DIRECTORS
Pursuant to Aquesta’s bylaws, the Aquesta board of directors is divided into three classes, with each class being as nearly equal in number as possible. At each annual meeting of stockholders following the initial	United’s board of directors consists of one class. All directors serve a one-year term, expiring at the next annual meeting of shareholders or until their respective successors are duly elected and qualified.

AQUESTA	UNITED
classification of the board, directors elected to succeed those directors whose terms expire are elected for a term of three years or until their successors are elected and qualified. In the event of any increase or decrease in the number of directors, the additional or eliminated directorships shall be so classified or chosen so that all classes of directors shall remain and become equal in number, as nearly as possible.
REMOVAL OF DIRECTORS
As a Nevada corporation, and pursuant to the NRS, an Aquesta director may be removed as a director only by the vote of stockholders representing not less than two-thirds of the voting power of the issued and outstanding stock entitled to vote.	The articles of incorporation of United provide that directors may be removed only for cause and only upon the affirmative vote of the holders of two-thirds of the issued and outstanding shares entitled to vote on the removal.
FILLING VACANCIES ON THE BOARD OF DIRECTORS
Subject to the rights of the holders of the Aquesta convertible preferred stock, Aquesta’s bylaws provide that vacancies in the office of director, including vacancies created by newly created directorships resulting from an increase in the number of directors, may be filled only by a vote of a majority of the directors then holding office, whether or not a quorum, at any regular or special meeting of the board called for that purpose. Any director so elected will serve for the remainder of the full term of the class of directors in which the new directorship was created or the vacancy occurred. If a vacancy occurs on the Aquesta board of directors related to the board representative appointed by Castle Creek, then Castle Creek has the right to designate the replacement of its representative, so long as Castle Creek continues to own 4.9% of the shares of Aquesta’s outstanding common stock.	United’s bylaws provide that a vacancy occurring in the board of directors for any reason may be filled for the unexpired term, unless the shareholders have elected a successor, by the affirmative vote of a majority of the remaining directors, whether or not the remaining directors constitute a quorum.
SPECIAL MEETINGS OF STOCKHOLDERS OR SHAREHOLDERS
Aquesta’s bylaws provide that special meetings of stockholders may be called at any time only by the chairman of the board, the president or the chief executive officer or by resolution of at least three-fourths of the directors then in office. At a special meeting of Aquesta stockholders, no business may be transacted and no corporate action may be taken other than that stated in the notice of meeting.	United’s bylaws provide that special meetings may be called by the board of directors, the chairman of the board of directors, the chief executive officer, the president or the chief financial officer and by the holders of at least 25% of the shares entitled to vote on the matter considered at the annual meeting.

AQUESTA	UNITED
QUORUM
Except as otherwise provided by law, Aquesta’s bylaws, or Aquesta’s articles of incorporation, as amended, a majority of the voting power, which includes the voting power that is present in person or by proxy, constitutes a quorum for the transaction of business at a stockholders’ meeting.	Under United’s bylaws, except as otherwise provided by law or by United’s articles of incorporation, the holders of record of a majority of the shares of capital stock of United, issued and outstanding, entitled to vote at the meeting, present in person or by proxy shall constitute a quorum at a meeting of shareholders.
NOTICE OF STOCKHOLDER OR SHAREHOLDER MEETINGS
Aquesta’s bylaws provide that, except as otherwise provided by law, written notice stating the place, date and hour of any meeting of stockholders must be delivered to each stockholder of record entitled to vote at such meeting not less than 10, nor more than 60, days before the date of such meeting. Any notice of meeting for a special meeting of stockholders must also include the purpose(s) for which the meeting is called.	United’s bylaws provide that written notice of the date, time and place of each annual and annual meeting of United’s shareholders will be given no fewer than ten days nor more than 60 days before the meeting date to each shareholder of record entitled to vote at the meeting.
ADVANCE NOTICE OF STOCKHOLDER OR SHAREHOLDER PROPOSALS

Aquesta’s bylaws provide that for a proposal to be properly brought before an annual meeting by a stockholder, the stockholder must be a stockholder of record and have given timely notice thereof in writing to Aquesta’s Secretary. To be timely, a stockholder’s notice must be delivered to or received by the Secretary not later than the following dates: (i) 90 days in advance of the anniversary of the previous year’s annual meeting if the current year’s meeting is to be held within 30 days prior to, on the anniversary date of, or after the anniversary of the previous year’s annual meeting; and (ii) with respect to an annual meeting of stockholders held at a time other than within the time periods set forth in the immediately preceding clause (i), the close of business on the 10th day following the date on which notice of such meeting is first given to stockholders.
A stockholder’s notice to the Secretary shall set forth as to the matter the stockholder proposes to bring before the annual meeting (a) a brief description of the proposal desired to be brought before the meeting, the reasons for conducting such business at the meeting and any material interest in such business of such stockholder and the beneficial owner, if any, on whose behalf the proposal is made; (b) the name and address of the stockholder proposing such business; (c) the class and number of shares of Aquesta which are owned of record by the
United’s bylaws provide that for business to be brought properly before an annual meeting by a shareholder, the shareholder must have given timely notice of the business in writing to the Secretary. To be timely, the notice must be delivered or mailed to and received at the principal offices of United on or before the later to occur of (i) 14 days prior to the annual meeting or (ii) five days after notice of the meeting is provided to the shareholders. A shareholder’s notice must set forth (i) a brief description of each matter of business the shareholder proposes to bring before the meeting and the reasons for conducting the business at the meeting; (ii) the name, as it appears on United’s books, and address of the shareholder proposing the business; (iii) the series or class and number of shares of United’s capital stock that are beneficially owned by the shareholder; and (iv) any material interest of the shareholder in the proposed business.

AQUESTA	UNITED
stockholder and the dates upon which such shares were acquired; (d) the identification of any person employed, retained, or to be compensated by the stockholder submitting the proposal, or any person acting on his or her behalf, to make solicitations or recommendations to stockholders for the purpose of assisting in the passage of such proposal, and a brief description of the terms of such employment, retainer or arrangement for compensation; (e) a representation that the stockholder is a holder of record of Aquesta stock entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to propose such new business; (f) a representation whether the stockholder intends or is part of a group that intends to (1) deliver a proxy statement and/or form of proxy to holders of at least the percentage of Aquesta’s outstanding capital stock required to approve or adopt the proposal and/or (2) otherwise solicit proxies from stockholders in support of such proposal; and (g) all such other information regarding such proposal as would be required to be included in a proxy statement filed pursuant to the SEC’s proxy rules or required to be delivered to Aquesta pursuant to the SEC’s proxy rules (whether or not Aquesta is then subject to such rules).
LIMITATION OF PERSONAL LIABILITY OF OFFICERS AND DIRECTORS
Aquesta’s articles of incorporation, as amended, provide that no director or officer of Aquesta shall be personally liable to Aquesta or its stockholders for damages for breach of fiduciary duty as a director or officer involving any act or omission of any such director or officer. However, the foregoing provision does not eliminate or limit the liability of a director or officer for (i) acts or omissions that involve intentional misconduct, fraud or a knowing violation of law, (ii) the payment of unlawful dividends in violation of the NRS; or (iii) liability that is not permitted to be eliminated under applicable law.	United’s articles of incorporation provide that no director of United shall be personally liable to United or its shareholders for breach of his or her duty of care or other duty as a director, but only to the extent permitted from time to time by the Georgia Business Corporation Code.
INDEMNIFICATION OF DIRECTORS AND OFFICERS AND INSURANCE
Aquesta’s articles of incorporation, as amended, provide that every person who was or is a party, or is threatened to be made party to or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she or a person of whom he or she is the legal representative is or was a director or officer of Aquesta, or is or was serving at the request of Aquesta as a director or officer of	United’s bylaws require it to indemnify its directors, officers, employees, and agents against judgments, fines, penalties, amounts paid in settlement, and expenses, including attorneys’ fees, resulting from various types of legal actions or proceedings instituted by third parties if the actions of the director, officer, employee, or agent being indemnified meet the standards of conduct specified therein.

AQUESTA	UNITED

another corporation, or as its representative in a partnership, joint venture, trust or other enterprise, shall be indemnified and held harmless to the fullest extent legally permissible under the laws of the State of Nevada, from time to time against all expenses, liability and loss (including attorney’s fees, judgments, fines and amounts paid or to be paid in settlement) reasonably incurred or suffered by him or her in connection therewith, except that there shall be no indemnification to the extent such indemnification is not permitted under Section 1828(k) of Title 12 of the United States Code and the implementing regulations thereunder.
The foregoing rights of indemnification are not exclusive of any other right that such directors, officers or representatives may have or later acquire, and, without limiting the generality of such statement, they shall be entitled to their respective rights of indemnification under any bylaw, agreement, vote of stockholders, provision of law, or otherwise.
Expenses of directors and officers incurred in defending a civil or criminal action, suit or proceeding by reason of any act or omission of such director or officer acting as a director or officer are to be paid by Aquesta as they are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of any undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he or she is not entitled to be indemnified by Aquesta.
The indemnification and advancement of expenses provided described above continues for a person who has ceased to be a director, officer, employee or agent, and inures to the benefit of the heirs, executors and administrators of such person.
Aquesta’s articles of incorporation, as amended, permit the Aquesta board of directors to cause Aquesta to purchase and maintain insurance, or make other financial arrangements on behalf of any person who is or was a director or officer of Aquesta, against any liability asserted against such person and incurred in any such capacity or arising out of such status.

In addition, United’s bylaws require it to indemnify its directors, officers, employees, and agents for expenses actually and reasonably incurred in connection with legal actions or proceedings instituted by or in the right of United to procure a judgment in its favor, if the actions of the director, officer, employee, or agent being indemnified meet the standards of conduct set forth therein. However, United will not indemnify a director, officer, employee, or agent for such expenses if such person is adjudged liable to United, unless so ordered by the court in which the legal action or proceeding is brought.
A determination concerning whether or not the applicable standard of conduct has been met by a director, officer, employee, or agent seeking indemnification must be made by (1) a disinterested majority of the Board of Directors, (2) United’s legal counsel, if a quorum of disinterested directors is not obtainable or if the disinterested directors so order, or (3) an affirmative vote of a majority of shares held by the shareholders. No indemnification may be made to or on behalf of a director, officer, employee, or agent in connection with any other proceeding in which such person was adjudged liable on the basis that personal benefit was improperly received by him or her.
As provided under Georgia law, the liability of a director may not be eliminated or limited (1) for any appropriation, in violation of his duties, of any business opportunity of United, (2) for acts or omissions which involve intentional misconduct or a knowing violation of law, (3) for unlawful corporate distributions, or (4) for any transaction from which the director received an improper benefit.
Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to United’s directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, United has been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.
United’s directors and officers are insured against losses arising from any claim against them as such for wrongful acts or omission, subject to certain limitations.

AMENDMENTS TO ARTICLES OF INCORPORATION AND BYLAWS
Under Chapter 78 of the NRS, and subject to certain limited exceptions delineated therein, every	United’s articles of incorporation specifically provide that any amendment or repeal of any

AQUESTA	UNITED

amendment to Aquesta’s articles of incorporation must be adopted by the Aquesta board of directors and submitted to the stockholders for approval. For the amendment to be approved by stockholders, such amendment must be approved by stockholders holding shares in Aquesta representing at least a majority of the voting power.
If any proposed amendment would adversely alter or change any preference or any relative or other right given to any class or series of outstanding shares, then, in addition to any approval otherwise required, the amendment must be approved by the holders of shares representing a majority of the voting power of each class or series adversely affected by the amendment regardless of limitations or restrictions on the voting power thereof. Different series of the same class of shares do not constitute different classes of shares for the purpose of voting by classes except when the series is adversely affected by an amendment in a different manner than other series of the same class.
Aquesta’s articles of incorporation, as amended, provide that the Aquesta board of directors has the exclusive authority to adopt, amend, or repeal from time to time Aquesta’s bylaws. Aquesta’s bylaws provide that the bylaws may be amended or repealed at any regular or special meeting of the entire board by the vote of two-thirds of the members of the entire board then in office; provided, however, that any bylaw made by the board may be altered, amended, rescinded or repealed by the holders of shares of capital stock entitled to vote thereon at any annual meeting or at any special meeting called for that purpose in accordance with the percentage requirements set forth the bylaws.

provision of the articles of incorporation or Article II (Shareholders’ Meetings) or Article III (Board of Directors) of the bylaws requires the affirmative vote of holders of a majority of the shares of United’s capital stock then issued and outstanding and entitled to vote on such matters.
United’s bylaws provide that United’s board of directors may alter, amend or repeal United’s bylaws or adopt new bylaws, subject to the voting requirement included in United’s articles of incorporation. Any bylaws adopted by United’s board of directors may be altered, amended or repealed, and new bylaws adopted, by the shareholders of United.

ACTION BY WRITTEN CONSENT OF THE STOCKHOLDERS OR SHAREHOLDERS
Aquesta’s bylaws and articles of incorporation, as amended, do not expressly address action by written consent of stockholders. As a Nevada corporation, action by written consent by Aquesta stockholders is therefore governed by Chapter 78 of the NRS. Under the NRS, any action required or permitted to be taken at a meeting of the Aquesta stockholders may be taken without a meeting if, before or after the action, a written consent thereto is signed by stockholders holding at least a majority of the voting power, except that if a different proportion of voting power is required for such an action at a meeting, then that proportion of written consents is required.	United’s bylaws provide that any action required or permitted to be taken at a meeting of shareholders may be taken without a meeting if a written consent (or consents) has been signed by the holders of outstanding United capital stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent must be given to those shareholders who have not consented in writing.

COMPARATIVE MARKET PRICES AND DIVIDENDS
United common stock is listed on NASDAQ under the symbol “UCBI,” and Aquesta common stock is quoted on the OTC Pink Open Market under the symbol “AQFH.” The following table sets forth for the periods indicated the high and low reported intraday sales prices per share of United common stock and Aquesta common stock on NASDAQ and the OTC Pink Open Market, respectively, and the cash dividends declared per share.
	United Common Stock			Aquesta Common Stock
	High	Low	Dividend	High	Low	Dividend
Quarter Ended:
September 30, 2021 (through August 4, 2021)	$32.48	$27.80	$—	$21.00	$18.75	$—
June 30, 2021	35.47	31.24	0.19	21.50	11.81	—
March 31, 2021	36.67	29.33	0.19	11.94	10.90	—
December 31, 2020	28.94	16.69	0.18	11.00	9.40	0.12
September 30, 2020	20.60	15.73	0.18	10.00	9.38	—
June 30, 2020	24.35	14.95	0.18	10.30	9.68	—
March 31, 2020	31.02	15.71	0.18	12.15	9.88	—
December 31, 2019	31.66	27.01	0.18	11.60	10.67	0.11
September 30, 2019	29.28	25.24	0.17	11.30	10.61	—
June 30, 2019	28.98	24.91	0.17	11.50	10.52	—
On May 26, 2021, the last trading day before the date of public announcement of the merger agreement, the closing sale price of shares of United common stock as reported on NASDAQ was $33.79. On August 4, 2021, the last practicable trading day before the date of this proxy statement/prospectus, the closing sale price of shares of United common stock as reported on NASDAQ was $28.65.
On May 24, 2021, the last trading day before the date of public announcement of the merger agreement, the closing sale price of shares of Aquesta common stock as reported on the OTC Pink Open Market was $12.95. On August 4, 2021, the last practicable trading day on which shares of Aquesta common stock were actively traded before the date of this proxy statement/prospectus, the closing sale price of shares of Aquesta common stock as reported on the OTC Pink Open Market was $19.35.
As of July 30, 2021, the last date prior to printing this proxy statement/prospectus for which it was practicable to obtain this information for United and Aquesta, respectively, there were approximately 7,454 registered holders of United common stock and approximately 278 registered holders of Aquesta common stock.
The following table shows the closing sale prices of United common stock and Aquesta common stock as reported on NASDAQ and the OTC Pink Open Market, on May 26, 2021, the last trading day before the date of public announcement of the merger agreement, and on August 4, 2021, the last practicable trading day before the date of this proxy statement/prospectus. The table also shows the implied value of the merger consideration payable for each share of Aquesta common stock, which we calculated by multiplying the closing price of United common stock on those dates by the exchange ratio of 0.6386.
	United Common Stock	Aquesta Common Stock	Implied Value of One Share of Aquesta Common Stock
May 26, 2021	$33.79	$12.95	$21.58
August 4, 2021	$28.65	$19.35	$18.29
United shareholders and Aquesta stockholders are advised to obtain current market quotations for United common stock and Aquesta common stock. The market price of United common stock and Aquesta common stock will fluctuate between the date of this proxy statement/prospectus and the date of completion of the merger. No assurance can be given concerning the market price of Aquesta common stock before the effective time or United common stock before or after the effective time. Changes in the market price of United common stock prior to the completion of the merger will affect the market value of the merger consideration that Aquesta stockholders receive upon completion of the merger.

LEGAL MATTERS
The validity of the United common stock to be issued in connection with the merger will be passed upon for United by Nelson Mullins Riley & Scarborough LLP, Greenville, South Carolina. Certain U.S. federal income tax consequences relating to the merger will be passed upon for Aquesta by Wyrick Robbins Yates & Ponton LLP, Raleigh, North Carolina.
EXPERTS
United
The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2020 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.
Aquesta
The consolidated financial statements of Aquesta as of December 31, 2020 and December 31, 2019 and for the years then ended included herewith have been audited by Wipfli LLP, an independent auditor, and are included in reliance upon the reports of such auditor given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION
United has filed with the SEC a registration statement under the Securities Act of 1933, as amended, that registers the issuance of the shares of United common stock to be issued in connection with the merger. This proxy statement/prospectus is a part of that registration statement and constitutes the prospectus of United and a proxy statement for Aquesta stockholders. The registration statement, including this proxy statement/prospectus and the attached exhibits and schedules, contains additional relevant information about United and United common stock.
United also files reports, proxy statements, and other information with the SEC under the Securities Exchange Act of 1934 (the “Exchange Act”). The SEC maintains an Internet website that contains reports, proxy statements, and other information about issuers, such as United, who file electronically with the SEC. The address of the site is http://www.sec.gov. The reports and other information filed by United with the SEC are also available at United’s website at www.ucbi.com. The web addresses of the SEC and United are included as inactive textual references only. Except as specifically incorporated by reference into this proxy statement/prospectus, information on those web sites is not part of this proxy statement/prospectus.
Aquesta is not subject to the informational reporting requirements of the Exchange Act. Therefore, Aquesta does not file and is not required to file reports, proxy statements and other informational statements pursuant to the Exchange Act with the SEC or the FDIC. Aquesta Bank, a wholly-owned subsidiary of Aquesta, does file unaudited, periodic reports of income and condition, or Call Reports, with the FDIC. Aquesta Bank’s Call Reports can be accessed through the Federal Financial Institutions Examination Council, or FFIEC’s, website (https://cdr.ffiec/gov/public/). Reference to the Call Reports is for informational purposes only, and such Call Reports are not incorporated by reference into this proxy statement/prospectus. Aquesta also makes available other information, including copies of prior years’ annual reports, through the investor relations section of its website (https://www.Aquesta.com/about-us/investor-relations). Information on such web site is not part of this proxy statement/prospectus.
The SEC allows United to incorporate by reference information in this proxy statement/prospectus. This means that United can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be a part of this proxy statement/prospectus, except for any information that is superseded by information that is included directly in this proxy statement/prospectus.
This proxy statement/prospectus incorporates by reference the documents listed below that United previously filed with the SEC (other than, in each case, documents or information deemed to have been “furnished” and not “filed” according to SEC rules). They contain important information about the United and its financial condition.
United SEC Filings	Period or Date Filed
Annual Report on Form 10-K	Year ended December 31, 2020
Quarterly Report on Form 10-Q	Quarter ended March 31, 2021
Current Reports on Form 8-K	Filed on January 19, 2021, April 20, 2021, April 23, 2021, May 13, 2021, May 14, 2021, May 27, 2021, July 15, 2021, and July 20, 2021 (other than the portions of those documents furnished under Items 2.02 or 7.01 (including related exhibits) that are not deemed to be “filed”)
United also incorporates by reference the description of United common stock contained as Exhibit 4.1 to United’s Annual Report on Form 10-K filed on February 25, 2021 with the SEC, including any amendment or report filed for the purpose of updating such description.
In addition, United also incorporates by reference additional documents filed with the SEC under Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act between the date of this proxy statement/prospectus and the date of the Aquesta annual meeting, provided that United is not incorporating by reference any information furnished to, but not filed with, the SEC.

Except where the context otherwise indicates, United has supplied all information contained or incorporated by reference in this proxy statement/prospectus relating to United, and Aquesta has supplied all information contained relating to Aquesta.
Documents incorporated by reference are available from United without charge, excluding any exhibits to those documents unless the exhibit is specifically incorporated by reference as an exhibit in this proxy statement/prospectus. You can obtain documents incorporated by reference in this proxy statement/prospectus by requesting them in writing or by telephone from United at the following address and phone number:
United Community Banks, Inc.
125 Highway 515 East
Blairsville, Georgia 30512
Attn: Investor Relations
Telephone: (706) 781-2265
Aquesta stockholders requesting documents must do so by September 8, 2021 to receive them before the Aquesta annual meeting. Aquesta stockholders will not be charged for any of these documents that you request. If you request any incorporated documents from United, United will mail them to you by first class mail, or another equally prompt means, within one business day after receiving your request.
Neither United nor Aquesta has authorized anyone to give any information or make any representation about the merger or the companies that is different from, or in addition to, that contained in this proxy statement/prospectus or in any of the materials that have been incorporated in this proxy statement/prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this proxy statement/prospectus or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this proxy statement/prospectus does not extend to you. The information contained in this proxy statement/prospectus speaks only as of the date of this proxy statement/prospectus unless the information specifically indicates that another date applies.

Annex A
AGREEMENT AND PLAN OF MERGER AND REORGANIZATION
by and between
UNITED COMMUNITY BANKS, INC.
and
AQUESTA FINANCIAL HOLDINGS, INC.
Dated as of May 26, 2021

A-i

A-ii

A-iii

A-iv

AGREEMENT AND PLAN OF MERGER AND REORGANIZATION
THIS AGREEMENT AND PLAN OF MERGER AND REORGANIZATION (this “Agreement”), dated as of May 26, 2021, is by and between United Community Banks, Inc., a Georgia corporation (“Buyer”), and Aquesta Financial Holdings, Inc., a Nevada corporation (“Aquesta”). Capitalized terms used in this Agreement but not defined elsewhere herein shall have the meanings assigned to them in Section 10.1 hereof.
RECITALS
WHEREAS, the respective boards of directors of Buyer and Aquesta have determined that it is in the best interests of their respective companies and stockholders for Aquesta to merge with and into Buyer, with Buyer being the surviving entity (the “Merger”) pursuant to the terms of this Agreement and have unanimously approved the Merger, upon the terms and subject to the conditions set forth in this Agreement, whereby the issued and outstanding shares of Aquesta Common Stock will be converted into the right to receive the Merger Consideration from Buyer;
WHEREAS, the board of directors of Aquesta has recommended that Aquesta’s stockholders approve this Agreement and the transactions contemplated hereby (the “Aquesta Recommendation”);
WHEREAS, as a material inducement and as additional consideration to Buyer to enter into this Agreement, each of the directors of Aquesta and Aquesta Bank, and certain other stockholders of Aquesta, have entered into a voting agreement with Buyer as of the date hereof (each a “Support Agreement” and collectively, the “Support Agreements”), in the form attached hereto as Exhibit B, pursuant to which each such person has agreed, among other things, to vote all shares of Aquesta Common Stock and Aquesta Preferred Stock owned by such person in favor of the approval of this Agreement and the transactions contemplated hereby, upon the terms and subject to the conditions set forth in this Agreement;
WHEREAS, the Merger is subject to the approvals of the stockholders of Aquesta, regulatory agencies, and the satisfaction (or waiver, where legally permissible) of certain other conditions described in this Agreement;
WHEREAS, Buyer and Aquesta desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe various conditions to the Merger; and
WHEREAS, Buyer and Aquesta intend, (i) for federal income tax purposes, that the Merger qualify as a “reorganization” described in Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”); (ii) that this Agreement constitute a “plan of reorganization” within the meaning of Section 1.368-2(g) of the regulations promulgated under the Code; and (iii) that Buyer and Aquesta will each be a “party to the reorganization” within the meaning of Section 368(a) of the Code.
NOW, THEREFORE, in consideration of the above and the mutual warranties, representations, covenants, and agreements set forth herein, and other good and valuable consideration, the receipt and sufficiency of which are acknowledged, the Parties, intending to be legally bound, agree as follows:
ARTICLE 1
THE MERGER
1.1   Merger.   Subject to the terms and conditions of this Agreement, at the Effective Time, Aquesta shall merge with and into Buyer pursuant to and with the effect provided in Chapter 78 and Chapter 92A of the Nevada Revised Statutes (collectively, the “NRS”) and the Georgia Business Corporation Code. Buyer shall be the Surviving Corporation resulting from the Merger and shall continue to be governed by the Laws of the State of Georgia. The Merger shall be consummated in accordance with the terms and subject to the conditions of this Agreement.
1.2   Time and Place of Closing.   The closing of the transactions contemplated hereby (the “Closing”) will take place at 10:00 a.m. Eastern Time on the date that the Effective Time occurs, or at such other time as the Parties, acting through their authorized officers, may mutually agree. The Closing shall be held at such location as may be mutually agreed upon by the Parties and may be effected by electronic or other transmission of signature pages, as mutually agreed upon.

1.3   Effective Time.   The Merger shall be consummated by filing articles of merger reflecting the Merger (the “Articles of Merger”) with the Nevada Secretary of State and with the Secretary of State of Georgia. The Merger shall become effective (the “Effective Time”) when the Articles of Merger have been filed with the Nevada Secretary of State and with the Secretary of State of Georgia or at such later time as may be mutually agreed upon by Buyer and Aquesta and specified in the Articles of Merger. Subject to the terms and conditions hereof, unless otherwise mutually agreed upon in writing by the authorized officers of each Party, the Parties shall use their reasonable best efforts to cause the Effective Time to occur within five (5) business days of the last of the following dates to occur: (a) the effective date (including expiration of any applicable waiting period) of the last required Consent of any Regulatory Authority having authority over and approving or exempting the Merger or the Bank Merger, (b) the date on which the stockholders of Aquesta approve this Agreement, (c) the satisfaction or, to the extent applicable, waiver of the conditions precedent set forth in Article VIII, or (d) expiration of the period specified within Section 9.1(g).
1.4   Restructure of Transactions.   Buyer shall have the right to revise the structure of the Merger contemplated by this Agreement by merging Aquesta directly with and into a subsidiary of Buyer, provided, that no such revision to the structure of the Merger (a) shall result in any changes in the amount or type of consideration which the holders of shares of Aquesta Common Stock or Aquesta Options are entitled to receive under this Agreement, (b) would unreasonably impede or delay consummation of the Merger, or (c) imposes any less favorable terms or conditions on Aquesta or Aquesta Bank. In such event, Buyer shall provide written notice to Aquesta in the manner provided in Section 10.8, which notice shall be in the form of a proposed amendment to this Agreement or in the form of an Amended and Restated Agreement and Plan of Merger and Reorganization, and the addition of such other exhibits hereto as are reasonably necessary or appropriate to effect such change.
1.5   Bank Merger.   As soon as reasonably practicable after the execution and delivery of this Agreement or on such later date as the Parties shall mutually agree, United Community Bank (“Buyer Bank”), a Georgia state-chartered banking corporation and wholly owned subsidiary of Buyer, and Aquesta Bank (“Aquesta Bank”), a North Carolina-chartered banking corporation and wholly owned subsidiary of Aquesta, shall enter into the Bank Merger Agreement, in the form attached hereto as Exhibit A, with such changes thereto as Buyer and Aquesta shall mutually agree (the “Bank Merger Agreement”), pursuant to which Aquesta Bank will merge with and into Buyer Bank (the “Bank Merger”), with Buyer Bank as the surviving bank in the Bank Merger. The Bank Merger shall not occur prior to the Effective Time.
1.6   Tax Treatment of the Merger.   It is intended by the Parties that the Merger constitute a “reorganization” within the meaning of Section 368(a) of the Code. The Parties hereby adopt this Agreement as a “plan of reorganization” within the meaning of Treasury Regulation Sections 1.368-2(g) and 1.368-3(a). The Parties agree to cooperate and use their best efforts in order to qualify the transactions contemplated herein as a reorganization under Section 368(a)(1)(A) of the Code, to not take any action that could reasonably be expected to cause the Merger to fail to so qualify, and to report the Merger for federal, state and any local income Tax purposes in a manner consistent with such characterization.
ARTICLE 2
SURVIVING CORPORATION IN THE MERGER
2.1   Articles of Incorporation.   The articles of incorporation of Buyer in effect immediately prior to the Effective Time shall be the articles of incorporation of the Surviving Corporation until otherwise duly amended or repealed.
2.2   Bylaws.   The bylaws of Buyer in effect immediately prior to the Effective Time shall be the bylaws of the Surviving Corporation until otherwise duly amended or repealed.
2.3   Directors and Officers.   The directors of Buyer in office immediately prior to the Effective Time, together with such additional persons as may thereafter be elected, shall serve as the directors of the Surviving Corporation from and after the Effective Time in accordance with the Surviving Corporation’s bylaws, until the earlier of their resignation or removal or otherwise ceasing to be a director. The officers of Buyer in office immediately prior to the Effective Time, together with such additional persons as may thereafter be appointed, shall serve as the officers of the Surviving Corporation from and after the Effective Time in accordance with the Surviving Corporation’s bylaws, until the earlier of their resignation or removal or otherwise ceasing to be an officer.
ARTICLE 3
MANNER OF CONVERTING SHARES
3.1   Effect on Aquesta Common Stock.
(a)   At the Effective Time, in each case subject to Sections 3.1(d), 3.2, and 3.3, by virtue of the Merger and without any action on the part of the Parties, each share of Aquesta Common Stock that is issued and outstanding immediately prior to the Effective Time (other than the Extinguished Shares and Dissenting Shares, if any) shall be converted into the right to receive either (i) cash in the amount of $21.50 (the “Cash Consideration”), less any applicable withholding Taxes; or (ii) a number of duly authorized, validly issued, fully paid and non-assessable shares of Buyer Common Stock equal to the Exchange Ratio (the “Stock Consideration”) (items (i) and (ii) are referred to herein individually as the “Per Share Purchase Price” and collectively as the “Merger Consideration”). The “Exchange Ratio” shall be 0.6386 shares of Buyer Common Stock per share of Aquesta Common Stock.
(b)   At the Effective Time, all shares of Aquesta Common Stock shall no longer be outstanding, shall automatically be cancelled and retired, and shall cease to exist as of the Effective Time, and each certificate previously representing any such shares of Aquesta Common Stock (the “Certificates”) and each non-certificated share of Aquesta Common Stock (the “Aquesta Book-Entry Shares”) shall thereafter represent only the right to receive the Per Share Purchase Price; provided, that any Dissenting Shares shall thereafter represent only the right to receive payment as set forth in Section 3.8.
(c)   If, prior to the Effective Time, the outstanding shares of Aquesta Common Stock, the outstanding shares of Aquesta Preferred Stock or the outstanding shares of Buyer Common Stock shall have been increased, decreased, changed into or exchanged for a different number or kind of shares or securities as a result of a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split, or other similar change in capitalization, or if a record date prior to the Effective Time has been established with respect to any such change in capitalization, then an appropriate and proportionate adjustment shall be made to the Per Share Purchase Price. For the avoidance of doubt, Buyer shall have the right to grant additional stock options or other equity-based awards under its existing equity-based compensation plans (collectively, “Buyer Awards”), and holders of Aquesta Options and Aquesta Warrants shall have the right to exercise any and all Aquesta Options and Aquesta Warrants outstanding as of the date of this Agreement, in each case without triggering an adjustment to the Per Share Purchase Price under this Section 3.1(c).
(d)   Each share of Aquesta Common Stock issued and outstanding immediately prior to the Effective Time and owned by any of the Parties or their respective Subsidiaries (in each case other than shares of Aquesta Common Stock held on behalf of third parties or as a result of debts previously contracted) shall, by virtue of the Merger and without any action on the part of the holder thereof, cease to be outstanding, be cancelled and retired without payment of any consideration therefor, and cease to exist (the “Extinguished Shares”).
(e)   The Parties acknowledge that each share of Aquesta Preferred Stock issued and outstanding as of immediately prior to the Effective Time shall automatically convert into one hundred (100) shares of Aquesta Common Stock immediately prior to the Effective Time in accordance with the articles of incorporation of Aquesta, as amended. For the avoidance of doubt, at the Effective Time, such converted shares shall be treated as shares of Aquesta Common Stock under this Agreement (including, without limitation, with respect to the payment of the Merger Consideration in accordance with this Article 3).
3.2   Effect on Aquesta Equity Awards and Aquesta Warrants.
(a)   At the Effective Time, each award in respect of a share of Aquesta Common Stock subject to vesting, repurchase or other lapse restriction granted under the Aquesta 2006 Incentive Stock Option Plan, as amended, the Aquesta 2006 Nonstatutory Stock Option Plan, as amended, or the Aquesta 2016 Restricted Stock Plan (collectively, the “Aquesta Equity Plans”) that is outstanding immediately prior to the Effective Time (each, am “Aquesta Restricted Stock Award”) shall vest and be cancelled and converted automatically into the right to receive the Per Share Purchase Price in respect of each share of Aquesta Common Stock underlying such Aquesta Restricted Stock Award.
(b)   At the Effective Time, each outstanding option to acquire shares of Aquesta Common Stock (each, an “Aquesta Option” and, hereinafter sometimes referred to together with the Aquesta Restricted Stock Awards as the “Aquesta Equity Awards”) issued pursuant to the Aquesta Equity Plans, whether vested or unvested, that is outstanding as of immediately prior to the Effective Time, shall become fully vested and (i) if the holder thereof delivers a Stock Option Cash-Out Agreement in the form attached hereto as Exhibit C (an “Option Cash-Out Agreement”) to Buyer at least five (5) days prior to the Closing Date, shall be cancelled and converted automatically into the right to receive a cash payment from Buyer in an amount (the “Option Cash-Out Amount”) equal to the product of (A) the excess, if any, of (1) the product of (x) the Exchange Ratio, multiplied by (y) the Average Buyer Stock Price, over (2) the exercise price of each such Aquesta Option, multiplied by (B) the number of shares of Aquesta Common Stock subject to such option, or (ii) if the holder thereof does not deliver an Option Cash-Out Agreement to Buyer at least five (5) days prior to the Closing Date, shall be cancelled and converted automatically into the right to receive an option (each, a “Rollover Option”) granted under Buyer’s Amended and Restated 2000 Key Employee Stock Option Plan, as amended, to purchase a number of shares of Buyer Common Stock (rounded down to the nearest whole number of shares) equal to the product of (A) the number of shares of Aquesta Common Stock subject to such Aquesta Option, multiplied by (B) the Exchange Ratio. Each such Rollover Option shall have an exercise price per share equal to the quotient (rounded up to the nearest whole cent) of (1) the exercise price per share of such Aquesta Option divided by (2) the Exchange Ratio.
(c)   To the extent permitted under applicable Law and the terms of the Aquesta Equity Plans, Aquesta’s Board of Directors or its compensation committee shall make any adjustments and amendments to or make such determinations with respect to the Aquesta Options necessary to effect the provisions of Section 3.2(b).
(d)   At the Effective Time, each outstanding warrant to purchase a share of Aquesta Common Stock (each, an “Aquesta Warrant”), whether vested or unvested, that is outstanding as of immediately prior to the Effective Time, shall become fully vested and (i) if the holder thereof delivers a Warrant Cash-Out Agreement in the form attached hereto as Exhibit D (a “Warrant Cash-Out Agreement”) to Buyer at least five (5) days prior to the Closing Date, shall be cancelled and converted automatically into the right to receive a cash payment from Buyer in an amount (the “Warrant Cash-Out Amount”) equal to the product of (A) the excess, if any, of (1) the product of (x) the Exchange Ratio, multiplied by (y) the Average Buyer Stock Price, over (2) the exercise price of each such Aquesta Warrant, multiplied by (B) the number of shares of Aquesta Common Stock underlying such Aquesta Warrant, or (ii) if the holder thereof does not deliver a Warrant Cash-Out Agreement to Buyer at least five (5) days prior to the Closing Date, shall automatically and without any action on the part of the holder thereof, cease to represent a warrant to purchase shares of Aquesta Common Stock and shall be converted into a warrant (a “Buyer Warrant”) to purchase a number of whole shares of Buyer Common Stock (rounded down to the nearest whole share) equal to the product of (A) the total number of shares of Aquesta Common Stock underlying such Aquesta Warrant, multiplied by (B) the Exchange Ratio. Each such Buyer Warrant shall have an exercise price per share equal to the quotient (rounded up to the nearest whole cent) of (1) the exercise price per share of Aquesta Common Stock underlying such Aquesta Warrant, divided by (2) the Exchange Ratio, and, except as set forth herein, shall continue to have, and be subject to, the same terms and conditions applicable to the corresponding Aquesta Warrant as of immediately prior to the Effective Time.
3.3   Election and Proration Procedures.
(a)   As promptly as practicable after the mailing of the Proxy Statement/Prospectus, but in any event no later than ten(10) business days after the mailing of the Proxy Statement/Prospectus (such date of mailing, the “Election Form Mailing Date”), an election form (an “Election Form”), together with the transmittal materials described in this Section 3.3, shall be mailed to each holder of Aquesta Common Stock of record as of the Election Form Mailing Date (including, for the avoidance of doubt, holders of Aquesta Preferred Stock whose shares shall automatically convert into Aquesta Common Stock at the Effective Time) by the exchange agent selected by Buyer and reasonably acceptable to Aquesta (the “Exchange Agent”). Aquesta shall provide all information reasonably necessary for the Exchange Agent to perform its obligations as specified herein. The Parties shall cause the Exchange Agent to make available Election Forms as may be reasonably requested by all Persons who become holders of Aquesta Common Stock after the Election Form Mailing Date.
(b)   Subject to the provisions of this Article 3, each Election Form shall entitle the holder of Aquesta Common Stock (or the beneficial owner through appropriate and customary documentation and instructions) to elect to receive (i) the Cash Consideration for all of such holder’s shares (a “Cash Election”), (ii) the Stock Consideration for all of such holder’s shares (a “Stock Election”), (iii) a mixture of Cash Consideration and Stock Consideration in such proportion as the holder shall elect for all of such holder’s shares (a “Mixed Election”), or (iv) make no election (a “Non-Election”). Holders of record of Aquesta Common Stock who hold such shares as nominees, trustees or in another representative capacity (each, a “Holder Representative”) may submit multiple Election Forms, provided that such Holder Representatives certify that each such Election Form covers all of the shares of Aquesta Common Stock held by that Holder Representative for a particular beneficial owner. The shares of Aquesta Common Stock as to which a Cash Election has been made (including pursuant to a Mixed Election) are referred to herein as “Cash Election Shares” and the aggregate number thereof is referred to as the “Cash Election Number.” The shares of Aquesta Common Stock as to which a Stock Election has been made (including pursuant to a Mixed Election) are referred to herein as “Stock Election Shares” and the aggregate number thereof is referred to herein as the “Stock Election Number.” Shares of Aquesta Common Stock as to which no election has been made (or as to which an Election Form is not properly completed or returned in a timely fashion, together with all Certificates (if shares are held in certificated form)) are referred to as “Non-Election Shares.”
(c)   To be effective, a properly completed Election Form must be received by the Exchange Agent on or before 5:00 p.m., Eastern Time, on the Closing Date (or such other date as the Parties may mutually agree) (the “Election Deadline”). An election shall have been properly made only if the Exchange Agent shall have actually received a properly completed Election Form by the Election Deadline. An Election Form shall be deemed properly completed only if accompanied by one or more Certificates representing all shares of Aquesta Common Stock covered by such Election Form (or customary affidavits and bond of indemnity regarding the loss or destruction of such Certificates), together with duly completed transmittal materials. For the holders of Aquesta Common Stock who make a Non-Election, subject to Section 3.3(e), Aquesta shall have the authority to determine the type of consideration constituting the Per Share Purchase Price to be exchanged for the Non-Election Shares. Any Aquesta shareholder may at any time prior to, but not after, the Election Deadline change such holder’s election by written notice received by the Exchange Agent prior to the Election Deadline accompanied by a properly completed and signed revised Election Form. Any Aquesta shareholder may, at any time prior to the Election Deadline, revoke such holder’s election by written notice received by the Exchange Agent prior to the Election Deadline or by withdrawal prior to the Election Deadline of such holder’s Certificates. If a holder of Aquesta Common Stock either (i) does not submit a properly completed Election Form by the Election Deadline, or (ii) revokes its Election Form prior to the Election Deadline but does not submit a new properly executed Election Form prior to the Election Deadline, the shares of Aquesta Common Stock held by such holder shall be designated as Non-Election Shares. Subject to the terms of this Agreement and the Election Form, the Exchange Agent shall have reasonable discretion to determine whether any election, revocation or change has been properly made and to disregard immaterial defects in any Election Form, and any good faith decisions of the Exchange Agent regarding such matters shall be binding and conclusive.
(d)   Notwithstanding anything else in this Article 3, the number of whole shares of Aquesta Common Stock to be converted into the right to receive the Cash Consideration shall not exceed thirty percent (30%) of the number of shares of Aquesta Common Stock outstanding as of immediately prior to the Effective Time (the “Aggregate Cash Limit”), and the number of whole shares of Aquesta Common Stock to be converted into the right to receive the Stock Consideration shall be not less than seventy percent (70%) of the number of shares of Aquesta Common Stock outstanding as of immediately prior to the Effective Time (the “Minimum Stock Threshold”).

(e)   Within five (5) business days after the Election Deadline, Buyer shall cause the Exchange Agent to effect the allocation among holders of Aquesta Common Stock of rights to receive the Per Share Purchase Price and to distribute the Merger Consideration as follows:
(i)   if the Cash Election Number exceeds the Aggregate Cash Limit, then all Stock Election Shares and all Non-Election Shares shall be converted into the right to receive the Stock Consideration, and each Cash Election Share shall be converted into the right to receive (A) the Cash Consideration in respect of that number of Cash Election Shares equal to the product of(1) the number of Cash Election Shares held by such holder multiplied by(2) a fraction, the numerator of which is the Aggregate Cash Limit and the denominator of which is the Cash Election Number, and (B) the Stock Consideration for those Cash Election Shares which were not converted into the right to receive Cash Consideration as a result of the Cash Election Number exceeding the Aggregate Cash Limit;
(ii)   if the Stock Election Number is less than the Minimum Stock Threshold and the Cash Election Number does not exceed the Aggregate Cash Limit, then (A) all Stock Election Shares shall be converted into the right to receive the Stock Consideration, (B) all Cash Election Shares shall be converted into the right to receive the Cash Consideration, and (C) the Non-Election Shares shall be converted into the right to receive (1) the Cash Consideration in respect of that number of Non-Election Shares equal to the product of (X) the number of Non-Election Shares held by such holder multiplied by (Y) a fraction, the numerator of which is the difference of the Aggregate Cash Limit less the Cash Election Number and the denominator of which is the aggregate number of Non-Election Shares, and (2) the Stock Consideration for those Non-Election Shares which were not converted into the right to receive Cash Consideration; and
(iii)   if the Cash Election Number does not exceed the Aggregate Cash Limit and the Stock Election Number is not less than the Minimum Stock Threshold, then (A) all Cash Election Shares shall be converted into the right to receive the Cash Consideration, (B) all Stock Election Shares shall be converted into the right to receive the Stock Consideration, and (C) all Non-Election Shares shall be converted into the right to receive the Cash Consideration.
3.4   Exchange Procedures.
(a)   Promptly after the Effective Time, Buyer shall deposit with the Exchange Agent, for exchange in accordance with this Section 3.4, the Merger Consideration and cash in an aggregate amount sufficient for payment in lieu of fractional shares of Buyer Common Stock to which holders of Aquesta Common Stock may be entitled pursuant to Section 3.7 (collectively, the “Exchange Fund”). In the event the cash in the Exchange Fund shall be insufficient to fully satisfy all of the payment obligations to be made by the Exchange Agent hereunder (including pursuant to Section 3.7), Buyer shall promptly make available to the Exchange Agent the amounts so required to satisfy such payment obligations in full. The Exchange Agent shall deliver the Merger Consideration and cash in lieu of any fractional shares of Buyer Common Stock out of the Exchange Fund. Except as contemplated by this Section 3.4 and Section 3.7, the Exchange Fund will not be used for any other purpose.
(b)   Unless different timing is agreed to by Buyer and Aquesta, as soon as reasonably practicable after the Effective Time, but in any event no more than two (2) business days after the Effective Time, Buyer shall cause the Exchange Agent to mail to the former stockholders of Aquesta appropriate transmittal materials (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates or other instruments theretofore representing shares of Aquesta Common Stock shall pass, only upon proper delivery of such Certificates or other instruments to the Exchange Agent). In the event of a transfer of ownership of shares of Aquesta Common Stock represented by one or more Certificates or Aquesta Book-Entry Shares that are not registered in the transfer records of Aquesta, the Per Share Purchase Price payable for such shares as provided in Section 3.1 may be issued to a transferee if the Certificate or Certificates or Aquesta Book-Entry Shares representing such shares are delivered to the Exchange Agent, accompanied by all documents required to evidence such transfer and by evidence reasonably satisfactory to the Exchange Agent that such transfer is proper and that any applicable stock transfer taxes have been paid. In the event any Certificate or Aquesta Book-Entry Shares representing Aquesta Common Stock shall have been lost, mutilated, stolen, or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate or Aquesta Book-Entry Shares to be lost, stolen, mutilated, destroyed or are otherwise missing, and, if requested by the Exchange Agent, the posting by such person of a bond in such amount as Buyer may reasonably direct as indemnity against any claim that may be made against it with respect to such Certificate or Aquesta Book-Entry Shares, the Exchange Agent shall issue in exchange for such lost, mutilated, stolen, or destroyed Certificate or Aquesta Book-Entry Shares the Per Share Purchase Price as provided for in Section 3.1. The Exchange Agent may establish such other reasonable and customary rules and procedures in connection with its duties as it may deem appropriate. Buyer shall pay all charges and expenses, including those of the Exchange Agent in connection with the distribution of the Merger Consideration as provided in Section 3.1. Buyer or its Exchange Agent will maintain a book entry list of Buyer Common Stock to which each former holder of Aquesta Common Stock is entitled. Certificates evidencing Buyer Common Stock into which Aquesta Common Stock has been converted will not be issued. The shares of Buyer Common Stock to which each former holder of Aquesta Common Stock is entitled will not be restricted securities, as such term is used in Rule 144 promulgated under the Securities Act, and the shares of Buyer Common Stock into which Aquesta Common Stock has been converted will not require a restrictive legend under the Securities Act.
(c)   Unless different timing is agreed to by Buyer and Aquesta, after the Effective Time, each holder of shares of Aquesta Common Stock (other than Extinguished Shares) issued and outstanding at the Effective Time shall surrender the Certificate or Certificates or Aquesta Book-Entry Shares representing such shares to the Exchange Agent and shall promptly upon surrender thereof receive in exchange therefor the Merger Consideration provided in Section 3.1, without interest, pursuant to this Section 3.4. The Certificate or Certificates of Aquesta Common Stock so surrendered shall be duly endorsed as the Exchange Agent may reasonably require. Buyer shall not be obligated to deliver the Merger Consideration to which any former holder of Aquesta Common Stock is entitled as a result of the Merger until such holder surrenders such holder’s Certificate or Certificates or Aquesta Book-Entry Shares (or affidavit of loss and indemnity bond in lieu thereof as provided in Section 3.4(b)) for exchange as provided in this Section 3.4. Similarly, no dividends or other distributions in respect of the Buyer Common Stock shall be paid to any holder of any unsurrendered Certificate or Certificates or Aquesta Book-Entry Shares until such Certificate or Certificates or Aquesta Book-Entry Shares (or affidavit of loss and indemnity bond in lieu thereof as provided in Section 3.4(b)) are surrendered for exchange as provided in this Section 3.4. Any other provision of this Agreement notwithstanding, neither any Buyer Entity, nor any Aquesta Entity, nor the Exchange Agent shall be liable to any holder of Aquesta Common Stock for any amounts paid or properly delivered in good faith to a public official pursuant to any applicable abandoned property, escheat, or similar Law.
(d)   Each of Buyer and the Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of shares of Aquesta Common Stock and Aquesta Options such amounts, if any, as it is required to deduct and withhold with respect to the making of such payment under the Code or any provision of state, local, or foreign Tax Law or by any Governmental Authority. To the extent that any amounts are so withheld by Buyer, the Surviving Corporation, or the Exchange Agent, as the case may be, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the shares of Aquesta Common Stock, as applicable in respect of which such deduction and withholding was made by Buyer, the Surviving Corporation, or the Exchange Agent, as the case may be.
(e)   Any portion of the Merger Consideration delivered to the Exchange Agent by Buyer pursuant to Section 3.4(a) that remains unclaimed by the holder of shares of Aquesta Common Stock for nine (9) months after the Effective Time (as well as any proceeds from any investment thereof) shall be delivered by the Exchange Agent to Buyer. Any holder of shares of Aquesta Common Stock who has not theretofore complied with Section 3.4(c) shall thereafter look only to Buyer for the consideration deliverable in respect of each share of Aquesta Common Stock such holder holds as determined pursuant to this Agreement without any interest thereon. If outstanding Certificates for shares of Aquesta Common Stock or Aquesta Book-Entry Shares are not surrendered or the payment for them is not claimed prior to the date on which such shares of Buyer Common Stock and cash would otherwise escheat to or become the property of any Governmental Authority, the unclaimed items shall, to the extent permitted by abandoned property and any other applicable Law, become the property of Buyer (and to the extent not in its possession shall be delivered to it), free and clear of all claims or interest of any person previously entitled to such property. Neither the Exchange Agent nor any Party to this Agreement shall be liable to any holder of stock represented by any Certificate or Aquesta Book-Entry Shares for any consideration paid to a Governmental Authority pursuant to applicable abandoned property, escheat or similar Laws. Buyer and the Exchange Agent shall be entitled to rely upon the stock transfer books of Aquesta to establish the identity of those persons entitled to receive the Merger Consideration specified in this Agreement, which books shall be conclusive with respect thereto. In the event of a dispute with respect to ownership of stock represented by any Certificate or Certificates or Aquesta Book-Entry Shares, Buyer and the Exchange Agent shall be entitled to deposit any Merger Consideration represented thereby in escrow with an independent third party and thereafter be relieved with respect to any claims thereto.
(f)   Adoption of this Agreement by the stockholders of Aquesta shall constitute ratification of the appointment of the Exchange Agent.
3.5   Effect on Buyer Common Stock.   At and after the Effective Time, each share of Buyer Common Stock issued and outstanding immediately prior to the Effective Time shall remain an issued and outstanding share of common stock of the Surviving Corporation and shall not be affected by the Merger.
3.6   Rights of Former Aquesta Stockholders.   At the Effective Time, the stock transfer books of Aquesta shall be closed as to holders of Aquesta Common Stock and no transfer of Aquesta Common Stock by any holder of such shares shall thereafter be made or recognized. Until surrendered for exchange in accordance with the provisions of Section 3.4, each Certificate theretofore representing shares of Aquesta Common Stock (other than Certificates representing Extinguished Shares and Dissenting Shares) shall from and after the Effective Time represent for all purposes only the right to receive the Per Share Purchase Price, without interest, as provided in this Article 3.
3.7   Fractional Shares.   Notwithstanding any other provision of this Agreement, each holder of shares of Aquesta Common Stock exchanged pursuant to the Merger who would otherwise have been entitled to receive a fraction of a share of Buyer Common Stock (after taking into account all Certificates and Aquesta Book-Entry Shares delivered by such holder), shall receive, in lieu thereof, cash (without interest) in an amount equal to such fractional part of a share of Buyer Common Stock multiplied by the Average Buyer Stock Price (as defined in Section 9.1(g), but using the Closing Date as the Determination Date for purpose of such calculation). No such holder will be entitled to dividends, voting rights, or any other rights as a stockholder in respect of any fractional shares.
3.8   Dissenters’ Rights.   Notwithstanding anything in this Agreement to the contrary, shares of Aquesta Common Stock issued and outstanding immediately prior to the Effective Time as to which the holder of such shares shall have (a) not voted in favor of the Merger nor consented thereto in writing, (b) properly complied with the provisions of Chapter 92A of the NRS and any other applicable Law as to dissenters’ rights and (c) not effectively withdrawn or lost such holder’s rights to dissent (each, a “Dissenting Share”), if any, shall not be converted into the right to receive the Per Share Purchase Price payable pursuant to Section 3.1, but instead at the Effective Time shall become the right to payment, solely from the Buyer, of the fair value of such shares plus accrued interest in accordance with the provisions of Chapter 92A of the NRS. At the Effective Time, all Dissenting Shares shall no longer be outstanding and shall automatically be canceled and cease to exist. Notwithstanding the foregoing, if any such holder (i) fails to perfect or otherwise shall waive, withdraw or lose the right to appraisal under Chapter 92A of the NRS, (ii) fails to establish its entitlement to dissenter’s rights as provided in Chapter 92A of the NRS, or (iii) fails to take any action the consequence of which is that such holder is not entitled to payment for its shares under the NRS, or a court of competent jurisdiction shall determine that such holder is not entitled to the relief provided by the NRS, then the right of such holder to be paid the fair value of such holder’s Dissenting Shares under Chapter 92A of the NRS shall be forfeited and cease and if such forfeiture shall occur following the Closing Date, each of such holder’s Dissenting Shares shall be deemed to have been converted at the Effective Time into, and shall have become, the right to receive, without interest thereon, the Per Share Purchase Price pursuant to Section 3.1. The Proxy Statement/Prospectus shall include the notification required by Section 92A-410 of the NRS, and Aquesta shall deliver prompt notice to Buyer of any demands for appraisal of any shares of Aquesta Common Stock. Aquesta shall provide Buyer with the opportunity to participate in all negotiations and proceedings with respect to demands for appraisal under the NRS. Prior to the Effective Time, Aquesta shall not, without the prior written consent of Buyer, voluntarily make any payment with respect to, or settle or offer to settle, any such demands, or agree to do any of the foregoing.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF AQUESTA
Aquesta represents and warrants to Buyer, except as set forth on the Aquesta Disclosure Memorandum, as follows:
4.1   Organization, Standing, and Power.   Aquesta is a corporation duly organized, validly existing, and in good standing under the Laws of the State of Nevada and is a bank holding company within the meaning of the Bank Holding Company Act of 1956, as amended (the “BHCA”). Aquesta Bank is a North Carolina-chartered banking corporation duly organized, validly existing and in good standing under the laws of the State of North Carolina. Each of Aquesta and Aquesta Bank has the corporate power and authority to carry on its business as now conducted and to own, lease, and operate its Assets. Each of Aquesta and Aquesta Bank is duly qualified or licensed to transact business as a foreign corporation in good standing in the states of the United States and foreign jurisdictions where the character of its Assets or the nature or conduct of its business requires it to be so qualified or licensed, except for jurisdictions where the failure to be so qualified or licensed is not reasonably likely to have, individually or in the aggregate, an Aquesta Material Adverse Effect. The minute book, amended articles of incorporation, bylaws and other organizational documents for each of Aquesta and Aquesta Bank have been made available to Buyer for its review and are true and complete in all material respects as in effect as of the date of this Agreement and accurately reflect all amendments thereto. Aquesta Bank is an “insured depository institution” as defined in the Federal Deposit Insurance Act, as amended, and applicable regulations thereunder, and the deposits held by Aquesta Bank are insured, up to the applicable limits, by the FDIC’s Deposit Insurance Fund.
4.2   Authority of Aquesta; No Breach By Agreement.
(a)   Aquesta has the corporate power and authority necessary (i) to execute, deliver, and, other than with respect to the Merger, perform this Agreement, and (ii) with respect to the Merger, upon the approval of the Merger, including any approvals referred to in Sections 8.1(a) and 8.1(b) and by Aquesta’s stockholders in accordance with this Agreement and the NRS, to perform its obligations under this Agreement and to consummate the transactions contemplated hereby. The execution, delivery, and performance of this Agreement and the consummation of the transactions contemplated herein, including the Merger, have been duly and validly authorized by all necessary corporate action in respect thereof on the part of Aquesta, subject to the approval of this Agreement by the holders of a majority of the outstanding shares of Aquesta Common Stock and a majority of the outstanding shares of Aquesta Preferred Stock in accordance with the terms of the articles of incorporation, as amended, and bylaws of Aquesta, which is the only Aquesta stockholder vote required for approval of this Agreement and consummation of the Merger (the “Requisite Aquesta Stockholder Approval”). Subject to any approvals referred to in Sections 8.1(a) and 8.1(b) and receipt of such Requisite Aquesta Stockholder Approval, this Agreement represents a legal, valid, and binding obligation of Aquesta, enforceable against Aquesta in accordance with its terms (except in all cases as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, or similar Laws affecting the enforcement of creditors’ rights generally and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceeding may be brought).
(b)   Neither the execution and delivery of this Agreement by Aquesta, nor the consummation by Aquesta and Aquesta Bank of the transactions contemplated hereby, nor compliance by Aquesta and Aquesta Bank with any of the provisions hereof, will (i) conflict with or result in a breach of any provision of the articles of incorporation, as amended, or bylaws of Aquesta or the articles of incorporation or bylaws of any Aquesta Subsidiary or any resolution adopted by the board of directors or the stockholders of any Aquesta Entity, or (ii) except as disclosed in Section 4.2(b) of the Aquesta Disclosure Memorandum, constitute or result in a Default under, or require any Consent pursuant to, or result in the creation of any Lien on any material Asset of any Aquesta Entity under, any material Contract or any material Permit of any Aquesta Entity, or (iii) subject to receipt of the requisite Consents referred to in Section 8.1, constitute or result in a Default under, or require any Consent pursuant to, any Law or Order applicable to any Aquesta Entity or any of their respective material Assets (including any Buyer Entity or any Aquesta Entity becoming subject to or liable for the payment of any Tax on any Assets owned by any Buyer Entity or any Aquesta Entity being reassessed or revalued by any Regulatory Authority).

(c)   Except for (i) the filing of applications and notices with, and approval of such applications and notices from, the Federal Reserve, the FDIC, the North Carolina Commissioner of Banks, and any state Regulatory Authority having jurisdiction over Buyer Bank, and (ii) the filing of any other required applications, filings, or notices with any other federal or state banking, insurance, or other Regulatory Authorities, self-regulatory authorities, or any courts, administrative agencies or commissions or other Governmental Authorities and approval of or non-objection to such applications, filings and notices, (iii) the filing with the SEC of a registration statement on Form S-4 (the “Registration Statement”) in which the proxy statement relating to Aquesta’s Stockholders’ Meeting to be held in connection with this Agreement and the transactions contemplated by this Agreement (the “Proxy Statement/Prospectus”) will be included, and declaration of effectiveness of the Registration Statement, (iv) the filing of the Articles of Merger with the Nevada Secretary of State and Georgia Secretary of State, (v) any consents, authorizations, approvals, filings, or exemptions in connection with compliance with the applicable provisions of federal and state securities laws relating to the Merger, regulation of broker-dealers, investment advisers or transfer agents, and federal commodities laws relating to the regulation of futures commission merchants and the rules and regulations thereunder and of any applicable industry self-regulatory organization, and the rules and regulations of the Nasdaq Stock Market, (vi) any filings or notices that are required under consumer finance, mortgage banking and other similar laws, and (vii) notices or filings under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, if any, no consents or approvals of or filings or registrations with any Governmental Authority are necessary in connection with the consummation by Aquesta and Aquesta Bank of the Merger and the other transactions contemplated by this Agreement. No consents or approvals of or filings or registrations with any Governmental Authority are necessary in connection with the execution and delivery by Aquesta of this Agreement.
4.3   Capital Stock.
(a)   The authorized capital stock of Aquesta consists of 10,000,000 shares of Aquesta Common Stock, of which 4,319,915 shares are issued and outstanding as of the date of this Agreement and 26,200 shares are held as treasury stock, and 1,000,000 shares of preferred stock, of which 11,834 shares designated as Series A Convertible Perpetual Preferred Stock (the “Aquesta Preferred Stock”) are issued and outstanding as of the date of this Agreement. All of the issued and outstanding shares of capital stock of Aquesta are duly and validly issued and outstanding and are fully paid and nonassessable. None of the outstanding shares of capital stock of Aquesta has been issued in violation of any preemptive rights of the current or past stockholders of Aquesta.
(b)   Except for options to acquire an aggregate of 496,334 shares of Aquesta Common Stock and warrants to acquire an aggregate of 299,234 shares of Aquesta Common Stock, 11,834 shares of Aquesta Preferred Stock that are convertible into 1,183,400 shares of Aquesta Common Stock, and certain contractual preemptive rights of the holder(s) of the Aquesta Preferred Stock disclosed in Section 4.3(b) of the Aquesta Disclosure Memorandum, there are no shares of capital stock or other equity securities of Aquesta reserved for issuance, and no outstanding Rights with respect to any Aquesta securities or any right or privilege (whether preemptive or contractual) capable of becoming a Contract or Right for the purchase, subscription, exchange, or issuance of any securities of Aquesta.
(c)   Except as disclosed in this Section 4.3 and in Section 4.3(c) of the Aquesta Disclosure Memorandum, there are no shares of capital stock or other equity securities of Aquesta reserved for issuance.
(d)   Except as disclosed in this Section 4.3, there are no shares of Aquesta capital stock or other equity securities of Aquesta outstanding, and except as disclosed in Section 4.3(d) of the Aquesta Disclosure Memorandum, there are no outstanding Rights with respect to any Aquesta securities or any right or privilege (whether pre-emptive or contractual) capable of becoming a Contract or Right for the purchase, subscription, exchange, or issuance of any securities of Aquesta.
4.4   Aquesta Subsidiaries.   Aquesta has no Subsidiaries except as set forth in Section 4.4 of the Aquesta Disclosure Memorandum, and Aquesta owns all of the equity interests in each of its Subsidiaries. No capital stock (or other equity interest) of any such Subsidiary is or may become required to be issued (other than to another Aquesta Entity) by reason of any Rights, and there are no Contracts by which any such Subsidiary is bound to issue (other than to another Aquesta Entity) additional shares of its capital stock

(or other equity interests) or Rights or by which any Aquesta Entity is or may be bound to transfer any shares of the capital stock (or other equity interests) of any such Subsidiary (other than to another Aquesta Entity). There are no Contracts relating to the Rights of any Aquesta Entity to vote or to dispose of any shares of the capital stock (or other equity interests) of any such Subsidiary. All of the shares of capital stock (or other equity interests) of each Subsidiary are fully paid and nonassessable and are owned directly or indirectly by Aquesta free and clear of any Lien. Each Subsidiary is duly qualified or licensed to transact business as a foreign entity in good standing in the states of the United States and foreign jurisdictions where the character of its Assets or the nature or conduct of its business requires it to be so qualified or licensed, except for jurisdictions where the failure to be so qualified or licensed is not reasonably likely to have, individually or in the aggregate, an Aquesta Material Adverse Effect. The articles of incorporation, bylaws and other organizational documents for the Subsidiaries have been made available to Buyer for its review, and are true and complete in all material respects as in effect as of the date of this Agreement and accurately reflect in all material respects all amendments thereto.
4.5   Securities Offerings; Financial Statements.
(a)   Each offering or sale of securities by Aquesta (i) was made pursuant to a valid exemption from registration under the Securities Act, (ii) complied in all material respects with the applicable requirements of the Securities Laws and other applicable Laws, except for immaterial “blue sky” filings, including disclosure and broker/dealer registration requirements, and (iii) was made pursuant to offering documents which did not, at the time of the offering contain any untrue statement of a material fact or omit to state a material fact required to be stated in the offering documents or necessary in order to make the statements in such documents, in light of the circumstances under which they were made, not misleading. Neither Aquesta nor any Aquesta Subsidiary is required to file any Exchange Act Documents.
(b)   Each of the Aquesta Financial Statements (including, in each case, any related notes) was prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes to such financial statements), fairly presented in accordance with GAAP the consolidated financial position of Aquesta and its Subsidiaries as of the respective dates and the consolidated results of operations and cash flows for the periods indicated, including the fair values of the assets and liabilities shown therein, except that the unaudited interim financial statements were or are subject to normal and recurring year-end adjustments which were not or are not expected to be material in amount or effect.
(c)   Aquesta’s independent registered public accountants, which have expressed their opinion with respect to the Aquesta Financial Statements and its Subsidiaries (including the related notes), have audited Aquesta’s year-end financial statements, and have reviewed Aquesta’s interim financial statements, that are included in the Aquesta Financial Statements. Section 4.5(c) of the Aquesta Disclosure Memorandum lists all non-audit services performed by Aquesta’s independent registered public accountants for Aquesta or Aquesta Bank.
4.6   Absence of Undisclosed Liabilities.   Neither Aquesta nor any of its Subsidiaries has incurred any material liability or obligation of any nature whatsoever (whether absolute, accrued, contingent, determined, determinable, or otherwise and whether due or to become due), except for (i) those liabilities that are reflected or reserved against on the audited consolidated balance sheet of Aquesta for the year ended December 31, 2020 (including any notes thereto), (ii) liabilities incurred in the ordinary course of business consistent in nature and amount with past practice since December 31, 2020, or (iii) liabilities incurred in connection with this Agreement and the transactions contemplated hereby. Neither Aquesta nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract or arrangement (including any Contract or arrangement relating to any transaction or relationship between or among Aquesta and any of its Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off-balance sheet arrangement”), where the result, purpose or intended effect of such Contract or arrangement is to avoid disclosure of any material transaction involving, or material liabilities of, Aquesta or any of its Subsidiaries in Aquesta’s or such Subsidiary’s financial statements.

4.7   Absence of Certain Changes or Events.   Except as disclosed in the Aquesta Financial Statements delivered prior to the date of this Agreement or as disclosed in Section 4.7 of the Aquesta Disclosure Memorandum, from December 31, 2020 through the date of this Agreement (i) there have been no events, changes, or occurrences which have had, or are reasonably likely to have, individually or in the aggregate, an Aquesta Material Adverse Effect, (ii) none of the Aquesta Entities has taken any action, or failed to take any action, prior to the date of this Agreement, which action or failure, if taken after the date of this Agreement, would represent or result in a material breach or violation of any covenants and agreements of Aquesta provided in this Agreement, and (iii) since December 31, 2020, the Aquesta Entities have conducted their respective businesses in the ordinary course of business consistent with past practice. For purposes of this Agreement, the term “ordinary course,” with respect to either the Aquesta Entities or the Buyer Entities, shall take into account the commercially reasonable actions taken by such party in response to the Pandemic and the Pandemic Measures.
4.8   Tax Matters.   Except as set forth in Section 4.8 of the Aquesta Disclosure Memorandum:
(a)   All Aquesta Entities have timely filed with the appropriate Taxing Authorities all material Tax Returns in all jurisdictions in which Tax Returns are required to be filed, and such Tax Returns are correct and complete in all material respects. None of the Aquesta Entities is the beneficiary of any extension of time within which to file any Tax Return other than extensions of time to file Tax Returns obtained in the ordinary course of business consistent with past practice. All material Taxes of the Aquesta Entities to the extent due and payable (whether or not shown on any Tax Return) have been fully and timely paid. There are no Liens for any material Taxes (other than a Lien for current tax year real property or ad valorem Taxes not yet due and payable) on any of the Assets of any of the Aquesta Entities. No written claim has ever been made by any Taxing Authority in a jurisdiction where any Aquesta Entity does not file a Tax Return that such Aquesta Entity may be subject to Taxes by that jurisdiction.
(b)   None of the Aquesta Entities has received any written notice of assessment or proposed assessment in connection with any Taxes. There are no ongoing or pending Tax disputes, claims, audits, or examinations regarding any Taxes of any Aquesta Entity, any Tax Returns of any Aquesta Entity, or the assets of any Aquesta Entity. No officer or employee responsible for Tax matters of any Aquesta Entity expects any Taxing Authority to assess any additional material Taxes for any period for which Tax Returns have been filed. No issue has been raised by a Taxing Authority in any prior examination of any Aquesta Entity, which, by application of the same or similar principles, could be expected to result in a proposed material deficiency for any subsequent taxable period. None of the Aquesta Entities has waived any statute of limitations in respect of any Taxes or agreed to a Tax assessment or deficiency.
(c)   Each Aquesta Entity has complied in all material respects with all applicable Laws relating to the withholding of Taxes and the payment thereof to appropriate authorities, including, but not limited to, Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder or other third party, and Taxes required to be withheld and paid pursuant to Sections 1441 and 1442 of the Code or similar provisions under foreign Tax Law.
(d)   The unpaid Taxes of each Aquesta Entity (i) did not, as of the most recent fiscal month end, materially exceed the reserve for Tax Liability (rather than any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the most recent balance sheet (rather than in any notes thereto) for such Aquesta Entity and (ii) do not materially exceed that reserve as adjusted for the passage of time through the Closing Date in accordance with past custom and practice of the Aquesta Entities in filing their Tax Returns.
(e)   Except as described in Section 4.8(e) of the Aquesta Disclosure Memorandum, none of the Aquesta Entities is a party to any Tax allocation or sharing agreement, and none of the Aquesta Entities has been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which was Aquesta) or has any Tax Liability of any Person (other than Aquesta or any of its Subsidiaries) under Treasury Regulation Section 1.1502-6 or any similar provision of state, local or foreign Law, or as a transferee or successor, by Contract or otherwise.
(f)   During the five-year period ending on the date hereof, none of the Aquesta Entities was a “distributing corporation” or a “controlled corporation” as defined in, and in a transaction intended to be governed by Section 355 of the Code.

(g)   Neither Aquesta nor Aquesta Bank has taken any action, failed to take any action, or has Knowledge of any fact that would be reasonably expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.
(h)   Except as disclosed in Section 4.8(h) of the Aquesta Disclosure Memorandum, none of the Aquesta Entities has made any payments, is obligated to make any payments, or is a party to any Contract that could obligate it to make any payments for which a deduction could be disallowed by reason of Sections 280G, 404 or 162(m) of the Code, or which could be subject to withholding under Section 4999 of the Code. None of the Aquesta Entities has been or will be required to include any adjustment in taxable income for any Tax period (or portion thereof) ending after the day of the Effective Time pursuant to Section 481 of the Code or any comparable provision under state or foreign Tax Laws as a result of transactions or events occurring prior to the Closing. There is no material taxable income of Aquesta that will be required under applicable Tax Law to be reported by Buyer, for a taxable period beginning after the Closing Date which taxable income was realized prior to the Closing Date. Any net operating losses of the Aquesta Entities disclosed in Section 4.8(h) of the Aquesta Disclosure Memorandum are not subject to any limitation on their use under the provisions of Sections 382 or 269 of the Code or any other provisions of the Code or the Treasury Regulations dealing with the utilization of net operating losses other than any such limitations as may arise as a result of the consummation of the transactions contemplated by this Agreement.
(i)   Each Aquesta Entity is in compliance in all material respects with, and its records contain all information and documents (including properly completed IRS Forms W-9) necessary to comply in all material respects with, all applicable information reporting and Tax withholding requirements under federal, state, and local Tax Laws, and such records identify with specificity all accounts subject to backup withholding under Section 3406 of the Code.
(j)   No Aquesta Entity is subject to any private letter ruling of the IRS or comparable rulings of any Taxing Authority.
(k)   No property owned by any Aquesta Entity is (i) property required to be treated as being owned by another Person pursuant to the provisions of Section 168(f)(8) of the Code and in effect immediately prior to the enactment of the Tax Reform Act of 1986, (ii) “tax-exempt use property” within the meaning of Section 168(h)(1) of the Code, (iii) “tax-exempt bond financed property” within the meaning of Section 168(g) of the Code, (iv) “limited use property” within the meaning of IRS Revenue Procedure 76-30, (v) subject to Section 168(g)(1)(A) of the Code, or (vi) subject to any provision of state, local or foreign Law comparable to any of the provisions listed above in this paragraph.
(l)   No Aquesta Entity has any “corporate acquisition indebtedness” within the meaning of Section 279 of the Code.
(m)   Aquesta has disclosed on its federal income Tax Returns all positions taken therein that are reasonably believed to give rise to substantial understatement of federal income tax within the meaning of Section 6662 of the Code.
(n)   No Aquesta Entity has participated in any reportable transaction, as defined in code Section 6707A(c)(1) or Treasury Regulation Section 1.6011-4(b)(1).
(o)   Aquesta has made available to Buyer complete copies of (i) all federal, state, local, and foreign income or franchise Tax Returns of the Aquesta Entities relating to the taxable periods since December 31, 2017, and (ii) any audit report issued within the last three years relating to any Taxes due from or with respect to the Aquesta Entities.
(p)   No Aquesta Entity nor any other Person on its behalf has (i) filed a consent pursuant to Section 341(f) of the Code (as in effect prior to the repeal under the Jobs and Growth Tax Reconciliation Act of 2003) or agreed to have Section 341(f)(2) of the Code (as in effect prior to the repeal under the Jobs and Growth Tax Reconciliation Act of 2003) apply to any disposition of a subsection (f) asset (as such term is defined in former Section 341(f)(4) of the Code) owned by any Aquesta Entity, (ii) executed or entered into a closing agreement pursuant to Section 7121 of the Code or any similar provision of Law with respect to the Aquesta Entities, or (iii) granted to any Person any power of attorney that is currently in force with respect to any Tax matter.
(q)   No Aquesta Entity has, or ever had, a permanent establishment in any country other than the United States, or has engaged in a trade or business in any country other than the United States that subjected it to tax in such country.
(r)   No Aquesta Entity has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.
For purposes of this Section 4.8, any reference to Aquesta or any Aquesta Entity shall be deemed to include any Person that merged with or was liquidated into or otherwise combined with Aquesta or an Aquesta Entity prior to the Effective Time.
4.9   Allowance for Loan Losses; Loan and Investment Portfolio, etc.
(a)   Aquesta’s allowance for loan losses is, and has been since January 1, 2021, in material compliance with Aquesta’s methodology for determining the adequacy of its allowance for loan losses as well as the standards established by applicable Governmental Authorities and the Financial Accounting Standards Board in all material respects.
(b)   As of the date hereof, all loans, discounts and leases (in which any Aquesta Entity is lessor) reflected on the Aquesta Financial Statements were, and with respect to the consolidated balance sheets delivered as of the dates subsequent to the execution of this Agreement will be as of the dates thereof, (i) at the time and under the circumstances in which made, made for good, valuable and adequate consideration in the ordinary course of business and, to the Knowledge of Aquesta, are the legal and binding obligations of the obligors thereof, (ii) evidenced by genuine notes, agreements, or other evidences of indebtedness, and (iii) to the extent secured, have, to the Knowledge of Aquesta, been secured by valid liens and security interests which have been perfected. Accurate lists of all loans, discounts, other real estate owned, and financing leases as of December 31, 2020 and on a monthly basis thereafter, and of the investment portfolios of each Aquesta Entity as of such date, have been or will be made available to Buyer. Except as specifically set forth in Section 4.9(b) of the Aquesta Disclosure Memorandum, neither Aquesta nor Aquesta Bank is a party to any written or oral loan agreement, note, or borrowing arrangement, including any loan guaranty, that was, as of the most recent month-end (A) delinquent by more than thirty (30) days in the payment of principal or interest, (B) otherwise in material Default for more than thirty (30) days, (C) classified as “substandard,” “doubtful,” “loss,” “other assets especially mentioned” or any comparable classification by Aquesta or by any applicable Regulatory Authority, (D) an obligation of any director, executive officer or ten percent (10%) stockholder of any Aquesta Entity who is subject to Regulation O of the Federal Reserve Board (12 C.F.R. Part 215), or any person, corporation or enterprise controlling, controlled by or under common control with any of the foregoing, or (E) in material violation of any Law.
(c)   All securities held by Aquesta or Aquesta Bank, as reflected in the consolidated balance sheets of Aquesta included in the Aquesta Financial Statements, are carried in accordance with GAAP. Except as disclosed in Section 4.9(c) of the Aquesta Disclosure Memorandum and except for pledges to secure public deposits, borrowings from the Federal Reserve, and Federal Home Loan Bank advances, to the Knowledge of Aquesta, none of the securities reflected in the Aquesta Financial Statements as of December 31, 2020, and none of the securities since acquired by Aquesta or Aquesta Bank is subject to any restriction, whether contractual or statutory, which impairs the ability of Aquesta or Aquesta Bank to freely dispose of such security at any time, other than those restrictions imposed on securities held to maturity under GAAP, pursuant to a clearing agreement or in accordance with laws.
(d)   All interest rate swaps, caps, floors, option agreements, futures and forward contracts and other similar risk management arrangements, whether entered into for Aquesta’s own account, or for the account of Aquesta Bank, or its customers (all of which were disclosed in Section 4.9(d) of the Aquesta Disclosure Memorandum), were entered into (i) in the ordinary and usual course of business consistent with past practice and in compliance with all applicable laws, rules, regulations and regulatory policies, and (ii) with counterparties believed to be financially responsible at the time; and each of them constitutes the valid and legally binding obligation of Aquesta or Aquesta Bank, enforceable in accordance with its terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors’ rights or by general equity principles), and is in full force and effect. Neither Aquesta nor Aquesta Bank, nor to the Knowledge of Aquesta any other party thereto, is in breach of any material obligation under any such agreement or arrangement.
4.10   Assets.
(a)   Except as disclosed in Section 4.10(a) of the Aquesta Disclosure Memorandum or as disclosed or reserved against in the Aquesta Financial Statements delivered prior to the date of this Agreement, the Aquesta Entities have good and marketable title, free and clear of all Liens except those permitted in Section 4.10(e), to all of their respective Assets. In addition, to the Knowledge of Aquesta, all tangible properties used in the businesses of the Aquesta Entities are in good condition, reasonable wear and tear excepted, and are usable in the ordinary course of business consistent with Aquesta’s past practices.
(b)   All Assets that are material to Aquesta’s business, held under leases or subleases by any of the Aquesta Entities, are held under valid Contracts enforceable in accordance with their respective terms (except in all cases as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, or similar Laws affecting the enforcement of creditors’ rights generally and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceeding may be brought), and to the Knowledge of Aquesta, each such Contract is in full force and effect.
(c)   The Aquesta Entities currently maintain insurance, including bankers’ blanket bonds, with insurers of recognized financial responsibility, in such amounts as management of Aquesta has reasonably determined to be prudent. None of the Aquesta Entities has received written notice from any insurance carrier that (i) any policy of insurance will be canceled or that coverage thereunder will be reduced or eliminated, (ii) premium costs with respect to such policies of insurance will be substantially increased, or (iii) similar coverage will be denied or limited or not extended or renewed with respect to any Aquesta Entity, any act or occurrence, or that any Asset, officer, director, employee or agent of any Aquesta Entity will not be covered by such insurance or bond. Except as disclosed in Section 4.10(c) of the Aquesta Disclosure Memorandum, there are presently no claims for amounts exceeding $100,000 individually or in the aggregate pending under such policies of insurance or bonds, and no written notices of claims in excess of such amounts have been given by any Aquesta Entity under such policies. Aquesta has made no claims, and no claims are contemplated to be made, under its directors’ and officers’ errors and omissions or other insurance or bankers’ blanket bond.
(d)   The Assets of the Aquesta Entities include all material Assets required by the Aquesta Entities to operate the business of the Aquesta Entities as presently conducted. All real and personal property which is material to the business of the Aquesta Entities that is leased or licensed by them is held pursuant to leases (the “Aquesta Leases”) or licenses which are valid and enforceable in accordance with their respective terms (except in all cases as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, or similar Laws affecting the enforcement of creditors’ rights generally and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceeding may be brought) and, to the Knowledge of Aquesta, such leases and licenses will not terminate or lapse prior to the Effective Time or thereafter by reason of completion of any of the transactions contemplated hereby. To the Knowledge of Aquesta, all improved real property owned or leased by the Aquesta Entities is in material compliance with all applicable laws, including zoning laws and the Americans with Disabilities Act of 1990.
(e)   Each Aquesta Entity has fee simple title to all the real property assets listed in Section 4.10(e) of the Aquesta Disclosure Memorandum and reflected in the latest audited balance sheet included in the Aquesta Financial Statements as being owned by an Aquesta Entity (except properties sold or otherwise disposed of since the date thereof in the ordinary course of business) (the “Aquesta Realty”), free and clear of all Liens of any nature whatsoever, except (i) statutory Liens securing payments not yet due, (ii) Liens for real property or ad valorem taxes not yet delinquent (or being contested in good faith and for which adequate reserves have been established), (iii) the rights of landlords under the Aquesta Leases; (iv) the rights of tenants in possession under any lease agreements affecting any real estate owned included among the

Aquesta Realty; (v) easements, rights of way and other similar encumbrances and matters of record that do not materially adversely affect the use of the properties or assets subject thereto or affected thereby as used by an Aquesta Entity on the date hereof or otherwise materially impair business operations at such properties, as conducted by an Aquesta Entity on the date hereof and (vi) such imperfections or irregularities of title or Liens as do not materially affect the use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties as used on the date hereof.
(f)   To the Knowledge of Aquesta, the Aquesta Realty is in material compliance with all applicable building, fire, zoning (or are legal nonconforming uses allowed under applicable zoning ordinances) and other applicable laws, ordinances and regulations and with all deed restrictions of record, no written notice of any material violation or material alleged violation thereof has been received in the past three years that has not been resolved, and there are no proposed changes therein that would materially and adversely affect the Aquesta Realty or its uses. Aquesta has no Knowledge of any proposed or pending change in the zoning of, or of any proposed or pending condemnation proceeding with respect to, any of the Aquesta Realty which may materially and adversely affect the Aquesta Realty or the current use by an Aquesta Entity thereof.
(g)   To the Knowledge of Aquesta, the Aquesta Realty and the real property with respect to which an Aquesta Entity is the lessee, sublessee or licensee (the “Aquesta Leased Real Properties”) are in material compliance with all applicable building, fire, zoning (or are legal nonconforming uses allows under applicable zoning ordinances) and other applicable Laws and with all deed restrictions of record, no written notice of any material violation or material alleged violation thereof has been received in the past three (3) years that has not been resolved, and there are no proposed changes therein that would materially and adversely affect the Aquesta Realty, the Aquesta Leased Real Properties, or their uses. Aquesta has no Knowledge of any proposed or pending change in the zoning of, or of any proposed or pending condemnation proceeding with respect to, any of the Aquesta Realty or the Aquesta Leased Real Properties which may materially and adversely affect the Aquesta Realty or the Aquesta Leased Real Properties or the current use by a Aquesta Entity thereof.
4.11   Intellectual Property.   Except as disclosed in Section 4.11 of the Aquesta Disclosure Memorandum, each Aquesta Entity owns or has a license to use all of the Intellectual Property used by such Aquesta Entity in the course of its business, including sufficient rights in each copy possessed by each Aquesta Entity. Each Aquesta Entity is the owner of or has a license to any Intellectual Property sold or licensed to a third party by such Aquesta Entity in connection with such Aquesta Entity’s business operations, and such Aquesta Entity has the right to convey by sale or license any Intellectual Property so conveyed. To the Knowledge of Aquesta, no Aquesta Entity is in material Default under any of its Intellectual Property licenses. No proceedings have been instituted, or are pending or to the Knowledge of Aquesta threatened, which challenge the rights of any Aquesta Entity with respect to Intellectual Property used, sold, or licensed by such Aquesta Entity in the course of its business, nor has any person claimed or alleged that any Aquesta Entity has misappropriated any rights to such Intellectual Property. To the Knowledge of Aquesta, the conduct of the business of the Aquesta Entities does not infringe any Intellectual Property of any other person. Except as disclosed in Section 4.11 of the Aquesta Disclosure Memorandum, no Aquesta Entity is obligated to pay any recurring royalties to any Person with respect to any such Intellectual Property, other than any license or maintenance fees specified in a license agreement with such party. Aquesta does not have any Contracts with its directors, officers, or employees which require such officer, director, or employee to assign any interest in any Intellectual Property to an Aquesta Entity and to keep confidential any trade secrets, proprietary data, customer information, or other business information of an Aquesta Entity, and to the Knowledge of Aquesta, no such officer, director, or employee is party to any Contract with any Person other than an Aquesta Entity which requires such officer, director, or employee to assign any interest in any Intellectual Property to any Person other than an Aquesta Entity or to keep confidential any trade secrets, proprietary data, customer information, or other business information of any Person other than an Aquesta Entity. To the Knowledge of Aquesta, no officer, director, or employee of any Aquesta Entity is party to any confidentiality, nonsolicitation, noncompetition, or other Contract which restricts or prohibits such officer, director, or employee from engaging in activities competitive with any Person, including any Aquesta Entity.

4.12   Environmental Matters.
(a)   Aquesta has delivered, or caused to be delivered or made available to Buyer true and complete copies of all environmental site assessments, test results, analytical data, boring logs, permits for storm water, wetlands fill, or other environmental permits for construction of any building, parking lot, or other improvement, and other environmental reports and studies as they exist in the possession of any Aquesta Entity relating to its Participation Facilities and Operating Properties. To the Knowledge of Aquesta, there are no material violations of Environmental Laws on properties that secure loans made by Aquesta or Aquesta Bank.
(b)   Each Aquesta Entity, its Participation Facilities, and its Operating Properties are, and have been in compliance with Environmental Laws and Permits in all material respects
(c)   There is no Litigation pending, and Aquesta has received no written notice of any threatened environmental enforcement action, investigation, or Litigation before any Governmental Authority or other forum in which any Aquesta Entity or any of its Participation Facilities or Operating Properties (or Aquesta in respect of such Participation Facility or Operating Property) has been or, with respect to threatened Litigation, may be named as a defendant (i) for alleged noncompliance with or Liability under any Environmental Law, or (ii) relating to the release, discharge, spillage, or disposal into the environment of any Hazardous Material at a site currently or formerly owned, leased, or operated by any Aquesta Entity or any of its Participation Facilities or Operating Properties.
(d)   To the Knowledge of Aquesta, during and prior to the period of (i) any Aquesta Entity’s ownership or operation of any of their respective current properties, (ii) any Aquesta Entity’s participation in the management of any Participation Facility, or (iii) any Aquesta Entity’s holding of a security interest in, or ownership or operation of, any Operating Property, there have been no releases, discharges, spillages, or disposals of Hazardous Material in, on, under, or affecting such properties. To the Knowledge of Aquesta, during and prior to the period of (i) Aquesta Entity’s ownership or operation of any of their respective current properties, (ii) any Aquesta Entity’s participation in the management of any Participation Facility, or (iii) any Aquesta Entity’s holding of a security interest in any Operating Property, there have been no material violations of any Environmental Laws with respect to such properties, including but not limited to unauthorized alterations of wetlands.
(e)   Notwithstanding any other provision herein, the representations and warranties contained in Section 4.12(a) to (d) above constitute the sole representations and warranties of each Aquesta Entity with respect to their compliance, or the compliance of their Operating Properties and Participation Facilities, or any properties now or previously owned or operated, with Environmental Laws or Permits or with respect to the presence of Hazardous Material.
4.13   Compliance with Laws.
(a)   Aquesta is a bank holding company duly registered and in good standing as such with the Federal Reserve. Aquesta Bank is a North Carolina-chartered banking corporation in good standing with the North Carolina Office of the Commissioner of Banks.
(b)   Compliance with Permits, Laws and Orders.
(i)   Each of the Aquesta Entities has in effect all Permits and has made all filings, applications, and registrations with Governmental Authorities that are required for it to own, lease, or operate its assets and to carry on its business as now conducted, and to the Knowledge of Aquesta, there has occurred no Default under any such Permit applicable to their respective businesses or employees conducting their respective businesses.
(ii)   To the Knowledge of Aquesta, none of the Aquesta Entities is in material Default under any Laws or Orders applicable to its business or employees conducting its business.
(iii)   None of the Aquesta Entities has received any notification or communication from any Governmental Authority (A) asserting that Aquesta or any of its Subsidiaries is in Default under any of the Permits, Laws, or Orders which such Governmental Authority enforces, (B) threatening to revoke any Permits, or (C) requiring or requesting Aquesta or any of its Subsidiaries (x) to enter into or

Consent to the issuance of a cease and desist Order, formal agreement, directive, commitment, or memorandum of understanding, or (y) to adopt any resolution of its board of directors or similar undertaking.
(iv)   Except as disclosed in Section 4.13(b) of the Aquesta Disclosure Memorandum, there (A) is no material unresolved violation, criticism, or exception by any Governmental Authority with respect to any report or statement relating to any examinations or inspections of Aquesta or any of its Subsidiaries, (B) are no written notices or correspondence received by Aquesta with respect to pending formal or informal inquiries by, or disagreements with, any Governmental Authority with respect to Aquesta’s or any of Aquesta’s Subsidiaries’ business, operations, policies, or procedures, and (C) is not any pending or threatened, nor has any Governmental Authority indicated an intention to conduct any, investigation, or review of it or any of its Subsidiaries.
(v)   None of the Aquesta Entities nor, to the Knowledge of Aquesta, any of its directors, officers, employees, or Representatives acting on its behalf has offered, paid, or agreed to pay any Person, including any Government Authority, directly or indirectly, anything of value for the purpose of, or with the intent of obtaining or retaining any business in violation of applicable Laws, including (A) using any corporate funds for any unlawful contribution, gift, entertainment, or other unlawful expense relating to political activity, (B) making any direct or indirect unlawful payment to any foreign or domestic government official or employee from corporate funds, (C) violating any provision of the Foreign Corrupt Practices Act of 1977, as amended, or (D) making any bribe, rebate, payoff, influence payment, kickback, or other unlawful payment.
(vi)   Each Aquesta Entity has complied in all material respects with all requirements of Law under the Bank Secrecy Act and the USA Patriot Act, and each Aquesta Entity has timely filed all reports of suspicious activity, including those required under 12 C.F.R. § 353.3.
(vii)   Each Aquesta Entity’s collection and use of individually identifiable personal information relating to an identifiable or identified natural person (“IIPI”) complies in all material respects with applicable privacy or data security requirements of the Fair Credit Reporting Act, and the Gramm-Leach-Bliley Act, including implementing regulations.
4.14   Labor Relations.
(a)   No Aquesta Entity is the subject of any Litigation asserting that it or any other Aquesta Entity has committed an unfair labor practice (within the meaning of the National Labor Relations Act or comparable state Law) or other violation of state or federal labor Law or seeking to compel it or any other Aquesta Entity to bargain with any labor organization, trade union, workers council, or other employee representative as to wages or conditions of employment, nor is any Aquesta Entity a party to any collective bargaining agreement or subject to any bargaining order, injunction, legally binding commitment, or other Order relating to any Aquesta Entity’s relationship or dealings with its employees, any labor organization, trade union, workers council, or any other employee representative. There is no strike, slowdown, lockout, work stoppage, or other job action or labor dispute involving any Aquesta Entity pending or, to the knowledge of Aquesta, threatened, and there have been no such actions or disputes in the past five (5) years. To the Knowledge of Aquesta, there has not been any attempt by any Aquesta Entity employees or any labor organization or other employee representative to organize or certify a collective bargaining unit or to engage in any other union organization activity with respect to the workforce of any Aquesta Entity. Except as disclosed in Section 4.14(a) of the Aquesta Disclosure Memorandum, employment of each employee of each Aquesta Entity is terminable at will by the relevant Aquesta Entity.
(b)   Except as disclosed in Section 4.14(b) of the Aquesta Disclosure Memorandum, employment of each employee and the engagement of each independent contractor of each Aquesta Entity is terminable at will by the relevant Aquesta Entity without (i) any penalty, liability, or severance obligation incurred by any Aquesta Entity, (ii) and in all cases without prior consent by any Governmental Authority. No Aquesta Entity will owe any amounts to any of its employees or independent contractors as of the Closing Date, other than for wages, bonuses, vacation pay, sick leave, and mileage reimbursement obligations incurred, properly accrued for and recorded in Aquesta’s books and records, and paid in the ordinary course in accordance with past practice and not as a result of the transactions contemplated by this Agreement, except as disclosed in Section 4.14(b) of the Aquesta Disclosure Memorandum.

(c)   All of the employees employed by any Aquesta Entity in the United States are either United States citizens or are, to the Knowledge of Aquesta, legally entitled to work in the United States under the Immigration Reform and Control Act of 1986, as amended, other United States immigration Laws and the Laws related to the employment of non-United States citizens applicable in the state in which the employees are employed. Each Aquesta Entity has complied with E-Verify and any comparable Law.
(d)   No Aquesta Entity has effectuated (i) a “plant closing” (as defined in the Worker Adjustment and Retraining Notification Act (the “WARN Act”)) affecting any site of employment or one or more facilities or operating units within any site of employment or facility of any Aquesta Entity; or (ii) a “mass layoff” (as defined in the WARN Act) affecting any site of employment or facility of any Aquesta Entity; and no Aquesta Entity has been affected by any transaction or engaged in layoffs or employment terminations sufficient in number to trigger application of any similar state or local Law.
(e)   Section 4.14(e) of the Aquesta Disclosure Memorandum contains a list of all independent contractors of each Aquesta Entity (separately listed by Aquesta Entity), and each such Person meets the standard for an independent contractor under all Laws (including Treasury Regulations under the Code and federal and state labor and employment Laws), and no such Person is an employee of any Aquesta Entity under any applicable Law.
(f)   All Aquesta Entities are and for the past three (3) years have been in material compliance with all applicable Laws pertaining to employment and employment practices with respect to the employees of Aquesta and its Subsidiaries, including but not limited to all Laws relating to wages, hours, overtime, employment discrimination, workplace harassment, retaliation, family and medical leave, disability accommodation, civil rights, safety and health, workers’ compensation, pay equity, I-9 employment eligibility verification and the collection and payment of payroll withholding, unemployment, Medicare and/or social security taxes, and there are no pending, or, to the Knowledge of Aquesta, threatened, investigations, complaints, charges, claims, lawsuits, or arbitrations with respect to such Laws.
4.15   Employee Benefit Plans.
(a)   Aquesta has disclosed in Section 4.15(a) of the Aquesta Disclosure Memorandum, and has delivered or made available to Buyer prior to the execution of this Agreement, (i) copies of each Employee Benefit Plan currently adopted, maintained by, sponsored in whole or in part by, or contributed or required to be contributed to by any Aquesta Entity or any ERISA Affiliate thereof for the benefit of employees, former employees, officers, retirees, dependents, spouses, current or former directors, independent contractors, or other beneficiaries or under which employees, former employees, officers, retirees, dependents, spouses, current or former directors, independent contractors, or other beneficiaries are eligible to participate (each, a “Aquesta Benefit Plan,” and collectively, the “Aquesta Benefit Plans”) and (ii) a list of each Employee Benefit Plan that is not identified in (i) above but for which any Aquesta Entity or any ERISA Affiliate thereof has or could have any direct or indirect obligation or Liability. Any of the Aquesta Benefit Plans that is an “employee pension benefit plan,” as that term is defined in ERISA Section 3(2), is referred to herein as a “Aquesta ERISA Plan.” Each Aquesta ERISA Plan that is also a “defined benefit plan” (as defined in Code Section 414(j)) is referred to herein as a “Aquesta Pension Plan,” and is identified as such in Section 4.15(a) of the Aquesta Disclosure Memorandum.
(b)   Aquesta has delivered or made available to Buyer prior to the execution of this Agreement, to the extent applicable, (i) the governing plan documents for all Aquesta Benefit Plans, including all trust agreements or other funding arrangements, and all amendments thereto (or, if such Aquesta Benefit Plan is not written, an accurate description of the material terms thereof) (ii) the most recent favorable determination letters or opinion letters for each Aquesta ERISA Plan intended to be qualified under Section 401(a) of the Code, and all rulings, information letters, or advisory opinions issued to any Aquesta Benefit Plan during this calendar year or any of the preceding three (3) calendar years, each as issued by the United States Internal Revenue Service (“IRS”), the United States Department of Labor (“DOL”) or the Pension Benefit Guaranty Corporation (“PBGC”), (iii) any filing or documentation (whether or not filed with the IRS) where corrective action was taken in connection with the IRS EPCRS program set forth in IRS Revenue Procedure 2019-19 (or its predecessor or successor rulings), (iv) annual reports or returns, audited or unaudited financial statements, actuarial reports, and valuations prepared for any Employee Benefit Plan for the current plan year and the three (3) preceding plan years, (v) the most recent summary plan description for each

Aquesta Benefit Plan and any material modifications thereto, and (vi) all material correspondence from or to the IRS, DOL, or PBGC regarding any Aquesta Benefit Plan received or sent during this calendar year or any of the preceding three (3) calendar years.
(c)   Each Aquesta Benefit Plan is in material compliance with the terms of such Aquesta Benefit Plan and, in compliance with the requirements of all applicable Laws, including the Code and ERISA. Each Aquesta ERISA Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter or opinion from the IRS or, in the alternative, appropriately relies upon a favorable determination letter issued to a prototype plan under which the Aquesta ERISA Plan has been adopted and, to the Knowledge of Aquesta, there exist no circumstances likely to result in revocation of any such favorable determination letter. Aquesta has not received any written communication from any Governmental Authority questioning or challenging the compliance of any Aquesta Benefit Plan with applicable Laws. No Aquesta Benefit Plan is currently being audited by any Governmental Authority for compliance with applicable Laws or has been audited with a determination by any Governmental Authority that the Employee Benefit Plan failed to comply with applicable Laws.
(d)   There has been no material oral or written representation or communication with respect to any aspect of the Employee Benefit Plans made to employees of any Aquesta Entity which is not in all material respects in accordance with the written or otherwise preexisting terms and provisions of such plans. Neither Aquesta, any Aquesta Entity, nor, to the Knowledge of Aquesta, any administrator or fiduciary of any Aquesta Benefit Plan (or any agent of any of the foregoing) has engaged in any transaction, or acted or failed to act in any manner, which could subject Aquesta, any Aquesta Entity, or Buyer to any direct or indirect Liability (by indemnity or otherwise) for breach of any fiduciary, co-fiduciary, or other duty under ERISA. There are no unresolved claims or disputes under the terms of, or in connection with, Aquesta Benefit Plans other than claims for benefits which are payable in the ordinary course of business consistent with the terms of the applicable plan, and no action, proceeding, prosecution, inquiry, hearing, or investigation has been commenced with respect to any Aquesta Benefit Plan other than routine claims for benefits.
(e)   All Aquesta Benefit Plan documents and annual reports or returns, audited or unaudited financial statements, actuarial valuations, summary annual reports, and summary plan descriptions issued with respect to the Aquesta Benefit Plans are correct and complete in all material respects, to the extent applicable, have been timely filed with the IRS, the DOL, or PBGC, and distributed to participants of the Aquesta Benefit Plans (as required by Law), and there have been no material misstatements or omissions in the information set forth therein.
(f)   To the Knowledge of Aquesta, no “party in interest” (as defined in ERISA Section 3(14)) or “disqualified person” (as defined in Code Section 4975(e)(2)) of any Aquesta Benefit Plan has engaged in any nonexempt “prohibited transaction” (as described in Code Section 4975(c) or ERISA Section 406).
(g)   Each Aquesta Benefit Plan that is a “group health plan” within the meaning of Section 5000(b)(1) of the Code is in compliance with the applicable terms of the Patient Protection and Affordable Care Act of 2010, as amended, including the market reform mandates and the employer-shared responsibility requirements, and no event has occurred nor circumstances exist that would cause any Aquesta Entity to be subject to any Taxes assessable under Sections 4980H(a) and 4980H(b) of the Code. Each Aquesta Entity has complied with the annual health insurance coverage reporting requirements under Code Sections 6055 and 6056.
(h)   No material Liability under Title IV of ERISA has been or is expected to be incurred by any Aquesta Entity or any ERISA Affiliate thereof, and no event has occurred that could reasonably result in Liability under Title IV of ERISA being incurred by any Aquesta Entity or any ERISA Affiliate thereof with respect to any ongoing, frozen, terminated, or other single-employer plan of any Aquesta Entity or the single-employer plan of any ERISA Affiliate. Except as may arise in connection with the transactions contemplated by this Agreement, there has been no “reportable event,” within the meaning of ERISA Section 4043, for which the 30-day reporting requirement has not been waived by any ongoing, frozen, terminated or other single employer plan of Aquesta or of an ERISA Affiliate.
(i)   Except as disclosed in Section 4.15(i) of the Aquesta Disclosure Memorandum, or required under Part 6 of ERISA or Code Section 4980B or similar state law, no Aquesta Entity has any material Liability or obligation for retiree or post-termination of employment or services health or life benefits under any of the Aquesta Benefit Plans, or other plan or arrangement, and there are no restrictions on the Rights of such Aquesta Entity to unilaterally amend or terminate any and all such retiree or post-termination of employment or services health or benefit plan without incurring any Liability or obtaining any consent or waiver. No Tax under Code Sections 4980B or 5000 has been incurred with respect to any Aquesta Benefit Plan or other plan or arrangement, and to the Knowledge of Aquesta, no circumstance exists that could give rise to such Taxes.
(j)   Except as disclosed in Section 4.15(j) of the Aquesta Disclosure Memorandum, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby (whether alone or in connection with any other event) will (i) result in any payment (including severance, unemployment compensation, “excess parachute payment” as defined under Code Section 280G or otherwise) becoming due from any Aquesta Entity under any Aquesta Benefit Plan or otherwise, (ii) increase any benefits otherwise payable under any Aquesta Benefit Plan, or (iii) result in any acceleration of the time of payment or vesting of any such benefit, or any benefit under any life insurance owned by any Aquesta Entity or the Rights of any Aquesta Entity in, to or under any insurance on the life of any current or former officer, director, or employee of any Aquesta Entity, or change any Rights or obligations of any Aquesta Entity with respect to such insurance.
(k)   Section 4.15(k) of the Aquesta Disclosure Memorandum sets forth preliminary calculations, based on assumptions set forth therein, of the following: (i) the amount of all payments and benefits to which each individual set forth on such Aquesta Disclosure Memorandum is entitled to receive (as determined based on the valuation principles described in Section 280G of the Code and the Treasury Regulations promulgated thereunder), pursuant to all employment, salary continuation, bonus, change in control, and all other agreements, plans and arrangements, in connection with a termination of employment before or following, or otherwise in connection with or contingent upon, the transactions contemplated under this Agreement (for the avoidance of doubt, excluding payments or benefits in respect of vested equity awards) (each such total amount in respect of each such individual, the “Change in Control Benefit”), other than the payment any such individual shall otherwise be entitled to receive as a gross-up payment in respect of any excise tax imposed on the individual pursuant to Section 4999 of the Code as calculated pursuant to the applicable agreement (any each such payment, a “Gross-Up Payment”); (ii) the amount of any Gross-Up Payment payable to each such individual; and (iii) the aggregate amount of all Change in Control Benefits and Gross-Up Payments.
(l)   Except as disclosed in Section 4.15(l) of the Aquesta Disclosure Memorandum, no Aquesta Benefit Plan is or has been funded by, associated with, or related to a “voluntary employee’s beneficiary association” within the meaning of Section 501(c)(9) of the Code, a “welfare benefit fund” within the meaning of Section 419 of the Code, a “qualified asset account” within the meaning of Section 419A of the Code or a “multiple employer welfare arrangement” within the meaning of Section 3(40) of ERISA. The actuarial present values of all accrued deferred compensation entitlements (including entitlements under any executive compensation, supplemental retirement, or employment agreement) of employees and former employees of any Aquesta Entity and their respective beneficiaries, other than entitlements accrued pursuant to funded retirement plans, whether or not subject to the provisions of Code Section 412 or ERISA Section 302, have been reflected on the Aquesta Financial Statements in all material respects to the extent required by and in accordance with GAAP.
(m)   Each Aquesta Benefit Plan that is a “nonqualified deferred compensation plan” (within the meaning of Section 409A of the Code) has been operated in compliance with Section 409A of the Code and the guidance issued by the IRS with respect to such plans or is not required to comply therewith due to its grandfathered status under Section 409A of the Code.
(n)   All individuals who render services to any Aquesta Entity and who are authorized to participate in an Aquesta Benefit Plan pursuant to the terms of such Aquesta Benefit Plan are in fact eligible to and authorized to participate in such Aquesta Benefit Plan. All Aquesta Entities have, for purposes of the Aquesta Benefit Plans and all other purposes, correctly classified all individuals performing services for such Aquesta Entity as common law employees, independent contractors, or agents, as applicable.

(o)   Neither Aquesta nor any of its ERISA Affiliates has had an “obligation to contribute” (as defined in ERISA Section 4212) to, or other obligations or Liability in connection with, a “multiemployer plan” (as defined in ERISA Sections 4001(a)(3) or 3(37)(A)) or any employee pension benefit plan within the meaning of ERISA Section 3(2) that is subject to Section 412 of the Code or Section 302 of ERISA or a multiple employer plan within the meaning of Section 413(c) of the Code or ERISA Sections 4063, 4064, or 4066.
(p)   Except as disclosed in Section 4.15(p) of the Aquesta Disclosure Memorandum, there are no payments or changes in terms due to any insured person as a result of this Agreement, the Merger or the transactions contemplated herein, under any bank-owned, corporate-owned split dollar life insurance, other life insurance, or similar arrangement or Contract, and the Surviving Corporation shall, upon and after the Effective Time, succeed to and have all the rights in, to and under such life insurance Contracts as Aquesta presently holds. Each Aquesta Entity will, upon the execution and delivery of this Agreement, and will continue to have until the Effective Time, notwithstanding this Agreement or the consummation of the transaction contemplated hereby, all ownership rights and interest in all corporate or bank-owned life insurance.
(q)   Each Aquesta ERISA Plan that is intended to qualify under Section 401(a) of the Code so qualifies, and its related trust is tax exempt under Section 501(a) of the Code, and to the Knowledge of Aquesta, no event has occurred and no condition exists that could cause the loss of such qualified or tax exempt status.
(r)   Except as disclosed in Section 4.15(r) of the Aquesta Disclosure Memorandum, with respect to each Aquesta Pension Plan, (i) all contributions required to be made under Sections 412 and 430 of the Code with respect to such Aquesta Pension Plan have been made timely, (ii) there has been no application for any waiver of the minimum funding standards imposed by Section 412 of the Code, and such minimum funding standards have been met to date, and (iii) there is not any “amount of unfunded benefit liabilities” as defined in Section 4001(a)(18) of ERISA under such Aquesta Pension Plan.
(s)   Each Aquesta Benefit Plan may be amended or terminated by Aquesta without the consent of any Person.
(t)   Except as disclosed in Section 4.15(t) of the Aquesta Disclosure Memorandum, no Aquesta Benefit Plan that is described in ERISA Section 3(2) is involved or connected with any fund or other investment that has or involves any early termination, market value adjustment or other similar fee, payment requirement, or other charge.
4.16   Material Contracts.
(a)   Except as disclosed in Section 4.16(a) of the Aquesta Disclosure Memorandum or otherwise reflected in the Aquesta Financial Statements, as of the date of this Agreement, none of the Aquesta Entities, nor any of their respective Assets, businesses, or operations, is a party to, or is bound or affected by, or receives benefits under, (i) any employment, bonus, severance, termination, consulting, or retirement Contract, (ii) any Contract relating to the borrowing of money by any Aquesta Entity, or the guarantee by any Aquesta Entity of any such obligation (other than Contracts evidencing the creation of deposit liabilities, endorsements or guarantees in connection with presentation of items for collection (e.g., personal or business checks), purchases of federal funds, advances from the Federal Reserve or Federal Home Loan Bank, entry into repurchase agreements fully secured by U.S. government securities or U.S. government agency securities, advances of depository institution Subsidiaries incurred in the ordinary course of Aquesta’s business, and trade payables and Contracts relating to borrowings or guarantees made in the ordinary course of Aquesta’s business), (iii) any Contract which prohibits or restricts any Aquesta Entity or any personnel of an Aquesta Entity from engaging in any business activities in any geographic area, line of business, or otherwise in competition with any other Person, (iv) any Contract involving Intellectual Property (other than Contracts entered into in the ordinary course with customers or “shrink-wrap” software licenses), (v) any Contract relating to the provision of data processing, network communication, or other technical services to or by any Aquesta Entity, (vi) any Contract relating to the purchase or sale of any goods or services (other than Contracts entered into in the ordinary course of business and involving payments under any individual Contract or series of contracts not in excess of $100,000 per annum), or (vii) any exchange-traded or over-the-counter swap, forward, future, option, cap, floor, or collar financial Contract, or any other interest rate or foreign currency protection Contract or any Contract that is a combination thereof not included on its balance sheet (collectively, the “Aquesta Contracts”).
(b)   With respect to each Aquesta Contract and except as disclosed in Section 4.16(b) of the Aquesta Disclosure Memorandum: (i) the Contract is in full force and effect; (ii) no Aquesta Entity is in material Default thereunder; (iii) no Aquesta Entity has repudiated or waived any material provision of any such Contract; (iv) no other party to any such Contract is in Default in any respect or has repudiated or waived each material provision thereunder; and (v) no Consent which has not been or will not be obtained is required by a Contract for the execution, delivery, or performance of this Agreement, the consummation of the Merger or the other transactions contemplated hereby. Section 4.16(b) of the Aquesta Disclosure Memorandum lists every Consent required by any Contract involving an amount in excess of $100,000. All of the indebtedness of any Aquesta Entity for money borrowed (other than deposit liabilities, purchases of federal funds, advances from the Federal Reserve or Federal Home Loan Bank, repurchase agreements fully secured by U.S. government securities or U.S. government agency securities, advances of depository institution Subsidiaries incurred in the ordinary course of Aquesta’s business, and trade payables and Contracts relating to borrowings or guarantees made in the ordinary course of Aquesta’s business) is prepayable at any time by such Aquesta Entity without penalty, premium or charge, except as specified in Section 4.16(b) of the Aquesta Disclosure Memorandum.
4.17   Privacy of Customer Information.
(a)   For the purposes contemplated by this Agreement, each Aquesta Entity has valid rights to use and transfer to Buyer and Buyer Bank all IIPI relating to customers, former customers, and prospective customers that will be transferred to Buyer pursuant to this Agreement.
(b)   Each Aquesta Entity’s collection and use of such IIPI and the transfer of such IIPI to Buyer or Buyer Bank complies in all material respects with Aquesta Bank’s Gramm-Leach-Bliley privacy notice and applicable privacy or data security requirements of the Gramm-Leach-Bliley Act and the Fair Credit Reporting Act, including implementing regulations.
4.18   Legal Proceedings.   Except as disclosed in Section 4.18 of the Aquesta Disclosure Memorandum, there is no material Litigation instituted or pending, or, to the Knowledge of Aquesta, threatened (or unasserted but considered probable of assertion) against any Aquesta Entity, against any director, officer, employee, or agent of any Aquesta Entity in their capacities as such or with respect to any service to or on behalf of any Employee Benefit Plan or any other Person at the request of the Aquesta Entity or Employee Benefit Plan of any Aquesta Entity, or against any Asset, interest, or right of any of them, nor are there any Orders or judgments outstanding against any Aquesta Entity. No claim for indemnity has been made or, to the Knowledge of Aquesta, threatened by any director, officer, employee, independent contractor, or agent to any Aquesta Entity and, to the Knowledge of Aquesta, no basis for any such claim exists.
4.19   Reports.   Except for immaterial late filings or as otherwise disclosed in Section 4.19 of the Aquesta Disclosure Memorandum, since January 1, 2018, each Aquesta Entity has timely filed all reports and statements, together with any amendments required to be made with respect thereto, that it was required to file with Governmental Authorities. As of their respective dates, each of such reports and documents, including the financial statements, exhibits, and schedules thereto, complied in all material respects with all applicable Laws. As of their respective dates, such reports and documents did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading.
4.20   Internal Control.   Aquesta’s internal control over financial reporting is effective to provide reasonable assurance regarding the reliability of Aquesta’s financial reporting and the preparation of Aquesta financial statements for external purposes in accordance with GAAP. Aquesta’s internal control over financial reporting is effective to provide reasonable assurance (i) regarding the maintenance of records, that in reasonable detail, accurately and fairly reflect the transactions and disposition of Aquesta’s consolidated Assets; (ii) that transactions are recorded as necessary to permit the preparation of Aquesta’s financial statements in accordance with GAAP and that receipts and expenditures are being made only in accordance with the authorizations of Aquesta’s management and directors; and (iii) regarding prevention or timely detection of unauthorized acquisition, use or disposition of Aquesta’s consolidated Assets that could have a material impact on Aquesta’s financial statements.
4.21   Loans and Transactions with Executive Officers and Directors.   Aquesta is in compliance with Federal Reserve Regulation O in all material respects. Section 4.21 of the Aquesta Disclosure Memorandum sets forth a list of all loans as of the date hereof by Aquesta and its Subsidiaries to any directors, executive officers, and principal shareholders (as such terms are defined in Regulation O of the Federal Reserve (12 C.F.R. Part 215)) of Aquesta or any of its Subsidiaries. There are no employee, officer, director, or other affiliate loans on which the borrower is paying a rate other than that reflected in the note or other relevant credit or security agreement or on which the borrower is paying a rate which was below market rate for similar loans to similarly situated borrowers at the time the loan was originated. All such loans are and were originated in compliance in all material respects with all applicable Laws. Except as disclosed in Section 4.21 of the Aquesta Disclosure Memorandum, no director or executive officer of Aquesta or Aquesta Bank, or any “associate” (as such term is defined in Rule 14a-1 under the Exchange Act) or related interest of any such Person, has any interest in any contract or property (real or personal, tangible or intangible), used in, or pertaining to, the business of Aquesta or Aquesta Bank.
4.22   Approvals.   No Aquesta Entity nor, to the Knowledge of Aquesta, any Affiliate thereof, has taken or agreed to take any action or has any Knowledge of any fact or circumstance that is reasonably likely to materially impede or delay receipt of required Consents or result in the imposition of a condition or restriction of the type referred to in the last sentence of Section 8.1(b). No Aquesta Entity is subject to any cease-and-desist or other order or enforcement action issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or has been ordered to pay any civil penalty by, or is a recipient of any supervisory letter from, or has adopted any board resolutions at the request or suggestion of any Regulatory Authority or other Governmental Authority that restricts the conduct of its business or that relates to its capital adequacy, its ability to pay dividends, its credit or risk management policies, its management or its business (any such agreement, memorandum of understanding, letter, undertaking, order, directive or resolutions, whether or not set forth in the Aquesta Disclosure Memorandum, a “Aquesta Regulatory Agreement”), nor are there any pending or, to the Knowledge of Aquesta, threatened regulatory investigations or other actions by any Regulatory Authority or other Governmental Authority that could reasonably be expected to lead to the issuance of any such Aquesta Regulatory Agreement.
4.23   Takeover Laws and Provisions.   Each Aquesta Entity has taken all necessary action, if any, to exempt the transactions contemplated by this Agreement from, or, if necessary, to render inapplicable, any applicable “moratorium,” “fair price,” “business combination,” “control share,” or other anti-takeover Laws, (collectively, “Takeover Laws”).
4.24   Brokers and Finders; Opinion of Financial Advisor.   Except for the Aquesta Financial Advisor, neither Aquesta nor its Subsidiaries, or any of their respective officers, directors, employees, or Representatives, has employed any broker, finder, or investment banker or incurred any Liability for any financial advisory fees, investment bankers fees, brokerage fees, commissions, or finder’s or other such fees in connection with this Agreement or the transactions contemplated hereby. Section 4.24 of the Aquesta Disclosure Memorandum lists the fees and expenses that that are currently owed to the Aquesta Financial Advisor and that will be owed to Aquesta Financial Advisor as a result of transactions contemplated by this Agreement. Aquesta has received the written opinion of the Aquesta Financial Advisor, dated as of the date of this Agreement, to the effect that the consideration to be received in the Merger by the holders of Aquesta Common Stock is fair, from a financial point of view, to such holders, a signed copy of which has been or will be delivered to Buyer.
4.25   Board of Directors Recommendation.   Aquesta’s board of directors, at a meeting duly called and held, has by unanimous vote of the directors present (a) adopted this Agreement and approved the transactions contemplated hereby, including the Merger and the transactions contemplated hereby and thereby, and has determined that, taken together, they are fair to and in the best interests of Aquesta’s stockholders, and (b) resolved, subject to the terms of this Agreement, to recommend that the holders of the shares of Aquesta Common Stock approve this Agreement, the Merger, and the related transactions and to call and hold a meeting of Aquesta’s stockholders at which this Agreement, the Merger, and the related transactions shall be submitted to the holders of the shares of Aquesta Common Stock for approval.

4.26   PPP and Main Street Lending Program.   To the extent that Aquesta Bank has originated or otherwise participated in any program or benefit created or modified by the Coronavirus Aid, Relief, and Economic Security Act, including but not limited to the Paycheck Protection Program (“PPP”), Aquesta Bank has done so in material compliance with all Laws governing such program or benefit, including, but not limited, to all regulations and guidance issued by the SBA with the respect to loans originated pursuant to or in association with the PPP. Aquesta Bank has not originated any loan under the PPP to any “Insider”, as such term is defined under Regulation O (12 C.F.R. Part 215). To the extent that Aquesta Bank has originated or otherwise participated in any program or benefit created or modified by, or offered in association with, the Federal Reserve Board’s Main Street Lending Program, or extended credit or participated in any loan facility offered in conjunction with the Main Street Lending Program, such participation has been in material compliance with all Laws governing the program, including without limitation all regulations and guidance issued by the Federal Reserve Board, and in accordance with safe and sound banking practices.
4.27   Statements True and Correct.
(a)   No representation or warranty by Aquesta in this Agreement and no statement contained in the Aquesta Disclosure Memorandum or any certificate, instrument, or other writing furnished or to be furnished by any Aquesta Entity or any Affiliate thereof to Buyer pursuant to this Agreement or any other document, agreement, or instrument referred to herein contains or will contain any untrue statement of material fact or will omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.
(b)   None of the information supplied or to be supplied by any Aquesta Entity or any Affiliate thereof for inclusion in the Registration Statement to be filed by Buyer with the SEC will, when the Registration Statement becomes effective, be false or misleading with respect to any material fact, or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. None of the information supplied or to be supplied by any Aquesta Entity or any Affiliate thereof for inclusion in any Proxy Statement/Prospectus to be delivered to Aquesta’s stockholders in connection with Aquesta’s Stockholders’ Meetings, and any other documents to be filed by any Aquesta Entity or any Affiliate thereof with the SEC or any other Regulatory Authority in connection with the transactions contemplated hereby, will, at the respective time such documents are filed, and with respect to the Proxy Statement/Prospectus, when first mailed or delivered to the stockholders of Aquesta be false or misleading with respect to any material fact, or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, or, in the case of the Proxy Statement/Prospectus or any amendment thereof or supplement thereto, at the time of Aquesta’s Stockholders’ Meeting be false or misleading with respect to any material fact, or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of any proxy for Aquesta’s Stockholders’ Meeting.
(c)   All documents that any Aquesta Entity or any Affiliate thereof is responsible for filing with any Governmental Authority in connection with the transactions contemplated hereby will comply as to form in all material respects with the provisions of applicable Law.
4.28   Delivery of Aquesta Disclosure Memorandum.   Aquesta has delivered to Buyer a complete Aquesta Disclosure Memorandum herewith.
4.29   No Additional Representations.   Except for the representations and warranties specifically set forth in Article 4 of this Agreement, neither Aquesta nor any of its Affiliates or Representatives, nor any other Person, makes or shall be deemed to make any representation or warranty to Buyer, express or implied, at law or in equity, with respect to the transactions contemplated hereby, and Aquesta hereby disclaims any such representation or warranty by Aquesta or any of its officers, directors, employees, agents, or representatives, or any other person.

ARTICLE 5
REPRESENTATIONS AND WARRANTIES OF BUYER
Buyer represents and warrants to Aquesta, except as set forth in the Buyer Disclosure Memorandum, as follows:
5.1   Organization, Standing, and Power.   Buyer is a corporation duly organized, validly existing, and in good standing under the Laws of the State of Georgia and is a bank holding company within the meaning of the BHCA. Buyer Bank is a commercial bank duly organized, validly existing and in good standing under the Laws of the State of Georgia. Each of Buyer and Buyer Bank has the corporate power and authority to carry on its business as now conducted and to own, lease, and operate its Assets. Each of Buyer and Buyer Bank is duly qualified or licensed to transact business as a foreign corporation in good standing in the states of the United States and foreign jurisdictions where the character of its Assets or the nature or conduct of its business requires it to be so qualified or licensed, except for jurisdictions where the failure to be so qualified or licensed is not reasonably likely to have, individually or in the aggregate, a Buyer Material Adverse Effect. Buyer Bank is an “insured depository institution” as defined in the Federal Deposit Insurance Act, as amended, and applicable regulations thereunder, and the deposits held by Buyer Bank are insured, up to the applicable limits, by the FDIC’s Deposit Insurance Fund. Buyer is a bank holding company duly registered and in good standing as such with the Federal Reserve.
5.2   Authority of Buyer; No Breach By Agreement.
(a)   Buyer has the corporate power and authority necessary (i) to execute, deliver, and, other than with respect to the Merger, perform this Agreement, and (ii) with respect to the Merger, upon the approval of the Merger, including any approvals referred to in Sections 8.1(b) and 8.1(c), to perform its obligations under this Agreement and to consummate the transactions contemplated hereby. The execution, delivery, and performance of this Agreement and the consummation of the transactions contemplated herein, including the Merger, have been duly and validly authorized by all necessary corporate action in respect thereof on the part of Buyer. Subject to the approvals referred to in Sections 8.1(b) and 8.1(c), this Agreement represents a legal, valid, and binding obligation of Buyer, enforceable against Buyer in accordance with its terms (except in all cases as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, or similar Laws affecting the enforcement of creditors’ rights generally and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceeding may be brought).
(b)   Neither the execution and delivery of this Agreement by Buyer, nor the consummation by Buyer and Buyer Bank of the transactions contemplated hereby, nor compliance by Buyer and Buyer Bank with any of the provisions hereof, will (i) conflict with or result in a breach of any provision of Buyer’s articles of incorporation or bylaws or the articles of incorporation or bylaws of any Buyer Subsidiary or any resolution adopted by the board of directors or the stockholders of any Buyer Entity, or (ii) constitute or result in a Default under, or require any Consent pursuant to, or result in the creation of any Lien on any material Asset of any Buyer Entity under, any material Contract or any material Permit of any Buyer Entity, or (iii) subject to receipt of the requisite Consents referred to in Sections 8.1(b) and 8.1(c), constitute or result in a Default under, or require any Consent pursuant to, any Law or Order applicable to any Buyer Entity or any of their respective material Assets (including any Buyer Entity or any Buyer Entity becoming subject to or liable for the payment of any Tax on any Assets owned by any Buyer Entity or any Buyer Entity being reassessed or revalued by any Regulatory Authority).
(c)   Except for (i) the filing of applications and notices with, and approval of such applications and notices from the Federal Reserve, the FDIC, and the North Carolina Office of the Commissioner of Banks, and the Georgia Department of Banking and Finance, (ii) the filing of any other required applications, filings, or notices with any other federal or state banking, insurance, or other Regulatory Authorities, self-regulatory authorities, or any courts, administrative agencies or commissions or other Governmental Authorities and approval of or non-objection to such applications, filings, and notices, (iii) the filing with the SEC of the Registration Statement in which the Proxy Statement/Prospectus will be included, and declaration of effectiveness of the Registration Statement, (iv) the filing of the Articles of Merger with the Nevada Secretary of State and the Georgia Secretary of State, (v) any consents, authorizations, approvals, filings, or exemptions in connection with compliance with the applicable provisions of federal and state securities laws relating to the Merger, regulation of broker-dealers, investment advisers, or transfer agents, and federal commodities laws relating to the regulation of futures commission merchants and the rules and regulations thereunder and of any applicable industry self-regulatory organization, and the rules and regulations of the Nasdaq Stock Market, (vi) any filings or notices that are required under consumer finance, mortgage banking and other similar laws, and (vii) notices or filings under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, if any, no consents or approvals of or filings or registrations with any Governmental Authority are necessary in connection with the consummation by Buyer of the Merger and the other transactions contemplated by this Agreement. No consents or approvals of or filings or registrations with any Governmental Authority are necessary in connection with the execution and delivery by Buyer of this Agreement.
5.3   Capital Stock.
(a)   The authorized capital stock of Buyer consists of 150,000,000 shares of Buyer Common Stock, of which 86,644,741 shares are issued and outstanding as of the date of this Agreement, and 10,000,000 shares of Buyer preferred stock, of which 4,000 shares are issued and outstanding as of the date of this Agreement. All of the issued and outstanding shares of capital stock of Buyer are duly and validly issued and outstanding and are fully paid and nonassessable. None of the outstanding shares of capital stock of Buyer has been issued in violation of any preemptive rights of the current or past shareholders of Buyer. Buyer Common Stock is listed for trading and quotation on the Nasdaq Stock Market. The shares of Buyer Common Stock to be issued in the Merger will be (i) duly authorized, validly issued, fully paid, and nonassesable; (ii) registered under the Securities Act; and (iii) listed for trading and quotation on the Nasdaq Stock Market.
(b)   Except for 811,039 shares of Buyer Common Stock reserved for issuance pursuant to outstanding restricted stock units, there are no shares of capital stock or other equity securities of Buyer reserved for issuance, and no outstanding Rights with respect to any Buyer securities or any right or privilege (whether preemption or contractual) capable of becoming a Contract or Right for the purchase, subscription, exchange, or issuance of any securities of Buyer.
5.4   Exchange Act Filings; Securities Offerings; Financial Statements.
(a)   Buyer has timely filed all Exchange Act Documents required to be filed by Buyer since January 1, 2018 (the “Buyer Exchange Act Reports”). The Buyer Exchange Act Reports (i) at the time filed (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing), complied in all material respects with the applicable requirements of the Securities Laws and other applicable Laws and (ii) did not, at the time they were filed (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing) contain any untrue statement of a material fact or omit to state a material fact required to be stated in such Buyer Exchange Act Reports or necessary in order to make the statements in such Buyer Exchange Act Reports, in light of the circumstances under which they were made, not misleading. Each offering or sale of securities by Buyer (A) was either registered under the Securities Act or made pursuant to a valid exemption from registration under the Securities Act, (B) complied in all material respects with the applicable requirements of the Securities Laws and other applicable Laws, except for immaterial “blue sky” filings, including disclosure and broker/dealer registration requirements, and (C) was made pursuant to offering documents which did not, at the time of the offering (or, in the case of registration statements, at the effective date thereof) contain any untrue statement of a material fact or omit to state a material fact required to be stated in the offering documents or necessary in order to make the statements in such documents, in light of the circumstances under which they were made, not misleading. Buyer’s principal executive officer and principal financial officer have made the certifications required by Sections 302 and 906 of the Sarbanes-Oxley Act and the rules and regulations of the Exchange Act thereunder with respect to the Buyer Exchange Act Reports to the extent such rules or regulations applied at the time of the filing. For purposes of the preceding sentence, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in the Sarbanes-Oxley Act. Such certifications contain no qualifications or exceptions to the matters certified therein and have not been modified or withdrawn; and neither Buyer nor any of its officers has received notice from any Regulatory Authority questioning or challenging the accuracy, completeness, content, form, or manner of filing or submission of such certifications. No Buyer Subsidiary is required to file any Exchange Act Documents.

(b)   Each of the Buyer Financial Statements (including, in each case, any related notes) that are contained in the Buyer Exchange Act Reports, including any Buyer Exchange Act Reports filed after the date of this Agreement until the Effective Time, complied, or will comply, as to form in all material respects with the Exchange Act was, or will be prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes to such financial statements or, in the case of unaudited interim statements, as permitted by Form 10-Q of the Exchange Act), fairly presented in accordance with GAAP the consolidated financial position of Buyer and its Subsidiaries as of the respective dates and the consolidated results of operations and cash flows for the periods indicated, including the fair values of the assets and liabilities shown therein, except that the unaudited interim financial statements were or are subject to normal and recurring year-end adjustments which were not or are not expected to be material in amount or effect, and were certified to the extent required by the Sarbanes-Oxley Act.
(c)   Buyer’s independent registered public accountants, which have expressed their opinion with respect to the Buyer Financial Statements and its Subsidiaries whether or not included in Buyer’s Exchange Act Reports (including the related notes), are and have been throughout the periods covered by such Buyer Financial Statements (i) a registered public accounting firm (as defined in Section 2(a)(12) of the Sarbanes-Oxley Act) (to the extent applicable during such period), (ii) “independent” with respect to Buyer within the meaning of Regulation S-X, and (iii) with respect to Buyer, in compliance with subsections (g) through (l) of Section 10A of the Exchange Act and related Securities Laws. Buyer’s independent registered public accountants have audited Buyer’s year-end financial statements, and have reviewed Buyer’s interim financial statements, that are included in the Buyer Financial Statements. Section 5.4(c) of the Buyer Disclosure Memorandum lists all non-audit services performed by Buyer’s independent registered public accountants for Buyer or Buyer Bank.
(d)   Buyer maintains disclosure controls and procedures as required by Rule 13a-15 or 15d-15 under the Exchange Act, and such controls and procedures are effective to ensure that all material information relating to Buyer and its Subsidiaries is made known on a timely basis to Buyer’s principal executive officer and Buyer’s principal financial officer.
5.5   Legal Proceedings.   There is no material Litigation instituted or pending, or, to the Knowledge of Buyer, threatened (a) against any Buyer Entity, or to which any assets, interest, or right of any of them may be subject, or (b) seeking to prevent, materially alter, or delay any of the transactions contemplated by this Agreement. To the Knowledge of Buyer, no event has occurred or circumstance exists that could reasonably be expected to give rise to or serve as a basis for the commencement of any material Litigation against any Buyer Entity. There is no Order either (i) outstanding against any Buyer Entity, or (ii) seeking to prevent, materially alter, or delay any of the transactions contemplated by this Agreement.
5.6   Reports.   Since January 1, 2018, each Buyer Entity has timely filed all reports and statements, together with any amendments required to be made with respect thereto, that it was required to file with Governmental Authorities. As of their respective dates, each of such reports and documents, including the financial statements, exhibits, and schedules thereto, complied in all material respects with all applicable Laws. As of their respective dates, such reports and documents did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading.
5.7   Absence of Certain Changes or Events.   Except as disclosed in the Buyer Financial Statements delivered prior to the date of this Agreement, from December 31, 2020 through the date of this Agreement, (a) there have been no events, changes, or occurrences which have had, or are reasonably likely to have, individually or in the aggregate, a Buyer Material Adverse Effect, (b) none of the Buyer Entities has taken any action, or failed to take any action, prior to the date of this Agreement, which action or failure, if taken after the date of this Agreement, would represent or result in a material breach or violation of any covenants and agreements of Buyer provided in this Agreement, and (c) since December 31, 2020, the Buyer Entities have conducted their respective businesses in the ordinary course of business consistent with past practice.
5.8   Tax Matters.
(a)   All Buyer Entities have timely filed with the appropriate Taxing Authorities all material Tax Returns in all jurisdictions in which Tax Returns are required to be filed, and such Tax Returns are correct and complete in all material respects. None of the Buyer Entities is the beneficiary of any extension of time within which to file any Tax Return other than extensions of time to file Tax Returns obtained in the ordinary course of business consistent with past practice. All material Taxes of the Buyer Entities to the extent due and payable (whether or not shown on any Tax Return) have been fully and timely paid. There are no Liens for any material Taxes (other than a Lien for current tax year real property or ad valorem Taxes not yet due and payable) on any of the Assets of any of the Buyer Entities. No written claim has ever been made by any Taxing Authority in a jurisdiction where any Buyer Entity does not file a Tax Return that such Buyer Entity may be subject to Taxes by that jurisdiction.
(b)   None of the Buyer Entities has received any written notice of assessment or proposed assessment in connection with any Taxes. There are no ongoing or pending disputes, claims, audits, or examinations regarding any Taxes of any Buyer Entity, any Tax Returns of any Buyer Entity, or the assets of any Buyer Entity. No officer or employee responsible for Tax matters of any Buyer Entity expects any Taxing Authority to assess any additional material Taxes for any period for which Tax Returns have been filed. No issue has been raised by a Taxing Authority in any prior examination of any Buyer Entity, which, by application of the same or similar principles, could be expected to result in a proposed material deficiency for any subsequent taxable period. None of the Buyer Entities has waived any statute of limitations in respect of any Taxes or agreed to a Tax assessment or deficiency.
(c)   Neither Buyer nor Buyer Bank has taken any action, failed to take any action, or has Knowledge of any fact that would be reasonably expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.
5.9   Compliance with Laws.
(a)   Each of the Buyer Entities has in effect all Permits and has made all filings, applications, and registrations with Governmental Authorities that are required for it to own, lease, or operate its assets and to carry on its business as now conducted, and there has occurred no Default under any such Permit applicable to their respective businesses or employees conducting their respective businesses, except in each case where the failure to hold such Permit or make such filing, application, or registration or such Default would not be material to Buyer and its Subsidiaries, taken as a whole.
(b)   None of the Buyer Entities is in material Default under any Laws or Orders applicable to its business or employees conducting its business, except where such Default would not be material to Buyer and its Subsidiaries, taken as a whole.
(c)   Since December 31, 2018, none of the Buyer Entities has received any notification or communication from any Governmental Authority (i) asserting that Buyer or any of its Subsidiaries is in Default under any of the Permits, Laws, or Orders which such Governmental Authority enforces, (ii) threatening to revoke any Permits, or (iii) requiring or requesting Buyer or any of its Subsidiaries (x) to enter into or consent to the issuance of a cease and desist Order, formal agreement, directive, commitment, or memorandum of understanding, or (y) to adopt any resolution of its board of directors or similar undertaking.
(d)   There (i) is no material unresolved violation, criticism, or exception by any Governmental Authority with respect to any report or statement relating to any examinations or inspections of Buyer or any of its Subsidiaries, (ii) are no written notices or correspondence received by Buyer with respect to pending formal or informal inquiries by, or disagreements with, any Governmental Authority with respect to Buyer’s or any of Buyer’s Subsidiaries’ business, operations, policies, or procedures, and (iii) is not any pending or, to Buyer’s Knowledge, threatened, nor has any Governmental Authority indicated an intention to conduct any, investigation, or review of it or any of its Subsidiaries.
(e)   None of the Buyer Entities nor, to the Knowledge of Buyer, any of its directors, officers, employees, or Representatives acting on its behalf has offered, paid, or agreed to pay any Person, including any Government Authority, directly or indirectly, anything of value for the purpose of, or with the intent of obtaining or retaining any business in violation of applicable Laws, including (i) using any corporate funds for any unlawful contribution, gift, entertainment, or other unlawful expense relating to political activity, (ii) making any direct or indirect unlawful payment to any foreign or domestic government official or employee from corporate funds, (iii) violating any provision of the Foreign Corrupt Practices Act of 1977, as amended, or (iv) making any bribe, rebate, payoff, influence payment, kickback, or other unlawful payment.

(f)   Each Buyer Entity has complied in all material respects with all requirements of Law under the Bank Secrecy Act and the USA Patriot Act.
5.10   Approvals and Regulatory Matters.   No Buyer Entity nor, to the Knowledge of Buyer, any Affiliate thereof, has taken or agreed to take any action or has any Knowledge of any fact or circumstance that is reasonably likely to materially impede or delay receipt of required Consents or result in the imposition of a condition or restriction of the type referred to in the last sentence of Section 8.1(b). No Buyer Entity is subject to any cease-and-desist or other order or enforcement action issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or has been ordered to pay any civil penalty by, or is a recipient of any supervisory letter from, or has adopted any board resolutions at the request or suggestion of any Regulatory Authority or other Governmental Authority that restricts the conduct of its business or that relates in any material respect to its capital adequacy, ability to pay dividends, credit or risk management policies, management, or business (any such agreement, memorandum of understanding, letter, undertaking, order, directive or resolutions, a “Buyer Regulatory Agreement”), nor are there any pending or, to the Knowledge of Buyer, threatened regulatory investigations or other actions by any Regulatory Authority or other Governmental Authority that could reasonably be expected to lead to the issuance of any such Buyer Regulatory Agreement. Buyer has timely filed all material reports, registrations and statements, together with any amendments required to be made with respect thereto, that it was required to file since January 1, 2018 with any Regulatory Authority, and has paid all applicable fees, premiums and assessments due and payable thereto. Since January 1, 2018, each such report, registration and statement, including financial statements, exhibits and schedules thereto, complied, in all material respects, with applicable Laws.
5.11   Brokers and Finders.   Except for the Buyer Financial Advisor, neither Buyer nor its Subsidiaries, nor any of their respective officers, directors, employees, or Representatives, has employed any broker, finder, or investment banker, or incurred any Liability for any financial advisory fees, investment bankers’ fees, brokerage fees, commissions, or finder’s or other such fees in connection with this Agreement or the transactions contemplated hereby.
5.12   Available Consideration.   Buyer has available to it, or as of the Effective Time will have available to it, sufficient shares of authorized and unissued Buyer Common Stock and all funds necessary for the issuance and payment of the Merger Consideration and has funds available to it and to satisfy its payment obligations under this Agreement.
5.13   Statements True and Correct.
(a)   No representation or warranty by Buyer in this Agreement, statement contained in the Buyer Disclosure Memorandum, or any certificate, instrument, or other writing furnished or to be furnished by any Buyer Entity or any Affiliate thereof to Aquesta pursuant to this Agreement or any other document, agreement, or instrument referred to herein contains or will contain any untrue statement of material fact or will omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.
(b)   None of the information supplied or to be supplied by any Buyer Entity or any Affiliate thereof for inclusion in the Registration Statement to be filed by Buyer with the SEC will, when the Registration Statement becomes effective, be false or misleading with respect to any material fact, or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. None of the information supplied or to be supplied by any Buyer Entity or any Affiliate thereof for inclusion in the Proxy Statement/Prospectus to be delivered to Aquesta’s stockholders in connection with Aquesta’s Stockholders’ Meeting, and any other documents to be filed by any Buyer Entity or any Affiliate thereof with the SEC or any other Regulatory Authority in connection with the transactions contemplated hereby, will, at the respective time such documents are filed, and with respect to the Proxy Statement/Prospectus, when first mailed or delivered to the stockholders of Aquesta be false or misleading with respect to any material fact, or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, or, in the case of the Proxy Statement/Prospectus or any amendment thereof or supplement thereto, at the time of Aquesta’s Stockholders’ Meeting be false or misleading with respect to any material fact, or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of any proxy for Aquesta’s Stockholders’ Meeting.
(c)   All documents that any Buyer Entity or any Affiliate thereof is responsible for filing with any Governmental Authority in connection with the transactions contemplated hereby will comply as to form in all material respects with the provisions of applicable Law.
5.14   No Additional Representations.   Except for the representations and warranties specifically set forth in Article 5 of this Agreement, neither Buyer nor any of its Affiliates or Representatives, nor any other Person, makes or shall be deemed to make any representation or warranty to Aquesta, express or implied, at law or in equity, with respect to the transactions contemplated hereby, and Buyer hereby disclaims any such representation or warranty by Buyer or any of its officers, directors, employees, agents, or representatives, or any other person.
ARTICLE 6
CONDUCT OF BUSINESS PENDING CONSUMMATION
6.1   Affirmative Covenants of Aquesta and Buyer.
(a)   From the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement, unless the prior written Consent of Buyer shall have been obtained (which Consent shall not be unreasonably withheld, delayed, or conditioned), and except as otherwise expressly contemplated herein, Aquesta shall, and shall cause each of its Subsidiaries to, (i) operate its business only in the usual, regular, and ordinary course, (ii) use commercially reasonable efforts to preserve intact its business organization and Assets and maintain its Rights and franchises, (iii) use commercially reasonable efforts to cause its representations and warranties to be correct at all times, (iv) consult with Buyer prior to entering into or making any loans or other transactions with a value equal to or exceeding $3,000,000, and loans for which commitments have been made as of the date of this Agreement, (v) consult with Buyer prior to entering into or making any loans that exceed regulatory loan to value guidelines, and (vi) take no action which would be reasonably likely to (A) adversely affect the ability of any Party to obtain any Consents required for the transactions contemplated hereby without imposition of a condition or restriction of the type referred to in the last sentences of Sections 8.1(b) or 8.1(c), or (B) materially adversely affect the ability of either Party to perform its covenants and agreements under this Agreement.
(b)   From the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement, unless the prior written Consent of Aquesta shall have been obtained (which Consent shall not be unreasonably withheld, delayed, or conditioned), and except as otherwise contemplated herein, Buyer shall, and shall cause each of its Subsidiaries to, (i) operate its business only in the usual, regular, and ordinary course, (ii) use commercially reasonable efforts to preserve intact its business organization and Assets and maintain its rights and franchises, (iii) use commercially reasonable efforts to cause its representations and warranties to be correct at all times, and (iv) take no action which would reasonably be likely to (A) adversely affect the ability of any Party to obtain any Consents required for the transactions contemplated hereby without imposition of a condition or restriction of the type referred to in the last sentences of Sections 8.1(b) or 8.1(c), or (B) materially adversely affect the ability of either Party to perform its covenants and agreements under this Agreement.
(c)   Aquesta and Buyer each shall, and shall cause each of its Subsidiaries to, cooperate with the other Party and provide all necessary corporate approvals, and cooperate in seeking all approvals of any business combinations of Aquesta and its Subsidiaries requested by Buyer, provided, the effective time of such business combinations is on or after the Effective Time of the Merger.
(d)   Buyer and Aquesta shall cooperate and use their commercially reasonable efforts to deliver to Aquesta’s Tax counsel and Tax advisors a certificate containing representations reasonably requested by such counsel and/or advisors in connection with the rendering of the Tax opinion to be issued by such counsel and/or advisors with respect to the treatment of the Merger as a “reorganization” within the meaning of Section 368(a) of the Code as required under Section 8.1(g) and in connection with the filing of the Registration Statement. Aquesta’s Tax counsel and Tax advisors shall be entitled to rely upon such representations in rendering any such opinions.

6.2   Negative Covenants of Aquesta.
From the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement, unless the prior written Consent of Buyer shall have been obtained (which Consent shall not be unreasonably withheld, delayed, or conditioned), and except as otherwise contemplated herein, Aquesta covenants and agrees that it will not do or agree or commit to do, or permit any of its Subsidiaries to do or agree or commit to do, any of the following:
(a)   amend the articles of incorporation, bylaws, or other governing instruments of any Aquesta Entity;
(b)   incur any additional debt obligation or other obligation for borrowed money except in the ordinary course of the business of any Aquesta Entity consistent with past practices (which exception shall include borrowings from correspondent banks under existing lines of credit outstanding as of the date of this Agreement and for Aquesta Entities that are depository institutions, creation of deposit liabilities, purchases of federal funds, advances from a Federal Reserve Bank or a Federal Home Loan Bank, and entry into repurchase agreements fully secured by U.S. government securities or U.S. government agency securities), or grant any Lien on any material Asset of any Aquesta Entity (other than in connection with public deposits, repurchase agreements, bankers’ acceptances, “treasury tax and loan” accounts established in the ordinary course of Aquesta Bank’s business, the satisfaction of legal requirements in the exercise of trust powers, and Liens in effect as of the date hereof that are disclosed in the Aquesta Disclosure Memorandum);
(c)   repurchase, redeem, or otherwise acquire or exchange, directly or indirectly, any shares, or any securities convertible into any shares, of the capital stock of any Aquesta Entity, other than shares of Aquesta Common Stock repurchased, redeemed or exchanged in connection with cashless exercise of Aquesta Options outstanding as of the date hereof or in connection with tax withholding for awards granted under the Aquesta Equity Plans that are outstanding as of the date hereof;
(d)   declare or pay any dividend or make any other distribution in respect of Aquesta’s capital stock, other than dividends from wholly owned Aquesta Subsidiaries to Aquesta, and other than Aquesta’s regular annual dividend payable prior to the Effective Time in an amount not to exceed $0.14 per issued and outstanding share of Aquesta Common Stock (for the avoidance of doubt, the authorization contained in the last proviso of this Section 6.2(d) shall also include cash dividends payable to holders of Aquesta Preferred Stock on an as-converted to common stock basis);
(e)   except for this Agreement and for shares issuable upon the exercise of Rights outstanding as of the date hereof with respect to Aquesta capital stock, issue, sell, pledge, encumber, authorize the issuance of, enter into any Contract to issue, sell, pledge, encumber, or authorize the issuance of, or otherwise permit to become outstanding, any additional shares of Aquesta Common Stock, any other capital stock of any Aquesta Entity, or any Right;
(f)   adjust, split, combine, or reclassify any capital stock of any Aquesta Entity or issue or authorize the issuance of any other securities in respect of or in substitution for shares of Aquesta Common Stock, or sell, lease, mortgage, or otherwise dispose of (i) any shares of capital stock of any Aquesta Subsidiary or (ii) any Asset other than in the ordinary course of business for reasonable and adequate consideration;
(g)   except in the ordinary course of business consistent with past practice, purchase any securities or make any material investment (whether by purchase of stock or securities, contributions to capital, Asset transfers, or purchase of any Assets) in any Person other than a wholly owned Aquesta Subsidiary, or otherwise acquire direct or indirect control over any Person, other than in connection with foreclosures of loans in the ordinary course of business;
(h)   except pursuant to the Retention Plan, as otherwise contemplated by this Agreement or as may be required by any existing Aquesta Benefit Plan: (i) grant any bonus or increase in compensation or benefits to the employees, officers or directors of any Aquesta Entity (except (x) increases in compensation or benefits in accordance with past practice for employees that are not directors or executive officers, or (y) as disclosed in Section 6.2(h) of the Aquesta Disclosure Memorandum), (ii) commit or agree to pay any severance or termination pay (other than severance or termination pay in the ordinary course of business consistent with past practice), or any stay or other bonus to any Aquesta director, officer or employee (except as disclosed in Section 6.2(h) of the Aquesta Disclosure Memorandum), (iii) enter into or amend any severance agreements with officers, employees, directors, independent contractors, or agents of any Aquesta Entity, (iv) change any fees or other compensation or other benefits to directors of any Aquesta Entity, (v) waive any stock repurchase rights, accelerate, amend, or change the period of exercisability of any Rights or restricted stock, or re-price Rights granted under Aquesta Benefit Plans or authorize cash payments in exchange for any Rights; or (vi) increase, accelerate, or vest or commit or agree to increase, accelerate, or vest amounts, benefits or rights payable by any Aquesta Entity; provided, however, that Aquesta may (x) continue to make annual merit salary increases in the ordinary course of business consistent with past practices, (y) pay all earned bonuses and incentive compensation in the ordinary course of business consistent with past practices, and (z) accelerate outstanding equity awards in accordance with the terms of the Aquesta Equity Plans;
(i)   enter into or amend any employment Contract between any Aquesta Entity and any Person (unless such amendment is required by Law) that Aquesta Entity does not have the right to terminate without Liability (other than Liability for services already rendered), at any time on or after the Effective Time, except in the case of amendments to comply with Section 409A of the Code;
(j)   except as disclosed on Section 6.2(j) of the Aquesta Disclosure Memorandum, adopt any new employee benefit plan of any Aquesta Entity or terminate or withdraw from, or make any material change in or to, any existing employee benefit plans, welfare plans, insurance, stock or other plans or Aquesta Benefit Plans of any Aquesta Entity other than any such change that is required by Law or to maintain continuous benefits at current levels or that, in the written opinion of counsel, is necessary or advisable to maintain the tax qualified status of any such plan, or make any distributions from such employee benefit or welfare plans, except as required by Law or the terms of such plans or consistent with past practice;
(k)   make any material change in any Tax or accounting practices or methods or in systems of internal accounting controls over financial reporting, except as may be appropriate and necessary to conform to changes in Tax Laws, regulatory guidelines or GAAP;
(l)   commence any Litigation other than in accordance with past practice, or settle any Litigation involving any Liability of any Aquesta Entity for material money damages or restrictions upon the operations of any Aquesta Entity, except as disclosed in Section 6.2(l) of the Aquesta Disclosure Memorandum;
(m)   except in the ordinary course of business consistent with past practice and except in connection with the establishment of Aquesta Bank’s proposed branch office in Mount Pleasant, South Carolina, enter into, modify, amend, or terminate any material Contract;
(n)   except for loans or extensions of credit consistent with existing policies and practices and applicable Law, make or increase any loan or other extension of credit, or commit to make or increase any such loan or extension of credit, to any director or executive officer of Aquesta or Aquesta Bank, or any entity controlled, directly or indirectly, by any of the foregoing, other than renewals of existing loans or commitments to loan;
(o)   restructure or materially change its investment securities portfolio or its interest rate risk position, through purchases, sales or otherwise, or the manner in which the portfolio is classified or reported;
(p)   make any capital expenditures in excess of $500,000 other than pursuant to binding commitments existing on the date hereof and other than expenditures necessary to maintain existing assets in good repair or to make payment of necessary Taxes;
(q)   with the exception of Aquesta Bank’s proposed branch office in Mount Pleasant, South Carolina, establish or commit to the establishment of any new branch or other office facilities or file any application to relocate or terminate the operation of any banking office unless otherwise requested by Buyer;
(r)   knowingly take any action that is intended or expected to result in any of its representations and warranties set forth in this Agreement being or becoming untrue in any material respect at any time prior to the Effective Time, or in any of the conditions to the Merger set forth in Article 8 not being satisfied or in a violation of any provision of this Agreement;

(s)   knowingly take, or fail to take, any action, which action or failure to act prevents or impedes, or could reasonably be expected to prevent or impede the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code;
(t)   agree to take, make any commitment to take, or adopt any resolutions of its board of directors in support of, any of the actions prohibited by this Section 6.2;
(u)   maintain Aquesta Bank’s allowance for loan losses in a manner inconsistent with GAAP and applicable regulatory guidelines and accounting principles, practices, and methods inconsistent with past practices of Aquesta Bank; or
(v)   take any action that is intended to, or would or would be reasonably likely to result in any of the conditions set forth in Article 8 not being satisfied or prevent or materially delay the consummation of the transactions contemplated hereby, except, in every case, as may be required by applicable Law.
6.3   Negative Covenants of Buyer.
During the period from the date of this Agreement to the Effective Time, except as contemplated by this Agreement, Buyer shall not, and shall not permit any of its Subsidiaries to, do any of the following, without the prior written Consent of Aquesta (which Consent shall not be unreasonably withheld, delayed, or conditioned):
(a)   amend its articles of incorporation or bylaws or similar governing documents of any of its Subsidiaries in a manner that changes any material term or provision of the Buyer Common Stock or that otherwise would materially and adversely affect the economic benefits of the Merger to the holders of Aquesta Common Stock or would materially impede Buyer’s ability to consummate the transactions contemplated by this Agreement;
(b)   knowingly take, or fail to take, any action, which action or failure to act prevents or impedes, or could reasonably be expected to prevent or impede the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code;
(c)   (i) adjust, split, combine or reclassify any capital stock or other equity interest, (ii) set any record or payment dates for the payment of any dividends or distributions on its capital stock or other equity interest or make, declare or pay any dividend or distribution (except for (A) dividends paid in the ordinary course of business by any direct or indirect wholly owned Buyer Subsidiary to Buyer or any other direct or indirect wholly owned Buyer Subsidiary, (B) quarterly cash dividends on Buyer Common Stock consistent with past practice, and (C) dividends in respect of the outstanding trust preferred securities of Buyer as of the date hereof or make any other distribution on any shares of its capital stock or other equity interest), or (iii) sell, lease, transfer, mortgage, encumber or otherwise dispose of any capital stock in any material Buyer Subsidiary;
(d)   take any action that is intended to, would or would be reasonably likely to result in any of the conditions set forth in Article 8 not being satisfied or prevent or materially delay the consummation of the transactions contemplated hereby, except, in every case, as may be required by applicable Law; or
(e)   agree to or make any commitment to, take, or adopt any resolutions of the board of directors of Buyer in support of, any of the actions prohibited by this Section 6.3.
6.4   Control of the Other Party’s Business.   Prior to the Effective Time, nothing contained in this Agreement (including, without limitation, Sections 6.1, 6.2, or 6.3) shall give Buyer directly or indirectly, the right to control or direct the operations of Aquesta. Prior to the Effective Time, each Party shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over it and its Subsidiaries’ respective operations.
6.5   Adverse Changes in Condition.   Each Party agrees to give written notice promptly to the other Party upon becoming aware of the occurrence or impending occurrence of any event or circumstance relating to it or any of its Subsidiaries which (a) has had or is reasonably likely to have, individually or in the aggregate, an Aquesta Material Adverse Effect or a Buyer Material Adverse Effect, as applicable, (b) would cause or constitute a material breach of any of its representations, warranties, or covenants contained herein, or (c) would be reasonably likely to prevent or materially interfere with the consummation of the Merger, and to use its reasonable efforts to prevent or promptly to remedy the same.
6.6   Reports.   Aquesta and its Subsidiaries shall file all reports required to be filed by it with Regulatory Authorities between the date of this Agreement and the Effective Time and shall make available to Buyer copies of all such reports promptly after the same are filed (except to the extent such report constitutes confidential supervisory information or the disclosure thereof would otherwise be prohibited by applicable Law). Aquesta and its Subsidiaries shall also make available to Buyer monthly financial statements, copies of all written materials provided to members of Aquesta’s Board of Directors in connection with its regular monthly meetings (other than reports or presentations prepared by the Aquesta Financial Advisor or legal counsel in connection with the Merger or materials containing confidential supervisory information) and quarterly call reports. The financial statements of Aquesta, whether or not contained in any such reports filed with any other Regulatory Authority, will fairly present the consolidated financial position of Aquesta as of the dates indicated and the consolidated results of operations, changes in stockholders’ equity, and cash flows for the periods then ended in accordance with GAAP (subject in the case of interim financial statements to normal recurring year-end adjustments that are not material). As of their respective dates, such reports of Aquesta filed with any Regulatory Authority shall be prepared in accordance with the Laws applicable to such reports.
6.7   Buyer Entity Use and Disclosure of IIPI.   Buyer acknowledges that IIPI disclosed to Buyer Entities in connection with this Agreement has been and will be disclosed pursuant to 15 U.S.C. 6802(e)(7). Buyer Entities shall not use or disclose IIPI, nor permit the use or disclosure of IIPI, other than for the purposes described in 15 U.S.C. 6802(e)(7).
ARTICLE 7
ADDITIONAL AGREEMENTS
7.1   Stockholder Approval.
(a)   Aquesta shall submit to its stockholders this Agreement and any other matters required to be approved by stockholders in order to carry out the intentions of this Agreement. In furtherance of that obligation, Aquesta shall take, in accordance with applicable Law and its articles of incorporation, as amended, and bylaws, all action necessary to call, give notice of, convene, and hold Aquesta’s Stockholders’ Meeting as promptly as reasonably practicable for the purpose of considering and voting on approval and adoption of this Agreement and the transactions provided for in this Agreement. Aquesta’s board of directors shall recommend that its stockholders approve this Agreement in accordance with Section 92A.120 of the NRS and shall include such recommendation in the proxy statement delivered to stockholders of Aquesta, except to the extent Aquesta’s board of directors has made an Adverse Recommendation Change (as defined below) in accordance with the terms of this Agreement. Aquesta shall solicit and use its reasonable efforts to obtain the Requisite Aquesta Stockholder Approval.
(b)   Neither Aquesta’s board of directors nor any committee thereof shall, except as permitted by this Agreement: (x) withdraw, qualify or modify, or propose publicly to withdraw, qualify or modify, in a manner adverse to Buyer, the Aquesta Recommendation, or (y) approve or recommend, or propose publicly to approve or recommend, any Acquisition Proposal (each, an “Adverse Recommendation Change”); provided that, notwithstanding the foregoing, prior to the Requisite Aquesta Stockholder Approval, Aquesta’s board of directors may make an Adverse Recommendation Change (A) if a material development or material change in circumstance occurs or arises after the date of this Agreement (such material development or material change in circumstances being referred to as an “Intervening Event”) and Aquesta’s board of directors determines in good faith, after consultation with Aquesta’s outside counsel, that in light of such Intervening Event an Adverse Recommendation Change is required in order for Aquesta’s board of directors to comply with its fiduciary obligations to Aquesta’s stockholders under applicable Law, or (B) if:
(i)   Aquesta’s board of directors determines in good faith, after consultation with the Aquesta Financial Advisor and outside counsel, that it has received an Acquisition Proposal (that did not result from a knowing and material breach of Section 7.3) that is a Superior Proposal;
(ii)   Aquesta’s board of directors determines in good faith, after consultation with Aquesta’s outside counsel, that a failure to make an Adverse Recommendation Change would be inconsistent with Aquesta’s board of directors’ fiduciary duties to Aquesta or its stockholders under applicable Law;

(iii)   Aquesta’s board of directors provides written notice (a “Notice of Recommendation Change”) to Buyer of its receipt of the Superior Proposal and its intent to announce an Adverse Recommendation Change on the third business day following delivery of such notice, which notice shall specify the material terms and conditions of the Superior Proposal (it being understood that any amendment to any material term of such Superior Proposal shall require a new Notice of Recommendation Change);
(iv)   after providing such Notice of Recommendation Change, Aquesta shall negotiate in good faith with Buyer (if requested by Buyer) and provide Buyer reasonable opportunity during the subsequent three business day period to make such adjustments in the terms and conditions of this Agreement as would enable Aquesta’s board of directors to proceed without an Adverse Recommendation Change (provided, however, that Buyer shall not be required to propose any such adjustments); and
(v)   Aquesta’s board of directors, following such three business day period, again determines in good faith, after consultation with the Aquesta Financial Advisor and outside counsel, that such Acquisition Proposal nonetheless continues to constitute a Superior Proposal and that failure to take such action would violate their fiduciary duties to Aquesta and its stockholders under applicable Law.
7.2   Registration of Buyer Common Stock.
(a)   As promptly as reasonably practicable (and in any event, within sixty (60) calendar days) following the date hereof, Buyer and Aquesta shall prepare and file with the SEC the Registration Statement, which shall include the Proxy Statement/Prospectus. Aquesta will furnish to Buyer the information required to be included in the Registration Statement with respect to its business and affairs and shall have the right to review and consult with Buyer on the form of, and any characterizations of such information included in, the Registration Statement prior to its being filed with the SEC. Buyer shall use its reasonable best efforts to have the Registration Statement declared effective by the SEC and to keep the Registration Statement effective as long as is necessary to consummate the Merger and the transactions contemplated hereby. Each of Buyer and Aquesta will use their reasonable best efforts to cause the Proxy Statement/Prospectus to be mailed to the Aquesta stockholders as promptly as practicable after the Registration Statement is declared effective under the Securities Act. Buyer will advise Aquesta, promptly after it receives notice thereof, of the time when the Registration Statement has become effective, the issuance of any stop order, the suspension of the qualification of Buyer Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction, or any request by the SEC for amendment of the Proxy Statement/Prospectus or the Registration Statement. If at any time prior to the Effective Time any information relating to Buyer or Aquesta, or any of their respective affiliates, officers or directors, should be discovered by Buyer or Aquesta which should be set forth in an amendment or supplement to any of the Registration Statement or the Proxy Statement/Prospectus so that any of such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the Party that discovers such information shall promptly notify the other Party hereto and, to the extent required by Law, rules or regulations, an appropriate amendment or supplement describing such information shall be promptly filed by Buyer with the SEC and disseminated by the Parties to their respective stockholders.
(b)   Buyer shall also take any action required to be taken under any applicable state Securities Laws in connection with the Merger and each of Buyer and Aquesta shall furnish all information concerning it and the holders of Aquesta Common Stock as may be reasonably requested in connection with any such action.
(c)   Prior to the Effective Time, Buyer shall take such action as shall be necessary to permit the additional shares of Buyer Common Stock to be issued by Buyer in exchange for the shares of Aquesta Common Stock to be traded on the primary exchange on which Buyer Common Stock is listed.
7.3   Other Offers, etc.
(a)   From the date of this Agreement through the first to occur of the Effective Time or termination of this Agreement, Aquesta shall not, and shall use its reasonable best efforts to cause its Affiliates and Representatives not to, directly or indirectly (i) solicit or initiate, or knowingly encourage, induce or facilitate, the making, submission, or announcement of any proposal that constitutes an Acquisition Proposal,

(ii) participate in any discussions (except to notify a third-party of the existence of restrictions provided in this Section 7.3) or negotiations regarding, or disclose or provide any nonpublic information with respect to, or knowingly facilitate any inquiries or the making of any proposal that constitutes an Acquisition Proposal, (iii) enter into any agreement (including any agreement in principle, letter of intent or understanding, merger agreement, stock purchase agreement, asset purchase agreement, or share exchange agreement, but excluding a confidentiality agreement of the type described below) relating to any Acquisition Transaction, or (iv) propose or agree to do any of the foregoing; provided, however, that prior to the Requisite Aquesta Stockholder Approval, this Section 7.3 shall not prohibit an Aquesta Entity from furnishing nonpublic information regarding any Aquesta Entity to, or entering into a confidentiality agreement or discussions or negotiations with, any Person or Group in response to a bona fide, unsolicited written Acquisition Proposal submitted by such Person or Group if: (A) the Acquisition Proposal did not result from a breach of this Section 7.3 by any Aquesta Entity or Representative or Affiliate thereof (other than any breach that is unintentional or immaterial), (B) Aquesta’s board of directors shall have determined in good faith, after consultation with its financial advisors and outside legal counsel, that such Acquisition Proposal constitutes or is reasonably likely to result in a Superior Proposal, (C) Aquesta’s board of directors concludes in good faith, after consultation with its outside counsel, that the failure to take such action would be inconsistent with its fiduciary duties under applicable Law to Aquesta and its stockholders, (D) (1) Aquesta gives Buyer prompt (but in no event more than 48 hours) notice (which notice may be oral, and, if oral, shall be subsequently confirmed in writing) (x) of Aquesta’s receipt of any Acquisition Proposal (which notice shall include the identity of such Person or Group) and (y) of Aquesta’s furnishing nonpublic information to, or entering into discussions or negotiations with, such Person or Group, and (2) Aquesta receives from such Person or Group an executed confidentiality agreement containing terms no less favorable to Aquesta than the confidentiality terms of the non-disclosure agreement entered into by Aquesta and Buyer dated as of March 12, 2021, and (E) contemporaneously with or promptly after furnishing any such nonpublic information to such Person or Group, Aquesta furnishes such nonpublic information to Buyer (to the extent such nonpublic information has not been previously furnished by Aquesta to Buyer). In addition to the foregoing, Aquesta shall keep Buyer reasonably informed on a prompt basis of the status and material terms of any such Acquisition Proposal, including any material amendments or proposed amendments as to price and other material terms thereof.
(b)   In addition to the obligations of Aquesta set forth in this Section 7.3, as promptly as reasonably practicable, after any of the directors or executive officers of Aquesta become aware thereof, Aquesta shall advise Buyer of any request received by Aquesta for nonpublic information which Aquesta believes is related to a potential Acquisition Proposal, the material terms and conditions of such request or Acquisition Proposal, and the identity of the Person or Group making any such request or Acquisition Proposal. Aquesta shall keep Buyer informed promptly of material amendments or modifications to any such request or Acquisition Proposal.
(c)   Except as specifically permitted under Section 7.3(a), Aquesta shall, and shall use its reasonable best efforts to cause its and its Subsidiaries’, directors, officers, employees, and Representatives to immediately cease any and all existing activities, discussions, or negotiations with any Persons conducted heretofore with respect to any Acquisition Proposal (other than to advise them of the existence of this Agreement) and will use and cause to be used all commercially reasonable best efforts to enforce any confidentiality or similar or related agreement relating to any Acquisition Proposal.
(d)   Nothing contained in this Agreement shall prevent a Party or its board of directors from (i) complying with Rule 14e-2 under the Exchange Act with respect to an Acquisition Proposal, provided, that such Rules will in no way eliminate or modify the effect that any action pursuant to such Rules would otherwise have under this Agreement; (ii) making any disclosures to Aquesta’s stockholders if Aquesta’s board of directors determines in good faith, after consultation with its outside counsel, that the failure to make such disclosures would be reasonably likely to be inconsistent with applicable Law; (iii) informing any Person of the existence of this provisions contained in this Section 7.3, or (iv) making any “stop, look, and listen” communication to Aquesta’s stockholders pursuant to Rule 14d-9(f) under the Exchange Act (or any similar communication to Aquesta’s stockholders).
7.4   Consents of Regulatory Authorities.   The Parties hereto shall cooperate with each other and use their reasonable best efforts to promptly prepare and file all necessary documentation and applications, to effect all applications, notices, petitions and filings, and to obtain as promptly as practicable all Consents of all Regulatory Authorities and other Persons which are necessary or advisable to consummate the transactions contemplated by this Agreement (including the Merger). The Parties agree that they will consult with each other with respect to the obtaining of all Consents of all Regulatory Authorities and other Persons necessary or advisable to consummate the transactions contemplated by this Agreement and each Party will keep the other apprised of the status of matters relating to consummation of the transactions contemplated herein. Each Party also shall promptly advise the other upon receiving any communication from any Regulatory Authority or other Person whose Consent is required for consummation of the transactions contemplated by this Agreement which causes such Party to believe that there is a reasonable likelihood that any requisite Consent will not be obtained or that the receipt of any such Consent will be materially delayed.
7.5   Agreement as to Efforts to Consummate.   Subject to the terms and conditions of this Agreement, each Party agrees to use, and to cause its Subsidiaries to use, its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper, or advisable under applicable Laws to consummate and make effective, as soon as reasonably practicable after the date of this Agreement, the transactions contemplated by this Agreement, including using its reasonable best efforts to lift or rescind any Order adversely affecting its ability to consummate the transactions contemplated herein and to cause to be satisfied the conditions referred to in Article 8; provided, that nothing herein shall preclude either Party from exercising its rights under this Agreement.
7.6   Investigation and Confidentiality.
(a)   Prior to the Effective Time, each Party shall keep the other Party advised of all material developments relevant to its business and the consummation of the Merger and shall permit the other Party to make or cause to be made such investigation of its business and properties (including that of its Subsidiaries) and of their respective financial and legal conditions as the other Party reasonably requests, including, but not limited to, conducting any environmental assessment with respect to any property; provided, that such investigation shall (i) be reasonably related to the transactions contemplated hereby and not interfere unnecessarily with normal operations, and (ii) not extend to the sampling of the building materials, groundwater, surface water, indoor or outdoor air, soil or soil vapor, without that Party’s prior written consent. No investigation by a Party shall affect the ability of such Party to rely on the representations and warranties of the other Party. Between the date hereof and the Effective Time, Aquesta shall permit Buyer’s senior officers and independent auditors to meet with the senior officers of Aquesta, including officers responsible for the Aquesta Financial Statements and the internal controls of Aquesta and Aquesta’s independent public accountants, to discuss such matters as Buyer may deem reasonably necessary or appropriate for Buyer to satisfy its obligations under Sections 302, 404, and 906 of the Sarbanes-Oxley Act.
(b)   In addition to each Party’s obligations pursuant to Section 7.6(a), each Party shall, and shall cause its advisors and agents to, maintain the confidentiality of all confidential information furnished to it by the other Party concerning its and its Subsidiaries’ businesses, operations, and financial positions and shall not use such information for any purpose except in furtherance of the transactions contemplated by this Agreement. If this Agreement is terminated prior to the Effective Time, each Party shall promptly return or certify the destruction of all documents and copies thereof, and all work papers containing confidential information received from the other Party.
(c)   Aquesta shall use its commercially reasonable efforts to exercise, and shall not waive any of, its rights under confidentiality agreements entered into with Persons which were considering an Acquisition Proposal with respect to Aquesta to preserve the confidentiality of the information relating to Aquesta Entities provided to such Persons and their Affiliates and Representatives.
(d)   Each Party agrees to give the other Party notice as soon as practicable after any determination by it of any fact or occurrence relating to the other Party which it has discovered through the course of its investigation and which represents, or is reasonably likely to represent, either a material breach of any representation, warranty, covenant, or agreement of the other Party or which has had or is reasonably likely to have an Aquesta Material Adverse Effect or a Buyer Material Adverse Effect, as applicable.
(e)   Each Buyer Entity shall, in accordance with Buyer’s comprehensive written data security program established and maintained pursuant to 15 U.S.C. § 6801 and regulations promulgated thereunder (“Buyer’s

Security Program”), safeguard IIPI disclosed to that Buyer Entity pursuant to this Agreement or in connection with the transactions contemplated hereby. In the event that any Buyer Entity allows a third party to access such IIPI, Buyer shall ensure that the third party safeguards that IIPI in accordance with a data security program substantially equivalent to the Buyer’s Security Program.
(f)   Buyer shall notify Aquesta promptly (but in no event more than twenty-four (24) hours) of any Data Incident. All Buyer Entities shall promptly take all actions that are necessary and advisable to correct, mitigate, and prevent recurrence of the Data Incident. All Buyer Entities shall cooperate fully with Aquesta and its designees in all reasonable efforts to investigate the Data Incident.
(g)   If this Agreement is terminated prior to the Effective Time, each Buyer Entity shall promptly return or dispose of, and certify the return or disposal, of all IIPI received by the Buyer Entity in connection with this Agreement. Any disposal of such IIPI must be performed in a manner that ensures that the IIPI is rendered permanently unreadable and unrecoverable.
7.7   Press Releases.   Prior to the Effective Time, Aquesta and Buyer shall consult with each other and agree as to the form and substance of any press release or communication with stockholders of Aquesta, or other public disclosure materially related to this Agreement, or any other transaction contemplated hereby; provided, that nothing in this Section 7.7 shall be deemed to prohibit any Party from making any disclosure which its counsel deems necessary or advisable in order to satisfy such Party’s disclosure obligations imposed by Law.
7.8   Charter Provisions.   Each Aquesta Entity shall take all necessary action to ensure that the entering into of this Agreement and the consummation of the Merger and the other transactions contemplated hereby do not and will not result in the grant of any rights to any Person under the articles of incorporation, bylaws, or other governing instruments of any Aquesta Entity or restrict or impair the ability of Buyer or any of its Subsidiaries to vote, or otherwise to exercise the rights of a stockholder with respect to, shares of any Aquesta Entity that may be directly or indirectly acquired or controlled by them.
7.9   Employee Benefits and Contracts.
(a)   All persons who are employees of Aquesta Entities immediately prior to the Effective Time and whose employment is not terminated, if any, at or prior to the Effective Time (a “Continuing Employee”) shall, at the Effective Time or the time of the Bank Merger, as applicable, become employees of Buyer or Buyer Bank, as applicable. Buyer and Buyer Bank shall honor all Aquesta employment and change of control agreements existing as of the date of this Agreement that have been disclosed to Buyer, regardless of whether the employees with such agreements are Continuing Employees or receive new agreements with Buyer. All of the Continuing Employees shall be employed at will, and no contractual right with respect to employment shall inure to such employees because of this Agreement, except as otherwise contemplated by this Agreement.
(b)   As of the Effective Time, each Continuing Employee shall be employed on the same terms and conditions as similarly situated employees of Buyer Bank and eligible to participate in each applicable Buyer Benefit Plan with full credit for prior service with Aquesta solely for purposes of eligibility and vesting.
(c)   As of the Effective Time, Buyer shall make available employer-provided benefits under Buyer Benefit Plans to each Continuing Employee on the same basis as it provides such coverage to Buyer or Buyer Bank employees. With respect to Buyer Benefit Plans providing health coverage, Buyer shall use commercially reasonable efforts to cause any pre-existing condition, eligibility waiting period, or other limitations or exclusions otherwise applicable under such plans to new employees not to apply to a Continuing Employee or their covered dependents who were covered under a similar Aquesta Benefit Plan at the Effective Time of the Merger. In addition, if any such transition occurs during the middle of a plan year, Buyer shall use commercially reasonable efforts to cause any such successor Buyer Benefit Plan providing health coverage to give credit towards satisfaction of any annual deductible limitation and out-of-pocket maximum applied under such successor plan for any deductible, co-payment and other cost-sharing amounts previously paid by a Continuing Employee respecting his or her participation in the corresponding Aquesta Benefit Plan during that plan year prior to the transition effective date. Notwithstanding the foregoing, and in lieu of the same, Buyer may continue Aquesta’s health and other employee welfare benefit plans for each Continuing Employee as in effect immediately prior to the Effective Time.

(d)   Any Continuing Employees who are not parties to an employment, change in control, or other type of agreement that provides for severance or other compensation upon a change in control or upon a separation from service following a change in control, who remain employed by Buyer or any of its Subsidiaries as of the Effective Time, and whose employment is terminated by Buyer or any of its Subsidiaries prior to the first anniversary of the Effective Time shall receive, subject to such Continuing Employee’s execution and non-revocation of a general release of claims in a form satisfactory to Buyer, the following severance benefits: two (2) weeks of base salary for each twelve (12) months of such Continuing Employee’s prior employment with Aquesta; provided, however, that in no event will the total amount of severance for any single Continuing Employee be less than eight (8) weeks of such base salary or greater than fifty-two (52) weeks of such base salary; provided, further, that any such Continuing Employee with fifteen (15) years or more of employment with Company Bank shall be entitled to receive fifty-two (52) weeks of such base salary. In addition to the other severance benefits provided in this Section 7.9(d), Buyer shall provide reimbursement for COBRA benefits for up to four (4) months for displaced employees of Aquesta Bank with fewer than fifteen (15) years of tenure with Aquesta Bank and shall provide reimbursement for COBRA benefits for up to six (6) months for displaced employees of Aquesta Bank with fifteen (15) or more years of tenure with Aquesta Bank, measured in each case as of the date of separation.
(e)   Upon not less than ten (10) days’ notice prior to the Closing Date from Buyer to Aquesta, Aquesta shall cause the termination, amendment, or other appropriate modification of each Aquesta Benefit Plan as specified by Buyer in such notice such that no Aquesta Entity shall sponsor or otherwise have any further Liability thereunder in connection with such applicable Aquesta Benefit Plans, effective as of the date which immediately proceeds the Closing Date. Upon such action, participants in such applicable Aquesta Benefit Plans that are described in ERISA Section 3(2) shall be one hundred percent (100%) vested in their account balances.
(f)   No officer, employee, or other Person (other than the Parties to this Agreement) shall be deemed a third-party or other beneficiary of this Section 7.9, and no such Person shall have any right or other entitlement to enforce any provision of this Agreement or seek any remedy in connection with this Agreement, except as set forth in Section 7.12. No provision of this Agreement constitutes or shall be deemed to constitute, an Employee Benefit Plan or other arrangement, an amendment of any Employee Benefit Plan or other arrangement, or any provision of any Employee Benefit Plan or other arrangement.
(g)   Aquesta shall take all appropriate action to terminate any Aquesta Benefit Plan which provides for a “cash or deferred arrangement” pursuant to Code Section 401(k) (each, a “401(k) Plan”) prior to the Closing Date; provided, however, that Buyer agrees that nothing in this Section 7.9 will require Aquesta to cause the final dissolution and liquidation of, or to amend (other than as may be required to maintain such plan’s compliance with the Code, ERISA, or other applicable Law), said plan prior to the Closing Date.
7.10   Retention Plan and Conversion Bonus Plan.
(a)   Aquesta may implement a retention plan (the “Retention Plan”) for the benefit of those employees of Aquesta and its Subsidiaries (i) with respect to non-executive officers, as determined by the Chief Executive Officer of Aquesta or (ii) with respect to executive officers, as determined by the board of directors of Aquesta (which may consider the proposals of the Chief Executive Officer of Aquesta in making such determinations), and in each case as agreed to by Buyer (which agreement will not be unreasonably withheld, conditioned or delayed), which Retention Plan shall involve aggregate benefits to such employees as set forth in Section 7.10(a) of the Aquesta Disclosure Memorandum, which shall be payable to such employees of Aquesta Entities that remain employees until the Closing Date.
(b)   To facilitate the successful integration of Aquesta into Buyer and the conversion of the systems of Aquesta to Buyer, Buyer shall establish a stay bonus/conversion bonus pool in the aggregate amount set forth in Section 7.10(b) of the Aquesta Disclosure Memorandum to be allocated and paid to employees of Aquesta who continue in the employ of Buyer at the expiration of ninety (90) days after the Effective Time. The specific amount to be allocated and paid to each such non-director employee who continues in the employ of Buyer shall be determined by Buyer prior to the Effective Time, after consultation with the Chief Executive Officer of Aquesta.

7.11   Indemnification.
(a)   For a period of six (6) years after the Effective Time, Buyer shall, and shall cause the Surviving Corporation to, indemnify, defend, and hold harmless the present and former directors and executive officers of the Aquesta Entities (each, an “Indemnified Party”) against all Liabilities arising out of actions or omissions arising out of the Indemnified Party’s service or services as directors, officers, employees, or agents of Aquesta or, at Aquesta’s request, of another corporation, partnership, joint venture, trust, or other enterprise occurring at or prior to the Effective Time (including the transactions contemplated by this Agreement) to the fullest extent permitted under the NRS, Section 402 of the Sarbanes-Oxley Act, the Securities Laws, and FDIC Regulations Part 359, and by the articles of incorporation, as amended, and bylaws of Aquesta as in effect on the date hereof, including provisions relating to advances of expenses incurred in the defense of any Litigation and whether or not Buyer is insured against any such matter.
(b)   Prior to the Effective Time, Buyer shall purchase, or shall direct Aquesta to purchase, an extended reporting period endorsement under Aquesta’s existing directors’ and officers’ liability insurance coverage (“Aquesta D&O Policy”) for acts or omissions occurring prior to the Effective Time by such directors and officers currently covered by Aquesta’s D&O Policy. The directors and officers of Aquesta shall take all reasonable actions required by the insurance carrier necessary to procure such endorsement. Such endorsement shall provide such directors and officers with coverage following the Effective Time for six (6) years.
(c)   Any Indemnified Party wishing to claim indemnification under paragraph (a) of this Section 7.11, upon learning of any such Liability or Litigation, shall promptly notify Buyer and the Surviving Corporation thereof in writing. In the event of any such Litigation (whether arising before or after the Effective Time), (i) Buyer or the Surviving Corporation shall have the right to assume the defense thereof, and, in such event, neither Buyer nor the Surviving Corporation shall be liable to such Indemnified Parties for any legal expenses of other counsel or any other expenses subsequently incurred by such Indemnified Parties in connection with the defense thereof, except that if Buyer or the Surviving Corporation elects not to assume such defense or counsel for the Indemnified Parties advises that there are substantive issues which raise conflicts of interest between Buyer or the Surviving Corporation and the Indemnified Parties, the Indemnified Parties may retain counsel satisfactory to them, and Buyer or the Surviving Corporation shall pay all reasonable fees and expenses of such counsel for the Indemnified Parties promptly as statements therefor are received; provided, that Buyer and the Surviving Corporation shall be obligated pursuant to this paragraph (c) to pay for only one firm of counsel for all Indemnified Parties in any jurisdiction; (ii) the Indemnified Parties will cooperate in good faith in the defense of any such Litigation; and (iii) neither Buyer nor the Surviving Corporation shall be liable for any settlement effected without its prior written consent and which does not provide for a complete and irrevocable release of all Buyer Entities and their respective directors, officers, and controlling persons, employees, agents, and Representatives; and provided,further, that neither Buyer nor the Surviving Corporation shall have any obligation hereunder to any Indemnified Party when and if a court of competent jurisdiction shall determine, and such determination shall have become final and unappealable, that the indemnification of such Indemnified Party in the manner contemplated hereby is prohibited by applicable Law.
(d)   If Buyer or the Surviving Corporation or any successors or assigns thereof consolidates with or merges into any other Person and will not be the continuing or surviving Person of such consolidation or merger or transfer of all or substantially all of its assets to any Person, then and in each case, proper provision shall be made so that the successors and assigns of Buyer or the Surviving Corporation shall assume the obligations set forth in this Section 7.11.
(e)   The provisions of this Section 7.11 are intended to be for the benefit of and shall be enforceable by, each Indemnified Party and their respective heirs and legal and personal representatives.
7.12   Support Agreements.   Upon execution of this Agreement, each of Aquesta and Aquesta Bank’s directors and the additional stockholder(s) of Aquesta set forth on Section 7.12 of the Aquesta Disclosure Memorandum shall execute and deliver a support agreement, dated as of the date hereof, in the form of Exhibit B attached hereto, pursuant to which each such stockholder will vote his, her, or its shares of Aquesta Common Stock in favor of this Agreement and the transactions contemplated hereby.

7.13   Tax Covenants of Buyer.   At and after the Effective Time, Buyer covenants and agrees that it:
(a)   will not take any action that could reasonably be expected to cause the Merger to fail to qualify as a reorganization under Section 368(a)(1)(A) of the Code;
(b)   will maintain all books and records and prepare and file all federal, state and local income Tax Returns and schedules thereto of Buyer, Aquesta, and all Affiliates thereof in a manner consistent with the Merger’s being qualified as a reorganization and nontaxable exchange under Section 368(a)(1)(A) of the Code (and comparable provisions of any applicable state or local Tax Laws);
(c)   will, either directly or through a member of Buyer’s “qualified group” within the meaning of Treasury Regulation Section 1.368-1(d)(4)(ii) (the “Qualified Group”), continue at least one significant historic business line of Aquesta, or use at least a significant portion of the historic business assets of Aquesta in a business, in each case within the meaning of Treasury Regulation Section 1.368-1(d);
(d)   in connection with the Merger, will not reacquire, and will not permit any Person that is a “related person” (as defined in Treasury Regulation Section 1.368-1(e)(4)) to Buyer to acquire, any of the Buyer Common Stock issued in connection with the Merger; and
(e)   will not sell or otherwise dispose of any of Aquesta’s Assets acquired in the Merger, and will not cause or permit Buyer Bank to sell or otherwise dispose of any of Aquesta Bank’s assets acquired in the Bank Merger, except for dispositions made in the ordinary course of business or transfers described in Section 368(a)(2)(C) of the Code or described and permitted in Treasury Regulation Section 1.368-2(k).
ARTICLE 8
CONDITIONS PRECEDENT TO OBLIGATIONS TO CONSUMMATE
8.1   Conditions to Obligations of Each Party.   The respective obligations of each Party to perform this Agreement and consummate the Merger and the other transactions contemplated hereby are subject to the satisfaction of the following conditions, unless waived by both Parties pursuant to Section 10.6:
(a)   Stockholder Approval.   The stockholders of Aquesta shall have approved this Agreement by the Requisite Aquesta Stockholder Approval, and the consummation of the transactions contemplated hereby, including the Merger, as and to the extent required by Law and by the provisions of the articles of incorporation, as amended, and bylaws of Aquesta.
(b)   Regulatory Approvals.   All Consents of, applications to, filings and registrations with, and notifications to, all Regulatory Authorities required for consummation of the Merger shall have been obtained or made and shall be in full force and effect and all waiting periods required by Law shall have expired. No Consent obtained from any Regulatory Authority which is necessary to consummate the transactions contemplated hereby shall be conditioned or restricted in a manner (including requirements relating to the raising of additional capital or the disposition of Assets) which in the reasonable judgment of the board of directors of Buyer would so materially adversely affect the economic or business benefits of the transactions contemplated by this Agreement that, had such condition or requirement been known, Buyer would not, in its reasonable judgment, have entered into this Agreement.
(c)   Consents and Approvals.   Each Party shall have obtained any and all Consents required for consummation of the Merger (other than those referred to in Section 8.1(b)) or for the preventing of any Default under any Contract or Permit of such Party which, if not obtained or made, would be reasonably likely to have, individually or in the aggregate, an Aquesta Material Adverse Effect or a Buyer Material Adverse Effect, as applicable. No Consent so obtained which is necessary to consummate the transactions contemplated hereby shall be conditioned or restricted in a manner which in the reasonable judgment of the board of directors of Buyer would so materially adversely affect the economic or business benefits of the transactions contemplated by this Agreement that, had such condition or requirement been known, Buyer would not, in its reasonable judgment, have entered into this Agreement.
(d)   Registration Statement.   The Registration Statement shall have been declared effective by the SEC and no proceedings shall be pending or threatened by the SEC to suspend the effectiveness of the Registration Statement.

(e)   Legal Proceedings.   No Governmental Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced, or entered any Law or Order (whether temporary, preliminary or permanent) or taken any other action which prohibits, restricts, or makes illegal consummation of the transactions contemplated by this Agreement.
(f)   Exchange Listing.   Buyer shall have filed with the Nasdaq Stock Market a notification form for the listing of all shares of Buyer Common Stock to be delivered as Merger Consideration, and the Nasdaq Stock Market shall not have objected to the listing of such shares of Buyer Common Stock.
(g)   Tax Opinion.   Aquesta shall have received the opinion of Aquesta’s legal counsel, dated as of the Closing Date, in form and substance customary in transactions of the type contemplated hereby, substantially to the effect that on the basis of the facts, representations, and assumptions set forth in such opinion, which are consistent with the state of facts existing at the Effective Time, (i) the Merger will be treated for federal income Tax purposes as a reorganization within the meaning of Section 368(a) of the Code, and (ii) Buyer and Aquesta will each be a party to that reorganization within the meaning of Section 368(b) of the Code. Such opinion may be based on, in addition to the review of such matters of fact and Law as the opinion given considers appropriate, representations contained in certificates of officers of Buyer and Aquesta.
8.2   Conditions to Obligations of Buyer.   The obligations of Buyer to perform this Agreement and consummate the Merger and the other transactions contemplated hereby are subject to the satisfaction of the following conditions, unless waived by Buyer pursuant to Section 10.6(a):
(a)   Representations and Warranties.   For purposes of this Section 8.2(a), the accuracy of the representations and warranties of Aquesta set forth in this Agreement shall be assessed as of the date of this Agreement and as of the Effective Time with the same effect as though all such representations and warranties had been made on and as of the Effective Time (provided,that representations and warranties which are confined to a specified date shall speak only as of such date). The representations and warranties set forth in Sections 4.1, 4.2(a), 4.2(b)(i), 4.3, and 4.23 shall be true and correct (except for inaccuracies which are de minimis in amount or effect). There shall not exist inaccuracies in the representations and warranties of Aquesta set forth in this Agreement (including the representations and warranties set forth in Sections 4.1, 4.2(a), 4.2(b)(i), 4.3, and 4.23) such that the aggregate effect of such inaccuracies has, or is reasonably likely to have, an Aquesta Material Adverse Effect; provided, that for purposes of this sentence only, those representations and warranties which are qualified by references to “material” or “Material Adverse Effect” or to the “Knowledge” of any Person shall be deemed not to include such qualifications.
(b)   Performance of Agreements and Covenants.   The agreements and covenants of Aquesta to be performed and complied with pursuant to this Agreement and the other agreements contemplated hereby prior to the Effective Time shall have been duly performed and complied with in all material respects.
(c)   Officers’ Certificate.   Aquesta shall have delivered to Buyer (i) a certificate, dated as of the Closing Date and signed on its behalf by its chief executive officer and its chief financial officer, to the effect that the conditions set forth in Section 8.1 as it relates to Aquesta and in Sections 8.2(a), 8.2(b) and 8.2(e), have been satisfied.
(d)   Secretary’s Certificate.   Aquesta and Aquesta Bank shall have delivered to Buyer a certificate of the secretary of Aquesta, dated as of the Closing Date, certifying as to (i) the incumbency of officers of Aquesta executing documents executed and delivered in connection herewith, (ii) a copy of the articles of incorporation of Aquesta, as amended, as in effect from the date of this Agreement until the Closing Date, along with a certificate (dated not more than ten (10) calendar days prior to the Closing Date) of the Nevada Secretary of State as to the good standing of Aquesta, (iii) a copy of the bylaws of Aquesta as in effect from the date of this Agreement until the Closing Date, (iv) a copy of the resolutions of Aquesta’s board of directors authorizing and approving the applicable matters contemplated hereunder, (v) a certificate of the Federal Reserve (dated not more than ten (10) days prior to the Closing Date) certifying that Aquesta is a registered bank holding company, (vi) a copy of the articles of incorporation of Aquesta Bank as in effect from the date of this Agreement until the Closing Date, (vii) a copy of the bylaws of Aquesta Bank as in effect from the date of this Agreement until the Closing Date, (viii) a certificate of the North Carolina Commissioner of Banks (dated not more than ten (10) days prior to the Closing Date) as to the good standing of Bank, and (ix) a certificate of the FDIC (dated not more than ten (10) days prior to the Closing Date) certifying that Aquesta Bank is an insured depository institution.
(e)   No Material Adverse Effect.   There shall not have occurred any Aquesta Material Adverse Effect from December 31, 2020, to the Effective Time.
(f)   Dissenting Shares.   As of the Closing Date, the holders of no more than fifteen percent (15%) of the issued and outstanding shares of Aquesta Common Stock (including, for the avoidance of doubt, holders of Aquesta Preferred Stock whose shares convert to Aquesta Common Stock at the Effective Time) that is issued and outstanding shall have taken the actions required under the NRS to qualify their Aquesta Common Stock as Dissenting Shares.
8.3   Conditions to Obligations of Aquesta.
The obligations of Aquesta to perform this Agreement and consummate the Merger and the other transactions contemplated hereby are subject to the satisfaction of the following conditions, unless waived by Aquesta pursuant to Section 10.6(b):
(a)   Representations and Warranties.   For purposes of this Section 8.3(a), the accuracy of the representations and warranties of Buyer set forth in this Agreement shall be assessed as of the date of this Agreement and as of the Effective Time with the same effect as though all such representations and warranties had been made on and as of the Effective Time (provided that representations and warranties which are confined to a specified date shall speak only as of such date). The representations and warranties set forth in Sections 5.1, 5.2(a), 5.2(b)(i), 5.3, and 5.18 shall be true and correct (except for inaccuracies which are de minimis in amount or effect). There shall not exist inaccuracies in the representations and warranties of Buyer set forth in this Agreement (including the representations and warranties set forth in Sections 5.1, 5.2(a), 5.2(b)(i), 5.3, and 5.18) such that the aggregate effect of such inaccuracies has, or is reasonably likely to have, a Buyer Material Adverse Effect; provided, that for purposes of this sentence only, those representations and warranties which are qualified by references to “material” or “Material Adverse Effect” or to the “Knowledge” of any Person shall be deemed not to include such qualifications.
(b)   Performance of Agreements and Covenants.   The agreements and covenants of Buyer to be performed and complied with pursuant to this Agreement and the other agreements contemplated hereby prior to the Effective Time shall have been duly performed and complied with in all material respects.
(c)   Officers’ Certificate.   Buyer shall have delivered to Aquesta a certificate, dated as of the Closing Date and signed on its behalf by its chief executive officer and its chief financial officer, to the effect that the conditions set forth in Section 8.1 as it relates to Buyer and in Sections 8.3(a), 8.3(b), and 8.3(e) have been satisfied.
(d)   Secretary’s Certificate.   Buyer shall have delivered to Aquesta a certificate of the secretary of Buyer, dated as of the Closing Date, certifying as to (i) the incumbency of officers of Buyer executing documents executed and delivered in connection herewith, (ii) a copy of the articles of incorporation of Buyer as in effect from the date of this Agreement until the Closing Date, along with a certificate of existence (dated not more than 10 days prior to the Closing Date) of the Secretary of State of Georgia as to the good standing of Buyer, (iii) a copy of the bylaws of Buyer as in effect from the date of this Agreement until the Closing Date, (iv) a copy of the resolutions of Buyer’s board of directors authorizing and approving the applicable matters contemplated hereunder, (v) a certificate of the Federal Reserve Bank (dated not more than 10 days prior to the Closing Date) certifying that Buyer is a registered bank holding company, (vi) a copy of the articles of incorporation of Buyer Bank as in effect from the date of this Agreement until the Closing Date, (vii) a copy of the bylaws of Buyer Bank as in effect from the date of this Agreement until the Closing Date, (viii) a certificate of the Georgia Department of Banking and Finance (dated not more than 10 days prior to the Closing Date) as to the good standing of Buyer Bank, and (ix) certificate of the FDIC (dated not more than 10 days prior to the Closing Date) certifying that Buyer Bank is an insured depository institution.
(e)   No Material Adverse Effect.   There shall not have occurred any Buyer Material Adverse Effect from the December 31, 2020, to the Effective Time.

ARTICLE 9
TERMINATION
9.1   Termination.   Notwithstanding any other provision of this Agreement, and notwithstanding the approval of this Agreement by the stockholders of Aquesta and/or Buyer, this Agreement may be terminated and the Merger abandoned at any time prior to the Effective Time:
(a)   by mutual written agreement of Buyer and Aquesta; or
(b)   by either Party (provided, that the terminating Party is not then in material breach of any representation, warranty, covenant, or other agreement contained in this Agreement) in the event of a breach by the other Party of any representation or warranty contained in this Agreement which cannot be or has not been cured within thirty (30) days after the giving of written notice to the breaching Party of such breach and which breach is reasonably likely, in the opinion of the non-breaching Party, to permit such Party to refuse to consummate the transactions contemplated by this Agreement pursuant to the standard set forth in Section 8.2(a) or (b), or 8.3(a) or (b), as applicable; or
(c)   by either Party in the event (i) any Consent of any Regulatory Authority required for consummation of the Merger and the other transactions contemplated hereby shall have been denied by final nonappealable action of such authority or if any action taken by such authority is not appealed within the time limit for appeal, (ii) any Law or Order permanently restraining, enjoining or otherwise prohibiting the consummation of the Merger shall have become final and non-appealable, or (iii) the Requisite Aquesta Stockholder Approval is not obtained at Aquesta’s Stockholders’ Meeting where such matters were presented to such stockholders for approval and voted upon; or
(d)   by either Party in the event that the Merger shall not have been consummated by December 31, 2021 (the “Outside Date”), if the failure to consummate the transactions contemplated hereby on or before such date is not caused by any breach of this Agreement by the Party electing to terminate pursuant to this Section 9.1(d); provided, however, that the Outside Date may be extended by mutual written agreement of the Parties; or
(e)   by Buyer (provided, that Buyer is not then in material breach of any representation, warranty, covenant, or other agreement contained in this Agreement) in the event that (i) the Aquesta board of directors shall have made an Adverse Recommendation Change; (ii) Aquesta’s board of directors shall have failed to reaffirm the Aquesta Recommendation within fifteen (15) business days after Buyer requests such in writing at any time following the public announcement of an Acquisition Proposal, or (iii) Aquesta shall have failed to comply in all respects with its obligations under Section 7.1 or 7.3; or
(f)   by Aquesta, prior to the Requisite Aquesta Stockholder Approval (and provided that Aquesta has complied in all material respects with Section 7.1 and Section 7.3), in order to enter into a Superior Proposal; or
(g)   (X) by Aquesta, at any time during the four (4) business day period following the Determination Date, if both of the following conditions are satisfied:
(i)   the Average Buyer Stock Price shall be less than $28.72; and
(ii)   (1) the quotient of the Average Buyer Stock Price divided by the Starting Price (such quotient being the “Buyer Ratio”), shall be less than eighty-five percent (85%) of (2) the quotient of the Average Index Price divided by the Index Price on the Starting Date (which quotient shall be the “Index Ratio”).
provided, however, that if Aquesta refuses to consummate the Merger pursuant to this Section 9.1(g)(X), it shall give prompt written notice thereof to Buyer (and provided that such Aquesta notice of election to terminate may be withdrawn at any time within the aforementioned four business day period). During the five-day period commencing with its receipt of such notice, Buyer shall have the option (but no obligation) to increase the consideration to be received by the holders of Aquesta Common Stock hereunder, by either:
(A)   increasing the Exchange Ratio (calculated to the nearest one ten-thousandth); or

(B)   provided that it does not and will not prevent or impede the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code, paying, as part of the Merger Consideration, to each recipient of Stock Consideration, a cash payment (in addition to, and not in lieu of, issuing shares of Buyer Common Stock to them) (the “Additional Cash Payment Per Share”), in either case so that the value of the Per Share Purchase Price (calculated based on the Average Buyer Stock Price and including any Additional Cash Payment Per Share) to be received by each recipient of the Stock Consideration equals the lesser of:
(x)   the product of the Starting Price, 0.85 and the Exchange Ratio (as in effect immediately prior to any increase in the Exchange Ratio pursuant to this Section 9.1(g)(X)); and
(y)   an amount equal to (1) the product of the Index Ratio, 0.85, the Exchange Ratio (as in effect immediately prior to any increase in the Exchange Ratio pursuant to this Section 9.1(g)(X)), and the Average Buyer Stock Price, divided by (2) the Buyer Ratio.
If Buyer so elects within such five-day period, it shall give prompt written notice to Aquesta of such election and the revised Exchange Ratio or the Additional Cash Payment Per Share, as applicable, whereupon no termination shall have occurred pursuant to this Section 9.1(g) and this Agreement shall remain in effect in accordance with its terms, provided that any references in this Agreement to the “Exchange Ratio” shall thereafter be deemed to refer to the Exchange Ratio as increased pursuant to this section, if applicable, and any references in this Agreement to the Stock Consideration shall thereafter include the Additional Cash Payment Per Share as set forth in this section, if applicable.
(Y)   For purposes of Section 9.1(g), the following terms shall have the meanings indicated:
“Average Buyer Stock Price” shall mean the average of the closing sale prices of Buyer Common Stock as reported on the Nasdaq Stock Market during the twenty (20) consecutive full trading days ending at the closing of trading on the trading day immediately prior to the Determination Date.
“Average Index Price” shall mean the average of the daily current market price of the Index for the twenty (20) consecutive full trading days ending at the closing of trading on the trading day immediately prior to the Determination Date.
“Determination Date” shall mean the last of the following dates to occur: (i) the effective date (including expiration of any applicable waiting period) of the last required Consent of any Regulatory Authority having authority over and approving or exempting the Merger, and (ii) the date of the receipt of the Requisite Aquesta Stockholder Approval.
“Index” shall mean the Nasdaq Bank Index.
“Index Price” on a given date shall mean the current market price of the Index for that day.
“Starting Date” shall mean May 26, 2021.
“Starting Price” shall mean $33.79 per share.
(Z)   If Buyer declares or effects a stock dividend, reclassification, recapitalization, split up, combination, exchange of shares, similar transaction between the date of this Agreement and the Determination Date, the prices for Buyer Common Stock shall be appropriately adjusted for the purposes of applying this Section 9.1(g).
9.2   Effect of Termination.   In the event of the termination and abandonment of this Agreement by either Buyer or Aquesta pursuant to Section 9.1, this Agreement shall have no further effect, except that (a) the provisions of Sections 7.6(b) (Confidentiality), 9.2 (Effect of Termination), 9.3 (Termination Fee), and Article 10 (Miscellaneous) shall survive any such termination and abandonment, and (b) no such termination shall relieve the breaching Party from Liability resulting from any willful and material breach by that Party of this Agreement.

9.3   Termination Fee.
(a)   If Aquesta terminates this Agreement pursuant to Section 9.1(f) of this Agreement or Buyer terminates this Agreement pursuant to Section 9.1(e), then Aquesta shall pay to Buyer an amount equal to $5,200,000 (the “Termination Fee”) by wire transfer of immediately available funds within five (5) business days of such termination.
(b)   If (i) after the date of this Agreement, an Acquisition Proposal with respect to Aquesta shall have been communicated to or otherwise made known to the stockholders, senior management, or board of directors of Aquesta, or any Person shall have publicly announced an intention to make an Acquisition Proposal with respect to Aquesta, and such Acquisition Proposal shall not have been withdrawn, (ii) thereafter this Agreement is terminated (A) by either Party pursuant to Section 9.1(c)(iii), (B) by either Party pursuant to Section 9.1(d) (if the Requisite Aquesta Shareholder Approval has not theretofore been obtained), or (C) by Buyer pursuant to Section 9.1(b), and (iii) within twelve (12) months of such termination an Acquisition Transaction is consummated, then Aquesta shall pay to Buyer the Termination Fee by wire transfer of immediately available funds within five business days of the consummation of such Acquisition Transaction.
(c)   The Parties acknowledge that the agreements contained in this Article 9 are an integral part of the transactions contemplated by this Agreement, and that without these agreements, they would not enter into this Agreement; accordingly, if Aquesta fails to pay promptly any fee payable by it pursuant to this Section 9.3, then Aquesta shall pay to Buyer its reasonable costs and expenses (including reasonable attorneys’ fees) in connection with collecting such Termination Fee, together with interest on the amount of the fee at the prime annual rate of interest (as published in The Wall Street Journal), plus one percent (1%), as the same is in effect from time to time from the date such payment was due under this Agreement until the date of payment.
9.4   Non-Survival of Representations and Covenants.   Except for Article 3 (Manner of Converting Shares), Sections 7.9 (Employee Benefits and Contracts), 7.10 (Retention Plan and Conversion Bonus Plan), and 7.12 (Indemnification), this Article 9 (Termination) and Article 10 (Miscellaneous), the respective representations, warranties, obligations, covenants, and agreements of the Parties shall not survive the Effective Time.
ARTICLE 10
MISCELLANEOUS
10.1   Definitions.
(a)   Except as otherwise provided herein, the capitalized terms set forth below shall have the following meanings:
“401(k) Plan” shall have the meaning as set forth in Section 7.9(g).
“Acquisition Proposal” means any proposal (whether communicated to Aquesta or publicly announced to Aquesta’s stockholders) by any Person (other than Buyer or any of its Affiliates) for an Acquisition Transaction.
“Acquisition Transaction” means any transaction or series of related transactions (other than the transactions contemplated by this Agreement) involving: (i) any acquisition or purchase from Aquesta by any Person or Group (other than Buyer or any of its Affiliates) of twenty-five percent (25%) or more in interest of the total outstanding voting securities of Aquesta, or any tender offer or exchange offer that if consummated would result in any Person or Group (other than Buyer or any of its Affiliates) beneficially owning twenty-five percent (25%) or more in interest of the total outstanding voting securities of Aquesta, or any merger, consolidation, business combination or similar transaction involving Aquesta pursuant to which the stockholders of Aquesta immediately preceding such transaction hold less than seventy-five percent (75%) of the equity interests in the surviving or resulting entity (which includes the Buyer corporation of any constituent corporation to any such transaction) of such transaction; (ii) any sale or lease (other than in the ordinary course of business), or exchange, transfer, license (other than in the ordinary course of business), acquisition or disposition of twenty-five percent (25%) or more of the consolidated Assets of Aquesta and its Subsidiaries, taken as a whole; or (iii) any liquidation or dissolution of Aquesta.

“Additional Cash Payment Per Share” shall have the meaning as set forth in Section 9.1(g).
“Adverse Recommendation Change” shall have the meaning as set forth in Section 7.1(b).
“Affiliate” of a Person means: (i) any other Person directly, or indirectly through one or more intermediaries, controlling, controlled by or under common control with such Person; (ii) any officer, director, partner, employer, or direct or indirect beneficial owner of any ten percent (10%) or greater equity or voting interest of such Person; or (iii) any other Person for which a Person described in clause (ii) acts in any such capacity.
“Aggregate Cash Limit” shall have the meaning as set forth in Section 3.3(d).
“Agreement” shall have the meaning as set forth in the Preamble.
“Aquesta” shall have the meaning as set forth in the Preamble.
“Aquesta Bank” shall have the meaning as set forth in Section 1.5.
“Aquesta Benefit Plan(s)” shall have the meaning as set forth in Section 4.15(a).
“Aquesta Book-Entry Shares” shall have the meaning as set forth in Section 3.1(b).
“Aquesta Common Stock” means the common stock, par value $0.01 per share, of Aquesta.
“Aquesta Contracts” shall have the meaning as set forth in Section 4.16(a).
“Aquesta D&O Policy” shall have the meaning as set forth in Section 7.11(b).
“Aquesta Disclosure Memorandum” means the written information entitled “Aquesta Disclosure Memorandum” delivered with this Agreement to Buyer and attached hereto.
“Aquesta Entities” means, collectively, Aquesta and all Aquesta Subsidiaries. Each of Aquesta and any Aquesta Subsidiary is, individually, an “Aquesta Entity.”
“Aquesta Equity Awards” shall have the meaning as set forth in Section 3.2(b).
“Aquesta Equity Plans” shall have the meaning as set forth in Section 3.2(a).
“Aquesta ERISA Plan” shall have the meaning as set forth in Section 4.15(a).
“Aquesta Financial Advisor” means Piper Sandler & Co.
“Aquesta Financial Statements” means (i) the consolidated balance sheets of Aquesta as of December 31, 2020 and 2019, and the related statements of income, comprehensive income, changes in stockholders’ equity, and cash flows (including related notes and schedules, if any) for each of the three fiscal years ended December 31, 2020, 2019, and 2018, and (ii) the consolidated balance sheets of Aquesta (including related notes and schedules, if any) and related statements of income, comprehensive income, changes in stockholders’ equity, and cash flows (including related notes and schedules, if any) with respect to periods ended subsequent to December 31, 2020.
“Aquesta Leased Real Properties” shall have the meaning as set forth in Section 4.10(g).
“Aquesta Leases” shall have the meaning as set forth in Section 4.10(d).
“Aquesta Material Adverse Effect” means an event, change or occurrence which, individually or together with any other event, change or occurrence, has had or is reasonably expected to have a material adverse effect on (i) the financial position, property, business, assets or results of operations of Aquesta and its Subsidiaries, taken as a whole, or (ii) the ability of Aquesta to perform its material obligations under this Agreement or to consummate the Merger or the other transactions contemplated by this Agreement, provided, that “Aquesta Material Adverse Effect” shall not be deemed to include the effects of (A) changes in banking and other Laws (including the Pandemic Measures) of general applicability or interpretations thereof by Governmental Authorities, (B) changes in SEC, GAAP or regulatory accounting principles generally applicable to banks and their holding companies, (C) actions and omissions of Aquesta (or any of its Subsidiaries) taken with the prior written Consent of Buyer in contemplation of the transactions contemplated hereby, (D) changes in economic conditions affecting financial institutions generally, including changes in interest rates, credit availability and liquidity, and price levels or trading volumes in securities markets, except to the extent the Aquesta is materially and adversely affected in a disproportionate manner as compared to other comparable participants in the banking industry, (E) changes resulting from hurricanes, earthquakes, tornados, floods or other natural disasters or from any outbreak of any disease or other public health event (including the Pandemic), (F) changes resulting from the announcement or pendency of the transactions contemplated by this Agreement, or (G) the direct effects of compliance with this Agreement on the operating performance of Aquesta. “Aquesta Material Adverse Effect” shall not be deemed to include any failure to meet analyst projections, in and of itself, or, in and of itself, or the trading price of the Aquesta Common Stock (it being understood that the facts or occurrences giving rise or contributing to any such effect, change or development which affects or otherwise relates to the failure to meet analyst financial forecasts or the trading price, as the case may be, may be deemed to constitute, or be taken into account in determining whether there has been, or would reasonably be expected to be, an Aquesta Material Adverse Effect).
“Aquesta Options” shall have the meaning as set forth in Section 3.2(b).
“Aquesta Pension Plan” shall have the meaning as set forth in Section 4.15(a).
“Aquesta Preferred Stock” shall have the meaning as set forth in Section 4.3(a).
“Aquesta Realty” shall have the meaning as set forth in Section 4.10(e).
“Aquesta Regulatory Agreement” shall have the meaning as set forth in Section 4.22.
“Aquesta Recommendation” shall have the meaning as set forth in the Recitals.
“Aquesta Restricted Stock Award” shall have the meaning as set forth in Section 3.2(a).
“Aquesta Subsidiaries” means the Subsidiaries of Aquesta.
“Aquesta Warrant” shall have the meaning as set forth in Section 3.2(d).
“Aquesta’s Stockholders’ Meeting” means the meeting of Aquesta’s stockholders to be held pursuant to Section 7.1(a), including any adjournment or adjournments thereof.
“Articles of Merger” shall have the meaning as set forth in Section 1.3.
“Assets” of a Person means all of the assets, properties, businesses and Rights of such Person of every kind, nature, character and description, whether real, personal or mixed, tangible or intangible, accrued or contingent, or otherwise relating to or utilized in such Person’s business, directly or indirectly, in whole or in part, whether or not carried on the books and records of such Person, and whether or not owned in the name of such Person or any Affiliate of such Person and wherever located.
“Average Buyer Stock Price” shall have the meaning as set forth in Section 9.1(g).
“Average Index Price” shall have the meaning as set forth in Section 9.1(g).
“Bank Merger” shall have the meaning as set forth in Section 1.5.
“Bank Merger Agreement” shall have the meaning as set forth in Section 1.5.
“BHCA” shall have the meaning as set forth in Section 4.1.
“Buyer” shall have the meaning as set forth in the Preamble.
“Buyer Awards” shall have the meaning as set forth in Section 3.1(c).
“Buyer Bank” shall have the meaning as set forth in Section 1.5.
“Buyer Benefit Plan(s)” means each Employee Benefit Plan currently adopted, maintained by, sponsored in whole or in part by, or contributed or required to be contributed to by any Buyer Entity or any ERISA Affiliate thereof for the benefit of employees, former employees, officers, retirees, dependents, spouses, directors, independent contractors, or other beneficiaries or under which employees, former employees, officers, retirees, dependents, spouses, directors, independent contractors, or other beneficiaries are eligible to participate.
“Buyer Common Stock” means the common stock, par value $1.00 per share, of Buyer.
“Buyer Disclosure Memorandum” means the written information entitled “Buyer Disclosure Memorandum” delivered with this Agreement to Aquesta and attached hereto.
“Buyer Entities” means, collectively, Buyer and all Buyer Subsidiaries. Each of Buyer and any Buyer Subsidiary is, individually, a “Buyer Entity.”
“Buyer ERISA Plan” shall have the meaning as set forth in Section 5.11(a).
“Buyer Exchange Act Reports” shall have the meaning as set forth in Section 5.5(a).
“Buyer Financial Advisor” means Hovde Group, LLC.
“Buyer Financial Statements” means (i) the consolidated balance sheets of Buyer as of December 31, 2020 and 2019, and the related statements of income, changes in stockholders’ equity, and cash flows (including related notes and schedules, if any) for the three fiscal years ended December 31, 2020, 2019, and 2018 as filed by Buyer in Exchange Act Documents, and (ii) the consolidated balance sheets of Buyer (including related notes and schedules, if any) and related statements of income, changes in stockholders’ equity, and cash flows (including related notes and schedules, if any) included in Exchange Act Documents, as amended, filed with respect to periods ended subsequent to December 31, 2020.
“Buyer Leased Real Properties” shall have the meaning as set forth in Section 5.9(f).
“Buyer Leases” shall have the meaning as set forth in Section 5.9(d).
“Buyer Material Adverse Effect” means an event, change or occurrence which, individually or together with any other event, change or occurrence, has had or is reasonably expected to have a material adverse effect on (i) the financial position, property, business, assets or results of operations of Buyer and its Subsidiaries, taken as a whole, or (ii) the ability of Buyer to perform its material obligations under this Agreement or to consummate the Merger or the other transactions contemplated by this Agreement, provided, that “Buyer Material Adverse Effect” shall not be deemed to include the effects of (A) changes in banking and other Laws (including the Pandemic Measures) of general applicability or interpretations thereof by Governmental Authorities, (B) changes in SEC, GAAP or regulatory accounting principles generally applicable to banks and their holding companies, (C) actions and omissions of Buyer (or any of its Subsidiaries) taken with the prior written Consent of Aquesta in contemplation of the transactions contemplated hereby, (D) changes in economic conditions affecting financial institutions generally, including changes in interest rates, credit availability and liquidity, and price levels or trading volumes in securities markets, except to the extent the Buyer is materially and adversely affected in a disproportionate manner as compared to other comparable participants in the banking industry, (E) changes resulting from hurricanes, earthquakes, tornados, floods or other natural disasters or from any outbreak of any disease or other public health event (including the Pandemic), (F) changes resulting from the announcement or pendency of the transactions contemplated by this Agreement, or (G) the direct effects of compliance with this Agreement on the operating performance of Buyer. “Buyer Material Adverse Effect” shall not be deemed to include any failure to meet analyst projections, in and of itself, or, in and of itself, or the trading price of the Buyer Common Stock (it being understood that the facts or occurrences giving rise or contributing to any such effect, change or development which affects or otherwise relates to the failure to meet analyst financial forecasts or the trading price, as the case may be, may be deemed to constitute, or be taken into account in determining whether there has been, or would reasonably be expected to be, a Buyer Material Adverse Effect).
“Buyer Ratio” shall have the meaning as set forth in Section 9.1(g).
“Buyer Regulatory Agreement” shall have the meaning as set forth in Section 5.16.

“Buyer Subsidiaries” means the Subsidiaries of Buyer, which shall include any corporation, bank, savings association, limited liability company, limited partnership, limited liability partnership or other organization acquired as a Subsidiary of Buyer in the future and held as a Subsidiary by Buyer at the Effective Time.
“Buyer Warrant” shall have the meaning as set forth in Section 3.2(d).
“Buyer’s Security Program” shall have the meaning as set forth in Section 7.6(e).
“Cash Consideration” shall have the meaning as set forth in Section 3.1(a).
“Cash Election” shall have the meaning as set forth in Section 3.3(b).
“Cash Election Number” shall have the meaning as set forth in Section 3.3(b).
“Cash Election Shares” shall have the meaning as set forth in Section 3.3(b).
“CERCLA” shall have the meaning as set forth under the definition of “Environmental Laws” in this Section 10.1(a).
“Certificates” shall have the meaning as set forth in Section 3.1(b).
“Change in Control Benefit” shall have the meaning as set forth in Section 4.15(k).
“Closing” shall have the meaning as set forth in Section 1.2.
“Closing Date” means the date on which the Closing occurs.
“Code” shall have the meaning as set forth in the Recitals.
“Consent” means any consent, approval, authorization, clearance, exemption, waiver, or similar affirmation by any Person pursuant to any Contract, Law, Order, or Permit.
“Continuing Employee” shall have the meaning as set forth in Section 7.9(a).
“Contract” means any written agreement, arrangement, authorization, commitment, contract, indenture, instrument, lease, license, obligation, plan, practice, restriction, understanding, or undertaking of any kind or character, or other document to which any Person is a party that is binding on any Person or its capital stock, Assets or business.
“Data Incident” means any actual or reasonably suspected unauthorized access to or acquisition, disclosure, use, or loss of IIPI disclosed to any Buyer Entity in connection with this Agreement (including hard copies) or breach or compromise of Buyer’s Security Program that presents a viable threat to any such IIPI or any Aquesta Entity’s systems.
“Default” means (i) any breach or violation of, default under, contravention of, or conflict with, any Contract, Law, Order, or Permit, (ii) any occurrence of any event that with the passage of time or the giving of notice or both would constitute a breach or violation of, default under, contravention of, or conflict with, any Contract, Law, Order, or Permit, or (iii) any occurrence of any event that with or without the passage of time or the giving of notice would give rise to a right of any Person to exercise any remedy or obtain any relief under, terminate or revoke, suspend, cancel, or modify or change the current terms of, or renegotiate, or to accelerate the maturity or performance of, or to increase or impose any Liability under, any Contract, Law, Order, or Permit.
“Determination Date” shall have the meaning as set forth in Section 9.1(g).
“Dissenting Share” shall have the meaning as set forth in Section 3.8.
“DOL” shall have the meaning as set forth in Section 4.15(b).
“Effective Time” shall have the meaning as set forth in Section 1.3.
“Election Deadline” shall have the meaning as set forth in Section 3.3(c).

“Election Form” shall have the meaning as set forth in Section 3.3(a).
“Election Form Mailing Date” shall heave the meaning as set forth in Section 3.3(a).
“Employee Benefit Plan” means each pension, retirement, profit-sharing, deferred compensation, stock option, employee stock ownership, share purchase, severance pay, vacation, bonus, retention, change in control or other incentive plan, medical, vision, dental or other health plan, any life insurance plan, flexible spending account, cafeteria plan, vacation, holiday, disability or any other employee benefit plan or fringe benefit plan, including any “employee benefit plan,” as that term is defined in Section 3(3) of ERISA and any other plan, fund, policy, program, practice, custom understanding or arrangement providing compensation or other benefits, whether or not such Employee Benefit Plan is or is intended to be (i) covered or qualified under the Code, ERISA or any other applicable Law, (ii) written or oral, (iii) funded or unfunded, (iv) actual or contingent or (v) arrived at through collective bargaining or otherwise.
“Environmental Laws” shall mean all Laws relating to pollution or protection of human health or the environment (including ambient air, surface water, ground water, land surface or subsurface strata) and which are administered, interpreted or enforced by the United States Environmental Protection Agency or state or local Governmental Authorities with jurisdiction over, and including common law in respect of, pollution or protection of the environment, including: (i) the Comprehensive Environmental Response Compensation and Liability Act, 42 U.S.C. §§9601 et seq. (“CERCLA”); (ii) the Solid Waste Disposal Act, as amended by the Resource Conservation and Recovery Act, 42 U.S.C. §§6901 et seq. (“RCRA”); (iii) the Emergency Planning and Community Right to Know Act (42 U.S.C. §§11001 et seq.); (iv) the Clean Air Act (42 U.S.C. §§7401 et seq.); (v) the Clean Water Act (33 U.S.C. §§1251 et seq.); (vi) the Toxic Substances Control Act (15 U.S.C. §§2601 et seq.); (vii) any state, county, municipal or local statues, laws or ordinances similar or analogous to the federal statutes listed in parts (i)  — (vi) of this subparagraph; (viii) any amendments to the statutes, laws or ordinances listed in parts (i)  — (vi) of this subparagraph, in existence on the date hereof, (ix) any rules, regulations, guidelines, directives, orders or the like adopted pursuant to or implementing the statutes, laws, ordinances and amendments listed in parts (i)  — (vii) of this subparagraph; and (x) any other Law, statute, ordinance, amendment, rule, regulation, guideline, directive, Order or the like in effect now or in the future relating to environmental, health or safety matters and other Laws relating to emissions, discharges, releases, or threatened releases of any Hazardous Material, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport, or handling of any Hazardous Material.
“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.
“ERISA Affiliate” means any trade or business, whether or not incorporated, which together with an Aquesta Entity would be treated as a single employer under Code Section 414(b), (c), (m), or (o).
“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.
“Exchange Act Documents” means all forms, proxy statements, reports, schedules, and other documents, including all certifications and statements required by the Exchange Act or Section 906 of the Sarbanes-Oxley Act with respect to any report that is an Exchange Act Document, filed, or required to be filed, by a Party or any of its Subsidiaries with any Regulatory Authority pursuant to the Securities Laws.
“Exchange Agent” shall have the meaning as set forth in Section 3.3(a).
“Exchange Fund” shall have the meaning as set forth in Section 3.4(a).
“Exchange Ratio” shall have the meaning as set forth in Section 3.1(a).
“Extinguished Shares” shall have the meaning as set forth in Section 3.1(d).
“FDIC” shall mean the Federal Deposit Insurance Corporation.
“Federal Reserve” shall mean the Board of Governors of the Federal Reserve System, the Federal Reserve Bank of Atlanta, and the Federal Reserve Bank of Richmond, as applicable.

“GAAP” shall mean generally accepted accounting principles in the United States, consistently applied during the periods involved.
“Governmental Authority” shall mean any federal, state, local, foreign, or other court, board, body, commission, agency, authority or instrumentality, arbitral authority, self-regulatory authority, mediator, tribunal, including Regulatory Authorities and Taxing Authorities.
“Gross-up Payment” shall have the meaning as set forth in Section 4.15(k).
“Group” shall have the meaning as set forth in Section 13(d) of the Exchange Act.
“Hazardous Material” shall mean any chemical, substance, waste, material, pollutant, or contaminant defined as or deemed hazardous or toxic or otherwise regulated under any Environmental Law, including RCRA hazardous wastes, CERCLA hazardous substances, and HSRA regulated substances, pesticides and other agricultural chemicals, oil and petroleum products or byproducts and any constituents thereof, urea formaldehyde insulation, lead in paint or drinking water, mold, asbestos, and polychlorinated biphenyls (PCBs): (i) any hazardous substance, hazardous material, hazardous waste, regulated substance, or toxic substance (as those terms are defined by any applicable Environmental Laws) and (ii) any chemicals, pollutants, contaminants, petroleum, petroleum products, or oil (and specifically shall include asbestos requiring abatement, removal, or encapsulation pursuant to the requirements of Environmental Law), provided, notwithstanding the foregoing or any other provision in this Agreement to the contrary, the words “Hazardous Material” shall not mean or include any such Hazardous Material used, generated, manufactured, stored, disposed of or otherwise handled in normal quantities in the ordinary course of business in compliance with all applicable Environmental Laws, or such that may be naturally occurring in any ambient air, surface water, ground water, land surface or subsurface strata.
“Holder Representative” shall have the meaning as set forth in Section 3.3(b).
“Indemnified Party” shall have the meaning as set forth in Section 7.11(a).
“Index” shall have the meaning as set forth in Section 9.1(g).
“Index Price” shall have the meaning as set forth in Section 9.1(g).
“Index Ratio” shall have the meaning as set forth in Section 9.1(g).
“IIPI” shall have the meaning as set forth in Section 4.13(b).
“Intellectual Property” means copyrights, patents, trademarks, service marks, service names, trade names, domain names, together with all goodwill associated therewith, registrations and applications therefor, technology rights and licenses, computer software (including any source or object codes therefor or documentation relating thereto), trade secrets, franchises, know-how, inventions, and other intellectual property rights.
“IRS” shall have the meaning as set forth in Section 4.15(b).
“Knowledge” as used with respect to a Person (including references to such Person being aware of a particular matter) means those facts that are known or should reasonably have been known after due inquiry of the records and employees of such Person by the chairman, president, chief financial officer, chief credit officer, or any senior or executive vice president of such Person without any further investigation.
“Law” means any code, law (including common law), ordinance, regulation, reporting or licensing requirement, rule, statute, regulation or Order applicable to a Person or its Assets, Liabilities or business, including those promulgated, interpreted or enforced by any Regulatory Authority.
“Liability” means any direct or indirect, primary or secondary, liability, indebtedness, obligation, penalty, cost or expense (including reasonable attorneys’ fees, costs of investigation, collection and defense), claim, deficiency, guaranty or endorsement of or by any Person (other than endorsements of notes, bills, checks, and drafts presented for collection or deposit in the ordinary course of business) of any type, whether accrued, absolute or contingent, liquidated or unliquidated, matured or unmatured, or otherwise.

“Lien” means any conditional sale agreement, default of title, easement, encroachment, encumbrance, hypothecation, infringement, lien, mortgage, pledge, reservation, restriction, security interest, title retention or other security arrangement, or any adverse right or interest, charge, or claim of any nature whatsoever of, on, or with respect to any property or any property interest, other than (i) Liens for current property Taxes not yet due and payable, and (ii) for any depository institution, pledges to secure public deposits and other Liens incurred in the ordinary course of the banking business.
“Litigation” means any action, arbitration, cause of action, lawsuit, claim, complaint, criminal prosecution, governmental or other examination or investigation, audit (other than regular audits of financial statements by outside auditors), compliance review, inspection, hearing, administrative or other proceeding relating to or affecting a Party, its business, its Assets or Liabilities (including Contracts related to Assets or Liabilities), or the transactions contemplated by this Agreement, but shall not include regular, periodic examinations of depository institutions and their Affiliates by Regulatory Authorities.
“Material” or “material” for purposes of this Agreement shall be determined in light of the facts and circumstances of the matter in question; provided, that any specific monetary amount stated in this Agreement shall determine materiality in that instance.
“Merger” shall have the meaning as set forth in the Recitals.
“Merger Consideration” shall have the meaning as set forth in Section 3.1(a).
“Minimum Stock Threshold” shall have the meaning as set forth in Section 3.3(d).
“Mixed Election” shall have the meaning as set forth in Section 3.3(b).
“Non-Election” shall have the meaning as set forth in Section 3.3(b).
“Non-Election Shares” shall have the meaning as set forth in Section 3.3(b).
“Notice of Recommendation Change” shall have the meaning as set forth in Section 7.1(b).
“NRS” shall have the meaning as set forth in Section 1.1.
“Operating Properties” means all real property (including, without limitation, all buildings, fixtures, or other improvements located thereon) now, hereafter or heretofore owned, leased, operated, or used by Aquesta or any of the Aquesta Subsidiaries.
“Option Cash-Out Agreement” shall have the meaning set forth in Section 3.2(b).
“Option Cash-Out Amount” shall have the meaning as set forth in Section 3.2(b).
“Order” means any administrative decision or award, decree, injunction, judgment, order, quasi-judicial decision or award, directive, ruling, or writ of any Governmental Authority.
“Pandemic” means any outbreaks, epidemics or pandemics relating to SARS-CoV-2 or COVID-19, or any evolutions or mutations thereof, and the governmental and other responses thereto.
“Pandemic Measures” means any quarantine, “shelter in place”, “stay at home”, workforce reduction, social distancing, shut down, closure, sequester or other directives, guidelines, orders, or recommendations promulgated by any Governmental Authority, including the Centers for Disease Control and Prevention and the World Health Organization, in each case, in connection with or in response to the Pandemic.
“Participation Facilities” means any facility in which Aquesta or any of the Aquesta Subsidiaries participates in the management and, where required by the context, said term means the owner or operator of such property.
“Party” means Aquesta or Buyer, and “Parties” means both such Persons.
“PBGC” shall have the meaning as set forth in Section 4.15(b).
“Per Share Purchase Price” shall have the meaning as set forth in Section 3.1(a).

“Permit” means any federal, state, local, and foreign Governmental Authority approval, authorization, certificate, easement, filing, franchise, license, notice, permit, or right to which any Person is a party or that is or may be binding upon or inure to the benefit of any Person or its securities, Assets, or business, the absence of which or a Default under would constitute a Buyer or Aquesta Material Adverse Effect, as the case may be.
“Person” means a natural person or any legal, commercial or Governmental Authority, such as, but not limited to, a corporation, general partnership, joint venture, limited partnership, limited liability company, limited liability partnership, trust, business association, group acting in concert, or any person acting in a representative capacity.
“Proxy Statement/Prospectus” shall have the meaning as set forth in Section 4.2(c).
“Qualified Group” shall have the meaning as set forth in Section 7.13(c).
“RCRA” shall have the meaning as set forth under the definition of “Environmental Laws” in this Section 10.1(a).
“Registration Statement” shall have the meaning as set forth in Section 4.2(c).
“Regulatory Authorities” means, collectively, the SEC, the Nasdaq Stock Market, FINRA, the North Carolina Office of the Commissioner of Banks, the FDIC, the Department of Justice, the Federal Reserve, the Georgia Department of Banking and Finance, and all other federal, state, county, local, other Governmental Authorities, and self-regulatory authorities having jurisdiction over a Party or its Subsidiaries.
“Representative” means any investment banker, financial advisor, attorney, accountant, consultant, or other representative or agent of a Person.
“Requisite Aquesta Stockholder Approval” shall have the meaning as set forth in Section 4.2(a).
“Rights” shall mean all arrangements, calls, commitments, Contracts, options, rights to subscribe to, scrip, warrants, or other binding obligations of any character whatsoever by which a Person is or may be bound to issue additional shares of its capital stock or other securities, securities or rights convertible into or exchangeable for, shares of the capital stock or other securities of a Person or by which a Person is or may be bound to issue additional shares of its capital stock or other Rights.
“Rollover Option” shall have the meaning as set forth in Section 3.2(b).
“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002, as amended, and the rules and regulations promulgated thereunder.
“SEC” means the United States Securities and Exchange Commission.
“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.
“Securities Laws” means the Securities Act, the Exchange Act, the Investment Company Act of 1940, as amended, the Investment Advisors Act of 1940, as amended, the Trust Indenture Act of 1939, as amended, and the rules and regulations of any Regulatory Authority promulgated thereunder.
“Starting Date” shall have the meaning as set forth in Section 9.1(g).
“Starting Price” shall have the meaning as set forth in Section 9.1(g).
“Stock Consideration” shall have the meaning set forth in Section 3.1(a).
“Stock Election” shall have the meaning as set forth in Section 3.3(b).
“Stock Election Number” shall have the meaning as set forth in Section 3.3(b).
“Stock Election Shares” shall have the meaning as set forth in Section 3.3(b).
“Subsidiaries” means all those corporations, banks, associations, or other entities of which the entity in question either (i) owns or controls 50% or more of the outstanding equity securities either directly or through an unbroken chain of entities as to each of which 50% or more of the outstanding equity securities is owned directly or indirectly by its Buyer (provided, there shall not be included any such entity the equity securities of which are owned or controlled in a fiduciary capacity), (ii) in the case of partnerships, serves as a general partner, (iii) in the case of a limited liability company, serves as a managing member, or (iv) otherwise has the ability to elect a majority of the directors, trustees or managing members thereof.
“Superior Proposal” means any Acquisition Proposal (on its most recently amended or modified terms, if amended or modified) (i) involving the acquisition of at least a majority of the outstanding equity interest in, or all or substantially all of the assets and liabilities of, Aquesta Entities and (ii) with respect to which the board of directors of Aquesta (A) determines in good faith that such Acquisition Proposal, if accepted, is reasonably likely to be consummated on a timely basis, taking into account all legal, financial, regulatory and other aspects of the Acquisition Proposal and the Person or Group making the Acquisition Proposal, and (B) determines in its good faith judgment (based on, among other things, the advice of the Aquesta Financial Advisor or such other advisor as Aquesta may use) to be more favorable to Aquesta’s stockholders than the Merger taking into account all relevant factors (including whether, in the good faith judgment of the board of directors of Aquesta, after obtaining the advice of the Aquesta Financial Advisor or such other advisor as Aquesta may use, the Person or Group making such Acquisition Proposal is reasonably able to finance the transaction and close it timely, and any proposed changes to this Agreement that may be proposed by Buyer in response to such Acquisition Proposal).
“Support Agreements” shall have the meaning as set forth in the Recitals.
“Surviving Corporation” means Buyer as the surviving corporation resulting from the Merger.
“Takeover Laws” shall have the meaning as set forth in Section 4.23.
“Tax” or “Taxes” means all taxes, charges, fees, levies, imposts, duties, or assessments, including income, gross receipts, excise, employment, sales, use, transfer, recording license, payroll, franchise, severance, documentary, stamp, occupation, windfall profits, environmental, federal highway use, commercial rent, customs duties, capital stock, paid-up capital, profits, withholding, Social Security, single business and unemployment, disability, real property, personal property, registration, ad valorem, value added, alternative or add-on minimum, estimated, or other taxes, fees, assessments or charges of any kind whatsoever, imposed or required to be withheld by any Governmental Authority (domestic or foreign), including any interest, penalties, and additions imposed thereon or with respect thereto.
“Tax Return” means any report, return, information return, or other information supplied or required to be supplied to a Governmental Authority in connection with Taxes, including any return of an affiliated or combined or unitary group that includes a Party or its Subsidiaries, including any attachment or schedule thereto or amendment thereof.
“Taxing Authority” means the Internal Revenue Service and any other Governmental Authority responsible for the administration of any Tax.
“Termination Fee” shall have the meaning as set forth in Section 9.3(a).
“WARN Act” shall have the meaning as set forth in Section 4.14(d).
“Warrant Cash-Out Agreement” shall have the meaning as set forth in Section 3.2(d).
“Warrant Cash-Out Amount” shall have the meaning as set forth in Section 3.2(d).
(b)   Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed followed by the words “without limitation”, and such terms shall not be limited by enumeration or example. The word “or” shall be interpreted to mean “and/or”.
10.2   Expenses.   Each of the Parties shall bear and pay all direct costs and expenses incurred by it or on its behalf in connection with the transactions contemplated hereunder, including filing, registration and application fees, printing fees, and fees and expenses of its own financial or other consultants, investment bankers, accountants, and counsel, and which in the case of Aquesta, shall be paid at Closing and prior to the Effective Time.

10.3   Brokers and Finders.   In the event of a claim by any broker or finder based upon such broker’s representing or being retained by or allegedly representing or being retained by Aquesta or by Buyer, each of Aquesta and Buyer, as the case may be, agrees to indemnify and hold the other Party harmless from any Liability in respect of any such claim. Aquesta has provided a copy of Aquesta Financial Advisor’s engagement letter and expected fee for its services as Section 10.3 of the Aquesta Disclosure Memorandum and shall pay all amounts due thereunder on the Closing Date.
10.4   Entire Agreement.   Except as otherwise expressly provided herein, this Agreement (including the documents and instruments referred to herein) constitutes the entire agreement between the Parties with respect to the transactions contemplated hereunder and supersedes all prior arrangements or understandings with respect thereto, written or oral. Nothing in this Agreement expressed or implied, is intended to confer upon any Person, other than the Parties or their respective successors, any rights, remedies, obligations, or liabilities under or by reason of this Agreement (a) other than as provided in Sections 7.10 and 7.11 and (b) provided that Aquesta, on behalf of its stockholders, may pursue damages (including claims for damages based on loss of the economic benefits of the transactions contemplated hereby to Aquesta stockholders) in the event of Buyer’s breach of this Agreement, and provided that the Rights referenced in this clause (b) may be exercised only by Aquesta (on behalf of its stockholders as their agent) through actions expressly approved by the Aquesta board of directors, and no stockholders of Aquesta, whether purporting to act in its capacity as a stockholder or purporting to assert any right (derivatively or otherwise) on behalf of Aquesta, shall have any right or ability to exercise or cause the exercise of any such right.
10.5   Amendments.   To the extent permitted by Law, and subject to Section 1.4, this Agreement may be amended by a subsequent writing signed by each of the Parties upon the approval of each of the Parties, whether before or after stockholder approval of this Agreement has been obtained; provided, that after any such approval by the holders of Aquesta Common Stock, there shall be made no amendment that reduces or modifies in any respect the consideration to be received by holders of Aquesta Common Stock.
10.6   Waivers.
(a)   Prior to or at the Effective Time, Buyer, acting through its chief executive officer, or other authorized officer, shall have the right to waive any Default in the performance of any term of this Agreement by Aquesta, to waive or extend the time for the compliance or fulfillment by Aquesta of any and all of its obligations under this Agreement, and to waive any or all of the conditions precedent to the obligations of Buyer under this Agreement, except any condition which, if not satisfied, would result in the violation of any Law. No such waiver shall be effective unless in writing signed by a duly authorized officer of Buyer.
(b)   Prior to or at the Effective Time, Aquesta, acting through its chief executive officer, or other authorized officer, shall have the right to waive any Default in the performance of any term of this Agreement by Buyer, to waive or extend the time for the compliance or fulfillment by Buyer of any and all of its obligations under this Agreement, and to waive any or all of the conditions precedent to the obligations of Aquesta under this Agreement, except any condition which, if not satisfied, would result in the violation of any Law. No such waiver shall be effective unless in writing signed by a duly authorized officer of Aquesta.
(c)   The failure of any Party at any time or times to require performance of any provision hereof shall in no manner affect the right of such Party at a later time to enforce the same or any other provision of this Agreement. No waiver of any condition or of the breach of any term contained in this Agreement in one or more instances shall be deemed to be or construed as a further or continuing waiver of such condition or breach or a waiver of any other condition or of the breach of any other term of this Agreement.
10.7   Assignment.   Except as expressly contemplated hereby, neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any Party hereto (whether by operation of Law, including by merger or consolidation, or otherwise) without the prior written Consent of the other Party. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and assigns.
10.8   Notices.   All notices or other communications which are required or permitted hereunder shall be in writing and sufficient if delivered by hand, by facsimile transmission, properly addressed electronic mail delivery (with confirmation of delivery receipt), by registered or certified mail (postage pre-paid), or by courier or overnight carrier, to the persons at the addresses set forth below (or at such other address as may be provided hereunder), and shall be deemed to have been delivered as of the date so delivered or refused:
Buyer:	United Community Banks, Inc. 2 West Washington Street, Suite 700 Greenville, SC 29601 Attention: Melinda Davis Lux
Email: melinda_davislux@ucbi.com
Copy to Counsel:	Nelson Mullins Riley & Scarborough LLP 2 West Washington Street, Suite 700 Greenville, SC 29601 Attention: Neil Grayson Lee Kiser
Email: neil.grayson@nelsonmullins.com lee.kiser@nelsonmullins.com
Aquesta:	Aquesta Financial Holdings, Inc. 19510 Jetton Rd. Cornelius, NC 28031 Attention: Jim Engel
Email: jengel@aquestabank.com
Copy to Counsel:	Wyrick Robbins Yates & Ponton LLP 4101 Lake Boone Trail, Suite 300 Raleigh, NC 27607 Attention: Todd H. Eveson
Email: teveson@wyrick.com
10.9   Governing Law.   Regardless of any conflict of law or choice of law principles that might otherwise apply, the Parties agree that this Agreement shall be governed by and construed in all respects in accordance with the laws of the State of North Carolina. The Parties agree that any suit, action or proceeding brought by either Party to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby shall be brought in any federal or state court located in Charlotte, North Carolina. Each of the Parties submits to the jurisdiction of any such court in any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of, or in connection with, this Agreement or the transactions contemplated hereby and hereby irrevocably waives the benefit of jurisdiction derived from present or future domicile or otherwise in such action or proceeding. Each Party irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum.
10.10   Counterparts.   This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.
10.11   Captions; Articles and Sections.   The captions contained in this Agreement are for reference purposes only and are not part of this Agreement. Unless otherwise indicated, all references to particular Articles or Sections shall mean and refer to the referenced Articles and Sections of this Agreement. Disclosure of an item in one of the Aquesta Disclosure Memorandum or the Buyer Disclosure Memorandum, as applicable, shall be deemed to modify both (a) the representations and warranties contained in the section of this Agreement to which it corresponds in number and (b) any other representation and warranty of Aquesta or Buyer, as applicable, in this Agreement to the extent that it is reasonably apparent from a reading of such disclosure item that it would also qualify or apply to such other representation and warranty.
10.12   Interpretations.
(a)   Neither this Agreement nor any uncertainty or ambiguity herein shall be construed or resolved against any Party, whether under any rule of construction or otherwise. No Party to this Agreement shall be considered the drafter of this Agreement. The Parties acknowledge and agree that this Agreement has been reviewed, negotiated, and accepted by all Parties and their attorneys and shall be construed and interpreted according to the ordinary meaning of the words used so as fairly to accomplish the purposes and intentions of all Parties hereto.
(b)   No disclosure, representation, or warranty shall be required to be made (or any other action taken) pursuant to or in connection with this Agreement that would involve the disclosure of confidential supervisory information of a Governmental Authority by any Party hereto to the extent prohibited by applicable Law, and to the extent legally permissible, appropriate substitute disclosures or actions shall be made or taken under circumstances in which the limitations of this sentence apply.
(c)   Any reference contained in this Agreement to specific statutory or regulatory provisions or to specific Governmental Authorities includes any successor statute or regulation, or Governmental Authority, as the case may be. Unless otherwise specified, the references to “Section” and “Article” in this Agreement are to the Sections and Articles of this Agreement.
10.13   Enforcement of Agreement.   The Parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement was not performed in accordance with its specific terms or was otherwise breached. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.
10.14   Severability.   Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.
[Signatures appear on next page]

IN WITNESS WHEREOF, each of the Parties has caused this Agreement to be executed on its behalf by its duly authorized officers as of the day and year first above written.
UNITED COMMUNITY BANKS, INC.
By:
/s/ H. Lynn Harton

Name:
H. Lynn Harton

Title:
President and Chief Executive Officer

AQUESTA FINANCIAL HOLDINGS, INC.
By:
/s/ Jim Engel

Name:
Jim Engel

Title:
President and Chief Executive Officer

Signature Page to Agreement and Plan of Merger and Reorganization

Annex B
May 26, 2021
Board of Directors
Aquesta Financial Holdings, Inc.
19510 Jetton Road
Cornelius, NC 28031
Ladies and Gentlemen:
Aquesta Financial Holdings, Inc. (“Aquesta”) and United Community Banks, Inc. (“Buyer”) are proposing to enter into an Agreement and Plan of Merger and Reorganization (the “Agreement”) pursuant to which Aquesta shall merge with and into Buyer with Buyer as the surviving entity (the “Merger”). As set forth in the Agreement, at the Effective Time, each share of Aquesta Common Stock issued and outstanding immediately prior to the Effective Time, except for certain shares of Aquesta Common Stock as specified in the Agreement, shall be converted into the right to receive, at the election of the holder thereof and subject to proration, either (i) cash in the amount of $21.50 (the “Cash Consideration”), less any applicable withholding Taxes; or (ii) a number of duly authorized, validly issued, fully paid and non-assessable shares of Buyer Common Stock equal to the Exchange Ratio (the “Stock Consideration”) (items (i) and (ii) are referred to herein collectively as the “Merger Consideration”). As set forth in the Agreement, the “Exchange Ratio” shall be 0.6386 shares of Buyer Common Stock per share of Aquesta Common Stock. The Agreement provides, generally, that the number of whole shares of Aquesta Common Stock to be converted into the right to receive the Cash Consideration shall not exceed thirty percent (30%) of the number of shares of Aquesta Common Stock outstanding as of immediately prior to the Effective Time, and the number of whole shares of Aquesta Common Stock to be converted into the right to receive the Stock Consideration shall be not less than seventy percent (70%) of the number of shares of Aquesta Common Stock outstanding as of immediately prior to the Effective Time. Capitalized terms used herein without definition shall have the meanings ascribed thereto in the Agreement. You have requested our opinion as to the fairness, from a financial point of view, of the Merger Consideration to the holders of Aquesta Common Stock.
Piper Sandler & Co. (“Piper Sandler”, “we” or “our”), as part of its investment banking business, is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions. In connection with this opinion, we have reviewed and considered, among other things: (i) an execution copy of the Agreement; (ii) certain publicly available financial statements and other historical financial information of Aquesta and its banking subsidiary, Aquesta Bank, that we deemed relevant; (iii) certain publicly available financial statements and other historical financial information of Buyer that we deemed relevant; (iv) certain internal financial projections for Aquesta for the years ending December 31, 2021 through December 31, 2025, as provided by the senior management of Aquesta; (v) publicly available mean analyst earnings per share estimates for Buyer for the years ending December 31, 2021 and December 31, 2022 and mean analyst net income estimates for Buyer for the year ending December 31, 2023, as well as estimated long-term annual earnings per share growth rates for the years ending December 31, 2024 and December 31, 2025 and estimated dividends per share for Buyer for the years ending December 31, 2021 through December 31, 2025, as provided by the senior management of Buyer; (vi) the pro forma financial impact of the Merger on Buyer based on certain assumptions relating to transaction expenses, cost savings, purchase accounting adjustments and the establishment of a reserve for current expected credit loss (CECL) accounting standards, as well as estimated net income for Aquesta for the years ending December 31, 2021 through December 31, 2025, as provided by the senior management of Buyer; (vii) the publicly reported historical price and trading activity for Aquesta Common Stock and Buyer Common Stock, including a comparison of certain stock trading information for Aquesta Common Stock and Buyer Common Stock and certain stock indices, as well as similar publicly available information for certain other companies, the securities of which are publicly traded; (viii) a comparison of certain financial and market information for Aquesta and Buyer with similar financial institutions for which information is publicly available; (ix) the financial terms of certain recent business combinations in the bank and thrift industry (on a regional and nationwide basis), to the extent publicly available; (x) the current market environment generally and the banking environment in particular; and (xi) such other information, financial studies, analyses and investigations and financial, economic and market criteria as we considered relevant. We also discussed with certain members of the senior management of Aquesta and its representatives the business, financial condition, results of operations and prospects of Aquesta and held similar discussions with certain members of the senior management of Buyer and its representatives regarding the business, financial condition, results of operations and prospects of Buyer.
In performing our review, we have relied upon the accuracy and completeness of all of the financial and other information that was available to us from public sources, that was provided to us by Aquesta, Buyer or their respective representatives, or that was otherwise reviewed by us and we have assumed such accuracy and completeness for purposes of rendering this opinion without any independent verification or investigation. We have further relied on the assurances of the respective senior managements of Aquesta and Buyer that they are not aware of any facts or circumstances that would make any of such information inaccurate or misleading in any respect material to our analyses. We have not been asked to undertake, and have not undertaken, an independent verification of any such information and we do not assume any responsibility or liability for the accuracy or completeness thereof. We did not make an independent evaluation or perform an appraisal of the specific assets, the collateral securing assets or the liabilities (contingent or otherwise) of Aquesta or Buyer, nor were we furnished with any such evaluations or appraisals. We render no opinion on or evaluation of the collectability of any assets or the future performance of any loans of Aquesta or Buyer. We did not make an independent evaluation of the adequacy of the allowance for loan losses of Aquesta or Buyer, or the combined entity after the Merger, and we have not reviewed any individual credit files relating to Aquesta or Buyer. We have assumed, with your consent, that the respective allowances for loan losses for both Aquesta and Buyer are adequate to cover such losses and will be adequate on a pro forma basis for the combined entity.
In preparing its analyses, Piper Sandler used certain internal financial projections for Aquesta for the years ending December 31, 2021 through December 31, 2025, as provided by the senior management of Aquesta. In addition, Piper Sandler used publicly available mean analyst earnings per share estimates for Buyer for the years ending December 31, 2021 and December 31, 2022 and mean analyst net income estimates for Buyer for the year ending December 31, 2023, as well as estimated long-term annual earnings per share growth rates for the years ending December 31, 2024 and December 31, 2025 and estimated dividends per share for Buyer for the years ending December 31, 2021 through December 31, 2025, as provided by the senior management of Buyer. Piper Sandler also received and used in its pro forma analyses certain assumptions relating to transaction expenses, cost savings, purchase accounting adjustments and the establishment of a reserve for CECL accounting standards, as well as estimated net income for Aquesta for the years ending December 31, 2021 through December 31, 2025, as provided by the senior management of Buyer. With respect to the foregoing information, the respective senior managements of Aquesta and Buyer confirmed to us that such information reflected (or, in the case of the publicly available analyst estimates referred to above, were consistent with) the best currently available projections, estimates and judgements of those respective senior managements as to the future financial performance of Aquesta and Buyer, respectively, and we assumed that the financial results reflected in such information would be achieved. We express no opinion as to such projections, estimates or judgements, or the assumptions on which they are based. We have also assumed that there has been no material change in Aquesta’s or Buyer’s assets, financial condition, results of operations, business or prospects since the date of the most recent financial statements made available to us. We have assumed in all respects material to our analyses that Aquesta and Buyer will remain as going concerns for all periods relevant to our analyses.
We have also assumed, with your consent, that (i) each of the parties to the Agreement will comply in all material respects with all material terms and conditions of the Agreement and all related agreements required to effect the Merger, that all of the representations and warranties contained in such agreements are true and correct in all material respects, that each of the parties to such agreements will perform in all material respects all of the covenants and other obligations required to be performed by such party under such agreements and that the conditions precedent in such agreements are not and will not be waived, (ii) in the course of obtaining the necessary regulatory or third party approvals, consents and releases with respect to the

Merger, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on Aquesta, Buyer, the Merger or any related transactions, and (iii) the Merger and any related transactions will be consummated in accordance with the terms of the Agreement without any waiver, modification or amendment of any material term, condition or agreement thereof and in compliance with all applicable laws and other requirements. Finally, with your consent, we have relied upon the advice that Aquesta has received from its legal, accounting and tax advisors as to all legal, accounting and tax matters relating to the Merger and the other transactions contemplated by the Agreement. We express no opinion as to any such matters.
Our opinion is necessarily based on financial, regulatory, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof could materially affect this opinion. We have not undertaken to update, revise, reaffirm or withdraw this opinion or otherwise comment upon events occurring after the date hereof. We express no opinion as to the trading value of Aquesta Common Stock or Buyer Common Stock at any time or what the value of Buyer Common Stock will be once it is actually received by the holders of Aquesta Common Stock.
We have acted as Aquesta’s financial advisor in connection with the Merger and will receive a fee for our services, which fee is contingent upon consummation of the Merger. We will also receive a fee for rendering this opinion, which opinion fee will be credited in full towards the advisory fee which will become payable to Piper Sandler upon consummation of the Merger. Aquesta has also agreed to indemnify us against certain claims and liabilities arising out of our engagement and to reimburse us for certain of our out-of-pocket expenses incurred in connection with our engagement. Piper Sandler has not provided any other investment banking services to Aquesta in the two years preceding the date hereof, nor has Piper Sandler provided any investment banking services to Buyer in the two years preceding the date of this opinion. In the ordinary course of our business as a broker-dealer, we may purchase securities from and sell securities to Aquesta, Buyer and their respective affiliates. We may also actively trade the equity and debt securities of Aquesta, Buyer and their respective affiliates for our own account and for the accounts of our customers.
Our opinion is directed to the Board of Directors of Aquesta in connection with its consideration of the Agreement and the Merger and does not constitute a recommendation to any shareholder of Aquesta as to how any such shareholder should vote at any meeting of shareholders called to consider and vote upon the approval of the Agreement and the Merger. Our opinion is directed only as to the fairness, from a financial point of view, of the Merger Consideration to the holders of Aquesta Common Stock and does not address the underlying business decision of Aquesta to engage in the Merger, the form or structure of the Merger or any other transactions contemplated in the Agreement, the relative merits of the Merger as compared to any other alternative transactions or business strategies that might exist for Aquesta or the effect of any other transaction in which Aquesta might engage. We also do not express any opinion as to the fairness of the amount or nature of the compensation to be received in the Merger by any Aquesta officer, director or employee, or class of such persons, if any, relative to the amount of compensation to be received by any other shareholder. This opinion has been approved by Piper Sandler’s fairness opinion committee. This opinion may not be reproduced without Piper Sandler’s prior written consent; provided, however, Piper Sandler will provide its consent for the opinion to be included in any regulatory filings, including the Proxy Statement and the S-4, to be filed with the SEC and mailed to shareholders in connection with the Merger.
Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Merger Consideration is fair to the holders of Aquesta Common Stock from a financial point of view.
Very truly yours,

Annex C
RIGHTS OF DISSENTING OWNERS
NRS 92A.300   Definitions.   As used in NRS 92A.300 to 92A.500, inclusive, unless the context otherwise requires, the words and terms defined in NRS 92A.305 to 92A.335, inclusive, have the meanings ascribed to them in those sections.
NRS 92A.305   “Beneficial stockholder” defined.   “Beneficial stockholder” means a person who is a beneficial owner of shares held in a voting trust or by a nominee as the stockholder of record.
NRS 92A.310   “Corporate action” defined.   “Corporate action” means the action of a domestic corporation.
NRS 92A.315   “Dissenter” defined.   “Dissenter” means a stockholder who is entitled to dissent from a domestic corporation’s action under NRS 92A.380 and who exercises that right when and in the manner required by NRS 92A.400 to 92A.480, inclusive.
NRS 92A.320   “Fair value” defined.   “Fair value,” with respect to a dissenter’s shares, means the value of the shares determined:
1.   Immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable;
2.   Using customary and current valuation concepts and techniques generally employed for similar businesses in the context of the transaction requiring appraisal; and
3.   Without discounting for lack of marketability or minority status.
NRS 92A.325   “Stockholder” defined.   “Stockholder” means a stockholder of record or a beneficial stockholder of a domestic corporation.
NRS 92A.330   “Stockholder of record” defined.   “Stockholder of record” means the person in whose name shares are registered in the records of a domestic corporation or the beneficial owner of shares to the extent of the rights granted by a nominee’s certificate on file with the domestic corporation.
NRS 92A.335   “Subject corporation” defined.   “Subject corporation” means the domestic corporation which is the issuer of the shares held by a dissenter before the corporate action creating the dissenter’s rights becomes effective or the surviving or acquiring entity of that issuer after the corporate action becomes effective.
NRS 92A.340   Computation of interest.   Interest payable pursuant to NRS 92A.300 to 92A.500, inclusive, must be computed from the effective date of the action until the date of payment, at the rate of interest most recently established pursuant to NRS 99.040.
NRS 92A.350   Rights of dissenting partner of domestic limited partnership.   A partnership agreement of a domestic limited partnership or, unless otherwise provided in the partnership agreement, an agreement of merger or exchange, may provide that contractual rights with respect to the partnership interest of a dissenting general or limited partner of a domestic limited partnership are available for any class or group of partnership interests in connection with any merger or exchange in which the domestic limited partnership is a constituent entity.
NRS 92A.360   Rights of dissenting member of domestic limited-liability company.   The articles of organization or operating agreement of a domestic limited-liability company or, unless otherwise provided in the articles of organization or operating agreement, an agreement of merger or exchange, may provide that contractual rights with respect to the interest of a dissenting member are available in connection with any merger or exchange in which the domestic limited-liability company is a constituent entity.
NRS 92A.370   Rights of dissenting member of domestic nonprofit corporation.

1.   Except as otherwise provided in subsection 2, and unless otherwise provided in the articles or bylaws, any member of any constituent domestic nonprofit corporation who voted against the merger may, without prior notice, but within 30 days after the effective date of the merger, resign from membership and is thereby excused from all contractual obligations to the constituent or surviving corporations which did not occur before the member’s resignation and is thereby entitled to those rights, if any, which would have existed if there had been no merger and the membership had been terminated or the member had been expelled.
2.   Unless otherwise provided in its articles of incorporation or bylaws, no member of a domestic nonprofit corporation, including, but not limited to, a cooperative corporation, which supplies services described in chapter 704 of NRS to its members only, and no person who is a member of a domestic nonprofit corporation as a condition of or by reason of the ownership of an interest in real property, may resign and dissent pursuant to subsection 1.
NRS 92A.380   Right of stockholder to dissent from certain corporate actions and to obtain payment for shares.
1.   Except as otherwise provided in NRS 92A.370 and 92A.390 and subject to the limitation in paragraph (f), any stockholder is entitled to dissent from, and obtain payment of the fair value of the stockholder’s shares in the event of any of the following corporate actions:
(a)   Consummation of a plan of merger to which the domestic corporation is a constituent entity:
(1)   If approval by the stockholders is required for the merger by NRS 92A.120 to 92A.160, inclusive, or the articles of incorporation, regardless of whether the stockholder is entitled to vote on the plan of merger;
(2)   If the domestic corporation is a subsidiary and is merged with its parent pursuant to NRS 92A.180; or
(3)   If the domestic corporation is a constituent entity in a merger pursuant to NRS 92A.133.
(b)   Consummation of a plan of conversion to which the domestic corporation is a constituent entity as the corporation whose subject owner’s interests will be converted.
(c)   Consummation of a plan of exchange to which the domestic corporation is a constituent entity as the corporation whose subject owner’s interests will be acquired, if the stockholder’s shares are to be acquired in the plan of exchange.
(d)   Any corporate action taken pursuant to a vote of the stockholders to the extent that the articles of incorporation, bylaws or a resolution of the board of directors provides that voting or nonvoting stockholders are entitled to dissent and obtain payment for their shares.
(e)   Accordance of full voting rights to control shares, as defined in NRS 78.3784, only to the extent provided for pursuant to NRS 78.3793.
(f)   Any corporate action not described in this subsection pursuant to which the stockholder would be obligated, as a result of the corporate action, to accept money or scrip rather than receive a fraction of a share in exchange for the cancellation of all the stockholder’s outstanding shares, except where the stockholder would not be entitled to receive such payment pursuant to NRS 78.205, 78.2055 or 78.207. A dissent pursuant to this paragraph applies only to the fraction of a share, and the stockholder is entitled only to obtain payment of the fair value of the fraction of a share.
2.   A stockholder who is entitled to dissent and obtain payment pursuant to NRS 92A.300 to 92A.500, inclusive, must not challenge the corporate action creating the entitlement unless the action is unlawful or constitutes or is the result of actual fraud against the stockholder or the domestic corporation.
3.   Subject to the limitations in this subsection, from and after the effective date of any corporate action described in subsection 1, no stockholder who has exercised the right to dissent pursuant to NRS 92A.300 to 92A.500, inclusive, is entitled to vote his or her shares for any purpose or to receive payment of dividends or any other distributions on shares. This subsection does not apply to dividends or other distributions payable to stockholders on a date before the effective date of any corporate action from which the stockholder has dissented. If a stockholder exercises the right to dissent with respect to a corporate action described in paragraph (f) of subsection 1, the restrictions of this subsection apply only to the shares to be converted into a fraction of a share and the dividends and distributions to those shares.
NRS 92A.390   Limitations on right of dissent: Stockholders of certain classes or series; action of stockholders not required for plan of merger; shares of stock not issued and outstanding on date of first announcement of proposed action.
1.   There is no right of dissent pursuant to paragraph (a), (b), (c) or (f) of subsection 1 of NRS 92A.380 in favor of stockholders of any class or series which is:
(a)   A covered security under section 18(b)(1)(A) or (B) of the Securities Act of 1933, 15 U.S.C. § 77r(b)(1)(A) or (B), as amended;
(b)   Traded in an organized market and has at least 2,000 stockholders and a market value of at least $20,000,000, exclusive of the value of such shares held by the corporation’s subsidiaries, senior executives, directors and beneficial stockholders owning more than 10 percent of such shares; or
(c)   Issued by an open end management investment company registered with the Securities and Exchange Commission under the Investment Company Act of 1940, 15 U.S.C. §§ 80a-1 et seq., as amended, and which may be redeemed at the option of the holder at net asset value,
Ê unless the articles of incorporation of the corporation issuing the class or series or the resolution of the board of directors approving the plan of merger, conversion or exchange expressly provide otherwise.
2.   The applicability of subsection 1 must be determined as of:
(a)   The record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the corporate action requiring dissenter’s rights; or
(b)   The day before the effective date of such corporate action if there is no meeting of stockholders.
3.   Subsection 1 is not applicable and dissenter’s rights are available pursuant to NRS 92A.380 for the holders of any class or series of shares who are required by the terms of the corporate action to accept for such shares anything other than:
(a)   Cash;
(b)   Any security or other proprietary interest of any other entity, including, without limitation, shares, equity interests or contingent value rights, that satisfies the standards set forth in subsection 1 at the time the corporate action becomes effective; or
(c)   Any combination of paragraphs (a) and (b).
4.   There is no right of dissent for any holders of stock of the surviving domestic corporation if the plan of merger does not require action of the stockholders of the surviving domestic corporation under NRS 92A.130.
5.   There is no right of dissent for any holders of stock of the parent domestic corporation if the plan of merger does not require action of the stockholders of the parent domestic corporation under NRS 92A.180.
6.   There is no right of dissent with respect to any share of stock that was not issued and outstanding on the date of the first announcement to the news media or to the stockholders of the terms of the proposed action requiring dissenter’s rights.
NRS 92A.400   Limitations on right of dissent: Assertion as to portions only to shares registered to stockholder; assertion by beneficial stockholder.
1.   A stockholder of record may assert dissenter’s rights as to fewer than all of the shares registered in his or her name only if the stockholder of record dissents with respect to all shares of the class or series beneficially owned by any one person and notifies the subject corporation in writing of the name and address of each person on whose behalf the stockholder of record asserts dissenter’s rights. The rights of a partial dissenter under this subsection are determined as if the shares as to which the partial dissenter dissents and his or her other shares were registered in the names of different stockholders.
2.   A beneficial stockholder may assert dissenter’s rights as to shares held on his or her behalf only if the beneficial stockholder:
(a)   Submits to the subject corporation the written consent of the stockholder of record to the dissent not later than the time the beneficial stockholder asserts dissenter’s rights; and
(b)   Does so with respect to all shares of which he or she is the beneficial stockholder or over which he or she has power to direct the vote.
NRS 92A.410   Notification of stockholders regarding right of dissent.
1.   If a proposed corporate action creating dissenter’s rights is submitted to a vote at a stockholders’ meeting, the notice of the meeting must state that stockholders are, are not or may be entitled to assert dissenter’s rights under NRS 92A.300 to 92A.500, inclusive. If the domestic corporation concludes that dissenter’s rights are or may be available, a copy of NRS 92A.300 to 92A.500, inclusive, must accompany the meeting notice sent to those stockholders of record entitled to exercise dissenter’s rights.
2.   If the corporate action creating dissenter’s rights is taken by written consent of the stockholders or without a vote of the stockholders, the domestic corporation shall notify in writing all stockholders of record entitled to assert dissenter’s rights that the action was taken and send them the dissenter’s notice described in NRS 92A.430.
NRS 92A.420   Prerequisites to demand for payment for shares.
1.   If a proposed corporate action creating dissenter’s rights is submitted to a vote at a stockholders’ meeting, a stockholder who wishes to assert dissenter’s rights with respect to any class or series of shares:
(a)   Must deliver to the subject corporation, before the vote is taken, written notice of the stockholder’s intent to demand payment for his or her shares if the proposed action is effectuated; and
(b)   Must not vote, or cause or permit to be voted, any of his or her shares of such class or series in favor of the proposed action.
2.   If a proposed corporate action creating dissenter’s rights is taken by written consent of the stockholders, a stockholder who wishes to assert dissenter’s rights with respect to any class or series of shares must not consent to or approve the proposed corporate action with respect to such class or series.
3.   A stockholder who does not satisfy the requirements of subsection 1 or 2 and NRS 92A.400 is not entitled to payment for his or her shares under this chapter.
NRS 92A.430   Dissenter’s notice: Delivery to stockholders entitled to assert rights; contents.
1.   The subject corporation shall deliver a written dissenter’s notice to all stockholders of record entitled to assert dissenter’s rights in whole or in part, and any beneficial stockholder who has previously asserted dissenter’s rights pursuant to NRS 92A.400.
2.   The dissenter’s notice must be sent no later than 10 days after the effective date of the corporate action specified in NRS 92A.380, and must:
(a)   State where the demand for payment must be sent and where and when certificates, if any, for shares must be deposited;
(b)   Inform the holders of shares not represented by certificates to what extent the transfer of the shares will be restricted after the demand for payment is received;
(c)   Supply a form for demanding payment that includes the date of the first announcement to the news media or to the stockholders of the terms of the proposed action and requires that the person asserting dissenter’s rights certify whether or not the person acquired beneficial ownership of the shares before that date;
(d)   Set a date by which the subject corporation must receive the demand for payment, which may not be less than 30 nor more than 60 days after the date the notice is delivered and state that the stockholder shall be deemed to have waived the right to demand payment with respect to the shares unless the form is received by the subject corporation by such specified date; and
(e)   Be accompanied by a copy of NRS 92A.300 to 92A.500, inclusive.
NRS 92A.440   Demand for payment and deposit of certificates; loss of rights of stockholder; withdrawal from appraisal process.
1.   A stockholder who receives a dissenter’s notice pursuant to NRS 92A.430 and who wishes to exercise dissenter’s rights must:
(a)   Demand payment;
(b)   Certify whether the stockholder or the beneficial owner on whose behalf he or she is dissenting, as the case may be, acquired beneficial ownership of the shares before the date required to be set forth in the dissenter’s notice for this certification; and
(c)   Deposit the stockholder’s certificates, if any, in accordance with the terms of the notice.
2.   If a stockholder fails to make the certification required by paragraph (b) of subsection 1, the subject corporation may elect to treat the stockholder’s shares as after-acquired shares under NRS 92A.470.
3.   Once a stockholder deposits that stockholder’s certificates or, in the case of uncertified shares makes demand for payment, that stockholder loses all rights as a stockholder, unless the stockholder withdraws pursuant to subsection 4.
4.   A stockholder who has complied with subsection 1 may nevertheless decline to exercise dissenter’s rights and withdraw from the appraisal process by so notifying the subject corporation in writing by the date set forth in the dissenter’s notice pursuant to NRS 92A.430. A stockholder who fails to so withdraw from the appraisal process may not thereafter withdraw without the subject corporation’s written consent.
5.   The stockholder who does not demand payment or deposit his or her certificates where required, each by the date set forth in the dissenter’s notice, is not entitled to payment for his or her shares under this chapter.
NRS 92A.450   Uncertificated shares: Authority to restrict transfer after demand for payment.   The subject corporation may restrict the transfer of shares not represented by a certificate from the date the demand for their payment is received.
NRS 92A.460   Payment for shares: General requirements.
1.   Except as otherwise provided in NRS 92A.470, within 30 days after receipt of a demand for payment pursuant to NRS 92A.440, the subject corporation shall pay in cash to each dissenter who complied with NRS 92A.440 the amount the subject corporation estimates to be the fair value of the dissenter’s shares, plus accrued interest. The obligation of the subject corporation under this subsection may be enforced by the district court:
(a)   Of the county where the subject corporation’s principal office is located;
(b)   If the subject corporation’s principal office is not located in this State, in the county in which the corporation’s registered office is located; or
(c)   At the election of any dissenter residing or having its principal or registered office in this State, of the county where the dissenter resides or has its principal or registered office.
Ê The court shall dispose of the complaint promptly.

2.   The payment must be accompanied by:
(a)   The subject corporation’s balance sheet as of the end of a fiscal year ending not more than 16 months before the date of payment, a statement of income for that year, a statement of changes in the stockholders’ equity for that year or, where such financial statements are not reasonably available, then such reasonably equivalent financial information and the latest available quarterly financial statements, if any;
(b)   A statement of the subject corporation’s estimate of the fair value of the shares; and
(c)   A statement of the dissenter’s rights to demand payment under NRS 92A.480 and that if any such stockholder does not do so within the period specified, such stockholder shall be deemed to have accepted such payment in full satisfaction of the corporation’s obligations under this chapter.
NRS 92A.470   Withholding payment for shares acquired on or after date of dissenter’s notice: General requirements.
1.   A subject corporation may elect to withhold payment from a dissenter unless the dissenter was the beneficial owner of the shares before the date set forth in the dissenter’s notice as the first date of any announcement to the news media or to the stockholders of the terms of the proposed action.
2.    To the extent the subject corporation elects to withhold payment, within 30 days after receipt of a demand for payment pursuant to NRS 92A.440, the subject corporation shall notify the dissenters described in subsection 1:
(a)   Of the information required by paragraph (a) of subsection 2 of NRS 92A.460;
(b)   Of the subject corporation’s estimate of fair value pursuant to paragraph (b) of subsection 2 of NRS 92A.460;
(c)   That they may accept the subject corporation’s estimate of fair value, plus interest, in full satisfaction of their demands or demand appraisal under NRS 92A.480;
(d)   That those stockholders who wish to accept such an offer must so notify the subject corporation of their acceptance of the offer within 30 days after receipt of such offer; and
(e)   That those stockholders who do not satisfy the requirements for demanding appraisal under NRS 92A.480 shall be deemed to have accepted the subject corporation’s offer.
3.   Within 10 days after receiving the stockholder’s acceptance pursuant to subsection 2, the subject corporation shall pay in cash the amount offered under paragraph (b) of subsection 2 to each stockholder who agreed to accept the subject corporation’s offer in full satisfaction of the stockholder’s demand.
4.   Within 40 days after sending the notice described in subsection 2, the subject corporation shall pay in cash the amount offered under paragraph (b) of subsection 2 to each stockholder described in paragraph (e) of subsection 2.
NRS 92A.480   Dissenter’s estimate of fair value: Notification of subject corporation; demand for payment of estimate.
1.   A dissenter paid pursuant to NRS 92A.460 who is dissatisfied with the amount of the payment may notify the subject corporation in writing of the dissenter’s own estimate of the fair value of his or her shares and the amount of interest due, and demand payment of such estimate, less any payment pursuant to NRS 92A.460. A dissenter offered payment pursuant to NRS 92A.470 who is dissatisfied with the offer may reject the offer pursuant to NRS 92A.470 and demand payment of the fair value of his or her shares and interest due.
2.   A dissenter waives the right to demand payment pursuant to this section unless the dissenter notifies the subject corporation of his or her demand to be paid the dissenter’s stated estimate of fair value plus interest under subsection 1 in writing within 30 days after receiving the subject corporation’s payment or offer of payment under NRS 92A.460 or 92A.470 and is entitled only to the payment made or offered.

NRS 92A.490   Legal proceeding to determine fair value: Duties of subject corporation; powers of court; rights of dissenter.
1.   If a demand for payment pursuant to NRS 92A.480 remains unsettled, the subject corporation shall commence a proceeding within 60 days after receiving the demand and petition the court to determine the fair value of the shares and accrued interest. If the subject corporation does not commence the proceeding within the 60-day period, it shall pay each dissenter whose demand remains unsettled the amount demanded by each dissenter pursuant to NRS 92A.480 plus interest.
2.   A subject corporation shall commence the proceeding in the district court of the county where its principal office is located in this State. If the principal office of the subject corporation is not located in this State, the right to dissent arose from a merger, conversion or exchange and the principal office of the surviving entity, resulting entity or the entity whose shares were acquired, whichever is applicable, is located in this State, it shall commence the proceeding in the county where the principal office of the surviving entity, resulting entity or the entity whose shares were acquired is located. In all other cases, if the principal office of the subject corporation is not located in this State, the subject corporation shall commence the proceeding in the district court in the county in which the corporation’s registered office is located.
3.   The subject corporation shall make all dissenters, whether or not residents of Nevada, whose demands remain unsettled, parties to the proceeding as in an action against their shares. All parties must be served with a copy of the petition. Nonresidents may be served by registered or certified mail or by publication as provided by law.
4.   The jurisdiction of the court in which the proceeding is commenced under subsection 2 is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend a decision on the question of fair value. The appraisers have the powers described in the order appointing them, or any amendment thereto. The dissenters are entitled to the same discovery rights as parties in other civil proceedings.
5.   Each dissenter who is made a party to the proceeding is entitled to a judgment:
(a)   For the amount, if any, by which the court finds the fair value of the dissenter’s shares, plus interest, exceeds the amount paid by the subject corporation; or
(b)   For the fair value, plus accrued interest, of the dissenter’s after-acquired shares for which the subject corporation elected to withhold payment pursuant to NRS 92A.470.
NRS 92A.500   Assessment of costs and fees in certain legal proceedings.
1.   The court in a proceeding to determine fair value shall determine all of the costs of the proceeding, including the reasonable compensation and expenses of any appraisers appointed by the court. The court shall assess the costs against the subject corporation, except that the court may assess costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters acted arbitrarily, vexatiously or not in good faith in demanding payment.
2.   The court may also assess the fees and expenses of the counsel and experts for the respective parties, in amounts the court finds equitable:
(a)   Against the subject corporation and in favor of all dissenters if the court finds the subject corporation did not substantially comply with the requirements of NRS 92A.300 to 92A.500, inclusive; or
(b)   Against either the subject corporation or a dissenter in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously or not in good faith with respect to the rights provided by NRS 92A.300 to 92A.500, inclusive.
3.   If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the subject corporation, the court may award to those counsel reasonable fees to be paid out of the amounts awarded to the dissenters who were benefited.

4.   In a proceeding commenced pursuant to NRS 92A.460, the court may assess the costs against the subject corporation, except that the court may assess costs against all or some of the dissenters who are parties to the proceeding, in amounts the court finds equitable, to the extent the court finds that such parties did not act in good faith in instituting the proceeding.
5.   To the extent the subject corporation fails to make a required payment pursuant to NRS 92A.460, 92A.470 or 92A.480, the dissenter may bring a cause of action directly for the amount owed and, to the extent the dissenter prevails, is entitled to recover all expenses of the suit.
6.   This section does not preclude any party in a proceeding commenced pursuant to NRS 92A.460 or 92A.490 from applying the provisions of NRS 17.117 or N.R.C.P. 68.

Annex D
Consolidated Financial Statements
December 31, 2020 and 2019
(with Independent Auditor’s Report thereon)

Independent Auditor’s Report
To the Board of Directors and Stockholders
Aquesta Financial Holdings, Inc.
Cornelius, North Carolina
Opinion on the Financial Statements
We have audited the accompanying consolidated financial statements of Aquesta Financial Holdings, Inc. and its subsidiary (the “Company”), which comprise the consolidated balance sheets as of December 31, 2020 and 2019 and the related consolidated statements of earnings, comprehensive income, changes in stockholders’ equity and cash flows for the years then ended, and the related notes to the consolidated financial statements (collectively, the “financial statements”).
Management’s Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.
Auditor’s Responsibility
Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.
An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.
We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.
Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Aquesta Financial Holdings, Inc. and its subsidiary as of December 31, 2020 and 2019, and the results of their operations and their cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.
April 29, 2021
Atlanta, Georgia

AQUESTA FINANCIAL HOLDINGS, INC. AND SUBSIDIARY
Consolidated Balance Sheets
December 31, 2020 and 2019
	2020	2019
Assets
Cash and cash equivalents	$37,146,868	19,456,627
Investment securities available-for-sale	52,534,658	56,687,947
Other investments	1,678,300	2,386,000
Loans	556,960,895	415,070,729
Allowance for loan losses	(5,319,214)	(3,867,729)
Deferred loan fees/costs	(2,009,766)	93,654
Loans, net of deferred loan fees/costs and allowance for loan losses	549,631,915	411,296,654
Premises and equipment, net	17,529,844	17,595,173
Intangible assets, net	22,893	28,419
Bank owned life insurance	12,324,801	6,168,164
Accrued interest receivable	3,384,965	1,207,206
Other assets	5,913,813	8,183,932
Total assets	$680,168,057	523,010,122
Liabilities and Stockholders’ Equity
Liabilities:
Deposits:
Non-interest bearing demand	$186,373,287	136,800,283
NOW	68,131,639	56,357,484
Money market and savings	239,841,265	180,399,462
Time deposits	63,622,517	46,413,199
Total deposits	557,968,708	419,970,428
Federal Home Loan Bank advances	28,400,000	46,400,000
Other borrowed funds	30,542,500	140,150
Accrued interest payable	61,551	107,507
Other liabilities	4,646,637	3,025,073
Total liabilities	621,619,396	469,643,158
Commitments and contingencies
Stockholders’ equity:
Preferred stock, no par value; 1,000,000 shares authorized; 11,834 and 10,084 shares issued and outstanding, respectively	13,609,100	11,596,600
Common stock, $.01 par value; 10,000,000 shares authorized; 4,289,805 and 4,442,185 shares issued and outstanding, respectively	42,897	44,421
Additional paid-in capital	27,015,345	28,899,648
Unearned compensation	(383,962)	(273,960)
Retained earnings	18,729,832	14,234,972
Accumulated other comprehensive loss	(458,551)	(1,134,717)
Total stockholders’ equity	58,548,661	53,366,964
Total liabilities and stockholders’ equity	$680,168,057	523,010,122
See accompanying notes to consolidated financial statements.

AQUESTA FINANCIAL HOLDINGS, INC. AND SUBSIDIARY
Consolidated Statements of Earnings
For the Years Ended December 31, 2020 and 2019
	2020	2019
Interest income:
Loans, including fees	$23,396,636	20,941,845
Investment securities
Taxable	770,093	1,309,293
Tax-exempt	1,134	6,721
Deposits in other banks and federal funds sold	140,054	304,599
Total interest income	24,307,917	22,562,458
Interest expense:
Money market, NOW and savings deposits	2,373,647	2,988,655
Time deposits	935,129	1,149,621
Federal Home Loan Bank advances	1,140,066	1,783,519
Other borrowed funds	80,326	35,813
Total interest expense	4,529,168	5,957,618
Net interest income	19,778,749	16,604,840
Provision for loan losses	1,951,800	340,000
Net interest income after provision for loan losses	17,826,949	16,264,840
Noninterest income:
Service charges on deposit accounts	1,001,542	937,320
Gain (loss) on sale of securities, net	252,446	(49,697)
SBA loan sale income	995,962	1,181,484
Mortgage broker fees	239,536	189,142
Other income	348,240	589,032
Total noninterest income	2,837,726	2,847,281
Noninterest expense:
Salaries and employee benefits	7,669,292	8,481,869
Occupancy	1,528,562	1,376,648
Net gain on sales and write-downs of other real estate owned	(12,920)	(18,622)
Advertising and promotion	229,172	211,221
Professional fees	960,885	744,369
Other operating	3,471,964	2,934,268
Total noninterest expense	13,846,955	13,729,753
Earnings before income taxes	6,817,720	5,382,368
Income tax expense	1,555,216	1,028,972
Net earnings	$5,262,504	4,353,396
Earnings per share – Basic	$0.96	0.82
Earnings per share – Diluted	$0.91	0.77
Weighted average shares outstanding – Basic	5,470,697	5,302,640
Weighted average shares outstanding – Diluted	5,763,633	5,630,070
See accompanying notes to consolidated financial statements.

AQUESTA FINANCIAL HOLDINGS, INC. AND SUBSIDIARY
Consolidated Statements of Comprehensive Income
For the Years Ended December 31, 2020 and 2019
	2020	2019
Net earnings	$5,262,504	4,353,396
Other comprehensive income:
Unrealized holding gain on investment securities available-for- sale	1,192,148	2,315,752
Tax effect	(269,426)	(523,360)
Reclassification of (gain) loss recognized in net earnings	(252,446)	49,697
Tax effect	57,053	(11,231)
Unrealized holding (loss) on derivatives	(66,434)	(435,934)
Tax effect	15,271	98,679
Other comprehensive income	676,166	1,493,603
Comprehensive income	$5,938,670	5,846,999
See accompanying notes to consolidated financial statements.

AQUESTA FINANCIAL HOLDINGS, INC. AND SUBSIDIARY
Consolidated Statements of Changes in Stockholders’ Equity
For the Years Ended December 31, 2020 and 2019
	Preferred Stock		Common Stock		Additional Paid-in Capital	Unearned Compensation	Retained Earnings	Accumulated Other Comprehensive Loss	Total
	Shares	Amount	Shares	Amount
Balance December 31, 2018	—	—	4,039,485	$40,394	25,909,960	(285,444)	10,367,810	(2,628,320)	33,404,400
Dividends on common and preferred stock – $.11 per share	—	—	—	—	—	—	(486,234)	—	(486,234)
Exercise of stock options/warrants	—	—	85,150	852	331,871	—	—	—	332,723
Restricted stock grant	—	—	23,200	232	249,411	(249,643)	—	—	—
Restricted stock forfeiture	—	—	(15,650)	(157)	(161,970)	162,127	—	—	—
Equity compensation expense	—	—	—	—	(70,000)	99,000	—	—	29,000
Net earnings	—	—	—	—	—	—	4,353,396	—	4,353,396
Other comprehensive income	—	—	—	—	—	—	—	1,493,603	1,493,603
Capital raise common shares, net of issuance costs of $918,304	—	—	310,000	3,100	2,640,376	—	—	—	2,643,476
Capital raise preferred shares	10,084	11,596,600	—	—		—	—	—	11,596,600
Balance December 31, 2019	10,084	$11,596,600	4,442,185	$44,421	28,899,648	(273,960)	14,234,972	(1,134,717)	53,366,964
Dividends on common and preferred stock – $.12 per share	—	—	—	—	—	—	(767,644)	—	(767,644)
Exercise of stock options/warrants	—	—	682	7	4,509	—	—	—	4,516
Restricted stock grant	—	—	23,000	230	257,600	(257,830)	—	—	—
Restricted stock forfeiture	—	—	(1,062)	(11)	(9,817)	9,828	—	—	—
Equity compensation expense	—	—	—	—	(125,845)	132,000	—	—	6,155
Net earnings	—	—	—	—	—	—	5,262,504	—	5,262,504
Other comprehensive income	—	—	—	—	—	—	—	676,166	676,166
Conversion of common stock to preferred	1,750	2,012,500	(175,000)	(1,750)	(2,010,750)	—	—	—	—
Balance December 31, 2020	11,834	$13,609,100	4,289,805	$42,897	27,015,345	(389,962)	18,729,832	(458,551)	58,548,661
See accompanying notes to consolidated financial statements.

AQUESTA FINANCIAL HOLDINGS, INC. AND SUBSIDIARY
Consolidated Statements of Cash Flows
For the Years Ended December 31, 2020 and 2019
	2020	2019
Cash flows from operating activities:
Net earnings	$5,262,504	4,353,396
Adjustments to reconcile net earnings to net cash (used in) provided by operating activities:
Depreciation, amortization and accretion	1,179,969	980,978
Amortization of intangible assets	5,526	5,526
Provision for loan losses	1,951,800	340,000
Deferred income tax benefit	(468,782)	(249,286)
Equity compensation expense	6,155	29,000
(Gain) loss on sale of securities	(252,446)	49,697
Loss on sale of premises and equipment	—	17,132
(Gain) on sales of other real estate owned	(12,920)	(18,622)
Increase in cash surrender value of life insurance	(156,637)	(139,629)
Change in:
Accrued interest receivable	(2,177,759)	(95,142)
SBA loan sales receivable	(1,864,458)	(6,841,995)
Other assets	4,714,688	1,022,119
Accrued interest payable	(45,956)	21,173
Other liabilities	1,570,401	186,279
Net cash provided (used in) by operating activities	9,712,085	(399,374)
Cash flows from investing activities:
Proceeds from maturities/calls/paydowns of investment securities available-for-sale	21,284,251	9,002,116
Proceeds from sales of investment securities available-for-sale	20,221,869	1,797,930
Purchases of investment securities available-for-sale	(36,526,889)	(13,867,504)
Change in loans, net	(141,224,337)	(46,236,846)
Proceeds from the sale of other real estate owned	569,440	150,000
Proceeds from sale of premises and equipment	—	54,178
Purchases of premises and equipment	(691,380)	(2,360,774)
Proceeds from sale of other investments	707,700	2,288,500
Purchase of bank owned life insurance	(6,000,000)	—
Proceeds from death benefits from life insurance	—	181,821
Net cash used in investing activities	(141,659,346)	(48,990,579)
Cash flows from financing activities:
Change in deposits, net	137,998,280	99,766,750
Dividends on common stock	(767,644)	(486,234)
Exercise of stock options	4,516	332,723
Proceeds from Capital Raise	—	15,158,380
Capital Raise offering costs	—	(918,304)
Proceeds from other borrowings	41,777,016	27,226,074
Payment of other borrowings	(11,374,666)	(28,898,934)
Net change in federal funds purchased	—	(237,000)
Proceeds from Federal Home Loan Bank advances	67,526,172	97,800,250
Payments of Federal Home Loan Bank advances	(85,526,172)	(152,800,250)
Net cash provided by financing activities	149,637,502	56,943,455
Net change in cash and cash equivalents	17,690,241	7,613,502
Cash and cash equivalents at beginning of the year	19,456,627	11,843,125
Cash and cash equivalents at end of the year	$37,146,868	19,456,627
Supplemental information on cash payments:
Interest paid	$4,575,124	5,936,445
Taxes paid	$449,735	1,714,273
Supplemental information of non-cash transactions:
Change in unrealized (loss) on derivatives, net of tax	$(94,389)	(337,255)
Change in unrealized loss on available-for-sale investments, net of tax	$770,555	1,830,858
Loans transferred to other real estate owned	$937,276	131,378
Cashless exercise of stock options	$—	203
See accompanying notes to consolidated financial statements.

AQUESTA FINANCIAL HOLDINGS, INC. AND SUBSIDIARY
Notes to Consolidated Financial Statements
(1)
Organization and Operations

Aquesta Bank (the “Bank”) was incorporated on June 12, 2006 and began banking operations on August 1, 2006. The Bank is engaged in commercial banking in the Charlotte region of North Carolina, principally Mecklenburg County and has nine banking branches. The Bank operates under the banking laws of North Carolina and the rules and regulations of the Federal Deposit Insurance Corporation and the North Carolina Commissioner of Banks. The Bank undergoes periodic examinations by those regulatory authorities. Aquesta Financial Holdings, Inc. (the “Company”) was incorporated on August 8, 2013 for the purpose of becoming a financial holding company. On June 29, 2018, the Company sold its subsidiary, Aquesta Insurance Services, Inc. (“Aquesta Insurance Services”). Aquesta Insurance Services offered property, casualty and health insurance products through its three insurance agency branches in North Carolina and one insurance branch in South Carolina. As a result of the sale, Aquesta Financial Holdings, Inc. is no longer a financial holding company.
(2)
Summary of Significant Accounting Policies

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for loan losses, valuation of investment securities and deferred taxes.
Principles of Consolidation
The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.
Cash and Cash Equivalents
For the purpose of presentation in the statement of cash flows, cash and cash equivalents include amounts from cash, due from banks, interest-bearing deposits in banks and federal funds sold. Federal funds are generally sold for one-day periods and interest bearing deposits in banks are available on demand. A portion of cash on hand and on deposit with the Federal Reserve Bank was required to meet regulatory reserve requirements.However, effective March 26, 2020, the Federal Reserve’s board of directors approved reducing the required reserve requirement ratios to zero percent, effectively eliminating the requirement to maintain reserve balances in cash or on deposit with the Federal Reserve Bank. This reduction in the required reserves does not have a defined timeframe and may be revised by the Federal Reserve’s board in the future. Accordingly, as of December 31, 2020 the Bank had no regulatory reserve requirement with the Federal Reserve Bank. As of December 31, 2019 the Bank’s regulatory reserve requirement was $4,323,000.
Investment Securities
Available-for-sale securities are reported at fair value and consist of debt instruments that are not classified as trading securities nor as held-to-maturity securities. Trading securities are both debt and equity securities which an entity intends to sell in the short term for a profit. Trading securities are reported at fair value. Held-to-maturity securities are reported at amortized cost and consist of debt securities and are not available-for-sale or trading. Unrealized holding gains and losses, net of applicable deferred income tax, on available-for-sale securities are reported as a net amount in other comprehensive income. Gains and losses on the sale of available-for-sale securities are determined using the specific-identification method. Declines in the fair value of individual available-for-sale securities below their cost that are other than

AQUESTA FINANCIAL HOLDINGS, INC. AND SUBSIDIARY
Notes to Consolidated Financial Statements
(2)
Summary of Significant Accounting Policies (continued)

temporary would result in write-downs of the individual securities to their fair value. Such write-downs would be included in earnings as realized losses. Premiums and discounts are recognized in interest income using the interest method over the period to maturity.
Other Investments
Other investments include Federal Home Loan Bank (FHLB) stock equity securities which is without a readily determinable fair value. The Company has elected to account for equity securities without readily determinable fair values using the alternative measurement method. Under this method, these securities are carried at cost, minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment. The Company is required to hold FHLB stock as a member of the FHLB, and transfer of the stock is substantially restricted. The FHLB stock is pledged as collateral for outstanding FHLB advances. FHLB stock is evaluated for impairment on an annual basis.
Transfers of Financial Assets
The Company originates Small Business Administration (“SBA”) loans for sale to governmental agencies and institutional investors. Loans held-for-sale are carried at the lower of aggregate cost or market value. The amount, if any, by which cost exceeds market value is accounted for as a valuation allowance. Changes in the valuation allowance are included in the determination of net earnings of the period in which the change occurs.
Transfers of financial assets are accounted for as sales, when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Bank — put presumptively beyond the reach of the transferor and its creditors, even in bankruptcy or other receivership, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and
(3) the Bank does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity or the ability to unilaterally cause the holder to return specific assets.
Loans
Loans that management has the intent and ability to hold for the foreseeable future or until maturity are reported at their outstanding principal balance adjusted for any charge-offs, the allowance for loan losses, and any deferred fees or costs on originated loans and unamortized premiums or discounts on purchased loans. Loan origination fees and costs are capitalized and recognized as an adjustment of the yield of the related loan. The accrual of interest on impaired loans is discontinued when, in management’s opinion, the borrower may be unable to meet payments as they become due. When interest accrual is discontinued, all unpaid accrued interest is reversed unless the collateral for the loan is sufficient to cover the accrued interest. Interest income is subsequently recognized only to the extent cash payments are received.
Troubled Debt Restructurings
The Company identifies loans for potential restructuring on a loan-by-loan basis using a variety of sources which may include, but are not limited to any one or a combination of the following: being approached or contacted by the borrower to modify loan terms; review of the borrower’s financial statements indicates the borrower may be experiencing financial difficulties; past due payment reports; loans extending past their stated maturity dates; and nonaccrual loan reports. Not all loan modifications constitute troubled debt restructurings (“TDRs”). Identifying whether a loan restructuring is a TDR is based upon individual facts and circumstances and requires the use of judgment on a loan-by-loan basis. The Company must first determine if the borrower is experiencing financial difficulty. A restructuring constitutes a TDR if for economic or legal reasons related to an individual borrower’s financial condition the Company grants a

AQUESTA FINANCIAL HOLDINGS, INC. AND SUBSIDIARY
Notes to Consolidated Financial Statements
(2)
Summary of Significant Accounting Policies (continued)

concession to the borrower that would not otherwise be considered. A restructuring that results in only a delay in payment that is insignificant is not a concession.
Allowance for Loan Losses
The provision for loan losses is based upon management’s estimate of the amount needed to maintain the allowance for loan losses at an adequate level. In making the evaluation of the adequacy of the allowance for loan losses, management gives consideration to current economic conditions, statutory examinations of the loan portfolio by regulatory agencies, delinquency information and management’s internal review of the loan portfolio. Loans are considered impaired when it is probable that all amounts due under the contractual terms of the loan will not be collected. The measurement of impaired loans is generally based on the present value of expected future cash flows discounted at the historical effective interest rate, or upon the fair value of the collateral if the loan is collateral dependent. If the recorded investment in the loan exceeds the measure of fair value, a valuation allowance is established as a component of the allowance for loan losses. While management uses the best information available to make evaluations, future adjustments to the allowance may be necessary if conditions differ substantially from the assumptions used in making the evaluations. In addition, regulatory examiners may require the Company to recognize changes to the allowance for loan losses based on their judgments about information available to them at the time of their examination.
The allowance consists of specific and general components. The general component covers loans that are collectively evaluated for impairment. Large groups of smaller balance homogeneous loans, such as consumer and residential real estate loans, are collectively evaluated for impairment, and accordingly, they are not included in the separately identified impairment disclosures. The general allowance component also includes loans that are not individually identified for impairment evaluation, such as commercial loans below the individual evaluation threshold, as well as those loans that are individually evaluated but are not considered impaired.
The general reserves are determined based on consideration of historic loss data and the various risk characteristics of each loan segment. Risk characteristics relevant to each portfolio segment are as follows:
•
1-4 Family Residential — Loans in this segment are affected by the local residential real estate market, the local economy, and for variable rate mortgages movement in the indices tied to these loans. These loans are dependent on the credit quality of the individual borrower. Appraisals are obtained to support the loan amount. Financial information is obtained from the borrowers and/or the individual project to evaluate cash flow sufficiency to service debt at the time of origination. The Company generally does not originate loans with a loan-to-value ratio greater than 90% and does not grant subprime loans.

•
Multi-family and Commercial — Loans in this segment are owner occupied business properties and non-owner occupied business income-producing properties. The underlying cash flows generated by the properties and the businesses occupying the properties are adversely impacted by a downturn in the economy as evidenced by increased vacancy rates and decreased owner cash flows, which in turn, will have an effect on the credit quality in this segment. Management monitors the cash flows of these borrowers.

•
Construction — Loans in this segment primarily include real estate development loans for which payment is derived from sale of the property as well as construction projects in which the property will ultimately be used by the borrower. Credit risk is affected by cost overruns, time to sell at an adequate price, and market conditions.

•
Home Equity Lines of Credit — Loans in this segment primarily include revolving, open-ended lines of credit secured by 1-4 family residential properties. These loans are dependent on the credit quality of the individual borrower. Appraisals are obtained to support the loan amount. Financial information is obtained from the borrowers and/or the individual project to evaluate cash flow

AQUESTA FINANCIAL HOLDINGS, INC. AND SUBSIDIARY
Notes to Consolidated Financial Statements
(2)
Summary of Significant Accounting Policies (continued)

sufficiency to service debt at the time of origination. The Company generally does not originate loans with a loan-to-value ratio greater than 90% and does not grant subprime loans.
The general reserves are determined based on consideration of historic loss data and the various risk characteristics of each loan segment. Risk characteristics relevant to each portfolio segment are as follows:
•
Commercial and Industrial Loans — Loans in this segment are made to businesses and are generally secured by assets of the business. Repayment is expected from the cash flows of the business. A weakened economy, and resultant decreased consumer spending, will have an effect on the credit quality in this segment.

•
Loans to Individuals — Loans in this segment are to individuals for household, family, and personal expenditures and are secured by something other than real estate. These loans are dependent on the credit quality of the individual borrower. Financial information is obtained from the borrowers to evaluate cash flow sufficiency to service debt at the time of origination.

•
Overdrafts — These loans occur when the Bank honors a check or draft drawn against a deposit account when insufficient funds are on deposit and there is no advance contractual agreement to honor the check or draft. When a contractual agreement has been made in advance to allow such credit extensions, overdrafts are referred to as planned or prearranged. In either scenario the customer is generally charged an overdraft fee. Additionally, Management closely monitors accounts with multiple or consistent overdrafts.

Premises and Equipment
Land is stated at cost. Premises and equipment are stated at cost less accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets. Estimated useful lives are 40 years for buildings, 5 to 10 years for furniture, fixtures and equipment, and 5 years for computers and related equipment. Leasehold improvements are amortized over the terms of the respective leases or the estimated useful lives of the improvements, whichever is shorter. Repairs and maintenance costs are charged to operations as incurred and additions and improvements to premises and equipment are capitalized. Upon sale or retirement, the cost and related accumulated depreciation are removed from the accounts and any gains or losses are reflected in current operations.
Leases
Effective January 1, 2020, the Company adopted ASU 2016-02, Leases (Topic 842), using the modified retrospective approach and utilizing the effective date as its date of initial application. As a result, prior periods are presented in accordance with the previous guidance in ASC 840, Leases (“ASC 840”).
At the inception of an arrangement, the Company determines whether the arrangement is or contains a lease based on the unique facts and circumstances present in the arrangement. Leases with a term greater than one year are recognized on the balance sheet as a right-of-use (ROU) assets and as short-term and long-term lease liabilities, as applicable. The Company does not have any financing leases.
Operating lease liabilities and their corresponding right-of-use assets are initially recorded based on the present value of lease payments over the expected remaining lease term. The interest rate implicit in lease contracts is typically not readily determinable. As a result, the Company utilizes its incremental borrowing rate to discount lease payments, which reflects the fixed rate at which the Company believes it can reasonably borrow.
Other Real Estate Owned
Real estate acquired through, or in lieu of, loan foreclosure is initially recorded at fair value of the property less estimated costs to sell at the date of foreclosure. After foreclosure, management periodically

AQUESTA FINANCIAL HOLDINGS, INC. AND SUBSIDIARY
Notes to Consolidated Financial Statements
(2)
Summary of Significant Accounting Policies (continued)

performs valuations of the property and the real estate is carried at the lower of cost or fair value minus estimated cost to sell. Revenue and expenses from operations and changes in the valuation allowance are included in other noninterest expense.
Income Taxes
The Company does not anticipate any increase or decrease in unrecognized tax benefits during the next twelve months that would result in a material change to its financial position. The Company includes interest and penalties, if any, in the consolidated financial statements as a component of income tax expense. No interest or penalties are included in the Company’s income tax expense for the years ended December 31, 2020 and 2019.
The Company has determined that it has no uncertain income tax positions as of December 31, 2020. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. Deferred tax assets are also recognized for operating loss carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which the temporary differences are expected to be recovered or settled. Deferred tax assets are reduced by a valuation allowance if it is more likely than not that the tax benefits will not be realized.
Derivative Instruments and Hedging Activities
The Company’s interest rate risk management strategy incorporates the use of derivative instruments to minimize fluctuations in net earnings that are caused by interest rate volatility. The Company’s goal is to manage interest rate sensitivity by modifying the repricing or maturity characteristics of certain balance sheet assets and liabilities so that net interest income is not, on a material basis, adversely affected by movements in interest rates. The Company views this strategy as a prudent management of interest rate risk, such that net earnings is not exposed to undue risk presented by changes in interest rates.
In carrying out this part of its interest rate risk management strategy, the Company uses interest rate derivative contracts. The primary type of derivative contract used by the Company to manage interest rate risk is interest rate swaps. Interest rate swaps generally involve the exchange of fixed and variable rate interest payments between two parties, based on a common notional principal amount and maturity date. The Company also utilizes interest rate caps which limit the Company’s interest expense exposure to a maximum rate on a notional principal amount.
The Company classifies its derivative financial instruments as either (1) a hedge of an exposure to changes in the fair value of a recorded asset or liability (“fair value hedge”), (2) a hedge of an exposure to changes in the cash flows of a recognized asset, liability or forecasted transaction (“cash flow hedge”), or
(3) derivatives not designated as accounting hedges. Changes in the fair value of derivatives not designated as hedges are recognized in current period earnings. Derivatives are reflected as gross assets and liabilities on the consolidated balance sheet.
The Company uses the long-haul method to assess hedge effectiveness. The Company documents, both at inception and over the life of the hedge, at least quarterly, its analysis of actual and expected hedge effectiveness. This analysis includes techniques such as regression analysis and hypothetical derivatives to demonstrate that the hedge has been, and is expected to be, highly effective in offsetting corresponding changes in the fair value or the cash flows of the hedged item. For a qualifying fair value hedge, changes in the value of derivatives that have been highly effective as hedges are recognized in current period earnings along with the corresponding changes in the fair value of the designated hedged item attributable to the risk being hedged. For a qualifying cash flow hedge, the portion of changes in the fair value of the derivatives that have been highly effective are recognized in other comprehensive income until the related cash flows from the hedged item are recognized in earnings.

AQUESTA FINANCIAL HOLDINGS, INC. AND SUBSIDIARY
Notes to Consolidated Financial Statements
(2)
Summary of Significant Accounting Policies (continued)

For fair value hedges and cash flow hedges, ineffectiveness is recognized in the same income statement line as interest accruals on the hedged item to the extent that changes in the value of the derivative instruments do not perfectly offset changes in the value of the hedged items. If the hedge ceases to be highly effective, the Company discontinues hedge accounting and recognizes the changes in fair value in current period earnings. If a derivative that qualifies as a fair value or cash flow hedge is terminated or the designation removed, the realized or then unrealized gain or loss is recognized into income over the life of the hedged item (fair value hedge) or over the time when the hedged item was forecasted to impact earnings (cash flow hedge).
Immediate recognition in earnings is required upon sale or extinguishment of the hedged item (fair value hedge) or if it is probable that the hedged cash flows will not occur (cash flow hedge).
By using derivative instruments, the Company is exposed to credit and market risk. If the counterparty fails to perform, credit risk is represented by the fair value gain in a derivative. When the fair value of a derivative contract is positive, this situation generally indicates that the counterparty is obligated to pay the Company, and, therefore, creates a repayment risk for the Company. When the fair value of a derivative contract is negative, the Company is obligated to pay the counterparty and, therefore, has no repayment risk. The Company minimizes the credit risk in derivative instruments by entering into transactions with high-quality counterparties that are reviewed periodically by the Company.
Per Share Results
Basic earnings per share represents earnings available to common stockholders divided by the weighted-average number of common shares outstanding during the year. For the years ended December 31, 2020 and 2019, 301,822 and 327,430 options and warrants, respectively, were dilutive and were included in the calculation of the diluted earnings per share.
Stock Compensation Plans
Accounting standards require recognition of the cost of employee services received in exchange for an award of equity instruments in the consolidated financial statements over the period the employee is required to perform the services in exchange for the award (presumptively the vesting period). These standards also require measurement of the cost of employee services received in exchange for an award based on the grant-date fair value of the award.
Comprehensive Income
The Company reports as comprehensive income all changes in stockholders’ equity during the year from sources other than stockholders. Other comprehensive income refers to all components (revenues, expenses, gains, and losses) of comprehensive income that are excluded from net earnings.
The Company’s only components of other comprehensive income are unrealized gains and losses on investment securities available-for-sale and unrealized gains and losses on derivatives, net of related income tax effects. Realized gains and losses on securities available-for-sale and realized gains and losses on derivatives, are recognized on the income statement as part of noninterest income.
Revenue Recognition
As of January 1, 2019, the Company adopted Accounting Standards Update (“ASU”) 2014-09, Revenue from Contracts with Customers (Topic 606), using the modified retrospective method. Disclosures of revenue from contracts with customers for periods beginning after January 1, 2019 are presented under ASC Topic 606 and have not materially changed from the prior year amounts. This update prescribes the process related to the recognition of revenue to depict the transfer of promised goods or services to customers

AQUESTA FINANCIAL HOLDINGS, INC. AND SUBSIDIARY
Notes to Consolidated Financial Statements
(2)
Summary of Significant Accounting Policies (continued)

in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASU 2014-09 excludes revenue streams relating to loans and investment securities, which are the major source of revenue for the Company, from its scope. As a result, the adoption of the guidance had no material impact on the measurement or recognition of revenue. Consistent with this guidance, the Company recognizes noninterest income within the scope of this guidance as services are transferred to its customers in an amount that reflects the consideration it expects to be entitled to in exchange for those services. Other types of revenue contracts, the income from which is included in non-interest income, that are within the scope of ASU 2014-09 are:
Service charges on deposit accounts: The deposit contract obligates the Company to serve as a custodian of the customer’s deposited funds and is generally terminable at will by either party. The contract permits the customer to access the funds on deposit and request additional services for which the Company earns a fee, including NSF and analysis charges, related to the deposit account. Income for deposit accounts is recognized over the statement cycle period (typically on a monthly basis) or at the time the service is provided, if additional services are requested.
Other non-interest income: Other non-interest income includes several items, such as check cashing fees, broker fees, and safe deposit box rental fees. This income is generally recognized at the time the service is provided and/or the income is earned.
Net gain (loss) on sales of other real estate: The Company records a gain or loss from the sale of other real estate when control of the property transfers to the buyer, which generally occurs at the time of an executed deed and transfer of control is completed. When the Company finances the sale to the buyer, the Company assesses whether the buyer is committed to perform their obligations under the contract and whether the Company expects to collect substantially all of the transaction price. Once these criteria are met, the asset is derecognized and the gain or loss on the sale is recognized. In determining the gain or loss on the sale, the Company adjusts the transaction price and related gain (loss) on sale if the financing does not include market terms.
(3)
Investment Securities

The amortized cost and estimated fair value of securities available-for-sale, with gross unrealized gains and losses, at December 31, 2020 and 2019 are as follows:
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
December 31, 2020:
U.S. government agency securities	$2,950,948	118,954	—	3,069,902
Mortgage-backed securities	44,932,628	709,191	9,176	45,632,643
Corporate shares	—	—	—	—
Municipal bonds	3,856,863	30	24,780	3,832,113
Total	$51,740,439	828,175	33,956	52,534,658

AQUESTA FINANCIAL HOLDINGS, INC. AND SUBSIDIARY
Notes to Consolidated Financial Statements
(3)
Investment Securities (continued)

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
December 31, 2019:
U.S. government agency securities	$9,058,632	240	45,798	9,013,074
Mortgage-backed securities	47,274,798	184,695	236,163	47,223,330
Corporate shares	500,000	—	48,457	451,543
Municipal bonds	—	—	—	—
Total	$56,833,430	184,935	330,418	56,687,947
The amortized cost and estimated fair value of investment securities at December 31, 2020, by contractual maturity are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without prepayment penalties.
	Amortized Cost	Estimated Fair Value
Due in one year or less	$—	—
Due after one year through five years	—	—
Due after five years through ten years	951,163	973,413
After ten years	5,856,648	5,928,602
Mortgage-backed securities	44,932,628	45,632,643
	$51,740,439	52,534,658
The composition of the investment securities with an unrealized loss position at December 31, 2020 and 2019 is shown below.
Available-for-Sale	2020			2019
	Count	Estimated Fair Value	Unrealized Losses	Count	Estimated Fair Value	Unrealized Losses
Unrealized loss for less than 12 months:
U.S. government agency securities	—	$—	—	7	$5,018,880	40,954
Mortgage-backed securities	2	6,122,053	9,176	4	6,274,550	66,387
Corporate bonds	—	—	—	—	—	—
Foreign debt securities	—	—	—	—	—	—
Municipal bonds	12	3,214,199	24,780	—	—	—
Less than 12 months	14	9,336,252	33,956	11	11,293,430	107,341
Unrealized loss for more than 12 months:
U.S. government agency securities	—	—	—	1	1,993,954	4,844
Mortgage-backed securities	—	—	—	14	12,203,609	169,776
Corporate bonds	—	—	—	1	451,543	48,457
Foreign debt securities	—	—	—	—	—	—
Municipal bonds	—	—	—	—	—	—
More than 12 months	—	—	—	16	14,649,106	223,077
Total	14	$9,336,252	33,956	27	$25,942,536	330,418

AQUESTA FINANCIAL HOLDINGS, INC. AND SUBSIDIARY
Notes to Consolidated Financial Statements
(3)
Investment Securities (continued)

Management continuously evaluates unrealized losses in its investment securities portfolio. Consideration is given to (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Bank to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value. The declines in fair value noted above were largely attributable to the increases in interest rates and not attributable to credit quality. Since the Bank has the ability and intent to hold these investments until a market price recovery or maturity, these investments were not considered other-than-temporarily impaired.
Proceeds from the sales of investment securities totaled $20,221,869 and $1,797,930 in 2020 and 2019, respectively. The Company realized gross gains of $384,241 and $1,173 in 2020 and 2019, respectively. The Company realized gross losses of $131,795 and $50,870 in 2020 and 2019, respectively.
Securities with a fair value of approximately $34,832,000 and $25,168,000 were pledged to secure public deposits at December 31, 2020 and 2019, respectively.
(4)
Loans

Major classifications of loans at December 31, 2020 and 2019, are summarized as follows:
	2020		2019
	Amount	% of Total Loans	Amount	% of Total Loans
Real estate loans:
1 – 4 Family residential	$18,061,178	3.2%	$22,101,417	5.3%
Multi-family and commercial	291,313,012	52.2%	257,036,792	61.9%
Construction	24,981,496	4.5%	42,012,118	10.1%
Home equity lines of credit	28,067,403	5.0%	31,354,385	7.6%
Total real estate loans	362,423,089	64.9%	352,504,712	84.9%
Other loans:
Commercial and industrial	194,509,572	35.0%	62,141,488	14.9%
Loans to individuals	25,209	0.1%	38,826	0.1%
Overdrafts	3,025	0.0%	385,703	0.1%
Total other loans	194,537,806	35.1%	62,566,017	15.1%
Total loans	556,960,895	100.0%	415,070,729	100.0%
Allowance for loan losses	(5,319,214)		(3,867,729)
Unamortized deferred costs/fees	(2,009,766)		93,654
Total loans, net	$549,631,915		$411,296,654
During 2020, in direct response to the COVID-19 pandemic and its effects on the U.S. and global economies, Management elected to allocate approximately $1,245,000 of the allowance for loan losses to a COVID-19 specific reserve. This additional allowance is based on Management’s best estimates of future losses relating to the COVID-19 pandemic and is accounted for in the unallocated portion of the table below.

AQUESTA FINANCIAL HOLDINGS, INC. AND SUBSIDIARY
Notes to Consolidated Financial Statements
(4)
Loans (continued)

Following is a summary of the changes in the allowance for loan losses by portfolio class for the years ended December 31, 2020 and 2019:
December 31, 2020:
Allowance for loan losses:	1 – 4 Family Residential	Multi-family and Commercial	Construction	Home Equity Lines of Credit	Commercial and Industrial	Loans to Individuals	Overdrafts	Unallocated	Total
Balance at beginning of the period	$167,514	2,060,292	251,614	262,286	785,384	14,406	—	326,233	3,867,729
Provision for loan losses	(54,693)	719,474	46,919	(93,872)	167,961	(10,414)	6,484	1,169,942	1,951,800
Charge-offs	—	(659,102)	—	—	—	—	(14,499)	—	(673,601)
Recoveries	—	153,270	—	—	12,000	—	8,015	—	173,286
Ending balance	$112,821	2,273,934	298,533	168,414	965,345	3,992	—	1,496,175	5,319,214
Ending balance individually evaluated for impairment	$—	255,251	—	—	—	—	—	—	255,251
Ending balance collectively evaluated for impairment	112,821	2,018,683	298,533	168,414	965,345	3,992	—	1,496,175	5,063,963
	$112,821	2,273,934	298,533	168,414	965,345	3,992	—	1,496,175	5,319,214
Loans:
Individually evaluated for impairment	$—	4,552,216	—	—	1,196,906	—	—	—	5,749,122
Collectively evaluated for impairment	18,061,178	286,760,796	24,981,496	28,067,403	193,312,666	25,209	3,025	—	551,211,773
	$18,061,178	291,313,012	24,981,496	28,037,403	194,509,572	25,209	3,025	—	556,960,895
December 31, 2019:
Allowance for loan losses:	1 – 4 Family Residential	Multi-family and Commercial	Construction	Home Equity Lines of Credit	Commercial and Industrial	Loans to Individuals	Overdrafts	Unallocated	Total
Balance at beginning of the period	$127,920	2,281,241	102,208	256,669	395,688	16,106	—	313,533	3,493,365
Provision for loan losses	39,594	(223,749)	149,406	5,617	356,447	(1,700)	1,685	12,700	340,000
Charge-offs	—	—	—	—	—	—	(4,259)	—	(4,259)
Recoveries	—	2,800	—	—	33,249	—	2,574	—	38,623
Ending balance	$167,514	2,060,292	251,614	262,286	785,384	14,406	—	326,233	3,867,729
Ending balance individually evaluated for impairment	$—	139,995	—	—	5,094	—	—	—	145,089
Ending balance collectively evaluated for impairment	167,514	1,920,297	251,614	262,286	780,290	14,406	—	326,233	3,722,640
	$167,514	2,060,292	251,614	262,286	785,384	14,406	—	326,233	3,867,729
Loans:
Individually evaluated for impairment	$—	4,678,882	—	138,057	1,302,983	—	—	—	6,119,922
Collectively evaluated for impairment	22,101,417	252,357,910	42,012,118	31,216,328	60,838,505	38,826	385,703	—	408,950,807
	$22,101,417	257,036,792	42,012,118	31,354,385	62,141,488	38,826	385,703	—	415,070,729

AQUESTA FINANCIAL HOLDINGS, INC. AND SUBSIDIARY
Notes to Consolidated Financial Statements
(4)
Loans (continued)

The Bank individually assesses all nonaccrual loans and TDRs for potential impairment. A loan is considered impaired when, based on current events and circumstances it is probable that all amounts due, according to the contractual terms of the loan will not be collected. Impaired loans are measured based on the present value of expected future cash flows, discounted at the loan’s effective interest rate, at the loan’s observable market price, or the fair value of the collateral if the loan is collateral dependent. Interest payments received on impaired loans are applied as a reduction of the outstanding principal balance.
Impaired loans as of December 31, 2020 and 2019, segregated by class of loans, were as follows:
December 31, 2020:	Unpaid Principal Balance(1)	Recorded Investment(2)	Related Allowance	Average Recorded Investment	Interest Income Recognized
Impaired loans without related allowance:
Real estate loans:
Multi-family and commercial	$4,296,965	4,296,965	—	4,410,531	2,697
Home Equity Lines of Credit	—	—	—	—	—
Other loans:
Commercial and industrial	1,196,906	1,196,906	—	1,250,712	2,279
	5,493,871	5,493,872	—	5,661,243	4,976
Impaired loans with related allowance:
Real estate loans:
Multi-family and commercial	255,251	255,251	255,251	265,163	—
Home Equity Lines of Credit	—	—	—	—	—
Other loans:
Commercial and industrial	—	—	—	—	—
	255,251	255,251	255,251	265,163	—
Total:
Real estate loans:
Multi-family and commercial	4,552,216	4,552,216	255,251	4,675,694	2.697
Home Equity Lines of Credit	—	—	—	—	—
Other loans:
Commercial and industrial	1,196,906	1,196,906	—	1,250,712	2,279
	$5,749,122	5,749,122	255,251	5,926,406	4,976
December 31, 2019:	Unpaid Principal Balance(1)	Recorded Investment(2)	Related Allowance	Average Recorded Investment	Interest Income Recognized
Impaired loans without related allowance:
Real estate loans:
Multi-family and commercial	$4,477,503	4,477,503	—	4,540,230	124,929
Home Equity Lines of Credit	138,057	138,057	—	137,229	—
Other loans:
Commercial and industrial	1,277,300	1,277,300	—	1,378,442	51,886
	5,892,860	5,892,860	—	6,055,901	176,815

AQUESTA FINANCIAL HOLDINGS, INC. AND SUBSIDIARY
Notes to Consolidated Financial Statements
(4)
Loans (continued)

December 31, 2019:	Unpaid Principal Balance(1)	Recorded Investment(2)	Related Allowance	Average Recorded Investment	Interest Income Recognized
Impaired loans with related allowance:
Real estate loans:
Multi-family and commercial	201,379	201,379	139,995	198,812	—
Home Equity Lines of Credit	—	—	—	—	—
Other loans:
Commercial and industrial	25,683	25,683	5,094	56,246	3,875
	227,062	227,062	145,089	255,058	3,875
Total:
Real estate loans:
Multi-family and commercial	4,678,882	4,678,882	139,995	4,739,042	124,929
Home Equity Lines of Credit	138,057	138,057	—	137,229	—
Other loans:
Commercial and industrial	1,302,983	1,302,983	5,094	1,434,688	55,761
	$6,119,922	6,119,922	145,089	6,310,959	180,690

(1)
Unpaid principal balance represents the contractual obligation due from the customer.

(2)
Recorded investment represents the unpaid principal balance less charge-offs and payments applied; it is shown before any related allowance for loan losses.

At December 31, 2020 and 2019, the Bank had impaired loans classified as TDRs of approximately $54,000 and $108,000, respectively. During 2020 and 2019 there were no new TDR loans added. As of December 31, 2020, the Bank had no allocation of the allowance for loan losses to customers whose loan terms have been modified in troubled debt restructurings. As of December 31, 2019, the Bank allocated $5,094 of the allowance for loan losses to customers whose loan terms have been modified in troubled debt restructurings. The Bank has no commitments to lend additional amounts to customers with outstanding loans that are classified as TDRs.
There were no loans modified in a TDR during 2020 or 2019 for which there was subsequent payment default. Default is defined as 90 days or more past due or nonaccrual.
The Bank categorizes loans into different risk categories based on relevant information about a borrower’s ability to service their debt. This is determined by various factors such as current financial information, historical payment experience, credit documentation and economic trends along with other factors. These categories are utilized to develop the associated allowance for loan losses using historical losses adjusted for current economic conditions and are defined as follows:
•
Pass — loans which are well protected by the current net worth and paying capacity of the obligor (or guarantors, if any) or by the fair value, less cost to acquire and sell, of any underlying collateral.

•
Special Mention — loans that are still adequately protected by the borrower’s capital adequacy and payment capability but have potential weakness that may, if not reversed or corrected, weaken the credit or inadequately protect the Bank’s position at some future date. If left unchecked or uncorrected, these potential weaknesses may result in deteriorated prospects of repayment and require management’s close attention. These loans are not adversely classified.

AQUESTA FINANCIAL HOLDINGS, INC. AND SUBSIDIARY
Notes to Consolidated Financial Statements
(4)
Loans (continued)

•
Substandard Accruing — loans that exhibit a well-defined weakness which presently jeopardizes debt repayment, even though the loan is currently performing. These loans are characterized by the distinct possibility that the Bank may sustain a loss in the future if these weaknesses are not corrected.

•
Nonaccrual — includes loans where management has determined that full payment of principal and interest per the contract terms is in doubt.

The loans categorized by different risk categories based on relevant information about a borrower’s ability to service their debt at December 31, 2020 and 2019 are as follows:
	Pass	Special Mention	Substandard Accruing	Nonaccrual	Total
December 31, 2020:
Real estate loans:
1 – 4 Family residential	$18,061,178	—	—	—	18,061,178
Multi-family and commercial	285,595,988	1,204,856	—	4,512,168	291,313,012
Construction	24,981,496	—	—	—	24,981,496
Home equity lines of credit	28,067,403	—	—	—	28,067,403
Total real estate loans	356,706,065	1,204,856	—	4,512,168	362,423,089
Other loans:
Commercial and industrial	193,290,902	75,321	—	1,143,349	194,509,572
Loans to individuals	25,209	—	—	—	25,209
Overdrafts	3,025	—	—	—	3,025
Total other loans	193,319,136	75,321	—	1,143,349	194,537,806
Total	$550,025,201	1,280,177	—	5,655,517	556,960,895
December 31, 2019:
Real estate loans:
1 – 4 Family residential	$22,101,417	—	—	—	22,101,417
Multi-family and commercial	250,058,531	5,926,360	—	1,051,901	257,036,792
Construction	42,012,118	—	—	—	42,012,118
Home equity lines of credit	31,216,328	—	—	138,057	31,354,385
Total real estate loans	345,388,394	5,926,360	—	1,189,958	352,504,712
Other loans:
Commercial and industrial	60,841,426	1,274,012	24,130	1,920	62,141,488
Loans to individuals	38,826	—	—	—	38,826
Overdrafts	385,703	—	—	—	385,703
Total other loans	61,265,955	1,274,012	24,130	1,920	62,566,017
Total	$406,654,349	7,200,372	24,130	1,191,878	415,070,729
At December 31, 2020, there were there were 3 real estate loans within the mutli-family and commercial loan category with a recorded investment of $4,296,966 that were past due greater than 90 days. Additionally, as of December 31, 2020, there were 3 commercial and industrial loans with a recorded investment of $1,143,349 that were past due greater than 90 days. At December 31, 2019, there were there were two real estate loans within the mutli-family and commercial loan category with a recorded investment of $1,189,958

AQUESTA FINANCIAL HOLDINGS, INC. AND SUBSIDIARY
Notes to Consolidated Financial Statements
(4)
Loans (continued)

that were past due greater than 90 days and four loans with a recorded investment of $4,819,759 that were past due greater than 60 days.
Periodically, the Bank may engage in loan transactions with the Company’s and the Bank’s directors and executive officers. It is the policy of the Bank that these loan transactions are made in the ordinary course of business and on substantially the same terms and collateral as those for comparable transactions prevailing at the time and do not involve more than the normal risk of collectability or present other unfavorable features. The following is a summary of activity for related party loans for 2020:
Prior year balance	$5,763,761
Advances	819,670
Repayments	(2,265,561)
$4,317,870
On March 27, 2020, the Coronavirus Aid, Relief and Economic Security Act (the “CARES Act’), a stimulus package intended to provide relief to businesses and consumers in the United States struggling as a result of COVID-19, was signed into law. A provision in the CARES Act included funding for the creation of the Paycheck Protection Program (“PPP’). PPP is intended to provide loans to small businesses to pay their employees, rent, mortgage interest and utilities. PPP loans are forgivable, in whole or in part, if the proceeds are used for payroll and other permitted purposes in accordance with the requirements of the PPP. If not forgiven, in whole or in part, these loans carry a fixed rate of 1.00% with payments deferred until the Small Business Administration (the “SBA’) remits the borrower’s loan forgiveness amount to the lender or, if the borrower does not apply for loan forgiveness, ten months after the end of the borrowers’ loan forgiveness covered period. All PPP loans originated by the Company have a term of two years. The loans are 100% guaranteed by the SBA. The SBA pays the originating bank a processing fee ranging for 1.00% to 5.00%, based on the size of the loan.
The Company worked with its customers to close 1,053 PPP loans for a total outstanding balance of $146,604,246 as of August 31, 2020. As of December 31, 2020, 144 loans with a balance of $33,221,476 were paid off or partially or completely forgiven by the SBA with the Bank receiving principal and interest payments directly from the SBA. The remaining balance of $113,382,770 is reported in the commercial and industrial segment within the loan portfolio. Recent legislation has provided for simplified forgiveness for PPP loans with an original balance of $150,000 or less. As most of the Company’s PPP loans are under this threshold, it is expected that these loans will be paid off in 2021.
The CARES Act also addressed COVID-19-related loan modifications and specified that such modification, executed between March 1, 2020 and the earlier of (i) 60 days after the date of the termination of the national emergency declared by the President and (ii) December 31, 2020, on loans that were current as of December 31, 2019, are not TDR’s. Additionally, under guidance from the federal banking agencies encouraging financial institutions to work prudently with borrowers, other short-term modifications made on a good faith basis in response to COVID-19 to borrowers that were current prior to any relief are not TDRs. During 2020, the Company modified 155 loans with a total balance of $120,218,139 for certain customers by extending payments up to 180 days or granting interest only payments for 2-6 months as a result of the impact of COVID-19. Accordingly, such loans were not classified as TDRs. As of December 31, 2020, the extended period for 127 of these loans with a total balance of $89,344,077 had expired with those customers resuming their regular payment schedule. As of December 31, 2020, the Company renewed the modification for 1 loan with a balance of $566,701.

AQUESTA FINANCIAL HOLDINGS, INC. AND SUBSIDIARY
Notes to Consolidated Financial Statements
(5)
Premises and Equipment

Following is a summary of premises and equipment at December 31, 2020 and 2019:
	2020	2019
Land	$4,805,232	4,805,232
Buildings	14,683,874	14,374,622
Furniture and fixtures	3,700,479	3,386,344
Construction-in-progress	63,829	2,516
	23,253,414	22,568,714
Accumulated depreciation	5,723,570	4,973,541
Total	$17,529,844	17,595,173
Depreciation totaling approximately $732,000 and $610,000 for the years ended December 31, 2020 and 2019, respectively, is included in occupancy expense. Amortization of software was approximately $25,000 and $13,000 for the years ended December 31, 2020 and 2019, respectively, and is included in other operating expense.
(6)
Deposits

The aggregate amount of time deposits in denominations of $250,000 or more at December 31, 2020 and 2019, was approximately $7,526,000 and $8,023,000, respectively.
At December 31, 2020, contractual maturities of time deposits are summarized as follows:
2021	$41,371,176
2022	12,447,166
2023	7,868,879
2024	1,022,174
2025	913,122
$63,622,517
Time deposits listed above includes approximately $1,000,000 and $2,649,000 in brokered certificates of deposit at December 31, 2020 and 2019, respectively.
At December 31, 2020 and 2019, deposits from directors, executive officers and their related interests aggregated approximately $6,546,000 and $5,332,000, respectively.
At December 31, 2020, there were no depositors that were considered major. At December 31, 2019, there were two depositors considered major who accounted for approximately $21,728,000 and $20,029,000 of total deposits.
(7)
Borrowings

The Bank has established a credit line with the FHLB. The credit line is secured by a portion of the Bank’s loan portfolio that qualifies under FHLB guidelines as eligible collateral. At December 31, 2020, total availability was approximately $206,214,000, of which $28,400,000 was advanced. Approximately $88,640,458 of collateral was pledged to secure FLHB borrowings. At December 31, 2019, total availability was approximately $151,447,000, of which $46,400,000 was advanced. Approximately $99,917,000 of collateral was pledged to secure FLHB borrowings. The FHLB borrowings have variable and fixed rate terms with a weighted average interest rate of 0.53% and 2.12% at December 31, 2020 and 2019, respectively.

AQUESTA FINANCIAL HOLDINGS, INC. AND SUBSIDIARY
Notes to Consolidated Financial Statements
(7)
Borrowings (continued)

The Bank had available lines of credit totaling $54,000,000 from correspondent banks excluding the FHLB and the Federal Reserve Discount Window at December 31, 2020 and 2019, respectively. As of December 31, 2020 and 2019 the Bank had no outstanding borrowings with the Bank’s correspondent banks.
Other borrowed funds consisted of the Federal Reserve Payroll Protection Program (“PPP”) Liquidity Facility and overnight borrowings. Other borrowed funds at December 31, 2020 and 2019 consisted of the following:
	Maturity Dates	Interest Basis	Weighted Average Interest Rate	2020	2019
Federal Reserve PPP Liquidity Facility	2022	Fixed	0.35%	$30,542,500	—
Other borrowed funds	Overnight	Fixed	0.56%	—	140,150
				$30,542,500	140,150
Required annual principal payments on borrowed funds for years subsequent to December 31, 2020 are as follows:
	FHLB Advances	Other Borrowings	Total
2021	$16,400,000	—	16,400,000
2022	6,000,000	30,542,500	36,542,500
2030	6,000,000	—	6,000,000
Total	$28,400,000	30,542,500	58,942,500

(8)
Income Taxes

The components of income tax expense (benefit) for the years ended December 31, 2020 and 2019 are as follows:
	2020	2019
Current	$2,023,998	1,278,258
Deferred	(468,782)	(249,286)
Total income tax expense	$1,555,216	1,028,972
The difference between income tax expense and the amount computed by applying the statutory federal income tax rate to earnings before taxes for the years ended December 31, 2020 and 2019 is as follows:
	2020	2019
Pretax income at statutory rate	$1,431,720	1,130,297
State income tax expense, net	109,043	25,345
Benefit of Solar Credit Investment	—	(63,941)
Changes in BOLI	(32,894)	(53,503)
Other	47,347	(9,226)
Total income tax expense	$1,555,216	1,028,972

AQUESTA FINANCIAL HOLDINGS, INC. AND SUBSIDIARY
Notes to Consolidated Financial Statements
(8)
Income Taxes (continued)

The following summarizes the components of the net deferred tax asset, which is included as a component of other assets at December 31, 2020 and 2019:
	2020	2019
Deferred income tax assets:
Unrealized loss on securities	$—	32,821
Unrealized loss on derivatives	312,761	297,747
Allowance for loan losses	1,222,090	696,263
Pre-opening costs and expenses	2,677	3,001
Stock-based compensation	206,735	204,408
Deferred compensation	216,474	173,473
Basis Difference in Solar Credit Investment	—	191,919
Intangibles	9,416	22,561
Service Charges and Fees	486,559	—
Other	133,060	87,837
Total deferred income tax assets	2,589,772	1,710,030
Deferred income tax liabilities:
Premises and equipment	677,481	582,815
Basis difference in Solar Credit Investment	105,370	—
Unrealized gain on securities	179,175	—
Bad debt recapture	173,113	—
SBA servicing asset	251,585	187,967
Other	23,937	31,940
Total deferred income tax liabilities	1,410,661	802,722
Net deferred income tax assets	$1,179,111	907,308
The Company’s Federal and State income tax returns for the tax years 2017 through 2020 are still subject to audit. No material tax uncertainties exist as of December 31, 2020 or 2019.
(9)
Regulatory Matters

The Bank, as a North Carolina banking corporation, may pay cash dividends only out of undivided profits as determined pursuant to North Carolina General Statutes. However, regulatory authorities may limit payment of dividends by any bank when it is determined that such limitation is in the public interest and is necessary to ensure financial soundness of the Bank.
The Bank is subject to various regulatory capital requirements administered by federal and state banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory — and possibly additional discretionary — actions by regulators that, if undertaken, could have a direct material effect on the Bank’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank’s assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank’s capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.
Effective January 1, 2015, the Basel III Capital Rules revised the framework for prompt corrective action by (1) introducing a CET 1 ratio requirement at each level (other than critically undercapitalized),

AQUESTA FINANCIAL HOLDINGS, INC. AND SUBSIDIARY
Notes to Consolidated Financial Statements
(9)
Regulatory Matters (continued)

with the required CET 1 ratio being 6.5% for well capitalized status; (2) increasing the minimum Tier 1 capital ratio requirement for each category (other than critically undercapitalized), with the minimum Tier 1 capital ratio for well capitalized status being 8% (as compared to the prior 6%); and (3) eliminating the current provision that provides that a bank with a composite supervisory rating of 1 may have a 3% leverage ratio and still be adequately capitalized.
Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios of total common equity Tier 1, of total and Tier I capital to risk-weighted assets and of Tier I capital to average assets. Management believes, as of December 31, 2020 and 2019, the Bank meets all capital adequacy requirements to which it is subject.
As of December 31, 2020 and 2019, the most recent notification from the FDIC categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum common equity Tier 1 risk-based, total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth below. There are no conditions or events since that notification that management believes have changed the institution’s category.
The Bank’s actual capital amounts and ratios as of December 31, 2020 and 2019 are also presented below.
	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(Dollars in Thousands)
December 31, 2020:
Common Equity Tier 1 (to Risk-Weighted Assets)	$59,812	14.15%	$19,027	4.50%	$27,843	6.50%
Total Capital (to Risk-Weighted Assets)	$65,099	15.40%	$33,825	8.00%	$42,282	10.00%
Tier I Capital (to Risk-Weighted Assets)	$59,812	14.15%	$25,369	6.00%	$33,825	8.00%
Tier I Capital (to Average Assets)	$59,812	9.06%	$27,852	4.00%	$34,815	5.00%
December 31, 2019:
Common Equity Tier 1 (to Risk-Weighted Assets)	$54,253	13.63%	$17,916	4.50%	$25,879	6.50%
Total Capital (to Risk-Weighted Assets)	$58,121	14.60%	$31,851	8.00%	$39,813	10.00%
Tier I Capital (to Risk-Weighted Assets)	$54,253	13.63%	$23,888	6.00%	$31,851	8.00%
Tier I Capital (to Average Assets)	$54,253	10.71%	$20,266	4.00%	$25,333	5.00%

(10)
Leases

Effective January 1, 2020, the Company adopted ASU 2016-02, Leases (Topic 842), using the modified retrospective approach and utilizing the effective date as its date of initial application. As a result, prior periods are presented in accordance with the previous guidance in ASC 840, Leases (“ASC 840”).
At the inception of an arrangement, the Company determines whether the arrangement is or contains a lease based on the unique facts and circumstances present in the arrangement. Leases with a term greater than one year are recognized on the balance sheet as a right-of-use (ROU) assets and as short-term and long-term lease liabilities, as applicable. The Company does not have any financing leases.
Operating lease liabilities and their corresponding right-of-use assets are initially recorded based on the present value of lease payments over the expected remaining lease term. The interest rate implicit in lease

AQUESTA FINANCIAL HOLDINGS, INC. AND SUBSIDIARY
Notes to Consolidated Financial Statements
(10)
Leases (continued)

contracts is typically not readily determinable. As a result, the Company utilizes its incremental borrowing rate to discount lease payments, which reflects the fixed rate at which the Bank believes it can reasonably borrow.
The Company elected not to recognize leases with an original term of one year or less on the balance sheet. The Company typically only includes an initial lease term in its assessment of a lease arrangement. Options to renew a lease are not included in the Company’s assessment unless there is reasonable certainty that the Company will renew.
The following presents the right of use asset and short term and long term lease liabilities accounts recorded on the consolidated balance sheets as of December 31, 2020.
2020
Assets
Operating lease right-of-use asset	$2,242,930
Liabilities
Current portion of the operating lease liabilities	$242,360
Operating lease long term liabilities	2,031,191
Total lease liability	$2,273,551
The maturity of the Company’s lease liabilities as of December 31, 2020 were as follows:
2021	$294,410
2022	300,144
2023	306,039
2024	301,195
2025	226,081
Thereafter	1,144,752
Less: Imputed Interest	(299,070)
$2,273,551
The remaining lease term and discount rates are as follows:
Weighted average remaining lease term (years)	9.66
Weighted average discount rate (percentage)	2.40
Operating cash outflows relating to the operating leases were $288,831 as of December 31, 2020.
Rental expense amounting to approximately $362,000 and $389,000 during the years ended December 31, 2020 and 2019, respectively, is included in occupancy expense in the accompanying consolidated statements of earnings.
(11)
Commitments and Contingencies

The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the balance sheet. The contract or notional amounts of those instruments reflect the extent of involvement the Company has in particular classes of

AQUESTA FINANCIAL HOLDINGS, INC. AND SUBSIDIARY
Notes to Consolidated Financial Statements
(11)
Commitments and Contingencies (continued)

financial instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.
Commitments to extend credit are agreements to lend to a customer as long as there is no violation of conditions established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since some of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer’s creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company, upon extension of credit is based on management’s credit evaluation of the borrower. Collateral obtained varies but may include real estate, inventory, stocks, bonds, and certificates of deposit. In management’s opinion, these commitments represent no more than normal lending risk to the Company and will be funded from normal sources of liquidity.
A summary of the contract amount of the Company’s exposure to off-balance sheet risk as of December 31, 2020 and 2019 is as follows:
	2020	2019
Financial instruments whose contract amounts represent credit risk:
Commitments to extend credit	$77,825,446	67,722,131
Undisbursed lines of credit	29,811,913	18,628,605
Standby letters of credit	365,000	115,000
In the normal course of business, the Company may be named as a defendant in litigation. Some of these matters may claim substantial damages. After consultation with outside legal counsel about existing claims, management believes that resolution of these issues will not result in a material adverse effect on the Company’s financial position or results of operations.
The Company’s objectives in using interest rate derivatives are to add stability to net interest income and to manage its exposure to interest rate movements. To accomplish this objective, the Company primarily uses interest rate caps as part of its interest rate risk management strategy. As of December 31, 2020, the Company has $17.4 million in notional amount designated as a cash flow hedge on variable rate borrowings. The Company’s management has determined the hedges to be effective cash flow hedges.
These interest rate caps were purchased to add protection to the Company against a potential rise in interest rates by converting variable rate liabilities into fixed rate instruments. These interest rate caps are based on the one-month LIBOR rate and were in a loss position at December 31, 2020 and 2019 totaling approximately $1.4 and $1.3 million, respectively.
The derivative fair values are included in other assets and other liabilities on the Company’s consolidated balance sheets.
(12)
Fair Value Measurements

The Company utilizes fair value measurements to record fair value adjustments to certain assets and liabilities. Securities available-for-sale, as well as derivative financial instruments, are recorded at fair value on a recurring basis. Additionally, from time to time, the Company may be required to record at fair value other assets on a nonrecurring basis, such as impaired loans and other real estate owned. These nonrecurring fair value adjustments typically involve the application of the lower of cost or market accounting or write-downs of individual assets.
Fair Value Hierarchy
The Company groups assets and liabilities at fair value in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value.

AQUESTA FINANCIAL HOLDINGS, INC. AND SUBSIDIARY
Notes to Consolidated Financial Statements
(12)
Fair Value Measurements (continued)

These levels are:
Level 1 —	Valuation is based upon quoted prices for identical instruments traded in active markets.
Level 2 —	Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market.
Level 3 —	Valuation is generated from model-based techniques that use at least one significant assumption not observable in the market. These unobservable assumptions reflect estimates of assumptions that market participants would use in pricing the asset. Valuation techniques include use of option pricing models, discounted cash flow models and similar techniques.
Following is a description of valuation methodologies used for assets and liabilities which are recorded at fair value.
Cash and Due from Banks
The carrying amount shown as cash and due from banks approximates fair value.
Investments Securities Available-for-Sale
Fair values for investment securities available-for-sale are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments. For these items, a fair value hierarchy of Level 2 or Level 3 has been assigned.
Other Investments
The carrying amount shown as other investments approximates fair value.
Federal Home Loan Bank Stock
The carrying amount shown as Federal Home Loan Bank Stock approximates fair value.
Loans
The Company does not record loans at fair value on a recurring basis. However, from time to time, a loan is considered impaired and a specific allocation is established within the allowance for loan losses. Loans for which it is probable that payment of interest and principal will not be made in accordance with the contractual terms of the loan agreement are considered impaired. Once a loan is identified as individually impaired, management measures impairment using one of three methods, including collateral value, market value of similar debt, and discounted cash flows. Those impaired loans not requiring an allowance represent loans for which the fair value of the expected repayments or collateral exceed the recorded investments in such loans. Impaired loans in which an allowance is established based on one of the three impairment methods require classification in the fair value hierarchy. When the fair value of the collateral is based on an observable market price, the Company records the impaired loan as nonrecurring Level 2. When an appraised value is utilized or management determines the fair value of the collateral is further impaired below the appraised value and there is no observable market price, the Company records the impaired loan as nonrecurring Level 3.

AQUESTA FINANCIAL HOLDINGS, INC. AND SUBSIDIARY
Notes to Consolidated Financial Statements
(12)
Fair Value Measurements (continued)

Other Real Estate Owned
Other real estate properties are adjusted to fair value less estimated selling costs upon transfer of the loans to other real estate owned. Subsequently, other real estate properties are carried at the lower of carrying value or fair value. Fair value is based upon independent market prices, appraised values of the collateral of management’s estimation of the value of the collateral. When the fair value is based on an observable market price, the Company records the other real estate as nonrecurring Level 2. When the fair value is based on an appraised value, or when an appraised value is not available, the Company records the other real estate asset as nonrecurring Level 3.
Derivative Financial Instruments
For derivative financial instruments, fair value is estimated at the amount the Company would receive or pay to terminate the contracts at the reporting date, taking into account the current unrealized gain or loss on the open contracts. Although the Company has determined that the majority of the inputs used to value its derivatives fall within Level 2 of the fair value hierarchy, the credit valuation adjustments associated with its derivatives utilize Level 3 inputs, such as estimates of current credit spreads to evaluate the likelihood of default by itself and its counterparties. However, as of December 31, 2020 and 2019, the Company had assessed the significance of the effect of the credit valuation adjustments on the overall valuation of its derivative positions and has determined that the credit valuation adjustments are not significant to the overall valuation of its derivatives. As a result, the Company has determined that its derivative valuations in their entirety are classified in Level 2 of the fair value hierarchy.
Cash Surrender Value of Life Insurance
The carrying amount of cash surrender value of bank-owned life insurance approximates fair value.
Deposits
The fair value of non-interest bearing demand and interest bearing savings and demand deposits is the amount reported in the financial statements. The fair value of time deposits is estimated by discounting the cash flows using current rates for time deposits with similar remaining maturities. The cash flows considered in computing the fair value of such deposits are based on contractual maturities.
Federal Home Loan Bank Advances
The fair value of FHLB fixed and variable rate advances is estimated to be its carrying value.
Other Borrowed Funds
The fair value of other fixed and variable rate borrowed funds is estimated to be its carrying value.
Assets and Liabilities Recorded at Fair Value on a Recurring Basis
The table below presents the recorded amount of assets (liabilities) measured at fair value on a recurring basis as of December 31, 2020 and 2019.
	Level 1	Level 2	Level 3	Total
December 31, 2020:
U.S. government agency securities	$—	3,069,902	—	3,069,902
Mortgage-backed securities	—	45,632,643	—	45,632,643
Corporate bonds	—	—	—	—

AQUESTA FINANCIAL HOLDINGS, INC. AND SUBSIDIARY
Notes to Consolidated Financial Statements
(12)
Fair Value Measurements (continued)

	Level 1	Level 2	Level 3	Total
Municipal bonds	—	3,832,113		3,832,113
	$—	52,534,658	—	52,534,658
Fair value of derivatives:		—
Derivative liabilities	$—	1,386,357	—	1,386,357
	$—	1,386,357	—	1,386,357

	Level 1	Level 2	Level 3	Total
December 31, 2019:
U.S. government agency securities	$—	9,013,074	—	9,013,074
Mortgage-backed securities	—	47,223,330	—	47,223,330
Corporate bonds	—	451,543	—	451,543
Foreign debt securities	—	56,687,947	—	56,687,497
Municipal bonds	—	—	—	—
	$—	56,687,947	—	56,687,947
Fair value of derivatives:
Derivative liabilities	$—	1,319,801	—	1,319,801
	$—	1,319,801	—	451,543
Assets Recorded at Fair Value on a Nonrecurring Basis
The Company may be required, from time to time, to measure certain assets at fair value on a nonrecurring basis in accordance with U.S. generally accepted accounting principles. These include assets that are measured at the lower of cost or market that were recognized at fair value below cost at the end of the period.
Impaired loans, which are measured at fair value on a non-recurring basis, by level within the fair value hierarchy as of December 31, 2020 and 2019 were as follows:
	Level 1	Level 2	Level 3	Total
December 31, 2020:
Impaired loans, net	—	—	—	—
Total assets at fair value	$—	—	—	—
December 31, 2019:
Impaired loans, net	—	—	81,973	81,973
Total assets at fair value	$—	—	81,973	81,973
Other real estate owned, which is measured at fair value on a non-recurring basis, by level within the fair value hierarchy as of December 31, 2020 and 2019 are as follows:
	Level 1	Level 2	Level 3	Total
December 31, 2020:
Other real estate owned	—	—	380,756	380,756
Total assets at fair value	$—	—	380,756	380,756

AQUESTA FINANCIAL HOLDINGS, INC. AND SUBSIDIARY
Notes to Consolidated Financial Statements
(12)
Fair Value Measurements (continued)

	Level 1	Level 2	Level 3	Total
December 31, 2019:
Other real estate owned	—	—	—	—
Total assets at fair value	$—	—	—	—

The carrying value and estimated fair value of financial instruments, by level within the fair value hierarchy, at December 31, 2020 and 2019 are as follows:
	Carrying Amount	Level 1	Level 2	Level 3	Total
December 31, 2020:
Financial Assets:
Cash and due from banks	$36,410,868	36,410,868	—	—	36,410,868
Available for sale securities	52,534,658	—	52,534,658	—	52,534,658
Other investments	1,678,300	—	1,678,300	—	1,678,300
Loans, net	549,631,915	—	—	549,315,619	549,315,619
Other real estate owned	380,756	—	—	380,756	380,756
Cash surrender value of life insurance owned	12,324,801	—	12,324,801	—	12,324,801
Financial Liabilities:
Deposits
Non-interest bearing	186,373,287	186,373,287	—	—	186,373,287
Interest bearing	371,595,421	—	—	371,839,187	371,839,187
Federal home loan bank advances	28,400,000	—	28,400,000	—	28,400,000
Other borrowed funds	30,542,500	—	30,542,500	—	30,542,500
Derivative liabilities	1,386,357	—	1,386,357	—	1,386,357
	Carrying Amount	Level 1	Level 2	Level 3	Total
December 31, 2019:
Financial Assets:
Cash and due from banks	$18,720,627	18,720,627	—	—	18,720,627
Available for sale securities	56,687,947	—	56,687,947	—	56,687,947
Other investments	2,386,000	—	2,386,000	—	2,386,000
Loans, net	411,296,654	—	—	411,180,383	411,180,383
Other real estate owned	—	—	—	—	—
Cash surrender value of life insurance owned	6,168,164	—	6,168,164	—	6,168,164
Financial Liabilities:
Deposits
Non-interest bearing	136,800,283	136,800,283	—	—	136,800,283
Interest bearing	283,170,145	—	—	283,526,966	283,526,966
Federal home loan bank advances	46,400,000	—	46,400,000	—	46,400,000
Other borrowed funds	140,150	—	140,150	—	140,150
Derivative liabilities	1,319,801	—	1,319,801	—	1,319,801

AQUESTA FINANCIAL HOLDINGS, INC. AND SUBSIDIARY
Notes to Consolidated Financial Statements
(13)
Stockholders’ Equity

Capital Raise
During the first quarter of 2019, the Company closed a private placement offering in the amount of $15.2 million through the sale of common stock and newly issued series of convertible perpetual preferred stock. The capital was raised primarily through a single investor who also received a warrant for 150,000 shares of voting stock exercisable anytime over a 7 year period at $11.50 per share.
The total investment in the Company represented 9.9% of the Company’s voting common stock and the entirety of the new Class A non-voting Preferred Shares. Each preferred share is convertible into one hundred shares of common stock at the option the holder or upon written request by the Company, subject to a limitation that the holder and their affiliates do not own or control more than 9.9% of the outstanding common stock of the Company. The preferred shares will rank pari passu with Common Stock with respect to payment of dividends or distributions. With respect to liquidation, the preferred shares rank subordinate and junior in right of payment to all other securities of the Company. In the event of any liquidation, holders of Series A Preferred Shares are entitled to receive (i) a distribution equal to any authorized and declared, but unpaid, dividends and (ii) the amount the holder of such share or Series A Preferred Stock would receive in respect to each shares had it been converted into shares of Common Stock.
During the third quarter of 2020, pursuant to the capital raise agreement, a single investor elected to covert 175,000 shares of common stock to 1,750 shares of perpetual preferred stock in a cashless transaction.
Stock Option Plans
In October 2006, the Company’s stockholders approved a Non-statutory Stock Option Plan (the “Director Plan”) and an Incentive Stock Option Plan (“Employee Plan”). The maximum numbers of shares available for grant under the Director Plan and the Employee Plan are 364,606 each. Exercise prices for both plans are established at market value on the grant date. Under the plans, unissued options expired in August 2016.
Options granted become exercisable in accordance with the vesting schedule specified by the Board of Directors in the Plan agreements. A portion of the options granted under the Director Plan vest immediately and the remaining balance vests over a three-year period with none vesting at the time of grant. The options granted under the Employee Plan vest over a five-year period with none vesting at the time of grant. All unexercised options expire 10 years after the date of grant.
Option related compensation costs recorded during the years ended December 31, 2020 and 2019 totaled approximately $6,000 and $29,000, respectively. At December 31, 2020 and 2019, there was approximately $5,000 and $11,000 of total unrecognized expense related to outstanding stock options. This cost is expected to be recognized over a weighted average period of approximately one year.
A summary of the changes in the Company’s option plans for the years ended December 31, 2020 and 2019 is as follows:
	Outstanding Options
	Number Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term
Balance at December 31, 2018	571,187	$5.37	5.10
Options exercised	(63,217)	$5.25	—
Options forfeited	(9,751)	$6.22	—

AQUESTA FINANCIAL HOLDINGS, INC. AND SUBSIDIARY
Notes to Consolidated Financial Statements
(13)
Stockholders’ Equity (continued)

	Outstanding Options
	Number Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term
Balance at December 31, 2019	498,219	$5.25	3.96
Options exercised	(682)	$6.62	—
Options forfeited	—	—	—
Balance at December 31, 2020	497,537	$5.38	3.54
Exercisable at December 31, 2020	495,279

Warrants
Organizers who personally guaranteed a portion of the Company’s organizational line of credit were granted warrants to purchase shares of the Company’s common stock. As part of the stock option and warrant exchange program, the Company’s issued warrants that are exercisable for a period of ten years at an exercise price of $4.92 per share and were granted on a pro rata basis, based upon the dollar amount of a personal guarantee assumed by each organizer during the Company’s organization. These warrants vested immediately. In 2020, none of these warrants were exercised. In 2019, 39,270 of these warrants were exercised. As of December 31, 2020 and 2019, there were 149,237 of these warrants outstanding. The warrants have a 10 year term from the date of grant and expire in 2023.
Restricted Stock Plan
In 2015, the Company’s stockholders approved a Restricted Stock Plan (the “Plan”). The Company has reserved 144,000 shares of its authorized but unissued common stock to be issued under the Plan. During 2020 and 2019, the Company approved the grant of 23,000 and 23,200 shares of restricted stock under the Plan, respectively. These shares of restricted stock had a five-year term, with all shares vesting ratably over five years of continued employment. At grant dates, the weighted average stock valued was $11.21 and $12.25 per share for 2020 and 2019, respectively. The compensation cost for stock is amortized to expense over the vesting period. Total restricted stock compensation expense for 2020 and 2019 was approximately $187,000 and $109,000.
(14)
Employee and Director Benefit Plans

401(k) Plan
The Company has a 401(k) Plan in which full-time employees are eligible to participate. The Company makes matching contributions of up to four percent of an employee’s compensation contributed to the Plan. Matching contributions vest to the employee immediately. For the years ended December 31, 2020 and 2019, expense attributable to the Plan amounted to approximately $184,000 and $134,000, respectively.
Employment Contracts
The Company enters into employment agreements with members of its leadership team to ensure a stable and competent management base. The agreements provide for terms of six months to three years, with automatic extensions. The agreements provide for benefits as spelled out in the contracts and cannot be terminated by the Board of Directors, except for cause, without prejudicing the officers’ rights to receive certain vested rights, including compensation. In the event of a change in control of the Company and in

AQUESTA FINANCIAL HOLDINGS, INC. AND SUBSIDIARY
Notes to Consolidated Financial Statements
(14)
Employee and Director Benefit Plans (continued)

certain other events, as defined in the agreements, the Company or any successor to the Company will be bound to the terms of the contracts.
Postretirement Benefit Plan
The Company has one supplemental executive retirement plan whereby benefits are payable at retirement over a fifteen-year period. The estimated liability is being accrued over the expected remaining years of employment. Expenses incurred for benefits relating to the postretirement benefit plan were $187,166 and $172,793 for the years 2020 and 2019, respectively. The accrued liability recorded on the balance sheet related to the plan was $942,215 and $755,049 at December 31, 2020 and 2019, respectively.
(15)
Subsequent Events

Management has evaluated subsequent events for potential recognition or disclosure in the financial statements through April 30, 2021, the date on which the financial statements were available to be issued.

Aquesta Financial Holdings, Inc. and Subsidiaries
Board of Directors and Executive Management

Aquesta Financial Holdings, Inc. and Aquesta Bank Board of Directors
James Borders, Jr. (Chairman)	Spencer Cohn
AC Control Company, Inc., President	Castle Creek Capital, Vice President
Jon Dressler	Paul Dougovito
Proprietor, Rare Roots Hospitality Group	Banking Consultant
Jim Engel	J. David Goodrum
President and Chief Executive Officer	JD Goodrum Company Inc.
President and General Manager
Carol Houle	Ginger Griffin
FSI at Atos	Ginger Griffin Marketing and Design, Principal
SVP — Global Head of Consulting and Marketing
Paul Jaszewksi	Charles Knox, Jr.
Physicians Anesthesiologist	The Knox Group,
American Anesthesiology of the South, PLLC	Commercial Real Estate Broker and Developer
Craig Larsen	Alison Smith
REVITA Anti-Aging Center, Owner/CEO	Smith Capital Inc., President
Executive Aquesta Bank Officers
Jim Engel	Tim Beck
President and Chief Executive Officer	Chief Credit Officer
Kristin Couch	Rick Eveson
Chief Financial Officer	Chief Operations and Compliance Officer
Greg Dickinson	Jeff Brinkman
South Carolina Market President	North Carolina/Charlotte Market President
Kristen Maxwell	Jeanne Jordan
Director of Human Resources	Head of Consumer Banking and Treasury

Aquesta Financial Holdings, Inc. and Subsidiaries
General Corporate Information

Office Location
19510 Jetton Road
Cornelius, North Carolina 28031
Phone: (704) 439-4343
Fax: (704) 439-4344
Website: www.aquestabank.com
Regulatory and Securities Counsel
Wyrick Robbins Yates & Ponton L.L.P.
4101 Lake Boone Trail, Suite 300
Raleigh, North Carolina 27607
Stock Transfer Agent Continental Stock Transfer & Trust Company 17 Battery Place New York, New York 10004	Independent Auditors Wipfli, LLP 235 Peachtree Street, NE Suite 1800 Atlanta, Georgia 30303
Annual Shareholders Meeting
The Annual Meeting of the shareholders of Aquesta Financial Holdings, Inc. will be held at Aquesta Bank Headquarters Building later in 2021 at a date and time to be announced.
Common Stock and Related Matters
The Bank’s outstanding common stock shares were held by approximately 320 holders of record (excluding shares held in street name) as of December 31, 2020. As of December 31, 2020, the Bank had 4,289,805 shares of common stock outstanding. A cash dividend was paid out on November 20, 2020 and November 18, 2019.
Market for Common Stock
On April 1, 2014, Aquesta Bank successfully completed its reorganization into a bank holding company, Aquesta Financial Holdings, Inc. (AQFH) (the “Company”). There is public trading market for the Company’s common stock under symbol AQFH. Shareholders received a letter along with a letter of transmittal that needs to be returned to the transfer agent in order to exchange shares. For more information, please contact investor relations by telephone or mail at the Bank’s corporate headquarters.
This Annual Report serves as the annual financial disclosure statement furnished pursuant to the Federal Deposit Insurance Corporation’s rules and regulations. This statement has not been reviewed or confirmed for accuracy or relevance by the Federal Deposit Insurance Corporation.